UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNUAL FINANCIAL REPORT

2017

CONTENTS

REPORT ON OPERATIONS

TIM Group	4
Key Operating and Financial Data - TIM Group	9
Financial and Operating Highlights of the Business Units of the TIM Group	22
Main Commercial Developments	34
Main changes in the regulatory framework	37
Competition	41
Consolidated Financial Position and Cash Flows Performance	44
Consolidated Financial Statements – TIM Group	51
Social and environmental impact of operations and their economic aspects	59
Research and development	63
Consolidated non-financial statement	67
Events subsequent to December 31, 2017	68
Business Outlook for the Year 2018	68
Main risks and uncertainties	69
Information for Investors	72
Related party transactions and direction and coordination activity	75
Alternative Performance Measures	77
TIM S.p.A.	79
Review of Key Operating and Financial Data - TIM S.p.A.	79
Financial Statements – TIM S.p.A.	91
Reconciliation of Consolidated Equity	97
Corporate Boards at December 31, 2017	98
Macro-Organization Chart at December 31, 2017	100

TIM GROUP CONSOLIDATED FINANCIAL STATEMENTS	102
Contents	103
Consolidated Statements of Financial Position	104
Separate Consolidated Income Statements	106
Consolidated Statements of Comprehensive Income	107
Consolidated Statements of Changes in Equity	108
Consolidated Statements of Cash Flows	109
Notes to the Consolidated Financial Statements	111
Certification of the Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	242
Independent Auditors’ Report	243

TIM S.p.A. SEPARATE FINANCIAL STATEMENTS	255
Contents	256
Statements of Financial Position	257
Separate Income Statements	259
Statements of Comprehensive Income	260
Statements of Changes in Equity	261
Statements of Cash Flows	262
Notes to the Separate Financial Statements of TIM S.p.A.	264
Certification of the Separate Financial Statements Pursuant to Article 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	385
Independent Auditors’ Report	386
Glossary	396
Useful information	411

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

Report on Operations

TIM Group

THE TIM GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

Olivetti, which is now part of the Core Domestic business segment, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators.

CORE DOMESTIC • Consumer • Business • Wholesale • Other (INWIT S.p.A. and support structures)

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).	INTERNATIONAL WHOLESALE Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • South American subsidiaries • North American subsidiaries • European subsidiaries

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides mobile telephone services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações (now TIM S.A.), Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.	Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • TIM S.A. (formerly Intelig Telecom. Ltda) • Tim Celular S.A.

Annual Financial Report as at December 31, 2017	The TIM Group	4

BOARD OF DIRECTORS

Chairman	Arnaud Roy de Puyfontaine

Deputy Chairman	Giuseppe Recchi

Chief Executive Officer and General Manager	Amos Genish

Directors

Camilla Antonini (independent)

Franco Bernabè (independent)

Ferruccio Borsani (independent)

Lucia Calvosa (independent)

Francesca Cornelli (independent)

Frédéric Crépin

Dario Frigerio (independent)

Félicité Herzog (independent)

Anna Jones (independent)

Marella Moretti (independent)

Hervé Philippe

Danilo Vivarelli (independent)

Secretary to the Board	Agostino Nuzzolo

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello
Gabriella Chersicla
Gianluca Ponzellini
Ugo Rock

Alternate Auditors	Francesco Di Carlo
Piera Vitali
Riccardo Schioppo

Annual Financial Report as at December 31, 2017	Board of Directors and Board of Statutory Auditors of TIM S.p.A.	5

PAGE INTENTIONALLY LEFT BLANK

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INFOGRAFICA GRP

KEY OPERATING AND FINANCIAL DATA - TIM GROUP

Consolidated operating and financial data

(millions of euros)		2017	2016	2015	2014	2013
Revenues		19,828	19,025	19,719	21,574	23,443

EBITDA	(1)	7,790	8,002	7,006	8,785	9,574

EBIT before goodwill impairment loss		3,291	3,722	3,203	4,529	4,939

Goodwill impairment loss		—	—	(240)	—	(2,187)

EBIT	(1)	3,291	3,722	2,963	4,529	2,752

Profit (loss) before tax from continuing operations		1,777	2,799	453	2,350	570

Profit (loss) from continuing operations		1,287	1,919	50	1,420	(556)

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	47	611	541	341

Profit (loss) for the year		1,287	1,966	661	1,961	(215)

Profit (loss) for the year attributable to Owners of the Parent		1,121	1,808	(70)	1,351	(659)

Capital expenditures		5,701	4,876	5,197	4,984	4,400

Consolidated financial position data

(millions of euros)		12/31/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013
Total Assets		68,783	70,446	71,268	71,596	70,264

Total Equity		23,783	23,553	21,249	21,584	20,071

- attributable to Owners of the Parent		21,557	21,207	17,554	18,068	16,985

- attributable to non-controlling interests		2,226	2,346	3,695	3,516	3,086

Total Liabilities		45,000	46,893	50,019	50,012	50,193

Total Equity and Liabilities		68,783	70,446	71,268	71,596	70,264

Share capital		11,587	11,587	10,650	10,634	10,604

Net financial debt carrying amount	(1)	26,091	25,955	28,475	28,021	27,942

Adjusted net financial debt	(1)	25,308	25,119	27,278	26,651	26,807

Adjusted net invested capital	(2)	49,091	48,672	48,527	48,235	46,878

Debt Ratio (Adjusted net financial debt/Adjusted net invested capital)		51.6%	51.6%	56.2%	55.3%	57.2%

Consolidated profit ratios

		2017	2016	2015	2014	2013
EBITDA/Revenues	(1)	39.3%	42.1%	35.5%	40.7%	40.8%

EBIT/Revenues (ROS)	(1)	16.6%	19.6%	15.0%	21.0%	11.7%

Adjusted Net Financial Debt/EBITDA	(1)	3.2	3.1	3.9	3.0	2.8

(1)	Details are provided under “Alternative Performance Measures”.
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	9

Headcount, number in the Group at year end (1)

(number)	12/31/2017	12/31/2016	12/31/2015	12/31/2014	12/31/2013
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	59,429	61,229	65,867	66,025	65,623

Headcount relating to Discontinued operations/Non-current assets held for sale	—	—	16,228	16,420	16,575

Headcount, average number in the Group(1)

(equivalent number)	2017	2016	2015	2014	2013
Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	54,946	57,855	61,553	59,285	59,527

Headcount relating to Discontinued operations/Non-current assets held for sale	—	2,581	15,465	15,652	15,815

Financial performance measures

TIM S.p.A.

(euros)		2017	2016	2015
Share prices (December average)
- Ordinary		0.73	0.79	1.16

- Savings		0.60	0.64	0.98

Dividends per share	(2)
- Ordinary		—	—	—

- Savings		0.0275	0.0275	0.0275

Pay Out Ratio	(2) (*)	9%	10%	45%

Market capitalization (in million euros)		14,779	15,901	21,525

Market to Book Value	(**)	0.74	0.84	1.34

Dividend Yield (based on December average)	(2) (***)
- Ordinary		—	—	—

- Savings		4.55%	4.27%	2.81%

TIM Group

(euros)	2017	2016	2015
Basic and Diluted Earnings Per Share – ordinary shares	0.05	0.08	0.00

Basic and Diluted Earnings Per Share – savings shares	0.06	0.09	0.00

(1)	Includes employees with temp work contracts.
(2)	For 2017, the ratio was calculated on the basis of the proposed resolutions submitted to the shareholders’ meeting to be held on April 24, 2018. For all periods, the reference index was assumed to be the Parent’s Earnings, calculated by excluding Non-recurring items (as detailed in the Note “Significant non-recurring events and transactions” in the Separate Financial Statements of TIM S.p.A. at December 31, 2017).
(*)	Dividends paid in the following year/Profit for the year.
(**)	Capitalization/Equity of TIM S.p.A..
(***)	Dividends per share/Share prices.

Report on Operations of the TIM Group	Key Operating and Financial Data – TIM Group	10

Financial highlights

In terms of economic and financial performance in 2017:

•	Consolidated revenues amounted to 20 billion euros, up by 4.2% on 2016 (+2.7% in organic terms). The figure for the fourth quarter of 2017 showed growth of 1.2% (+2.8% in organic terms).

•	EBITDA amounted to 7.8 billion euros, down by 2.6% on 2016 (-3.7% in organic terms). The organic EBITDA margin came to 39.3%, 2.6 percentage points lower than in 2016. EBITDA in 2017 was pulled down by non-recurring expenses for a total of 883 million euros (198 million euros in 2016 at constant exchange rates), without which the organic change in EBITDA would have been +4.6% (+382 million euros), with an EBITDA margin of 43.7%, up by 0.7 percentage points compared to 2016.

•	EBITDA for the fourth quarter of 2017 amounted to 1.6 billion euros (2.1 billion euros in 2016). In organic terms, and without the impact of the above-mentioned non-recurring expenses, the change would have been an increase of +4.1%.

•	EBIT amounted to 3.3 billion euros, down by 11.6% compared to 2016 (-12.1% in organic terms), as a result of the negative impact of non-recurring net expenses of 913 million euros (185 million euros in 2016 at constant exchange rates), without which the organic change in EBIT would have been +6.9%.

•	EBIT for the fourth quarter of 2017 amounted to 457 million euros (954 million euros in the fourth quarter of 2016). In organic terms and without non-recurring net expenses, the change from the fourth quarter of 2016 would have been +12.5%.

•	Profit for the year attributable to Owners of the Parent amounted to 1.1 billion euros (1.8 billion euros in 2016). On a like-for-like basis – i.e. without including the impact of non-recurring net expenses and, in 2016, the positive impact of the fair value measurement of the embedded option in the mandatory convertible bond converted into TIM shares – profit for 2017 would have been approximately 270 million euros higher than the figure for 2016.

•	Capital expenditures for 2017 amounted to 5,701 million euros (4,876 million euros in 2016) and included the outlay of 630 million euros for the renewal of the user rights to the 900 MHz and 1800 MHz (GSM) frequencies by the Domestic Business Unit. In the Domestic Business Unit, the innovation component of total network investments rose to 63% (+6.3 percentage points compared to 2016) thanks to the selective approach taken to investments, which focused on identifying projects delivering higher returns and targeted at raising levels of UBB coverage through innovation or transformation.

•	Adjusted net financial debt amounted to 25,308 million euros at December 31, 2017, up by 189 million euros compared December 31, 2016 (25,119 million euros). The positive performance of business operations almost entirely absorbed the cash requirements relating to income taxes, which were much higher than in 2016, the outlay of 630 million euros for the renewal, as reported earleir, of user rights to domestic mobile telephone frequencies, and the payment of 257 million euros by the Brazil Business Unit to the consortium for the clean-up of the 700 MHz spectrum, for which the business unit purchased user rights in 2014.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	11

Financial highlights for the year

				% Change
(millions of euros)		2017	2016	Reported		Organic
Revenues		19,828	19,025	4.2		2.7

EBITDA	(1)	7,790	8,002	(2.6)		(3.7)

EBITDA Margin		39.3%	42.1%	(2.8	)pp

Organic EBITDA Margin		39.3%	41.9%	(2.6	)pp

EBIT	(1)	3,291	3,722	(11.6)		(12.1)

EBIT Margin		16.6%	19.6%	(3.0	)pp

Organic EBIT Margin		16.6%	19.4%	(2.8	)pp

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	47

Profit (loss) for the year attributable to Owners of the Parent		1,121	1,808	(38.0)

Capital expenditures (CAPEX)		5,701	4,876	16.9

		12/31/2017	12/31/2016	Change Amount
Adjusted net financial debt	(1)	25,308	25,119	189

Financial highlights for the fourth quarter

		4th Quarter	4th Quarter	% Change
(millions of euros)		2017	2016	Reported	Organic
Revenues		5,149	5,086	1.2	2.8

EBITDA	(1)	1,577	2,124	(25.8)	(25.1)

EBITDA Margin		30.6%	41.8%

Organic EBITDA Margin		30.6%	42.0%

EBIT	(1)	457	954	(52.1)	(52.0)

EBIT Margin		8.9%	18.8%

Organic EBIT Margin		8.9%	19.0%

Profit (loss) for the period		157	356	—

Profit (loss) for the period attributable to owners of the Parent		88	313	—

•	Details are provided under “Alternative Performance Measures”.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	12

Non-recurring events

In the years 2017 and 2016, the TIM Group recognized non-recurring net operating expenses connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

In detail:

(millions of euros)	2017	2016
Non-recurring net expenses
Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	10	2

Employee benefits expenses (*)
Expenses related to restructuring and rationalization and other expenses	697	160

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	176	36

Impact on EBITDA	883	198

(Gain)/loss from Brazil Towers disposal (*)		(13)

Impairment losses on intangible assets	30	—

Impact on EBIT	913	185

(*)	The 2016 value of the Brazil Business Unit is stated at constant exchange rates (average 2017 exchange rate). The non-recurring component of the cost of labor at historical exchange rates amounted to 14 million euros, while the gain realized on the disposal of telecommunication towers amounted to 12 million euros.

Non-recurring expenses in 2017 mainly included provisions connected with the commencement of the new company restructuring plan for TIM S.p.A., which will unfold over the entire period of the 2018–2020 Industrial Plan and is designed to support the digitization process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of article 4(1–7) of Law 92 of June 28, 2012 (the “Fornero Law”) for executive and non-executive personnel (which provides for early retirement arrangements), as well as the use of measures for economic sustainability.

Non - Financial highlights

The obligations laid down in Legislative Decree 254/2016, regarding the disclosure of sensitive information of a non-financial nature and on diversity, have been the object of reporting by TIM Group since 1997, the year in which the Group published its first “Social Report”, subsequently extended to cover environmental issues.

The current Sustainability Report follows a multi-stakeholder approach involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts. It is based on the main reference standard for Sustainability Reporting and on the principles (inclusivity, materiality, responsiveness) of the AA1000 AccountAbility Principles Standard (APS 2008), adopted by the Group as of the 2009 Financial Statements.

The materiality matrix for 2017, which summarizes the point of view of the Company and the stakeholders, also identifies the Sustainable Development Goals (SDGs) to which the Group believes it can make an appreciable contribution through the digitalization of the Country, social inclusion and the protection of human rights, improving the sustainability of the value chain and combating climate change.

Such non-financial reporting stands alongside the company’s positioning in major sustainability indices, which in 2017 saw the TIM Group included, for the 14th consecutive year, in the Dow Jones Sustainability Indices World (DJSI World) and Europe (DJSI Europe), its entry into the Euronext Vigeo World 120 index, and its inclusion in the indices Euronext Vigeo, Eurozone 120 and Euronext Vigeo Europe 120.

Information on the TIM Group’s contribution to sustainability during 2017 is provided below.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	13

ENVIRONMENTAL PROTECTION

Savings of 10.5 GWh in 2017 in Italy thanks to targeted energy efficiency actions. Savings were higher than the increase in energy consumption deriving from the development of the network infrastructures

97 %	*Total waste recycled Group*
+38%	*Eco - efficiency indicator - Domestic*
+8.8 %	*Eco - efficiency indicator - Brazil*

EEC values corresponding to efficiency projects amounting to around **47 million** euros .

CONTRIBUTION TO THE COMMUNITY

Calculated following the guidelines of the London Benchmarking Group model; the value includes the activities of Fondazione TIM in Italy and Instituto TIM in Brazil

17.4 million euros	*Donations, Investments and Initiatives*
124 campaigns	*Charitable Funds Collected*
3,136	*Patents**

Over **1,300 resources** for technological innovation and engineering activities

HUMAN RIGHTS

From 2012 to 2014 due diligence on Human Rights was conducted, confirming, inter alia, the need for a Human Rights Policy

in 2015	*Human Rights Policy*
From 2015	*Classroom and online courses*
12	*Reports*

TIM monitors and analyses reports of possible breaches of Human Rights received through the whistleblowing portal made available to all stakeholders. The scarcity of such reports is an indication of how effective the company's Human Rights protection processes are.

SUPPLIERS

Through participation in **the JAC** (Join Audit Cooperation), 366 audits were conducted in the period 2010 -2017 – **89 of which in 2017 alone** - 262 on TIM suppliers, 52 of which in 2017 alone

6	Audits carried out in Italy
816 thousand	*Workers involved through the JAC*
5,096	*Suppliers with purchase orders*

The JAC audits targeted the production plants (suppliers and sub -suppliers) in Asia, Central and South America, North Africa and Eastern Europe.

SUMMER CAMPS

For over 30 years TIM has organized and paid for the children of employees to join summer camps. In the summer of 2017 over 6,500 young people took advantage of the initiative, amounting to 93% of the potential demand for 7,000 spots (estimated on the basis of the applications made in recent years).

6,500	*young people*
93 %	*of the potential demand*

Against a total cost of around € 8.3 million spent on summer camps, TIM will cover around **72%** of the cost The 2017 TIM Summer activities are designed to have people experience the real meaning of inclusion and awareness of the value of TIM.

*All data refers to 2017. *Data as of November 2017*

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	14

CONSOLIDATED PERFORMANCE

Revenues

Revenues amounted to 19,828 million euros in 2017, 4.2% higher in comparison with 2016 (19,025 million euros). The increase of 803 million euros was driven by the positive performance of the Domestic Business Unit (348 million euros) and the Brazil Business Unit (455 million euros, inclusive of a positive exchange rate effect of 284 million euros).

In terms of organic change, consolidated revenues rose by 2.7% (+526 million euros), and were calculated as follows:

(millions of euros)	2017	2016	Change
			amount	%
REPORTED REVENUES	19,828	19,025	803	4.2

Foreign currency financial statements translation effect		277	(277)

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	19,828	19,302	526	2.7

Exchange rate fluctuations (1) were essentially attributable to the Brazil Business Unit. There were no material changes in the scope of consolidation (2).

The performance of revenues in each quarter of 2017 is shown below, with comparative data, in percentage terms, provided for the same periods of the previous year.

Consolidated revenues for the fourth quarter of 2017 increased by 63 million euros compared to the fourth quarter of 2016 (+1.2%); in organic terms, the percentage change, without the exchange rate effect relating essentially to the Brazil Business Unit, was +2.8%.

•	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.12946 in 2017 and 1.10666 in 2016 for the US dollar. For the Brazilian real, the average exchange rates used were 3.60584 in 2017 and 3.85935 in 2016. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
•	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	15

The breakdown of revenues for 2017 by operating segment is shown below, with comparative data provided for 2016.

	2017		2016		Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic	15,354	77.4	15,006	78.9	348	2.3	2.4
Core Domestic	14,249	71.9	13,926	73.2	323	2.3	2.3

International Wholesale	1,349	6.8	1,351	7.1	(2)	(0.1)	0.4

Brazil	4,502	22.7	4,047	21.3	455	11.2	4.0

Other Operations	—	—	11	0.1	(11)

Adjustments and eliminations	(28)	(0.1)	(39)	(0.3)	11

Consolidated Total	19,828	100.0	19,025	100.0	803	4.2	2.7

EBITDA

EBITDA totaled 7,790 million euros (8,002 million euros in 2016), showing a drop of 212 million euros    (-2.6%); the EBITDA margin was 39.3% (42.1% in 2016; -2.8 percentage points).

Organic EBITDA was down by 303 million euros (-3.7%) compared to 2016, with a drop in the organic EBITDA margin of 2.6 percentage points, from 41.9% in 2016 to 39.3% in 2017.

The TIM Group recorded non-recurring operating expenses totaling 883 million euros for 2017 (198 million euros in 2016, at constant exchange rates), mainly connected with corporate restructuring and reorganization.

Excluding the expenses, EBITDA would have grown by 4.6% (+382 million euros), with an EBITDA margin of 43.7%, up by 0.7 percentage points compared to 2016. For further details, see the Note “Significant non-recurring events and transactions” in the Consolidated Financial Statements as at December 31, 2017 of the TIM Group.

Organic EBITDA is calculated as follows:

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBITDA	7,790	8,002	(212)	(2.6)

Foreign currency financial statements translation effect		91	(91)

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	7,790	8,093	(303)	(3.7)

of which non-recurring income/(expenses)	(883)	(197)	(686)

Foreign currency non-recurring income/(expenses) translation effect		(1)	1

ORGANIC EBITDA excluding non-recurring component	8,673	8,291	382	4.6

Exchange rate fluctuations related almost entirely to the Brazil Business Unit.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	16

The performance of EBITDA in each quarter of 2017 is shown below, with comparative data provided for the same periods of the previous year.

The performance of EBITDA in each quarter of 2017, stated in millions of euros, is shown below.

EBITDA for the fourth quarter of 2017 amounted to 1,577 million euros, down by 547 million euros (-25.8%) on the same period of the previous year (2,124 million euros). The EBITDA margin came to 30.6% (41.8% in the fourth quarter of 2016).

In organic terms, and without non-recurring expenses (661 million euros in the fourth quarter of 2017 and 43 million euros in the same period of 2016, at constant exchange rates), the change would have been an increase of +4.1%, with an EBITDA margin of 43.5% (42.9% in the fourth quarter of 2016).

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	17

The breakdown of EBITDA by operating segment in 2017 compared to 2016 is shown below, together with the EBITDA margin.

	2017		2016		Change
(millions of euros)		% of total		% of total	amount	%		% organic
Domestic	6,171	79.2	6,698	83.7	(527)	(7.9)		(7.8)
EBITDA Margin	40.2		44.6			(4.4	)pp	(4.4	)pp

Brazil	1,635	21.0	1,325	16.6	310	23.4		15.3
EBITDA Margin	36.3		32.7			3.6 pp		3.6 pp

Other Operations	(16)	(0.2)	(18)	(0.2)	2

Adjustments and eliminations	—	—	(3)	(0.1)	3

Consolidated Total	7,790	100.0	8,002	100.0	(212)	(2.6)		(3.7)

EBITDA Margin	39.3		42.1			(2.8	)pp	(2.6	)pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (8,388 million euros; 7,793 million euros in 2016):

(millions of euros)	2017	2016	Change
Acquisition of goods	1,863	1,614	249

Revenues due to other TLC operators and interconnection costs	2,063	2,000	63

Commercial and advertising costs	1,386	1,231	155

Power, maintenance and outsourced services	1,222	1,220	2

Rent and leases	739	702	37

Other service expenses	1,115	1,026	89

Total acquisition of goods and services	8,388	7,793	595

% of Revenues	42.3	41.0	1.3	pp

The rise in Acquisition of goods and services was driven by the Domestic Business Unit, for a total of 450 million euros, primarily by the acquisition of products for resale. The Brazil Business Unit reported an increase of 140 million euros, attributable entirely to the exchange rate effect, without which the item would have shown a drop of around 3 million euros.

•	Employee benefits expenses (3,626 million euros; 3,106 million euros in 2016):

(millions of euros)	2017	2016	Change
Employee benefits expenses - Italy	3,248	2,744	504

Ordinary employee expenses and costs	2,551	2,600	(49)

Restructuring and other expenses	697	144	553

Employee benefits expenses – Outside Italy	378	362	16

Ordinary employee expenses and costs	378	347	31

Restructuring and other expenses	—	15	(15)

Total employee benefits expenses	3,626	3,106	520

% of Revenues	18.3	16.3	2.0	pp

The main factors driving the increase of 520 million euros were:

•	a decrease of 49 million euros in the Italian component of ordinary employee expenses, partly as a result of the reduction in the average salaried workforce (-1,517 average employees). By contrast, in 2016, following the non-fulfillment of the conditions for the payment of the Results Bonus to employees, related accruals made in the 2015 financial statements were reversed;

•	the recognition of a total of 697 million euros of non-recurring expenses (provisions to Employee benefits and sundry expenses), of which 674 million euros connected with the commencement of the new company restructuring plan for TIM S.p.A., which will unfold over the entire period of the 2018–2020 Industrial Plan and is designed to support the digitization process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of article 4(1–7) of Law 92 of June 28, 2012 (the “Fornero Law”) for executive and non-executive personnel (which provides for early retirement arrangements), as well as the use of measures for economic sustainability.

In 2016, a total of 144 million euros in provisions for non-recurring expenses were allocated for the application of Article 4 of the “Fornero Law” and the management restructuring plan.

•	an increase of 16 million euros in the component outside Italy of employee benefits expenses; the lower cost of labor connected with the drop in the average salaried workforce outside Italy (-1,392 average employees) was offset by both local wage growth and the exchange rate effect, referring essentially to the Brazil Business Unit, which resulted in around 24 million euros of higher costs. In the previous year, the Brazil Business Unit had recognized a total of 16 million euros (at constant exchange rates) in non-recurring expenses relating to the implementation of the company restructuring plan.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	18

•	Other operating income (523 million euros; 311 million euros in 2016):

(millions of euros)	2017	2016	Change
Late payment fees charged for telephone services	59	60	(1)

Recovery of employee benefit expenses, purchases and services rendered	22	33	(11)

Capital and operating grants	51	36	15

Damage compensation, penalties and sundry recoveries	35	24	11

Partnership agreements	116	71	45

Release of provisions and other payable items, other income	240	87	153

Total	523	311	212

Other income consisted of the impacts of contribution fees resulting from partnership agreements signed with leading technology suppliers. These agreements are aimed at developing the collaboration between the parties, in order to strengthen and stabilize the business and industrial relationship over time, to actively contribute to TIM’s marketing plan for the development and use of several strategic services in Italy and in Brazil. The item also included insurance indemnities and the impact of the revised estimate of liabilities towards customers and suppliers.

•	Other operating expenses (1,208 million euros; 1,083 million euros in 2016):

(millions of euros)	2017	2016	Change
Write-downs and expenses in connection with credit management	400	335	65

Provision charges	228	144	84

TLC operating fees and charges	356	373	(17)

Indirect duties and taxes	111	100	11

Penalties, settlement compensation and administrative fines	33	44	(11)

Association dues and fees, donations, scholarships and traineeships	15	18	(3)

Sundry expenses	65	69	(4)

Total	1,208	1,083	125

Other operating expenses included 176 million euros of non-recurring expenses (36 million euros in 2016), incurred entirely by the Domestic Business Unit. The Brazil Business Unit recorded a drop of 4 million euros (including an exchange rate effect of 35 million euros, without which the item would have shown a decrease of 39 million euros), due to lower provisions for risks and lower operating expenses for telecommunications activities. The drop was driven by lower provision charges and lower contribution fees for telecommunications operations.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	19

Depreciation and amortization

Details are as follows:

(millions of euros)	2017	2016	Change
Amortization of intangible assets with a finite useful life	1,793	1,743	50

Depreciation of property, plant and equipment – owned and leased	2,680	2,548	132

Total	4,473	4,291	182

Gains/(losses) on disposals of non-current assets

In 2017, the item posted a positive 11 million euros, connected with the ordinary asset renewal process.

In 2016, this item amounted to 14 million euros and included the non-recurring gain of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) realized by the Brazil Business Unit from the sale of two further tranches of telecommunications towers to American Tower do Brasil.

Net impairment losses on non-current assets

The item amounted to 37 million euros in 2017 (3 million euros in 2016) and referred primarily to impairment losses on intangible assets.

In preparing the Annual Report for 2017, the TIM Group carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s individual Cash Generating Units.

EBIT

EBIT totaled 3,291 million euros (3,722 million euros in 2016), a drop of 431 million euros (-11.6%) compared to 2016; the EBIT margin was 16.6% (19.6% in 2016, -3.0 percentage points).

Organic EBIT was down by 455 million euros (-12.1%), with an organic EBIT margin of 16.6% (19.4% in 2016).

EBIT for 2017 reflected the negative impact of non-recurring net expenses, including impairment losses on assets totaling 913 million euros (185 million euros in 2016, at constant exchange rates). Without these expenses, the organic change in EBIT would have been a positive 273 million euros (+6.9%), with an EBIT margin of 21.2% (up by 0.8 percentage points compared to 2016).

Organic EBIT is calculated as follows:

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBIT	3,291	3,722	(431)	(11.6)

Foreign currency financial statements translation effect		24	(24)

Changes in the scope of consolidation		—	—

ORGANIC EBIT	3,291	3,746	(455)	(12.1)

of which non-recurring income/(expenses)	(913)	(185)	(728)

Foreign currency non-recurring income/(expenses) translation effect		—	—

ORGANIC EBIT excluding non-recurring component	4,204	3,931	273	6.9

Exchange rate fluctuations related to the Brazil Business Unit.

EBIT for the fourth quarter of 2017 amounted to around 457 million euros (954 million euros in the fourth quarter of 2016).

In organic terms, and without non-recurring net expenses (661 million euros in the fourth quarter of 2017 and 41 million euros in the same period of 2016, at constant exchange rates), the change on the fourth quarter of 2016 would have been an increase of +12.5%, with an EBITDA margin of 21.7% (19.8% in the fourth quarter of 2016).

Share of profits (losses) of associates and joint ventures accounted for using the equity method

In 2017, this item amounted to a negative 1 million euros. In 2016, the item showed a negative 23 million euros and referred essentially to the write-down of the investment held in Alfiere S.p.A..

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	20

Income/(expenses) from investments

In 2017, this item amounted to an expense of 18 million euros and essentially included the allocation to the income statement of the Reserve for exchange differences on translating foreign operations for the investee company Tierra Argentea S.A., the liquidation of which has now been completed.

In 2016, this item amounted to 7 million euros and mainly included the dividends paid to TIM S.p.A. by the third-party company Emittenti Titoli.

Finance income (expenses), net

Net finance expenses grew by 588 million euros, rising from 907 million euros in 2016 to 1,495 million euros in 2017.

The balance recorded in 2017 was mainly affected by the absence of the positive impact, of 565 million euros, relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros and converted in November 2016 (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”).

Income tax expense

Income tax expense amounted to 490 million euros, down by 390 million euros on 2016 (880 million euros), in part thanks to tax facilities under laws in force and the lower taxable base of the Parent TIM S.p.A.

Profit (loss) for the year

This item breaks down as follows:

(millions of euros)	2017	2016
Profit (loss) for the year	1287	1,966

Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,121	1,811

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	(3)

Profit (loss) for the year attributable to Owners of the Parent	1,121	1,808

Non-controlling interests:
Profit (loss) from continuing operations	166	108

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	50

Profit (loss) for the year attributable to Non-controlling interests	166	158

Profit for 2017 attributable to Owners of the Parent amounted to 1,121 million euros (1,808 million euros in 2016) and was impacted by non-recurring net expenses of 714 million euros. On a like-for-like basis – i.e. without including the non-recurring items and, in 2016, the positive impact of the fair value measurement of the embedded option in the mandatory convertible bond – Profit attributable to the Owners of the Parent for 2017 would have been around 270 million euros higher than the figure for the same period of the previous year.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	21

FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

			Change
(millions of euros)	2017	2016	amount	%		% organic
Revenues	15,354	15,006	348	2.3		2.4

EBITDA	6,171	6,698	(527)	(7.9)		(7.8)

EBITDA Margin	40.2	44.6		(4.4	)pp	(4.4	)pp

EBIT	2,772	3,376	(604)	(17.9)		(17.9)

EBIT Margin	18.1	22.5		(4.4	)pp	(4.4	)pp

Headcount at year end (number)	49,851	51,280	(1,429)	(2.8)

			Change
(millions of euros)	4th Quarter 2017	4th Quarter 2016	amount	%		% organic
Revenues	4,042	3,970	72	1.8		2.0

EBITDA	1,116	1,703	(587)	(34.5)		(34.4)

EBITDA Margin	27.6	42.9		(15.3	)pp	(15.3	)pp

EBIT	265	801	(536)	(66.9)		(66.9)

EBIT Margin	6.6	20.2		(13.6	)pp	(13.6	)pp

Fixed

	12/31/2017	12/31/2016	12/31/2015
Physical accesses at period end (thousands) (1)	18,995	18,963	19,209

of which retail physical accesses at period end (thousands)	11,044	11,285	11,742

Broadband accesses at period end (thousands) (2)	10,154	9,206	8,890

of which Retail broadband accesses at period end (thousands)	7,641	7,191	7,023

Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.6	114.4	114.3

access and carrier network in optical fiber (millions of km - fiber)	14.3	12.6	10.4

Total traffic:
Minutes of traffic on fixed-line network (billions):	64.0	69.1	76.9

Domestic traffic	50.7	55.6	62.5

International traffic	13.3	13.5	14.4

Broadband volumes (PBytes) (3)	7,848	5,774	4,126

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and FWA.
(3)	DownStream and UpStream traffic volumes.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	22

Mobile

	12/31/2017	12/31/2016	12/31/2015
Lines at period end (thousands) (1)	30,755	29,617	30,007

Change in lines (%)	3.8	(1.3)	(1.1)

Churn rate (%) (2)	26.2	22.8	23.4

Total traffic:
Outgoing retail traffic (billions of minutes)	51.4	44.9	43.6

Incoming and outgoing retail traffic (billions of minutes)	78.1	69.6	66.1

Browsing traffic (PBytes) (3)	417.5	258.5	182.6

Average monthly revenues per line (in euros) - ARPU (4)	12.5	12.4	12.1

(1)	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.
(2)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	National traffic excluding roaming.
(4)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Revenues

The performance of revenues in each quarter of 2017 is shown below, with comparative data provided for the same periods of the previous year.

Domestic revenues 2017 by quarter

(% change)

Revenues for 2017 came to 15,354 million euros, showing an increase of 348 million euros (+2.3%) on 2016 and confirming the progressive recovery begun in the previous year. The fourth quarter recorded growth of +1.8% compared to the same period of 2016, showing improvement on the performance of the previous quarter (+0.8%).

Revenues from services totaled 14,000 million euros, up by 122 million euros (+0.9%) on 2016 and showing stronger growth than for total revenues. The figure recorded growth of 2.1% year on year in the fourth quarter, posting the strongest performance in over 10 years, driven by growth in the customer base of both the Mobile and Fixed Broadband segments and the resilience of ARPU levels, buoyed by growth in the penetration of ultra-broadband connectivity services (Fiber and LTE) and digital and ICT services.

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Domestic Fixed 2017 by quarter	Domestic Mobile 2017 by quarter
(% change)	(% change)

In detail:

•	revenues from services in the Fixed-line market remained largely stable compared to 2016 at 9,952 million euros (-0.1%), but showed major recovery and improvement in the fourth quarter of 2017 (+1.2% compared to the same period of 2016). The natural decline in revenues from traditional voice services (-279 million euros), due to falling traditional accesses and the cut in regulated prices for certain wholesale services (-72 million euros), was more than offset by higher revenues from ICT solutions (+56 million euros, +9%) and, above all, by higher revenues from innovative data connectivity services (+284 million euros, +15%), driven by growth in the Ultra-Broadband customer base (+1.2 million on 2016), which reached a total of 2.1 million customers (3.1 million including wholesale lines).

•	revenues from Mobile services came to 4,655 million euros, an increase of 75 million euros compared to the previous year (+1.6%). Growth was driven by the positive competitive performance, which led to growth in the customer base without diluting ARPU levels. Growth in the previous three quarters was confirmed in the fourth quarter (+0.5% compared to the fourth quarter of 2016), despite the impact of new roaming rules in the European Union.

Revenues from product sales, including the change in work in progress, amounted to 1,354 million euros in 2017 (+226 million euros compared to 2016) and reflected growth in sales of smartphones and other connected devices (smart TVs, Smart Home products, modems, set-top boxes, etc.).

EBITDA

EBITDA for the Domestic Business Unit totaled 6,171 million euros in 2017, down by 527 million euros compared to 2016 (-7.9%), with an EBITDA margin of 40.2% (-4.4 percentage points compared to the previous year). The figure for 2017 was brought down by non-recurring expenses totaling 882 million euros (182 million euros in the previous year), relating to the corporate restructuring and reorganization expenses reported earlier, as well as disputes and business transactions, which peaked in the fourth quarter of 2017.

Without those expenses, the organic change in EBITDA would have posted growth of 2.5%, with an EBITDA margin of 45.9%, in line with the 2016 figure, despite the higher share of revenues from products, which have lower margins than revenues from services.

EBITDA was boosted by the positive performance in sales, and hence in revenues, as well as by the cost optimization plan, which lowered industrial and general operating costs without reducing support for sales drives.

Organic EBITDA is calculated as follows:

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBITDA	6,171	6,698	(527)	(7.9)

Foreign currency financial statements translation effect		(2)	2

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	6,171	6,696	(525)	(7.8)

of which non-recurring income/(expenses)	(882)	(182)	(700)

ORGANIC EBITDA excluding non-recurring component	7,053	6,878	175	2.5

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	24

The performance of EBITDA in each quarter of 2017 is shown below, with comparative data provided for the same periods of the previous year.

Domestic EBITDA 2017 by quarter

(% change)

Other income amounted to 471 million euros, showing an increase of 212 million euros compared to 2016. This item includes contribution fees resulting from partnership agreements, insurance indemnities and the impact of the revised estimate of liabilities towards customers and suppliers.

The changes in the main cost items are shown below:

(millions of euros)	2017	2016	Change
Acquisition of goods and services	6,235	5,785	450

Employee benefits expenses	3,266	2,759	507

Other operating expenses	704	574	130

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	25

•	The Acquisition of goods and services rose by 450 million euros compared to the previous year and was broken down as follows:

(millions of euros)	2017	2016	Change
Acquisition of goods	1,628	1,352	276

Revenues due to other TLC operators and interconnection costs	1,603	1,541	62

Commercial and advertising costs	751	656	95

Power, maintenance and outsourced services	951	982	(31)

Rent and leases	427	444	(17)

Other service expenses	875	810	65

Total acquisition of goods and services	6,235	5,785	450

% of Revenues	40.6	38.6	2.0	pp

•	Employee benefits expenses totaled 3,266 million euros, up by 507 million euros, substantially due to the same factors that affected employee benefits expenses at Group level, details of which can be found in the relevant section;

•	Other operating expenses, amounting to 704 million euros, were up by 130 million euros.

The breakdown of the item is reported in the table below:

(millions of euros)	2017	2016	Change
Write-downs and expenses in connection with credit management	313	266	47

Provision charges	155	51	104

TLC operating fees and charges	55	54	1

Indirect duties and taxes	91	94	(3)

Penalties, settlement compensation and administrative fines	33	44	(11)

Association dues and fees, donations, scholarships and traineeships	13	16	(3)

Sundry expenses	44	49	(5)

Total	704	574	130

EBIT

EBIT for the Domestic Business Unit totaled 2,772 million euros in 2017 (3,376 million euros in 2016), showing a drop of 604 million euros (-17.9%) and an EBIT margin of 18.1% (22.5% in 2016).

EBIT was pulled down in 2017 by non-recurring expenses totaling 912 million euros (182 million euros in 2016).

Without these expenses, the organic change in EBIT would have been 3.6%, with an EBIT margin of 24.0%.

The EBIT performance reflected the increase in depreciation and amortization (50 million euros).

Organic EBIT is calculated as follows:

			Change
(millions of euros)	2017	2016	amount	%
REPORTED EBIT	2,772	3,376	(604)	(17.9)

Foreign currency financial statements translation effect		(1)	1

Changes in the scope of consolidation		—	—

ORGANIC EBIT	2,772	3,375	(603)	(17.9)

of which non-recurring income/(expenses)	(912)	(182)	(730)

ORGANIC EBIT excluding non-recurring component	3,684	3,557	127	3.6

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	26

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU), as defined by IAS 36:

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4GR, Persidera and Noverca.

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets. The segment includes the companies Olivetti, Telsy, Trust Technologies and Alfabook.

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed-line and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services. The segment includes the companies TN Fiber, Flash Fiber, TIM San Marino and Telefonia Mobile Sammarinese.

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•	Other Operations units: covering technological innovation and development, engineering, construction and operating processes for network infrastructures, IT, real estate properties and plant engineering;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

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Key results for 2017 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the same period of 2016.

Core Domestic

			Change
(millions of euros)	2017	2016	amount	%
Revenues	14,249	13,926	323	2.3

Consumer	7,737	7,389	348	4.7

Business	4,656	4,531	125	2.8

Wholesale	1,690	1,780	(90)	(5.1)

Other	166	226	(60)	(26.5)

EBITDA	6,029	6,528	(499)	(7.6)

EBITDA Margin	42.3	46.9		(4.6	)pp

EBIT	2,736	3,309	(573)	(17.3)

EBIT Margin	19.2	23.8		(4.6	)pp

Headcount at year end (number) (*)	49,095	50,527	(1,432)	(2.8)

(*)	Includes employees with temp work contracts: 0 employees at 12/31/2017 (1 employee at 12/31/2016).

Core Domestic – revenues for the fourth quarter

	4th Quarter	4th Quarter	Change
(millions of euros)	2017	2016	amount	%
Revenues	3,749	3,687	62	1.7

Consumer	2,024	1,985	39	2.0

Business	1,259	1,235	24	1.9

Wholesale	431	410	21	5.1

Other	35	57	(22)	(38.6)

In detail:

•	Consumer: revenues for the Consumer segment in 2017 amounted to 7,737 million euros, an increase of 348 million euros compared to the previous year (+4.7%). This performance continued the recovery trend begun in 2016.

Revenues from services amounted to 6,947 million euros, up by +153 million euros on 2016. The performance of each quarter is shown below, with comparative data provided for the same periods of the previous year.

Consumer revenues 2017 by quarter

(% change)

The performance of Consumer revenues in each quarter of 2017, for both the Fixed-line and Mobile segments, is shown below, with comparative data provided for each quarter of 2016.

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Consumer Fixed 2017 by quarter (% change)	Consumer Mobile 2017 by quarter (% change)

In particular:

•	revenues for the Mobile segment amounted to 3,893 million euros, up by 134 million euros (+3.6%) on 2016. Revenues from services rose by 105 million euros (+3.2% on 2016), confirming the growth trend observed in previous quarters (+2.9% in the fourth quarter). The figure was driven by steady growth in mobile Internet and digital services, which underpinned ARPU levels;

•	revenues for the Fixed-line segment amounted to 3,809 million euros, rising by 225 million euros compared to 2016 (+6.3%). Revenues from services also confirmed the recovery underway since 2016, driven in particular by growth in the Broadband and Ultra-broadband customer bases and the overall resilience of ARPU levels.

•	Business: revenues for the Business segment amounted to 4,656 million euros, rising by 125 million euros compared to 2016 (+2.8%), of which 21 million euros (+0.5%) in the services segment and 104 million euros (+22%) in the equipment and products segment. The performance of each quarter is shown below, with comparative data provided for the same periods of the previous year.

Business revenues 2017 by quarter

(% change)

The performance of Business revenues in each quarter of 2017, for both the Fixed-line and Mobile segments, is shown below, with comparative data provided for each quarter of 2016.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Domestic Business Unit	29

Business Fixed 2017 by quarter (% change)	Business Mobile 2017 by quarter (% change)

In detail:

•	Mobile revenues posted positive growth compared to 2016 (+1.2%), driven by steady improvement in the services segment (+4.5% in the fourth quarter). In particular, growth in new digital services (+13% on the previous year) more than offset the continuing decline in traditional services (-9% in 2016, mainly in relation to voice services);

•	Fixed-line revenues rose by 111 million euros (+3.2% on 2016), driven mainly by the equipment and product segment. Revenues from services remained substantially in line with the 2016 figure, as lower prices and revenues from traditional services (connected with the technological shift towards VoIP systems) were offset by steady growth in revenues from ICT services (+9.3%).

•	Wholesale: revenues for the Wholesale segment in 2017 came to 1,690 million euros, down by 90 million euros compared to 2016 (-5.1%). Negative growth was due to the absence of non-recurring income from the sale of infrastructure (cable ducts and dark fiber/Backbone) to other operators, which had a positive impact on revenues for 2016. Nevertheless, growth in revenues from access and ultra-broadband services in 2017 (+88 million euros) more than offset the cut in regulated prices (-72 million euros).

International Wholesale – Telecom Italia Sparkle group

			Change
(millions of euros)	2017	2016	amount	%		% organic
Revenues	1,349	1,351	(2)	(0.1)		0.4

of which third party	1,152	1,136	16	1.4		2.0

EBITDA	154	182	(28)	(15.4)		(14.4)

EBITDA Margin	11.4	13.5		(2.1	)pp	(2.0	)pp

EBIT	37	67	(30)	(44.8)		(43.9)

EBIT Margin	2.7	5.0		(2.3	)pp	(2.2	)pp

Headcount at year end (number) (*)	756	753	3	0.4

(*)	Includes employees with temp work contracts: 0 employees at 12/31/2017 (3 employees at 12/31/2016).

Revenues for the Telecom Italia Sparkle group - International Wholesale in 2017 totaled 1,349 million euros, up by 0.4% on 2016 in organic terms, and by 2.0% excluding intercompany revenues from other Group companies. Specifically, revenues from Voice and Mobile services rose by 50.7 million euros in organic terms, which more than offset the drop in revenues from IP/Data/Other services, which were affected by the non-renewal of long-term contracts that expired in May 2017 (-33.7 million euros); net of the expired contracts, the IP/Data/Other component would have posted organic growth of 4.0 million euros.

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BRAZIL

	(millions of euros)		(millions of reais)		Change
	2017 (a)	2016 (b)	2017 (c)	2016 (d)	amount (c-d)	% (c-d)/d
Revenues	4,502	4,047	16,234	15,617	617	4.0

EBITDA	1,635	1,325	5,894	5,114	780	15.3

EBITDA Margin	36.3	32.7	36.3	32.7		+3.6	pp

EBIT	535	368	1,931	1,418	513	36.2

EBITDA Margin	11.9	9.1	11.9	9.1		2.8	pp

Headcount at year end (number)			9,508	9,849	(341)	(3.5)

	(millions of euros)		(millions of reais)		Change
	4th Quarter 2017 (a)	4th Quarter 2016 (b)	4th Quarter 2017 (c)	4th Quarter 2016 (d)	amount (c-d)	% (c-d)/d
Revenues	1,113	1,125	4,257	4,043	214	5.3

EBITDA	465	425	1,758	1,548	210	13.6

EBITDA Margin	41.3	38.3	41.3	38.3		+3.0	pp

EBIT	195	158	729	586	143	24.4

EBITDA Margin	17.1	14.5	17.1	14.5		+2.6	pp

	2017	2016
Lines at period end (thousands) (*)	58,634	63,418

MOU (minutes/month) (**)	109.7	116.6

ARPU (reais)	20.2	18.0

(*)	Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for 2017, amounting to 16,234 million reais, were up by 617 million reais (+4.0%) on the previous year. Revenues from services totaled 15,474 million reais, an increase of 754 million reais compared to 14,720 million reais for 2016 (+5.1%).

Mobile Average Revenue Per User (ARPU) for 2017 was 20.2 reais, up on the figure of 18.0 reais for 2016 (+12.2%), due to the general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

The total number of lines at December 31, 2017 was 58,634 million, representing a decrease of 4,784 thousand compared to December 31, 2016 (63,418 thousand). The decline was entirely attributable to the prepaid segment (-7,701 thousand) and was only partially offset by growth in the postpaid segment (+2,918 thousand), also as a result of the consolidation underway in the market for second SIM cards. Postpaid customers represented 30.4% of the customer base at December 31, 2017, up 6.9 percentage points on December 2016 (23.5%).

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Revenues from product sales came to 760 million reais (897 million reais for 2016; -15.3%). The decline reflected a change in the sales policy, which is now focused more on value than on increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices giving TIM customers access to broadband services on 3G/4G networks and to support new loyalty offerings for higher-value postpaid customers.

The performance of total revenues in each quarter of 2017 is shown below, with comparative data provided for the same periods of the previous year.

EBITDA

EBITDA amounted to 5,894 million reais, up by 780 million reais on 2016 (+15.3%). The growth in EBITDA was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure, launched in the second half of the previous year.

The EBITDA margin stood at 36.3%, 3.6 percentage points higher than in 2016.

As reported, employee benefits expenses for 2016 included non-recurring expenses for termination benefits of 56 million reais. Excluding the impact of the non-recurring expenses, EBITDA for 2017 showed growth of +14.0% when compared to 2016.

The changes in the main cost items are shown below:

	(millions of euros)		(millions of reais)
	2017 (a)	2016 (b)	2017 (c)	2016 (d)	Change (c-d)
Acquisition of goods and services	2,168	2,028	7,816	7,826	(10)

Employee benefits expenses	353	336	1,274	1,296	(22)

Other operating expenses	500	505	1,805	1,948	(143)

Change in inventories	6	(1)	20	(2)	22

The performance of EBITDA in each quarter of 2017 is shown below, with comparative data provided for the same periods of the previous year.

Report on Operations of the TIM Group	Financial and Operating Highlights of the Business Units of the TIM Group Brazil Business Unit	32

The performance of EBITDA in each quarter of 2017 is shown below.

EBITDA in the fourth quarter of 2017 amounted to 1,758 million reais, showing progressive improvement on the figures posted in the previous quarters. The EBITDA margin came to 41.3%, 3.0 percentage points higher than for same period of the previous year.

EBIT

EBIT amounted to 1,931 million reais, up by 513 million reais (+36.2%) on 2016 (1,418 million reais). This result benefited from the greater contribution from EBITDA (+780 million reais), which was offset by higher depreciation (+228 million reais) relating to the development of industrial infrastructure, and a lower impact of net gains from disposals of assets (-39 million reais), mainly attributable to the sale of telecommunication towers. In this regard, we note that the last partial sale of telecommunications towers to American Tower do Brasil took place in the second quarter of 2017. This transaction resulted in proceeds and an income effect of an immaterial amount.

EBIT for the fourth quarter of 2017 totaled 729 million reais (586 million reais for the fourth quarter of 2016), up by 24.4% on the same period of 2016; the EBIT margin was 17.1% (14.5% in the fourth quarter of 2016).

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MAIN COMMERCIAL DEVELOPMENTS

DOMESTIC

Consumer

Growth in the Fixed-line Consumer market continued to be driven in 2017 by the convergent and quadruple play offers of TIM SMART, a TIM family deal that combines Internet access, fixed-line phone service, mobile service and on-demand TIMVISION content all in one, and by continuing innovation in commercial deals, with promotional formulas reproposed in 2017 offering particularly competitive prices, including:

•	local promotions: in Milan, for instance, starting from 19.90 euros for 1 year, and then 29.90 euros until the fourth year; and in other select cities starting from 24.90 euros for 4 years;

•	TIM SMART welcome promo: a 10 euro discount for 3 renewals in April and May, and a promotional deal towards the start of summer offering 2 free renewals (“TIM summer gift…”).

To help drive the adoption of fiber, TIM continued to give customers reached by the fiber-optic network a free trial of the new superfast fiber-optic services.

Building on the high service standards of its offers, in 2017 TIM introduced major improvements to customer experience for new TIM fixed-line customers, with the launch in April of new next-generation delivery services which:

•	enable customers to make service appointments on their own by SMS;

•	extend appointment times and days for TIM technical service calls, which can now be made Saturdays.

In 2017, TIM confirmed its commitment to the constant technological development of its network by accelerating deployment of fiber-optic connections, retaining its leadership for best fiber-optic coverage in Italy with over 2,000 municipalities served at the end of 2017 and the release in June of new ultrafast connections, running at 200Mbit/s over FTTCab and at 1000Mbit/s over FTTH.

Business strategy in the Mobile market in 2017 focused strongly on a direct debit campaign in an effort to reduce churn rates and stabilize customer spending. As part of the campaign, a range of deals was launched (TIM Special, TIM Young, TIM 60+, TIM International) offering content benefits and subscription discounts for customers choosing to direct debit the subscription fee from their bank account or credit card. In June 2017, the TIM direct debit campaign was given a further boost with the launch of TIM Ricarica Automatica, a new option for customers to top-up their credit automatically the day before a deal is renewed or when their credit falls below 3 euros. Other initiatives to reduce the churn rate involved the launch of special deals, in March 2017, offering a discount on activation fees for customers, providing their TIM Card remains activated for 24 months. If not, the discount applied will be reversed and charged. In addition, in an effort to differentiate itself from its competitors, TIM introduced new features to its portfolio of mobile deals that build on the competitive advantages of the quality of its 4G and 4.5G networks, with new offers launched to maximize customer retention (such as exclusive smartphone deals for customers of more than one year) and exclusive PREMIUM content unlocked for all customers, including TIM Show, featuring the best TIMMUSIC playlists, Gameloft games and STUDIO+ TV series. The introduction of distinctive offers like these underpins a “value” strategy and a focus on the quality of our deals that have allowed us to maintain our premium positioning on the market.

At the same time, efforts continued to focus on the spread of new smartphones through the offer of premium content and unique formulas, such as the “NEXT” smartphone renewal deal. TIM was the first to offer this kind of deal, allowing the customer to replace their smart phone every year at no cost, with extra services such as protection against damage and theft.

The customer retention drive in 2017 once again included a wide-ranging program of commercial initiatives and promotions coinciding with major holidays (e.g. Christmas, International Women’s Day, Valentine’s Day, Halloween, etc.), to show our care for customers and boost brand loyalty and satisfaction levels.

Lastly, during the year the company also continued its segment-based approach, with dedicated value propositions according to the varying needs of the targets. In particular, for Young customers, initiatives included targeted music deals and special content offers for customers choosing to direct debit subscription charges from their bank account or credit card. For the youngest customers (Young Junior), TIM focused on expanding the content it offers to appeal both to younger children (TIM Games) and parents (TIM Protect, to control Internet browsing, and tracking services and devices). Finally, for Senior customers, the company expanded its offering with targeted features such as dedicated 24/7 telephone assistance and simplified smartphones.

The year 2017 also saw significant progress in the technological evolution of the TIM mobile network. At national level, 4G LTE technology has now reached more than 7,100 municipalities, covering over 97% of the population. Moreover, TIM has also confirmed its technological leadership through the development of its 4G Voce service (VoLTE technology), which allows all customers with a compatible smartphone to experience the quality of high-definition (HD) voice calls. The company continued the steady roll-out to Italy’s major cities of 4.5G services (LTE Advanced technology), which offer data connection speeds of up to 700 Megabits per second. In July, TIM gave a world preview of the exceptional download speeds of up to 1 Gigabit per second of its live 4.5G network.

The “5G for Italy” program underscores TIM’s commitment to the digital transformation of the country, with infrastructure and applications set to have a positive impact on all market sectors and lifestyles, playing a leading role in spearheading Italy into the future “Gigabit society”.

Business

TIM’s work in the Business market during 2017 focused on four main areas:

•	restoring positive growth in the Fixed-line and Mobile customer bases, in line with trends in the various segments (fixed-line, mobile and IT) and turning around the decline in revenues;

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•	consolidating the customer retention process through structural initiatives targeting both the proposal of deals and customer experience;

•	streamlining and simplifying internal processes through their progressive digitization, to further improve the flexibility and effectiveness of our approach to the market;

•	extending our leadership in the ICT market through a portfolio of “over-the-network” service and data deals targeted at the large customer segment, and through “off-the-shelf” cloud computing solutions for SMEs.

Initiatives were directed towards the commercial front end, accelerating the progressive enhancement of the assets that make TIM an integrated operator: fixed-mobile convergence, innovation driven by significant investment and IT which, in support of the core business, helps the traditional offering to stand out. At the same time, additional investments were targeted at further expanding the reach of our widespread and dominant direct and indirect commercial networks, which are a key asset for our business. The primary objective pursued over the year was to defend the customer base (by stemming line losses in the fixed-line segment and achieving net growth in Mobile users) and to strengthen TIM’s position as the key national player in steering the IT needs of small and medium enterprises, corporates and the public sector. Major efforts were also focused on boosting ARPU through bundle propositions combining different types of services, and by leveraging professional services that are distinctive and highly visible. This stronger commercial presence also helped to drive greater use of core connectivity services, speeding up the spread of fixed-line fiber and VoIP services and the adoption of LTE/VoLTE on the mobile network, thanks to significant increases in the coverage of both during the course of the year. The M2M customer base was expanded greatly, which, together with technological innovation towards 5G networks, will lay the groundwork for the development of new next-generation services (IoT).

In the Fixed-line market, in particular for the SOHO-SME segment, TIM radically simplified its entire portfolio of deals by rationalizing and steering it closer to changing market demands, with the focus squarely placed on fiber-optic and VoIP solutions. Most notably, a dual-line fiber-optic solution was launched to enable the migration of ISDN customers. To support ARPU growth and boost customer retention, the range of offers was enriched with bundle deals for Unified Communication services (Nuvola IT Comunicazione Integrata Smart) and IT services, delivering major opportunities for end users in terms of efficiency and new business development. In all segments, the emphasis was on differentiating TIM to stand out in terms of its range of deals, the professionalism of its services and their exclusivity, to ensure the identification as a Premium player (also supported, for the first time, with dedicated radio and television campaigns).

For high-end Business customers, the portfolio of offers for professional connectivity services was overhauled to privilege fiber-optic connectivity deals. The proposition of cloud computing services was stepped up with new offers launched for VoIP and advanced Collaboration services and the introduction of a mixed “cloud-on premise” deal alongside the full-cloud deal, offering SIP trunking as part of the Nuvola IT Comunicazione Integrata offer. This type of strategy will help promote the development of IT services.

Information Technology offers underpinned major growth in revenues for the segment as a whole and in revenues from cloud services. Developments in services were focused primarily on leveraging Data Center assets and on the offer of Security, Communication as a Service and Business Solutions. Efforts were stepped up with respect to 2016 to promote the adoption of SPC Cloud Lotto 1 solutions for the Public Sector, in particular cloud-based IaaS, PaaS, SaaS solutions. To drive the more widespread adoption of cloud services by Local Public Sector bodies, cloud-based SPC solution packages were developed offering data protection, server virtualization, website management/development and statutory document archiving. Development of the OTT IT offering also continued. The Digital Store Market Place now features around 100 solutions for SMEs, of which around 70 were developed by partners in the TIM Open environment, using both horizontal and vertical approaches for new e-commerce, e-payment, security, and video control solutions, to give just a few examples.

In terms of Mobile services, the Business market in 2017 also saw further development of the Mobile Ultra-Broadband service over the LTE and VoLTE networks, while also expanding our offering with VAS and IT solutions. Growth was posted over the year in the total acquisition of lines and the churn rate improved. The overall performance of MNP was also positive and solid growth was witnessed in the M2M segment. Data and IT bundles were promoted through a “more value for more money” approach, balanced by the need to improve retention rates.

For our top-end customers, alongside contract renegotiations with large customers to defend revenues, the Tutto Smart offering continued, which provides a bundle of services for smartphones and tablets while also adding a suite of extra services to our standard All-Risk Assistance priced at a monthly fee per line. Business with this particular segment improved in terms of effectiveness, thanks to the greater efficiency of processes/systems and bidding initiatives.

Finally, in 2017, Olivetti, now integrated into the Business Unit in organizational terms, focused on the optimization of its traditional Enterprise Services and Specialist Assistance business, and on expanding its foothold in innovative areas such as Metering & Tracking, Connected Cars, Smart Retail, Digital Schools, Business Intelligence (through the TIM Visual Insight and Tim City Forecast offers), Smart Agriculture and Industry 4.0.

BRAZIL

In 2017, TIM Brazil fully renewed its range of offers to reposition the brand with high-value customers, leveraging its leadership in the 4G network.

The change in approach had a major impact on the mix of the customer base, mainly in the prepaid segment, resulting in the progressive and marked migration of customers from single service daily plans (voice and/or data) to recurring weekly/monthly plans that bundle voice and data packages with other value-added services (music, e-reading and video streaming), all with a view to stabilizing future revenue flows and proactively managing the consolidation underway of the market for second SIMs. The main sales initiatives included:

•	the launch of a new range of recurring bundle offers (TIM Pre) for the Prepaid segment, which offer comprehensive and differentiated solutions for voice and data services;

•	the introduction of TIM’s innovative “More for More” approach for the Controle segment, which gives customers more value in terms of calls, data and unlimited content. The approach has underpinned constant growth in the customer base as increasing numbers of prepaid customers migrate to higher value recurring offers, which has positively impacted growth in ARPU generated;

•	the launch of new offers for the Postpaid Consumer segment including the TIM Black brand, consisting of differentiated data offers bundled with add-on packages to access specific content (Netflix, Cartoon Network, Esporte Interativo, etc.) and a dedicated plan for households (“TIM Black Família”);

•	the overhaul of the customer acquisition strategy for the Postpaid Corporate SMB segment, where TIM is the market leader. The new strategy does away with trade-ins as a sales practice, to ensure the growth and retention of the high-value customer base and avoid arbitrage by sales channels;

•	greater commercial development of the brand TIM Live in the Residential Fixed-line Broadband segment, which posted strong growth in the customer base thanks to service levels that are among the highest on the market. The launch of FTTH offers is planned for the first half of 2018;

Report on Operations of the TIM Group	Main Commercial Developments	35

•	in addition, in a select number of smaller cities without fixed-line UBB networks, WTTX was launched to provide mobile access to limited broadband services, building on the potential of the 700 Mhz 4G network.

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MAIN CHANGES IN THE REGULATORY FRAMEWORK

DOMESTIC

In this section we report the main changes in the regulatory framework in 2017 in the Domestic region. For more information on various proceedings pending with regulatory authorities, see the Note “Contingent liabilities, other information, commitments and guarantees” in the Tim Group Consolidated Financial Statements as at December 31, 2017.

Wholesale fixed-line markets

Wholesale access services

At the end of the proceeding initiated through Resolution 623/15/CONS, in December 2016, AGCM and AGCom approved TIM’s New Equivalence Model (NEM) aimed at structurally improving the effectiveness of the equal treatment in the supply of wholesale access services provided to its competitors and its commercial divisions. AGCom has set up a technical panel to monitor the implementation process, involving TIM and other licensed operators affected.

In the same Resolution 623/15/CONS, AGCom asked TIM to submit two alternative proposals (unbundling and outsourcing models) regarding greater autonomy for the other licensed operators in the provision of delivery and assurance for the local loop unbundling (LLU) and sub-loop unbundling (SLU). On August 23, 2017, by Resolution 321/17/CONS, AGCom approved an unbundling model that gives other licensed operators the possibility of choosing between TIM and external companies, selected by TIM, for provisioning and assurance services, while still fully meeting the requirements of integrity, functional operation and security of the network.

Infratel Tenders for the subsidizing of the Ultra Broadband networks

In March 2017, Infratel Italia awarded the company Open Fiber (OF) the five lots of the tender for the construction and operation of networks enabling the offering of Ultra Broadband services (from 30 to 100 Mbit/s) in the so-called “White Areas” (in which the private operators had not envisaged the independent construction of Ultra Broadband infrastructure in the next three years) of the municipalities of six Italian regions (Abruzzo, Molise, Emilia Romagna, Lombardy, Tuscany and Veneto).

On March 20, 2017, the Lazio Regional Administrative Court rejected the appeal filed by TIM concerning the tender and, consequently, TIM lodged an appeal on June 20, 2017 with the Consiglio di Stato.

In July 2017, OF was awarded the six lots of the second Infratel tender, for the white areas of 10 regions (Piedmont, Valle d’Aosta, Liguria, Friuli Venezia Giulia, Marche, Umbria, Lazio, Campania, Basilicata and Sicily) and the autonomous province of Trento. TIM’s appeal against the outcome of the second tender was rejected by the Lazio Regional Administrative Court.

On October 2, 2017, Infratel started a public consultation process on the capital expenditure programs of private operators in the white areas of the regions of Calabria, Apulia and Sardinia, with a view to publishing the third and final direct tender call for ultra-broadband coverage in such white areas of these regions.

Retail fixed-line markets

28-day invoicing

On March 24, 2017, by Resolution 121/17/CONS, AGCom ordered all TLC providers to set their invoicing cycles on a monthly or multiple month basis for fixed-line and convergent (fixed-line and mobile bundles) services, with the deadline for compliance set at June 23, 2017. Resolution 121 marks the definitive conclusion of a regulatory dispute whose sole purpose has always been to ensure price transparency and the comparability of economic terms and conditions.

TIM has filed an appeal against the decision with the Lazio Regional Administrative Court on the grounds that AGCom is not vested with such power given that neither European nor national legislation contemplate limits on the invoicing cycles chosen by fixed-line and mobile service providers. ASSTEL (the association of TLC providers) has also appealed the decision on behalf of the sector as a whole. A ruling is expected between March and April 2018.

On the basis of the Resolution, in September 2017, AGCom initiated penalty proceedings against TIM and other TLC operators, which ended with the handing down of Resolution 499/17/CONS in December 2017, under which TIM (and other TLC operators) was fined 1.16 million euros and ordered to refund, when restoring the monthly (or multiple month) invoicing cycle, additional amounts charged for the corresponding number of days of service not utilized by customers, from June 23, 2017 onwards, resulting from to the realignment of the 28-day invoicing cycle to a monthly cycle. At the end of January 2018, TIM filed an appeal with the Regional Administrative Court against the decision, requesting its suspension.

In December 2017, the Italian parliament approved Law 172/17 introducing mandatory monthly invoicing for all electronic communication services, with the deadline for compliance set at April 5, 2018.

On February 12, 2018, the Lazio Regional Administrative Court rejected the appeal of TIM (and similar appeals filed by Wind Tre, Fastweb, Assotelecomunicazioni, Eolo and Postemobile) against Resolution AGCom 121/17/CONS. TIM will challenge the ruling with the Consiglio di Stato. Instead, the Lazio Regional Administrative Court suspended the effect of AGCom Resolution 499/17/CONS as concerns the order to refund customers amounts corresponding to the number of days of service not utilized, from June 23, 2017 onwards, under the 28-day invoicing cycle. The merits hearing has been set for November 14, 2018. On March 7, 2018, TIM was notified of the decision by AGCOM (Resolution 112/2018/CONS) to (i) order the Company, in relation to fixed-line telephone services only, to postpone the commencement of invoices issued after the restoral of the monthly invoicing cycle by a number of days equal to those presumed gnawed since June 23, 2017 under the 28-day invoicing cycle; and (ii) cancel part of its previous Resolution 499/17/CONS in which TIM was ordered to refund amounts presumed gnawed since June 23, 2017 under the 28-day invoicing cycle. The decision will be appealed by TIM with the Lazio Regional Administrative Court.

Finally, we report that on February 19, 2018, AGCM initiated proceeding I820 to investigate alleged collusion among major operators in an agreement to restrict competition in complying with the provisions laid down by Law 172/17.

Universal Service

By Resolution 46/17/CONS of January 26, 2017, AGCom introduced new measures regarding the subsidized financial conditions for access to fixed-line and mobile services for particular categories of disabled customers. The provisions of the measure, which apply to the deaf and the totally and partially blind, broaden the current subsidies, both in terms of discounted services (e.g. flat voice and data offers) and categories of disabled people covered (e.g. the partially blind). In February 2017, TIM submitted an appeal to the Lazio Regional Administrative Court against Resolution 456/16/CONS of October 2016, through which AGCom rejected TIM’s

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proposal for a price adjustment on the “Voice” offering (the basic voice telephony offering), and introduced a strict procedure for future changes of Universal Service prices, by providing, for example, a minimum time interval of a year between two successive tariff changes and the possibility to only change prices with reference to: (i) increase in wholesale costs; (ii) offsetting inflation; (iii) socio-economic conditions. On February 21, 2018, the Lazio Regional Administrative Court rejected the appeal. TIM is considering challenging the decision with the Consiglio di Stato.

By Resolution 163/17/CONS of April 18, 2017, AGCom imposed a fine of 232,000 euros on TIM for the failure to deliver 4 of the Universal Service quality objectives for 2015.

As a result of ruling no. 4616/2015 of October 2, 2015, in which the Consiglio di Stato canceled resolution 1/08/CIR solely with respect to the application of the new methodological criteria for the calculation of the net cost of the Universal Service (USO) for the period 2004–2007, AGCom initiated the renewal proceedings for those annual periods and appointed an independent consultant to revise the calculation of the USO, by Resolution 145/17/CONS for the years 2006 and 2007 and by Resolution 207/17/CONS for the years 2004 and 2005. Audit activities were started in October 2017 and should end by mid-2018.

Wholesale mobile network markets

International roaming

On June 15, 2017, the provision of European Regulation 2015/2120 of November 25, 2015 (“Telecom Single Market - TSM Regulation”) entered into force, which requires for the application of the national tariff for intra-EU voice, SMS and roaming data traffic.

On April 25, 2017, the European Parliament and the Council adopted a regulation establishing new wholesale caps for roaming traffic valid from June 15, 2017 to June 30, 2022 (Voice: 3.2 euro cents per minute; SMS 1 euro cents per SMS, data: 7.7 euro/GByte in 2017; 6 euro/GByte in 2018; 4.5 euro/GByte in 2019; 3.5 euro/GByte in 2020; 3 euro/GByte in 2021; and 2.5 euro/GByte in 2022).

AGCom contribution fee

On March 31, 2017, TIM paid an amount of 19.3 million euros, with reservation, for the 2017 AGCom contribution fee. The value was calculated by applying the rate of 0.0014 to the revenues recorded in the Company’s 2015 Financial Statements. The guidelines for the calculation of the contribution fee, set out in the AGCom Resolutions 463/16/CONS and 62/17/CONS, have not changed with respect to those established for the calculation of the 2016 contribution fee.

Antitrust

Case A500B

On December 13, 2017, AGCM concluded proceeding A500B, finding that the Company, with the assistance of Telecom Italia Sparkle S.p.A., had abused its dominant market position by forcing an equally efficient downstream competitor that purchases SMS termination for the mobile network to reduce its margins.

AGCM imposed an administrative fine on TIM of 3.7 million euros. TIM lodged an appeal against the decision with the Regional Administrative Court on February 26, 2018.

Case “I799”

On February 1, 2017, AGCM initiated investigation proceedings for possible breaches of Article 101 TFEU (ban on competition-restricting agreements) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at establishing a joint cooperative enterprise Flash Fiber S.r.l.. In agreement with Fastweb, TIM has submitted several amendments to the agreements signed to the AGCM, in the form of proposed commitments, aimed at settling the proceedings without accepting the violation and, therefore, without any financial penalty. On December 20, 2017, AGCM decided to extend the deadline for the evaluation of the proposed commitment to February 28, 2018, and the deadline for the conclusion of the proceedings to July 31, 2018. If the commitments undertaken by TIM are approved, AGCM will announce its decision after hearing the mandatory opinions of AGCom and the European Commission. If instead the commitments are rejected, the proceedings will continue and be concluded by July 31, 2018.

Case “A514”

On June 28, 2017, AGCM initiated proceedings against TIM for alleged competition breaches of Article 102 of the TFEU, following complaints made by Infratel, Enel, Open Fiber, Vodafone and Wind-Tre. The charges against TIM include behavior aimed at: (i) hindering Infratel tender processes in an effort to delay or render less profitable the entry of another operator on the wholesale market; and (ii) locking in ultra-broadband customers in advance, to reduce the market space available to competitors. On February 14, 2018, AGCM decided to extend the scope of the proceeding to investigate other alleged behavior by TIM concerning its wholesale price strategy for broadband and ultra-broadband wholesale access services and the use of privileged information concerning the customers of alternative operators. The proceeding is due to end by October 31, 2018.

Case “1820”

On February 19, 2018, AGCM initiated a preliminary proceeding against the companies TIM, Vodafone, Fastweb and Wind Tre and the industry association ASSTEL to investigate the alleged existence of an agreement among the major fixed-line and mobile telephone operators to restrict competition by coordinating their respective commercial strategies, in breach of Article 101 of the TFUE.

According to the AGCM decision initiating the procedure, collusion is alleged to have consisted of coordination by the operators in their compliance with the obligation introduced by Article 19-quinquiesdecies of Italian Decree Law 148/2017 (converted into Law 172/2017) for providers of electronic communication services to invoice and renew fixed-line and mobile services on a monthly (or multiple month) basis. The proceeding is due to end by March 31, 2019.

Disputes with AGCom

On August 9, 2017, AGCom provided notification of Resolution 88/17/CIR in which it had ruled on the dispute initiated on August 2, 2016 by TIM against Enel Distribuzione (“ED”) regarding the conditions of access to ED’s infrastructure. AGCom recognized the validity of most of the objections raised by TIM and ordered the amendment of the “Technical and Financial Rules for access to the electricity infrastructure of ED”.

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On October 12, by Resolutions 149/17/CIR, 151/17/CIR, 152/17/CIR, and 150/17/CIR, and on October 30, by Resolution 153/17/CIR, AGCom concluded 5 disputes brought by TIM against Fastweb to obtain full payment for a series of services billed to the provider (WLR ISDN PRA, ATM ABR band for VP Bitstream, TDM interconnection flows, ULL and Bitstream termination, and activation of symmetric accesses), ruling in favor of TIM.

Potential use of frequencies for mobile technology

Under Decision (EU) 2017/899 of the European Parliament and of the Council of May 17, 2017, all frequencies in the 700 MHz band (694-790 MHz frequencies, corresponding to television channels 49-60 on the UHF band), are to be allocated on a primary basis to mobile broadband services by 2020, or by 2022 if justified reasons exist. In Italy, Article 1 (1026–1045) of Law 205 of December 27, 2017 sets out how the 700 MHz band, together with the 3.6–3.8 GHz and 26.5–27.5 GHz bands, is to be released and auctioned. The 700 MHz band will be available to mobile service providers as of July 1, 2022, after its release by television broadcasters. The auctioning of the band is expected to raise at least 2.5 billion euros in revenues for the State, of which 1.25 billion euros in 2018 alone (payment of user rights to 700 MHz frequencies will be spread over 2018 to 2022).

On September 30, 2017, TIM paid up approximately 630 million euros for the renewal of its licenses to the 900 and 1800 MHz bands until December 31, 2029. AGCom has approved the renewal of the licenses and the Ministerial Decree assigning the extensions is now pending.

As concerns the television frequencies, the 2018 Budget Law provides for the re-farming of lower frequencies or their return for an indemnity. Specifically, for television broadcasters holding frequency rights to specific frequencies that are transformed into shared MUX capacity rights, the law envisages an indemnity to compensate for the technological change of:

•	approx. 277 million euros in total for national broadcasters (including Persidera, holder of national frequency rights on 5 MUX), equal to an average 7 million euros per channel;

•	approx. 304 million euros in total for local broadcasters, equal to an average 7.6 million euros per channel.

BRAZIL

Revision of the model for the provision of telecommunications services

In April 2016, the working group composed of the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel published its final report with a “diagnosis” on the telecommunications industry and proposed guidelines for the revision of the Brazilian regulatory model. A bill (PLC 79/2016) was then presented to the National Congress of Brazil to propose amendments to the General Telecommunications Law. Although the bill was passed by both chambers of Congress, the opposition challenged the legislative procedure followed in the Supreme Court, where the bill remained blocked for months. At the beginning of October, the bill PLC 79/2016 was referred back to the Senate, where it is expected to be debated again over the course of 2018.

In October and November 2017, the Ministry of Science, Technology, Innovation and Communications (MCTIC) held a public consultation to review the general telecommunications policy, which is expected to lead to the issue and publication of a new Presidential Decree in 2018. The public consultation process proposed the setting of guidelines and objectives for the provision of telecommunications services, for the technological development of digital services and broadband infrastructure, and for the spread of “smart cities”.

In relation to the deadlines for the upgrading of pipelines not compliant with current regulations, authorizations for user licenses to radio frequencies, and the introduction of other statutory provisions generally, planned investments (as identified by Anatel and approved by the MCTIC) will focus primarily on the expansion of mobile and fixed-line broadband networks and on specific areas of the country. TLC networks built under the investment plan will have shared access.

Revision of Competition Rules

In November 2012, the Brazilian regulator Anatel introduced instruments for the market analysis, the identification of operators with significant market power (SMP) and the consequent imposition of ex-ante obligations (Plano Geral de Metas de Competição – PGMC).

Currently, TIM has SMP in (i) passive infrastructure (towers); (ii) mobile network termination, and (iii) national roaming. A public consultation on reforms to the PGMC was begun on December 7, 2016 and concluded on March 22, 2017. Alongside the re-identification of relevant markets, work is underway for the classification of towns on the basis of specific competition levels (1: competitive, 2: moderately competitive, 3: not very competitive, 4: uncompetitive) before any asymmetric regulatory measures are applied. Under the regulatory agenda, the new regulation is expected to be introduced in 2018.

700 MHz and Analog TV switch off

In September 2014, TIM won the tender for the award of the 700 MHz (4G/LTE) band frequencies, for a price of 1.7 billion reais, and with additional commitments of 1.2 billion reais (in four annual installments, adjusted for inflation) as a contribution to the consortium established by the tender (“EAD”) for all the operators (TIM, Algar, Claro and Vivo) awarded the contract for managing the freeing up of the 700 MHz band through the switch off of analog TV, the redistribution of channels and the clean-up of interference. To that end, the first payment (370 million reais) was made in April 2015 and another two payments (for a total of 860 million reais) were both made in January 2017, whereas the final installment (142 million reais) is due in January 2018.

Report on Operations of the TIM Group	Main changes in the regulatory framework	39

Since the switch-off process was launched, 3,592 municipalities have released the 700 Mhz spectrum, including major cities such as Rio de Janeiro and São Paulo. The municipalities represent 51.7% of the Brazilian population (105.6 million people) and 89% of national territory.

“Marco Civil da Internet” and Network Neutrality

The “Marco Civil da Internet” (MCI), approved in April 2014 by Brazilian Law No. 12,965/2014, defined network neutrality as the “duty to treat different data packages in the same way, without distinction based on content, origin and destination, service, terminal or application”. On May 11, 2016, Brazilian Presidential Decree No. 8,771/2016 was published, which regulates exceptions to the principle of net neutrality, set out in article 9 of the mentioned law.

In August 2017, the oversight board (“GS”) of the Administrative Council for Economic Defense (CADE) handed down a decision in favor of Brazil’s mobile TLC providers, which excluded the imposition of fines in relation to a preliminary investigation into alleged unfair competition in “zero rating” offers and promotions on Internet data consumption. The oversight board heard the depositions of various parties, including the Ministry of Science, Technology, Innovation and Communications (MCTIC) and Anatel, and concluded that Internet business models should not be banned ex-ante, but instead should be monitored comprehensively to prevent any unfair competition outcomes.

Report on Operations of the TIM Group	Main changes in the regulatory framework	40

COMPETITION

DOMESTIC

The market

The Italian TLC market witnessed a turnaround in 2017, posting low but positive growth levels after years of uninterrupted decline, despite high competition levels in the sector.

The expansion of broadband and ultra-broadband has been the main driver of market growth, helping to open up new opportunities for telecommunications providers to develop convergent offers that bundle together TLC services with Media & Entertainment services, IT services and Digital services.

At the same time, telecommunications providers not only face “core competition” with other operators in the sector – still the factor that has the greatest impact on market trends – but must also deal with the “invasion” by Over-the-Top service providers (OTTs) and device manufacturers, which operate entirely in the digital world, using completely different assets and competitive strategies to TLC players.

The traditional business models of the various market players are, therefore, changing to exploit new opportunities and meet the challenges posed by the new entrants:

•	in the Media & Entertainment segment, as the web takes on growing importance as a complementary distribution platform, OTTs, telecommunications providers and consumer electronics manufacturers are acquiring an increasingly major role;

•	in the Information Technology market, the decline in traditional revenues is driving the various players towards cloud computing, with the goal of protecting their core business. Telecommunications providers are strengthening in this sector, including through partnerships;

•	Consumer Electronics manufacturers are developing services that can be accessed through the Internet by leveraging handset ownership and user experience management, breaking the relationship between customers and TLC providers;

•	OTTs have, for some time now, been leading the transformation in how TLC services are used (including voice services), increasingly integrating them with Media & Entertainment, IT and new Digital services.

With regard to the current positioning of telecommunications providers in converging markets, on the other hand, as partially described above, the following is taking place with different levels of progress:

•	development of new Media & Entertainment services (TV, Music, Gaming) and new Digital services (Smart Home, Digital Advertising, Mobile Payment-Digital Identity);

•	development of Innovative Services in the IT market, particularly Cloud services.

Competition in Fixed-line Telecommunications

The fixed-line telecommunications market has continued to see a decline in access and voice revenues, while broadband and ultra-broadband revenues have shown continuous growth. In recent years, service providers have concentrated mainly on expanding the penetration of broadband and ultra-broadband services and defending Voice revenues by introducing bundled voice, broadband and service deals in a highly competitive environment with consequent pricing pressure.

Deals and offers are also becoming more competitive thanks to the consolidation, among competitors, of an approach based on control over infrastructure (above all, Local Loop Unbundling (LLU), as well as Fiber to the Cabinet (FTTC) networks). The main fixed-line service providers are also offering mobile services, also as Mobile Virtual Operators (MVOs).

As concerns competition in infrastructure, two providers – Open Fiber (an ENEL Group company) and Infratel (controlled by the Ministry of Economic Development) – presented plans for the development of their own optic fiber networks as alternatives to the TIM network, which respectively target major Italian cities and areas of market failure.

For major cities, Open Fiber announced a plan to invest 3.9 billion euros in the development of Fiber to the Home (FTTH) in 271 large Italian towns by 2022, reaching around 9.6 million real estate units.

•	The service is already available in some districts of major cities, such as Milan, Turin and Bologna, where Metroweb (which was acquired in December 2016) had previously expanded its network, but also in other cities such as Bari, Cagliari, Catania, Naples, Padua, Perugia, Venice, Genoa, Palermo and others.

•	Open Fiber announced that it would be extending the network to another 40 towns by the end of 2017, with another 40 to be added in 2018.

In the meantime, according to media reports, a number of our competitors in the TLC retail market have signed an agreement with Open Fiber to link their new ultra-broadband customers onto its network, where available.

As concerns areas of market failure – the so-called “white areas” in the C and D clusters of the government’s Ultra-Broadband Plan – Infratel held two public calls for tenders over 2016 and 2017 for the development of a UBB network to deliver services to a total of 9.3 million real estate units in over 6,000 municipalities across 16 regions.

•	In the first call for tenders, Open Fiber won all five of the lots offered in the six regions involved (Lombardy, Emilia Romagna, Veneto, Tuscany, Abruzzo and Molise), covering around 3,000 municipalities and 4.6 million real estate units.

•	In the second call for tenders, Open Fiber won all six of the lots offered in the ten regions involved (Piedmont, Valle d’Aosta, Liguria, Friuli Venezia Giulia, the Autonomous Province of Trento, Marche, Umbria, Lazio, Campania, Basilicata and Sicily), covering around 3,700 municipalities and 4.7 million real estate units.

•	Infratel is now preparing a third call for tenders for the remaining areas in Calabria, Apulia and Sardinia (the public consultation process was brought to a close on November 20, 2017).

Report on Operations of the TIM Group	Competition	41

As such, Open Fiber’s development plan and the coverage of the public contracts awarded by Infratel stepped up competition in the infrastructure sector in a major way, by introducing new ultra-broadband networks that overlap and have a different reach to existing infrastructure:

•	areas with two FTTH networks overlapping FTTC networks

•	areas with a single FTTH network overlapping FTTC networks

•	areas with FTTH networks overlapping ADSL networks

•	areas with FTTC networks overlapping ADSL networks

Competition in the Italian fixed-line telecommunications market is also characterized by the presence of other service providers besides TIM, such as Wind-Infostrada, Fastweb, Vodafone, and Tiscali, which have business models focused on different segments of the market.

After years of market decline, driven by the migration of fixed-line customers to mobile services and alternative telecommunications solutions (Voice over IP, e-mail, Social Media chat services), fixed-line accesses grew slightly in 2017, reaching approximately 20.6 million at December 31, 2017 (including Infrastructured OLO accesses and FWA-Fixed Wireless Access). Competition in the access market led to a gradual reduction in TIM’s market share.

As concerns the Broadband market, at December 31, 2017, the number of fixed-line broadband customers in Italy (including both broadband and ultra-broadband customers) was estimated to have reached a penetration rate of approximately 80% of all fixed-line accesses. The spread of broadband continues to be driven by the penetration of computers and other enabling devices (such as Smart TVs), but also by growing demand for fast connections and access to new over-IP services that are becoming increasingly widespread (Media & Entertainment, IT and Digital services).

Competition in Mobile Telecommunications

The mobile market has continued to see the rationalization of second and third SIM cards for human communications, while sales of SIM cards for machine to machine (M2M) communications are growing.

The spend on services showed slight growth in 2017, although signs of weakness appeared in the second half of the year. Revenues from traditional service components, such as voice and messaging services, continued to decline, while mobile broadband revenues grew strongly.

Growth in mobile broadband customers has continued thanks to the high penetration rate of LTE on mobile lines, especially as a result of the increasing spread of smartphones.

Alongside innovative services that have already caught on and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as the Internet of Things and mobile payment.

The competitive scenario in the Italian telecommunications market in 2017 was shaped by the merger of Wind and H3G, which became effective during the year, creating the biggest single player on the market in terms of SIM card numbers. During the year, TIM launched Kena Mobile, a new virtual operator on the market. In 2018, the French provider Iliad is expected to enter the Italian market, where it will become the fourth infrastructured operator alongside TIM, Vodafone and, now, Wind-Tre.

At the same time, mobile virtual operators (MVO), of which PosteMobile is the most important player, have continued to enjoy significant growth, taking market share away from infrastructured operators.

BRAZIL

Macroeconomic trends witnessed in the last quarter of 2017 confirm the recovery expected in 2018 and should ensure the sustainability of an expansive economic cycle. Production output has recovered and unemployment has fallen, while inflation returned to a more contained level (around 4%), after the instability seen over the last two years, which risked seriously undermining the purchasing power of households.

Nevertheless, the present political uncertainty raises an important question mark over the ability for growth to be constant and structural, as do the tax rises introduced to rein in the growing budget deficits of municipalities, Federal States and the central government. At the start of 2018, in fact, an additional tax was introduced for value-added services, which may complicate the ability of companies to implement business growth strategies and cost control plans.

In this conflicting setting, the mobile telecommunications sector has seen rationality prevail in the market and in competition, with service providers remaining focused on the development of the characteristics and service range of their commercial offers, rather than pursuing aggressive pricing policies.

In the Prepaid segment, the main objective of market players has been to raise recurrence rates on the use of services by leveraging the consolidation underway in the market for second SIMs and encouraging migration to weekly and monthly rate plans or hybrid plans (Controle postpaid) by offering a range of bundled service packages to meet the different needs of customers (unlimited call minutes or data packages). The aim of the strategy is to improve the mix of the customer base and ensure greater stability and growth in ARPU.

In the Postpaid mobile segment, growth in the customer base was driven primarily by the migration of Prepaid customers to the Controle segment, and by business growth plans targeting the “pure” Postpaid segment, based on offer segmentation strategies that introduce distinctions in the use of data services (such as the unlimited use of data for specific apps, such as WhatsApp, Facebook, Netflix, etc.), as part of a “More for More” sales policy that is bringing greater price stability and effectively repositioning the customer base towards higher value deals (voice + data + content).

Service quality is increasingly becoming an element of differentiation. The TLC providers that have invested most in the development of 4G networks and in the improvement of processes shaping customer experience will have a greater ability than their competitors to apply a premium on prices, as customers raise their expectations and place growing importance on the quality of data services and higher value content.

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The residential fixed-line broadband market posted growth of approximately 7% in 2017 compared to 2016, driven mainly by smaller market players, which tend to offer faster download speeds and/or service in areas in which the incumbents have limited infrastructure. Penetration rates across the population are still quite low when compared to the United States or Europe, which means there are good opportunities for medium-term growth, underpinned by the improving macroeconomic situation.

In this context, in 2017, TIM adopted a new business strategy based on a differentiated approach between the big cities, where it has the fiber network infrastructure to offer FTTC/FTTH through TIM Live, and small cities, where it has leveraged the availability of the 700 MHz 4G network to launch a new WTTX service offering limited access to broadband. At end of 2017, TIM Live had a customer base of 392 thousand users, up by 28% on the end of 2016. Its download speeds and customer satisfaction rates rank it among the top broadband providers in the country.

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CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: this decreased by 150 million euros, from 29,612 million euros at the end of 2016 to 29,462 million euros at December 31, 2017 due to the decline in exchange rates for the Brazilian companies(1) . Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements as at December 31, 2017 of the TIM Group.

•	Other intangible assets: these rose by 241 million euros, from 6,951 million euros at the end of 2016 to 7,192 million euros at December 31, 2017, representing the balance of the following items:

•	capex (+2,292 million euros);

•	amortization charge for the year (-1,793 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 258 million euros).

•	Tangible assets: these rose by 187 million euros, from 16,360 million euros at the end of 2016 to 16,547 million euros at December 31, 2017, representing the balance of the following items:

•	capex (+3,409 million euros);

•	changes in finance leasing contracts (+68 million euros);

•	depreciation charge for the year (-2,680 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 610 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 23,783 million euros (23,553 million euros at December 31, 2016), of which 21,557 million euros attributable to Owners of the Parent (21,207 million euros at December 31, 2016) and 2,226 million euros attributable to non-controlling interests (2,346 million euros at December 31, 2016). In greater detail, the changes in equity were the following:

(millions of euros)	12/31/2017	12/31/2016
At the beginning of the year	23,553	21,249

Total comprehensive income (loss) for the year	457	2,801

Dividends approved by:	(230)	(204)

TIM S.p.A.	(166)	(166)

Other Group companies	(64)	(38)

Issue of equity instruments	(6)	1

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	—	1,300

Disposal of the Sofora – Telecom Argentina group	—	(1,582)

Other changes	9	(12)

At the end of the year	23,783	23,553

(1)	The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.96728 at December 31, 2017 and 3.43542 at December 31, 2016.

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CASH FLOWS

Adjusted net financial debt stood at 25,308 million euros, up by 189 million euros compared to December 31, 2016 (25,119 million euros).

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt for 2017:

Change in adjusted net financial debt

(millions of euros)	2017	2016	Change
EBITDA	7,790	8,002	(212)

Capital expenditures on an accrual basis	(5,701)	(4,876)	(825)

Change in net operating working capital:	(126)	(98)	(28)

Change in inventories	(30)	(10)	(20)

Change in trade receivables and net amounts due from customers on construction contracts	379	(310)	689

Change in trade payables (*)	(217)	445	(662)

Other changes in operating receivables/payables	(258)	(223)	(35)

Change in employee benefits	437	(131)	568

Change in operating provisions and Other changes	96	(41)	137

Net operating free cash flow	2,496	2,856	(360)

EBITDA Margin	12.6	15.0	(2.4	)pp

Sale of investments and other disposals flow	33	745	(712)

Share capital increases/reimbursements, including incidental costs	16	1,304	(1,288)

Financial investments flow	(12)	(15)	3

Dividends payment	(235)	(227)	(8)

Change in finance leasing contracts	(68)	(232)	164

Finance expenses, income taxes and other net non-operating requirements flow	(2,419)	(2,234)	(185)

Reduction/(Increase) in adjusted net financial debt from continuing operations	(189)	2,197	(2,386)

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	(38)	38

Reduction/(Increase) in adjusted net financial debt	(189)	2,159	(2,348)

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, the change in adjusted net financial debt for 2017 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	2017		2016
		% of total		% of total	Change
Domestic	4,551	79.8	3,709	76.1	842

Brazil	1,150	20.2	1,167	23.9	(17)

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	5,701	100.0	4,876	100.0	825

EBITDA Margin	28.8		25.6		3.2	pp

Capital expenditures in 2017 totaled 5,701 million euros, up by 825 million euros on 2016. In particular:

•	the Domestic Business Unit posted capital expenditures of 4,551 million euros, an additional 842 million euros compared to 2016. Higher capex was driven by the outlay of 630 million euros to renew GSM frequency user rights and the fast-tracking of innovation expenditure for infrastructure development (+395 million euros compared to 2016). In particular, expenditure on network development and next-generation services accounted for 63% of total network expenditure in 2017 (+6.3 percentage points compared to 2016). The decrease in other types of expenditure continued thanks to the selectivity and attention given to capital allocation choices based on strategic priorities and profit optimization.

•

the Brazil Business Unit posted capital expenditures in 2017 of 1,150 million euros, down by 17 million euros on 2016. Without the impact of fluctuations in exchange rates, which amounted to 82 million euros, the change was a negative 99 million euros and mainly reflected lower expenditure for renewals of TLC licenses (-52 million euros) and for developments in Information

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Technology projects (-47 million euros), following the strong growth recorded in 2016 due to the launch of new commercial offers and the introduction of the new billing system. Capital expenditure in network infrastructure in 2017 amounted to 806 million euros (-3 million euros at constant exchange rates compared to 2016), and was mainly aimed at developing the 4G mobile broadband network, reaching 3,003 towns (+1,748 compared to 2017), with a urban population coverage rate of 91.2%.

Change in net operating working capital

The change in net operating working capital for 2017 was a decrease of 126 million euros (decrease of 98 million euros in 2016). In particular:

•	the change in inventories generated a negative impact of 30 million euros; the management of trade receivables had a positive impact of 379 million euros, also thanks to the performance of the Brazilian Real, which resulted in an exchange rate differential of 118 million euros, without which trade receivables would have shown a change of 261 million euros;

•	the change in trade payables (-217 million euros) included a negative impact of almost 180 million euros due to the performance of the Brazilian Real; it also included the payment of around 257 million euros made by the Brazil Business Unit to the consortium that is carrying out the clean up of the 700 MHz spectrum, which the Business Unit purchased the user rights to in 2014;

•	other changes in operating receivables/payables (-258 million euros) included the effects of the increase in prepaid expenses related to the acquisition of TIM S.p.A. customers, which was partially offset by higher VAT payable.

Change in employee benefits

The change in employee benefits was driven mainly by provisions allocated in 2017 for non-recurring expenses, as reported earlier (689 million euros), offset by drawdowns totaling 177 million euros in relation to restructuring plans previously in place.

Sale of investments and other disposals flow

The item posted a positive balance of 33 million euros for 2017 and mainly reflected the sale of non-current assets during the normal operating cycle (17 million euros) and the collection of a deferred portion of the price of a non-controlling interest sold in previous years (13 million euros).

In 2016, the item posted a positive figure of 745 million euros and essentially related to the sale of the Sofora – Telecom Argentina group on March 8, 2016.

Share capital increases/reimbursements, including incidental costs

These totaled 16 million euros in 2017 and essentially consisted of contributions from an external shareholder of the Group for new capital issued by a subsidiary.

In 2016, the item amounted to 1,304 million euros and included the effect of the conversion of the Mandatory Convertible Bond into TIM shares for 1,300 million euros of November 2016.

Financial investments flow

In 2017, the item amounted to 12 million euros and included 4 million euros in subscriptions of new units issued by the Northgate Fund.

In 2016, this item amounted to 15 million euros and included 6 million euros for the payment made by INWIT S.p.A., net of cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., 5 million euros for the subscription of the capital increase in the company Northgate held as a non-controlling interest, and 4 million euros for the payment made, net of cash acquired, for the acquisition of the equity interest in Noverca S.r.l..

Change in leasing contracts

In 2017, the item totaled 68 million euros, of which:

•	54 million euros referred to the Parent Company, mainly in relation to new leases on industrial vehicles and the renegotiation of property leases;

•	14 million euros referred to the Brazil Business Unit, in relation to the lease-back of parts of telecommunications towers.

In 2016, the item amounted to 232 million euros and essentially referred to contractual renegotiations by TIM S.p.A. within the real estate transformation project, new rental agreements made by TIM S.p.A. for industrial vehicles, and a finance lease entered into by the Tim Brasil group on telecommunication towers.

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Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to 2,419 million euros and mainly included payments, during 2017, of income taxes (1,100 million euros), net finance expenses, as well as the change in non-operating receivables and payables.

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•	Net financial debt

Net financial debt is composed as follows:

(millions of euros)	12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Non-current financial liabilities
Bonds	19,981	20,369	(388)

Amounts due to banks, other financial payables and liabilities	5,878	7,656	(1,778)

Finance lease liabilities	2,249	2,444	(195)

	28,108	30,469	(2,361)

Current financial liabilities (*)
Bonds	2,221	2,595	(374)

Amounts due to banks, other financial payables and liabilities	2,354	1,269	1,085

Finance lease liabilities	181	192	(11)

	4,756	4,056	700

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total Gross financial debt	32,864	34,525	(1,661)

Non-current financial assets
Securities other than investments	—	(1)	1

Financial receivables and other non-current financial assets	(1,768)	(2,697)	929

	(1,768)	(2,698)	930

Current financial assets
Securities other than investments	(993)	(1,519)	526

Financial receivables and other non-current financial assets	(437)	(389)	(48)

Cash and cash equivalents	(3,575)	(3,964)	389

	(5,005)	(5,872)	867

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(6,773)	(8,570)	1,797

Net financial debt carrying amount	26,091	25,955	136

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(783)	(836)	53

Adjusted net financial debt	25,308	25,119	189

Breakdown as follows:
Total adjusted gross financial debt	31,149	32,574	(1,425)

Total adjusted financial assets	(5,841)	(7,455)	1,614

(*) of which current portion of medium/long-term debt:
Bonds	2,221	2,595	(374)

Amounts due to banks, other financial payables and liabilities	1,371	670	701

Finance lease liabilities	181	192	(11)

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

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Sales of receivables to factoring companies

Non-recourse sales of trade receivables to factoring companies finalized in 2017 resulted in a positive effect on net financial debt at December 31, 2017 of 2,000 million euros (1,091 million euros at December 31, 2016). The increase was driven by new revolving securitization programs (handsets, modems, and billed mobile) and by the identification of greater volume of receivables factored.

Gross financial debt

Bonds

Bonds at December 31, 2017 totaled 22,202 million euros (22,964 million euros at December 31, 2016). Their nominal repayment amount was 21,775 million euros, down by 642 million euros compared to December 31, 2016 (22,417 million euros).

Changes in bonds over 2017 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

Telecom Italia S.p.A. 1,250 million euros 2.375% maturing 10/12/2027	Euro	1,250	10/12/2017

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017

Telecom Italia S.p.A. 750 million British pounds 7.375%	GBP	750	12/15/2017

(1)	Net of buybacks by the Company of 455 million euros during 2015.
(2)	Net of buybacks by the Company of 372 million euros during 2015.

With reference to Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2017 was 204 million euros, up by 3 million euros compared to December 31, 2016 (201 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2017:

	12/31/2017		12/31/2016
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

At December 31, 2017, TIM had two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. On January 16, 2018, the two Revolving Credit Facilities were closed and replaced by a new Revolving Credit Facility for a total of 5 billion euros, expiring in 5 years.

TIM also has:

•	a bilateral Term Loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca, respectively for 134 million euros expiring in November 2019 and 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna for 250 million euros, drawn down for the full amount and repaid in full at expiry on February 15, 2018;

•	an overdraft facility with Intesa Sanpaolo expiring December 2018 for 200 million euros, drawn down for the full amount;

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	49

•	a bilateral Term Loan from Intesa Sanpaolo expiring December 2018 for 2 billion euros, not yet drawn down.

On December 21, 2017, TIM S.p.A. notified Mediobanca of its decision to exercise the early repayment option on the 150 million euro bilateral term loan expiring July 2020, with the full repayment of the residual principal of 75 million euros on January 3, 2018.

On January 16, 2018, TIM S.p.A. exercised the early repayment option on the 2 billion euro bilateral Term Loan with Intesa Sanpaolo expiring December 2018, with repayment made on January 17, 2018.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.75 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, stands at approximately 4.8%.

For details on the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Consolidated Financial Statements as at December 31, 2017 of the TIM Group.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 9,568 million euros, equal to the sum of:

•	“Cash and cash equivalents” and “Current securities other than investments” for a total of 4,568 million euros (5,483 million euros at December 31, 2016);

•	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 3,575 million euros (3,964 million euros at December 31, 2016). The different technical forms of investing available cash can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 993 million euros (1,519 million euros at December 31, 2016). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They included 276 million euros of Italian treasury bonds purchased respectively by TIM S.p.A. (256 million euros) and Telecom Italia Finance S.A. (20 million euros), 524 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash, and 193 million euros of investments in two monetary funds by the Brazil Business Unit. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012.

In the fourth quarter of 2017, the adjusted net financial debt fell by 920 million euros on the September 30, 2017 figure (26,228 million euros); cash flow generated by the positive operating and financial performance covered the cash requirements to meet tax liabilities.

(millions of euros)	12/31/2017 (a)	9/30/2017 (b)	Change (a-b)
Net financial debt carrying amount	26,091	26,958	(867)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(783)	(730)	(53)

Adjusted net financial debt	25,308	26,228	(920)

Breakdown as follows:
Total adjusted gross financial debt	31,149	31,173	(24)

Total adjusted financial assets	(5,841)	(4,945)	(896)

Report on Operations of the TIM Group	Consolidated Financial Position and Cash Flows Performance	50

CONSOLIDATED FINANCIAL STATEMENTS – TIM GROUP

The TIM Group Consolidated Financial Statements for 2017 and the comparative figures for the previous year have been prepared in accordance with the International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”).

The accounting policies and consolidation principles adopted in the preparation of the Consolidated Financial Statements as at December 31, 2017 are the same as those adopted in the Consolidated Financial Statements as at December 31, 2016, except for the use of the new Standards and Interpretations adopted by the Group starting as of the Consolidated Financial Statements as at December 31, 2017, whose effects are described in the notes to the Consolidated Financial Statements as at December 31, 2017 of the TIM Group, to which the reader is referred.

The TIM Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for 2018” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

There were no significant changes in the scope of consolidation in 2017.

The following changes in the scope of consolidation occurred during 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on December 28, 2016;

•	Noverca S.r.l. (Domestic Business Unit): On October 28, 2016 TIM S.p.A. acquired 100% of the company;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on July 28, 2016;

•	Sofora - Telecom Argentina group: classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale) was sold on March 8, 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on January 11, 2016, INWIT S.p.A. purchased 100% of these companies, which were subsequently merged by acquisition.

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	51

Separate Consolidated Income Statements

			Change
	2017	2016	(a-b)
(millions of euros)	(a)	(b)	amount	%
Revenues	19,828	19,025	803	4.2

Other income	523	311	212	68.2

Total operating revenues and other income	20,351	19,336	1,015	5.2

Acquisition of goods and services	(8,388)	(7,793)	(595)	(7.6)

Employee benefits expenses	(3,626)	(3,106)	(520)	(16.7)

Other operating expenses	(1,208)	(1,083)	(125)	(11.5)

Change in inventories	35	9	26	—

Internally generated assets	626	639	(13)	(2.0)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,790	8,002	(212)	(2.6)

Depreciation and amortization	(4,473)	(4,291)	(182)	(4.2)

Gains/(losses) on disposals of non-current assets	11	14	(3)	(21.4)

Impairment reversals (losses) on non-current assets	(37)	(3)	(34)	—

Operating profit (loss) (EBIT)	3,291	3,722	(431)	(11.6)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(23)	22	95.7

Other income (expenses) from investments	(18)	7	(25)	—

Finance income	1,808	2,543	(735)	(28.9)

Finance expenses	(3,303)	(3,450)	147	4.3

Profit (loss) before tax from continuing operations	1,777	2,799	(1,022)	(36.5)

Income tax expense	(490)	(880)	390	44.3

Profit (loss) from continuing operations	1,287	1,919	(632)	(32.9)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	47	(47)	—

Profit (loss) for the year	1,287	1,966	(679)	(34.5)

Attributable to:
Owners of the Parent	1,121	1,808	(687)	(38.0)

Non-controlling interests	166	158	8	5.1

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	52

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following Consolidated Statements of Comprehensive Income include the Profit (loss) for the year as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)		2017	2016
Profit (loss) for the year	(a)	1,287	1,966

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		10	(33)

Income tax effect		(1)	7

	(b)	9	(26)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—

Income tax effect		—	—

	(c)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c)	9	(26)

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		63	46

Loss (profit) transferred to the Separate Consolidated Income Statements		(62)	(37)

Income tax effect		2	(2)

	(e)	3	7

Hedging instruments:
Profit (loss) from fair value adjustments		(854)	(312)

Loss (profit) transferred to the Separate Consolidated Income Statements		826	(80)

Income tax effect		(3)	90

	(f)	(31)	(302)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(830)	852

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		19	304

Income tax effect		—	—

	(g)	(811)	1,156

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—

Loss (profit) transferred to the Separate Consolidated Income Statements		—	—

Income tax effect		—	—

	(h)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h)	(839)	861

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(830)	835

Total comprehensive income (loss) for the year	(a+k)	457	2,801

Attributable to:
Owners of the Parent		527	2,534

Non-controlling interests		(70)	267

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	53

Consolidated Statements of Financial Position

(millions of euros)		12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill		29,462	29,612	(150)

Intangible assets with a finite useful life		7,192	6,951	241

		36,654	36,563	91

Tangible assets
Property, plant and equipment owned		14,216	13,947	269

Assets held under finance leases		2,331	2,413	(82)

		16,547	16,360	187

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		17	18	(1)

Other investments		51	46	5

Non-current financial assets		1,768	2,698	(930)

Miscellaneous receivables and other non-current assets		2,422	2,222	200

Deferred tax assets		993	877	116

		5,251	5,861	(610)

Total Non-current assets	(a)	58,452	58,784	(332)

Current assets
Inventories		290	270	20

Trade and miscellaneous receivables and other current assets		4,959	5,426	(467)

Current income tax receivables		77	94	(17)

Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,430	1,908	(478)

Cash and cash equivalents		3,575	3,964	(389)

		5,005	5,872	(867)

Current assets sub-total		10,331	11,662	(1,331)

Discontinued operations/Non-current assets held for sale		—	—	—

Total Current assets	(b)	10,331	11,662	(1,331)

Total Assets	(a+b)	68,783	70,446	(1,663)

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	54

(millions of euros)		12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent		21,557	21,207	350

Non-controlling interests		2,226	2,346	(120)

Total Equity	(c)	23,783	23,553	230

Non-current liabilities
Non-current financial liabilities		28,108	30,469	(2,361)

Employee benefits		1,736	1,355	381

Deferred tax liabilities		265	293	(28)

Provisions		825	830	(5)

Miscellaneous payables and other non-current liabilities		1,678	1,607	71

Total Non-current liabilities	(d)	32,612	34,554	(1,942)

Current liabilities
Current financial liabilities		4,756	4,056	700

Trade and miscellaneous payables and other current liabilities		7,520	7,646	(126)

Current income tax payables		112	637	(525)

Current liabilities sub-total		12,388	12,339	49

Liabilities directly associated with Discontinued operations/Non-current assets held for sale		—	—	—

Total Current Liabilities	(e)	12,388	12,339	49

Total Liabilities	(f=d+e)	45,000	46,893	(1,893)

Total Equity and Liabilities	(c+f)	68,783	70,446	(1,663)

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	55

Consolidated Statements of Cash Flows

(millions of euros)		2017	2016
Cash flows from operating activities:
Profit (loss) from continuing operations		1,287	1,919

Adjustments for:
Depreciation and amortization		4,473	4,291

Impairment losses (reversals) on non-current assets (including investments)		50	6

Net change in deferred tax assets and liabilities		(147)	38

Losses (gains) realized on disposals of non-current assets (including investments)		(11)	(15)

Share of profits (losses) of associates and joint ventures accounted for using the equity method		1	23

Change in employee benefits		437	(131)

Change in inventories		(30)	(10)

Change in trade receivables and net amounts due from customers on construction contracts		379	(310)

Change in trade payables		(605)	229

Net change in current income tax receivables/payables		(515)	581

Net change in miscellaneous receivables/payables and other assets/liabilities		80	(915)

Cash flows from (used in) operating activities	(a)	5,399	5,706

Cash flows from investing activities:
Purchase of intangible assets		(2,292)	(1,641)

Purchase of tangible assets		(3,477)	(3,467)

Total purchase of intangible and tangible assets on an accrual basis		(5,769)	(5,108)

Change in amounts due for purchases of intangible and tangible assets		455	450

Total purchase of intangible and tangible assets on a cash basis		(5,314)	(4,658)

Capital grants received		82

Acquisition of control in subsidiaries or other businesses, net of cash acquired		—	(10)

Acquisitions/disposals of other investments		(4)	(5)

Change in financial receivables and other financial assets (excluding hedging derivative and other derivative receivables)		466	175

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		—	492

Proceeds from sale/repayment of intangible, tangible and other non-current assets		30	42

Cash flows from (used in) investing activities	(b)	(4,740)	(3,964)

Cash flows from financing activities:
Change in current financial liabilities and other		(1,188)	(437)

Proceeds from non-current financial liabilities (including current portion)		2,630	3,561

Repayments of non-current financial liabilities (including current portion)		(3,426)	(4,164)

Change in hedging derivative and other derivative receivables/liabilities		997

Share capital proceeds/reimbursements (including subsidiaries)		16	4

Dividends paid		(235)	(227)

Changes in ownership interests in consolidated subsidiaries		(4)	—

Cash flows from (used in) financing activities	(c)	(1,210)	(1,263)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	—	(45)

Aggregate cash flows	(e=a+b+c+d)	(551)	434

Net cash and cash equivalents at beginning of the year:	(f)	3,952	3,216

Net foreign exchange differences on net cash and cash equivalents	(g)	(155)	302

Net cash and cash equivalents at end of the year:	(h=e+f+g)	3,246	3,952

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	56

Additional Cash Flow Information

(millions of euros)	2017	2016
Income taxes (paid) received	(1,100)	(218)

Interest expense paid	(2,899)	(2,306)

Interest income received	1,636	934

Dividends received	1	8

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2017	2016
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	3,964	3,559

Bank overdrafts repayable on demand – from continuing operations	(12)	(441)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand – from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

The additional disclosures required by IAS 7 commencing as of the current year are provided in the Note “Net Financial Debt” in the TIM Group Consolidated Financial Statements as at December 31, 2017.

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	57

OTHER INFORMATION

Average salaried workforce

(equivalent number)	2017	2016	Change
Average salaried workforce – Italy	45,648	47,166	(1,518)

Average salaried workforce – Outside Italy	9,298	10,689	(1,391)

Total average salaried workforce (1)	54,946	57,855	(2,909)

Discontinued operations/Non-current assets held for sale - Sofora - Telecom Argentina group	—	2,581	(2,581)

Total average salaried workforce - including Discontinued operations/Non-current assets held for sale	54,946	60,436	(5,490)

1)	Includes employees with temp work contracts: the average headcount was 2 in 2017 (1 in Italy and 1 outside Italy). In 2016, the average headcount was 4 (2 in Italy and 2 outside Italy).

Headcount at year end

(number)	12/31/2017	12/31/2016	Change
Headcount – Italy	49,689	51,125	(1,436)

Headcount – Outside Italy	9,740	10,104	(364)

Total headcount at year end (1)	59,429	61,229	(1,800)

1)	Includes employees with temp work contracts: no employees at 12/31/2017 and 4 employees at 12/31/2016.

Headcount at year end – Breakdown by Business Unit

(number)	12/31/2017	12/31/2016	Change
Domestic	49,851	51,280	(1,429)

Brazil	9,508	9,849	(341)

Other Operations	70	100	(30)

Total	59,429	61,229	(1,800)

Report on Operations of the TIM Group	Consolidated Financial Statements – TIM Group	58

SOCIAL AND ENVIRONMENTAL IMPACT OF OPERATIONS AND THEIR ECONOMIC ASPECTS

The changes in place at environmental and social level pose economic risks but also commercial opportunities for TIM, which plays a primary role in the affairs of the countries where it operates, by virtue of the increasing importance of communication technologies for people’s lives. Further analysis was carried out in 2016 to determine the importance for the company of elements that are of interest to stakeholders (“materiality analysis”). This confirmed the opportunities linked to the digital transformation of companies, Public Administration and citizen services, made possible by the development of infrastructure and new technologies. The analysis also confirmed the significance of energy costs and brought attention to the reduction of greenhouse gases, to which the Group can contribute with products that allow businesses and families to reduce their energy consumption, and with services that cities can use to lower their emissions.

The following are a few cases in which social and environmental elements have direct economic impacts on TIM and, lastly, a description is provided of the materiality analysis, the details of which are provided in the Group’s Sustainability Report.

IMPROVING THE EFFICIENCY OF ENVIRONMENTAL COSTS - REDUCING ENERGY CONSUMPTION

TIM is one of the biggest electricity users nationally, consuming around 1.81) TWh of energy per year.

Technological developments continued in 2017, related mainly to the NGAN (Next generation fixed access network) implementation plan and LTE technology, are generally leading to an increase in energy consumption. 2017 in particular saw a significant boost given to the technological development of the fixed and mobile network and significant growth in new installations in the internal and external market in the field of Information Technology. These factors resulted in a significant increase in energy demand.

In Italy, this increase is estimated at around 190 GWh, offset by the savings made possible by a series of energy efficiency improvement measures undertaken in previous years, as well as new measures undertaken and completed during 2017, including, in particular, projects involving the replacement of obsolete equipment with new, more efficient systems. Overall, these measures, equivalent to savings of 200 GWh, have offset the increased demand from technological implementations and achieved a 10 GWh reduction in consumption. In economic terms, the saving can be estimated to be around 1.4 million euros over the course of the year.

In 2017, the self-generation of electricity through co-generation and tri-generation systems amounted to around 99 GWh, down on 2016 for technical reasons. In the next few years the plan is to take greater advantage of the potential of production from tri-generation plants.

The ISO 50001 certification of sites already certified in the past, that is Rozzano 1 and 2, Bologna Stendhal and Rome Parco de Medici, remained valid in 2017. The energy efficiency of TIM was also recognized through the awarding of Energy Efficiency Certificates (EEC, also known as White Certificates): at the end of 2017 the overall number of projects approved was 47, corresponding to an estimated economic value at current prices, over 5 years, of 47 million euros.

EFFICIENCY IMPROVEMENT PROCESS, SOCIAL COST OPTIMISATION – ENGAGEMENT WITH WORKERS’ REPRESENTATIVES

TIM pays much attention to listening and involving workers’ representatives in many areas of work, including reorganization processes.

The search for constant dialogue and discussion with union representatives led to major agreements being reached, aimed at reconciling the needs of the business with those of the people who work in the company. This has allowed agreements to be reached for the implementation of efficiency improvement plans that can mediate between the needs of the workers and those of the company. For example, a complex negotiation process involving the leading trade union organizations was completed in late 2015 with the signing of a framework agreement to manage staff redundancies.

Like its predecessors, the agreement provided for the use of a mixture of integrated instruments and measures that are not socially traumatic but that are economically sustainable, including the use in 2016-2017 of Defensive Solidarity Contracts, as required by the Jobs Act, combined with the strategic role of the training lever, as a pivotal element to encourage professional retraining and requalification in order to counteract redundancies. Defensive Solidarity Contracts are agreements that provide for working hours to be reduced in order to avoid downsizing. For the workers to whom the contract will be applied, provision is made for INPS (Istituto Nazionale della Previdenza Sociale) to make up part of the remuneration not received due to the reduction in working hours. In 2017 the benefit on the cost of labor obtained from solidarity contracts was 117 million euros for the Group (118 million euros in 2016), all relating to the Parent Company.

The other instruments agreed between the Parties, such as the mobility provisions of Law 223/91 and article 4 of the Fornero Law1, are in any case of a voluntary nature.

(1)	This does not include the electricity used by OLOs.

Law 92/2012 www.gazzettaufficiale.it/eli/id/2012/07/03/012G0115/sg

Report on Operations of the TIM Group	Social and environmental impact of operations and their economic aspects	59

The 2018–2020 Business Plan and the respective HR Management Plan were presented and discussed with the trade unions. The personnel guidelines will be aimed at adopting measures intended to support the corporate transformation process that awaits the company in terms of the digitalization of processes and services.

GROWTH OPPORTUNITIES

ICT services for environmental protection and improving citizens’ quality of life are seeing positive growth rates and are likely to be widespread in the future. TIM customers already have a range of solutions available to them to cut energy consumption, reduce CO2 emissions, facilitate bureaucracy, and increase security for citizens. The services offered by TIM (described at impresasemplice.it) on the environmental front include the positive trend of TIM ENERGREEN, the energy management service platform which allows businesses and public organizations to monitor their consumption and manage it efficiently and effectively through locally placed sensors. The energy saved can be estimated at around 10% if the Metering & Reporting function alone is implemented.

For TIM ENERGREEN alone, sales in 2017 were around 871,000 euros, with an increase of 34% compared to 2016. The Lighting Suite solution, which was merged into the broader SMART Lighting offer on 30 October 2017, recorded a turnover of 170,000 euros.

The Urban Security service - management of participated security and control of urban territory - achieved a turnover of around 300,000 euros in 2017.

The market for videoconferencing(1) solutions, which recorded a turnover of 7 million in 2017, remains very lively. Available in different commercial formulations, suitable for the requirements of small, medium and large companies, with service levels and quality standards ranging from High Definition to telepresence, videoconferencing services reduce the amount of travel, and therefore CO2. Web-based solutions in particular are increasing both the availability of videoconferencing services among SMEs and their penetration among larger companies, contributing to reducing emissions.

Telemedicine services, like other online services, reduce travel for medical visits.

Many other vertical solutions are also available on the market that directly or indirectly contribute to reducing consumption and emissions by optimizing and improving the efficiency of activities. For example, fleet location services which, by using GPS satellite location and integrated tools for managing commercial vehicle fleets and planning movements, allow cost and fuel consumption to be optimized.

MATERIALITY ANALYSIS

In 2017, in compliance with the requirements of the Global Reporting Initiative Standards, TIM conducted a materiality analysis with the aim of identifying the material topics as regards the socio-environmental and economic impacts of the business activities both within and outside the company.

Process to identify the material topics

In keeping with the digital transformation launched within the company, in 2017 semantic analysis2 methodologies were used to analyze a large number of information sources in order to intercept and map the material topics of the sector and big data analysis was introduced to collect external points of view.

The first activity carried out was the definition of the correct taxonomy3 to be used in the semantic engine and, thereafter, in the big data analysis. The taxonomy used by TIM was created on the basis of different references in the fields of sustainability and digital. Specifically:

•	Global Reporting Initiative Standard, ISO26000, Sustainable Development Goals and specialist assessments[4];

•	The Italian Digital Agenda, Objectives of the European Digital Single Market and dedicated indexes[5].

The semantic engine analyzed all the national and international sources of information, public and non-public sources, internal and external to TIM6 with different interactions leading to the definition of a list of topics based on the occurrences7 found in the various documents and establishing hierarchies between the topics. The material topics of the sector were identified through the occurrences, which were compared with the topics that emerged from the 2016 ‘tree’.

At the end of this initial screening, the company was able to draw up a list of topics representing the following macro areas:

•	correctness of corporate conduct

•	impact on the region and community in which the company operates

•	strategies and responsible management of the supply chain

•	management of the workforce and development of internal employment

[1]	Relating to the STD IntoucHD offer
[3]	Each taxonomy is made up of interrelated concepts and keywords with different correlation and significance levels. Each taxonomy was constructed using both Italian and English terms.
[4]	For example RobecoSam (Dow Jones Sustainability Index), FTSE4good and Sustainalytics questionnaires.
[5]	For example, the Digital Economy Society Index which monitors different aspects of the digitization level of the individual European countries.
[6]	For example: The “Piano Nazionale italiano per l’Agenda 2030” (Italian National Plan for the 2030 agenda) of the Italian government, the “Ernst & Young Megatrends report 2015”, the “Fair and Sustainable Well-Being in Italy 2016” (BES) report promoted by the National Council for Economy and Labor (CNEL) and the National Institute for Statistics (ISTAT).
[7]	The occurrences identify the number of times that a concept (or a specific term) is detected within the document by the semantic engine and provide an indication of the significance of the topic detected in the context of the document.

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•	management of the health and safety of workers

•	service quality, customer relations, protection of vulnerable categories

•	safeguarding privacy and personal data security and protection

•	environmental protection

•	geographic and social digital inclusion

•	support in the development of inclusive, sustainable education and digital skills

•	development of digital infrastructures with new generation, UBB and LTE networks

•	management and reduction of negative impact on human rights with dedicated actions

In order to obtain the significance of the material topics for the company, an internal questionnaire was given to a significant sample of representative contact people from all the company’s departments.

This approach has enabled TIM to:

•	extend listening to more stakeholders;

•	making the observation of the topics dynamic in order to measure their evolution over time.

Results at a glance

At the end of the analysis, TIM attributed a relevance score based on the occurrence of the topics1.

The activity resulted in the following materiality matrix::

“Service quality, customer relations, protection of vulnerable categories” (including minors) and “Safeguarding privacy and personal data security and protection” were confirmed as important topics for both stakeholders and the company. This year “environmental protection” is one of the significant topics due to the important contribution TIM can provide both with its solutions as a leading company in ICT and through its adoption of strategies and policies to contain its energy consumption and greenhouse gas emissions.

The materiality matrix, in addition to highlighting Telecom Italia’s priority areas of commitment, also reflects the Sustainable Development Goals (SDGs)2 to which the Company believes it can make the biggest contribution.

[1]	Scores ranged from 1 to 5, where 1 is the minimum frequency, 5 the maximum frequency, 3 the average frequency (calculated from the average occurrence of the topics taken into consideration). 2 and 4 are attributed in proportion to the minimum, average and maximum scores. Finally, the final score was calculated, weighted by the significance attributed to each source according to the different time periods covered in the analysis.
[2]	At the end of 2015, the government leaders of the 193 UN Member States approved the “Transforming our world: the 2030 Agenda for Sustainable Development” resolution, a policy document that identifies 17 global objectives (Sustainable Development Goals), broken down into 169 detailed targets to be achieved by 2030. The Sustainable Development Goals represent common objectives in key areas to ensure the sustainable development of the planet, such as ending hunger and poverty, the protection and conservation of water resources, the production of clean energy, raising awareness about responsible and conscious consumption, promoting access to healthcare and education, and reducing economic and gender inequality.

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Specifically, the relevant Goals are:

•	No. 3: Good health and well-being

•	No. 4: Quality education

•	No. 5: Gender equality

•	No. 7: Affordable and clean energy

•	No. 8: Decent work and economic growth

•	No. 9: Industry, innovation and infrastructure

•	No. 10: Reduced inequalities

•	No. 11: Sustainable cities and communities

•	No. 12: Responsible consumption and production

•	No. 13: Climate action

•	No. 16: Peace, justice and strong institutions

Validation and Review

The validation of the topics and of the entire materiality analysis process was carried out by the Sustainability Reporting, Monitoring and Relationship (SRMR) division of the Administration and Financial Reporting Department, with the support of RE2N, a company that develops innovative tools for sustainability and Shared Value, and TIM Data Room. The review phase is due to take place as a preparatory stage prior to the next reporting cycle, with the aim of submitting the results of the analyses carried out, updated in the following year, to specific stakeholder engagement activities.

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RESEARCH AND DEVELOPMENT

RESEARCH AND DEVELOPMENT IN ITALY

Approach to innovation, choice of topics, innovation governance process

Innovation understood as a research and development activity for innovative technologies and services, processes and business models represents a key factor in the company’s ability to keep up with the profound transformations brought about through ICT, as well as a necessary asset acting as a driving force in this evolution in terms of its customers (both residential and business) and the national system, helping to overcome the socio-cultural barriers that limit the opportunity to participate in the information society and enjoyment of the relative benefits.

TIM has always considered innovation to be a strategic asset and takes great care in governing individual aspects, from its strategic role to its responsibility, objectives and policy.

In terms of role, both technological and business-based innovation are also confirmed in 2017 as the central element to the response to change in the technological, market and competitive context. In line with this, the Group has taken action in several ways:

•	by continuing the action, started in 2016, to strengthen internal innovation lines, focusing laboratory activities and research groups on key aspects of the development of the fixed and mobile network towards future 5G standards and ultrabroadband, and issues concerning service platforms and new operations systems;

•	by confirming the trend towards the “Open Innovation” principle with the aim of maximizing the benefits deriving from the integration of innovative contributions generated internally with external sources of innovative ideas.

•	interaction with the start-up world in order to catalyse the latter’s capacity for innovation through the TIM #Wcap acceleration programme and equity investments through TIM Venture. In 2017, TIM #Wcap launched a Call for Start-ups and two Calls for Partners;

•	implementing initiatives which allow for the growth of co-creation ecosystems like the IoT Open Lab, a laboratory dedicated to the development of IoT solutions based on key technologies for the Telco Operator with a view to open innovation.

More details are provided on the following pages

Innovation management is overseen, with different missions, by the Innovation Department and by engineers, but involves various internal and external stakeholders of the company:

•	other areas of the company involved from time to time, both as internal customers for the innovation output solution and as centres of expertise on the topic;

•	traditional and digital partners, for the joint Go2market of digital services;

•	research centres and universities, for cooperation and joint projects. In 2017, 22 research contracts came into effect, for a total value of 555,000 euros;

•	Standardization Bodies and Associations: TIM is still very active within the main Standardization Bodies and Associations, with 30 memberships in 2017, for a cost of 840,000 euros. On a national, but above all international, level there is a broad circle made up of standardization bodies (ETSI, ITU, CENELEC and 3GPP among others), associations (GSMA and NGMN to name the major ones), alliances (oneM2m and BBF), and telco open communities (ONF, OPNFV and CORD), which play a fundamental role in the evolution of the TLC industry for networks, platforms and services. Finally, there are the Ministries (Ministry of Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (CNR and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives.

The identification of themes around which projects are developed takes into account the Three-Year Technological Plan, the reference document for the Group, which provides guidelines for the evolution of the network, platform and services. Published annually, following a wide-ranging process involving all the areas of the company involved, the Plan identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company’s strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

The qualitative and/or quantitative objectives of each project may refer to a multi-year timeframe but they are in any case structured on an annual basis and defined so they can be objectively measured in compliance with standards concerning quality (ISO9001) and the environment (ISO14001); the operational processes of innovation, just as in general TIM’s processes are based on the E-Tom reference standard of the TMF.

Overall, in 2017 TIM committed around 1,300 people to working on technological innovation and engineering activities, for an overall investment of 1,992 million euros, which is equivalent to around 13% of its domestic revenues.

Activities for the future of mobility and networks: initiatives for 5G

5G allows for not only faster speeds than those possible with earlier technologies, but also a multitude of services with very different requirements, in particular in the mMTC1 and URLLC2 areas.

TIM has followed the development of 5G from 2012, actively participating in the definition of international standards as well as European consortia and projects which laid the foundations for the system and contributed to the introduction of innovative use cases and applications. In particular, TIM participated in the European Horizon 2020 METIS and METIS II projects included in the 5GPPP European initiative and in another 12 projects concerning all the main technological turning points of 5G, collaborating with the main providers of network technologies and terminals through specific MoUs.

[1]	Massive Machine Type Communication
[2]	Ultra Reliable and Low Latency Communications

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The operational activities for technological development and 5G trials are accompanied by structured technical communication ranging from publishing to promotion with events of a scientific scope. In particular, in 2017 the technical communication initiative “Special 5G” was accomplished through 5G day, a sharing event with representatives from institutions and the industrial world, in addition to academic research, aimed at promoting the business ecosystem for the development of 5G solutions. It was followed up by TIM’s ‘Notiziario Tecnico’ (Technical Newsletter) e-magazine 1 which dedicated two issues to describing and further exploring network aspects and service aspects, respectively, enabled by 5G.

Three important initiatives were launched in 2017 - Turin 5G, San Marino 5G and Bari-Matera 5G - to provide these municipalities with 5G radio mobile coverage.

IoT Open Lab

In November 2016 TIM opened the IoT Open Lab, which became fully operational in 2017, at its base in Turin. Its purpose, according to the methods inherent in Open Innovation, is to support the development of IoT solutions based on key technologies for Telco Operators. In particular, the IoT Open Lab acts as a business accelerator to support companies in entering the ecosystem of technologies standardized by the 3GPP and, as regards the current period, Narrow Band IoT technologies. As of today more than 130 companies and customers have visited the Lab, and among them around forty construction companies have agreed a partnership with TIM allowing them to use what the Lab offers free of charge.

Research with Universities

The Open Innovation activities (understood as R&D participatory behaviour) for 2017 were largely concentrated on the new Innovation model pursued at TIM and guided by top management.

In line with this, faced with significantly lower polarization on services, communities and creative innovation, the focus was placed on technological innovation aspects, with particular emphasis on opportunities deriving from 5G. The new direction involved the resizing of the JOLs (closure of Pisa and Milan, resizing of Trento and Catania), and the activation in the “remaining” JOLs of projects with a strong technological approach: cognitive computing, 5G, applications in the network sector, industrial IoT applications, the strengthening of pre-commercial initiatives associated with Open IoT Lab, above all to Olivetti’s benefit.

Funded research activities

TIM has always actively participated in innovation and research projects and initiatives funded by the European Commission, which allowed it not only to obtain funding of around 8 million euros in the three-year period 2015-2017, but also to participate in initiatives with highly innovative content where it developed and consolidated its know-how in rapidly evolving sectors, thanks to collaboration with important European research centres, as well as North American, Korean and Japanese ones.

In this context the activities performed for the 5G projects funded should be highlighted, which have enabled TIM to enrich its range of skills, acquiring a role recognized at European level which now allows it to activate various 5G pilot projects in Italy well in advance of the expected timing.

Patents and Intellectual Property Rights

In addition to contributing to developments within the Company, TIM produces a significant number of patents: in the 2015-2016 period it filed over 120 patents. In order to maximize their value, a spin-up model was recently developed, that is the launch of start-ups that have received assets and the rights to use patents in exchange for equity options.

In 2017, the Group’s portfolio of patents grew to include 25 new patents filed and several other proposals undergoing assessment. The patenting areas relate to the whole ICT sector, with areas of excellence in the mobile sector. In more detail:

•	3,136 patents owned by TIM as of November 2017 (of which 2,557 granted), relating to 609 patent categories;

•	254 patents resulting from collaboration with universities and research institutes since the collaboration was launched (1997).

Participation in a Patent Pool for LTE with a patent essential for the relative standard should also be noted. The Patent Pool acquired new participants over the course of the year (bringing the current total to 16 license-holders) and has granted several licenses. Also note the participation in the 2017 Techshare Day where TIM and the Politecnico di Torino made a selection of patents and technologies available to Italian SMEs with the aim of expanding the assessment of the research results and developing relations with the industrial sector.

RESEARCH AND DEVELOPMENT IN BRAZIL

The Innovation & Technology Department, headed by the CTO of TIM Brasil, is responsible for Research and Development (R&D) activities. Its main responsibilities are defining the technological innovation of the network, the evolutionary needs for new technologies and devices and the architectural guidelines together with the development of strategic partnerships, so as to exploit new business models and guarantee the evolution of the network infrastructure in line with the business strategy. The organizational structure of Innovation & Technology is currently made up of 28 people in the Networks area, including telecommunications engineers, electrics and electronics engineers, IT experts and other technicians of various origins, competences and experiences, who cover all innovative needs and provide support to R&D.

In terms of infrastructure, one important result was the establishment of TIM Lab, a multi-purpose test environment focusing on innovation, which is able to guarantee the assessment of innovative services, products and technologies, certifying their functional efficiency and performance and the development of new models and configurations, consolidating the innovation flow. TIM Lab plays a strategic role in providing support for the conduct of Credibility Test, Trials and Proof of Concept (POC), for the validation of the services in collaboration with the main suppliers of technology and partners, through the sharing of knowledge and the technological infrastructures for interoperability tests, the assessment of capacity and the definition of technical requirements; in synergy with the R&D department, it facilitates innovation and promotes collaborations with universities and research institutes.

1 Quarterly webzine with a technical educational slant, which since 1992 publishes detailed articles on technological innovations and services for Digital Life. A “magnifying glass” on transformation in the ICT world, where competitive collaboration between Telcos and OTTs facilitates new business scenarios, creating dynamic ecosystems in which TIM plays a key role. TIM’s ‘Notiziario Tecnico’ (Technical Newsletter) is duly registered at the Press Court of Rome - “Online Publications” section since 05/07/2012 under no. 217/2012.

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In January 2017, a new TIM Lab Innovation Centre was opened (at the Corporate Executive Offices complex) in Barra da Tijuca, in the state of Rio de Janeiro: a building with a surface area of 650 square meters, able to accommodate more than 60 people. This new office could host technicians and researchers and be seen as a space of innovation open to new opportunities and the development of innovation for the Brazilian telecommunications market, also operating as a national reference point for R&D activities.

In 2017, more than 180 validation and innovation projects were concluded. Moreover, new technological areas, such as transport and fixed access solutions, were included in the range of initiatives relating to innovation and R&D. In this regard, over 22 million reais were invested in the 2016/17 period, including the new lab premises, and, according to the 2018-2020 budget, additional investments worth 17 million reais are planned.

The Innovation & Technology department has worked on projects and initiatives aiming to ensure the evolution of the business of TIM Brasil through the recommendation of sustainable, efficient network platforms and “disruptive” models, including anticipating the availability of new services. These projects can be divided into five groups:

•	New generation networks

•	Future Internet applications

•	Positive environmental impacts

•	Positive social impacts

•	Open Lab initiatives

New generation network projects

The reassignment of the 1.800 MHz, 850 MHz and 2.100 MHz bandwidths from 2G/3G to 4G gives TIM Brasil three important competitive advantages:

•	reduction of costs for LTE deployment;

•	expansion of the LTE coverage area and activation of the Carrier Aggregation strategy, improving the customer experience through higher “throughputs”;

•	improved indoor coverage. In addition to the expansion of coverage, use of the 850/1.800/2.100 MHz bandwidths could increase the capacity in cities already covered by the LTE bandwidth at 2.6 GHz, at limited additional cost.

Another important consideration in this scenario is that over 88% of current LTE terminals are already compatible with the 1,800 MHz and 2,600 MHz bandwidths, and with the other bandwidths available; hence, implementation of the LTE multilayer is proving to be an excellent strategy that benefits from the dissemination of devices.

The deployment of the LTE 700 MHz layer will result in significant expansion of the coverage and indoor penetration, promoting the presence of LTE throughout the national territory and consolidating TIM Brasil’s leadership in LTE. The actual roll-out will follow the rules dictated by the EAD1 () in order to manage the spectrum cleaning and avoid interference problems with the analogue TV transmission service. 78% of the LTE devices used by the current users of TIM Brasil services are enabled for the 700 MHz bandwidth.

At the end of 2017, over 830 cities could test the LTE 700 MHz coverage.

In 2015, as part of the IP Multimedia Network Evolution, three tests were carried out at the Innovation Lab to assess the IMS2. In 2016 the tests were extended to live networks, allowing TIM Brasil to set up the functional infrastructure to provide services such as Voice over LTE (VoLTE), Video over LTE (ViLTE) and Wi-Fi Calling, entirely laid on IP and activated by an IMS platform. In July 2017 TIM launched VoLTE high definition voice call services on the market, providing call services without the need to pass through switched lines. At the end of 2017, over 1,000 cities could use this service.

As regards the Network Functions Virtualization (NFV) and Software Defined Networks (SDN), some initiatives were launched, such as the creation of the “TIM Brasil NFV Program,” developed through four working groups which have a mandate to define technical requirements, infrastructural plans, roadmaps of the virtualised network functions (VNF), “open lab” specifications and reference architecture compliant with the ETSI standard on NFVs. The main drivers that push the adoption of these innovative network approaches are reduction of the CapEx/OpEx, faster time to market, optimization and boosting innovation.

Projects with positive environmental impacts

The expansion of “4G RAN sharing”, in partnership with other Brazilian mobile operators, aims to define the architectural requirements, technical assumptions and specifications for the “LTE RAN sharing” solution, optimising the network resources and costs. In this regard, TIM has pursued and considered RAN Sharing Solutions since 2007. Another strong motivation lies in coverage issues and timing in compliance with regulatory requirements. The RAN Sharing agreement allows TIM to promote the evolution of LTE development in rural areas of Brazil, with effective sharing of access and backhauling. At present 4G RAN Sharing relies on two national partners, improving the possible benefits and efficiencies of this technical model.

Following continuous testing activities, savings and energy efficiency solutions were introduced, which primarily concern the low traffic periods for the 2G, 3G and 4G access layers. The energy consumption recorded for the site, dependent on the access technology and coverage conditions, showed a reduction of up to 10%. At present, this is the biggest RAN Sharing agreement to be reached worldwide and it allows the major Brazilian cities to use 4G services.

[1]	Entidade Administradora de Processo de Redistribuição e Digitalização de Canais de TV e RTV
[2]	SMI: IP Multimedia Subsystem, solutions focused on functional tests, specific analyses and interoperability with the so-called “legacy system”

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New generation network projects - Future Internet applications - Positive environmental impact - Positive social impact

According to TIM Brasil, the large-scale introduction of IoT could drastically change the mobile market in that it exploits the creation of services and represents a potential tool for agricultural applications, connected vehicles, tracking solutions, and social and healthcare support. In 2017 TIM invested in TIM Lab and in the E2E sector, improving existing smart parking applications and activating the connection of new applications, preparing the terrain for future NB-IoT and LTE-M commercial networks.

Open Lab initiatives

In 2017 TIM Brasil joined the Telecom Infra Project (TIP), an initiative founded by Facebook, SK Telecom, Deutsche Telekom, Nokia, Intel and other companies, which aims to identify new approaches to the creation and deployment of telecommunications network infrastructure. TIM Brasil has transformed TIM Lab into the first TIP Community Lab in Latin America, which will be used by TIP members to create universal standards relating to solutions, initially for transport networks, in order to overcome the challenges linked to the interoperability of the different providers. This initiative represents an open and collaborative approach to the development and testing of new technologies and solutions.

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CONSOLIDATED NON-FINANCIAL STATEMENT

TIM, as a Relevant Public Interest Entity (PIE), has, since the financial year 2017, prepared and presented a “Consolidated non-financial statement” as a “separate report”, as provided for by article 5 Statement positioning and disclosure regime of Legislative Decree 254/2016 on the disclosure of non-financial information and diversity information by some companies and some large groups. Moreover, a report (statement) issued by the appointed external auditor pursuant to article 3, subsection 10 of Legislative Decree 254/2016 is annexed to the “Consolidated non-financial statement”; the assignment was given to PwC S.p.A..

The Consolidated non-financial statement is available in the sustainability section of the website www.telecomitalia.com.

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EVENTS SUBSEQUENT TO DECEMBER 31, 2017

For details of subsequent events, see the specific Note “Events Subsequent to December 31, 2017” in the Consolidated and Separate Financial Statements as at December 31, 2017 of the TIM Group and TIM S.p.A., respectively.

BUSINESS OUTLOOK FOR THE YEAR 2018

The TIM 2018–2020 Plan, and with it the DigiTIM project, marks a major break with the past, by leveraging digital innovation as the key element to emerge forcefully in the Gigabit Society.

The objective is to significantly raise digital engagement with customers – increasing the use of self-care apps by 85% and reducing call center interaction by 30% – and to boost convergence in the commercial offer by building on the leadership of the TIM network in terms of fiber, 4.5G and the adoption of 5G in 2020.

The new strategy will enable over 5 million new Fiber customers to be reached in the Consumer segment over the horizon of the Plan, thanks to new video, music and gaming content, while in the Mobile segment LTE penetration is expected to rise from a current 76% to over 95%. TIM also aims to triple its TIMVISION customers (1.3 million in the Fixed-line segment at the end of 2017) and double the number of Fixed-line/Mobile convergent customers. These objectives build on entertainment content unlocked through major partnership deals with national and international players and the production and coproduction of original content.

In the Business segment, the focus on Fixed-line/Mobile/IT convergence, UBB and brand heritage will see the Group evolve into a major ICT company with distinctive positioning in the IT services sector, thereby consolidating traditional revenues. By 2020, ICT and Cloud revenues will count towards 25% of total revenues from the segment and the number of Fiber customers will triple.

Growth in the Wholesale segment will be driven by a greater focus on deregulated services than in the past, and by improving efficiency through new digital and automation tools.

Inwit will strengthen its leadership position through the expansion of the customer base and the spread of next-generation infrastructure.

The Sparkle group will instead focus on data services, building on growth in the market through the integration of Cloud, Data Center, network security and disaster recovery services into its portfolio and the consolidation of its offer of Voice and Mobile services. The geographical expansion of its infrastructure will also continue, taking the group into new countries.

In Brazil, the main drivers for growth will be migration towards post-paid Mobile, which today boasts 17.8 million lines, accounting for 30% of all customers, rapid growth in residential Fiber customers, and the fast-tracking of the 4G network.

The DigiTIM strategy aims to boost cash generation and create value through careful financial discipline, based on cost control and the optimization of capital expenditure. The use of data analytics will enable TIM to improve the efficiency of Capex – by prioritizing higher value investments and leveraging the infrastructure of the existing UBB network – and make efficiency inroads into 80% of Opex in Italy.

Over the horizon of the Plan, TIM will extend its Fiber network to reach 80% of homes in Italy and 100 cities across the country will be covered by FTTH technology, thanks to a cumulative Capex program of 9 billion euros, of which over 50% will be targeted at expanding network infrastructure and innovation.

In Brazil, around 12 billion reais has been earmarked for capital expenditure over the horizon of the Plan, targeted at the continued expansion of UBB.

The main financial targets set – accounting standards remaining the same as for 2017 – include:

•	TIM Group: an adjusted net financial debt to EBITDA ratio of approx. 2.7x by the end of 2018 and its continuing decline through 2019 and 2020;

•	Domestic: stabilization of revenues from services and low single-digit growth in EBITDA Cagr 2017–2020;

•	Inwit and Brazil: growth in revenues from services and in margins.

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MAIN RISKS AND UNCERTAINTIES

Risk governance is a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The business outlook for 2018 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In addition, there have been several major shifts, including, but not limited to, the change in the market environment, the entry of potential new competitors in the fixed-line and mobile segments,h the start of proceedings by Authorities, and the implementation of new business strategies in the multimedia segment. These risk factors may have repercussions – which are currently unforeseeable – in terms of the strategic choices adopted by the company and could have an impact, for example, on the ultrabroadband development plans, on the evolution model adopted in the multimedia market, and on competition in the mobile and fixed-line markets.

The main risks affecting the business activities of the TIM Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macro-economic factors

The TIM Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The European economy is growing at a faster pace than initially forecast, while even in Italy the economic recovery has strengthened. Figures for 2017 are expected to be very positive (+1.5% in GDP according to the latest estimates), outperforming the forecasts and among the strongest performances of the last 7 years. Government estimates forecast growth in 2018 is expected to continue at a similar rate. Macroeconomic indicators show that what was a patchy recovery is now spreading to all industrial sectors, including the services sector.

Confidence has significantly improved among consumers and businesses, which is reflected in the labor market, with both the labor force and the employment rate growing. The Italian macroeconomic scenario is therefore essentially favorable, but the country’s position is still frail. High public debt remains a key problem and although the debt to GDP ratio is expected to decline in 2018, it will do so only gradually and continue to represent a risk factor for the Italian economy. Political instability may also pose a further element of risk.

On the Brazilian market, the expected results may be significantly affected by the macroeconomic and political situation. After eight quarters of GDP decline, marking the deepest and most profound crisis in its history, Brazil returned to growth in the first quarter of 2017 (+1%) with figures for the second and third quarters continuing the positive trend. Growth in GDP for 2017 is expected to reach 1.1%, with an acceleration forecast for 2018. The inflation rate has continued to fall (3.0% forecast for 2017 from 9.4% in 2016) and is in line with the central bank’s targets (+4.5% +/-1.5 percentage points), while interest rates were cut to 7% in 2017. Household consumption has started to pick up again, benefiting from increased purchasing power due to lower inflation and the initial improvements in the labor market. Growth forecasts for the short and medium terms remain tied to pension reforms and the introduction of a more efficient public spending system. Optimism, however, continues to be overshadowed by political uncertainty and a troublesome labor market, with the double-digit unemployment rate persisting in 2017.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce market share in the geographical areas where the TIM Group is engaged as well as erode prices and margins. Competition is focused on innovative products and services and on the capacity to move towards higher levels of convergence in service and expand it to the content offering, but also on the price competition in both traditional and other services. The use of new technologies (IoT) and new knowledge and customer management tools (Big Data) represent enabling factors in the mitigation of competition risks, however failure to exploit these opportunities could become an additional element of risk.

In the area of infrastructure competition, the growth of alternative operators could represent a threat for TIM, particularly in the years of the Plan after 2017 and also beyond the Plan period.

Iliad S.A. has announced the launch a new mobile operator in Italy with the aim of acquiring 10–15% of the market, by adopting the strategies it has already used for the French market.

In addition, Open Fiber and Infratel announced their plans for the development of an ultra-broadband telecommunications network as an alternative to the TIM network, respectively in major Italian cities and in areas of market failure, opening up the possibility of a new wave of competition in those areas, with impacts for both the Wholesale and Retail segments.

Competitive risks in the Brazilian market lie in the rapid transition of the business model tied to traditional services and the potential consolidation of the sector. As the consumption patterns of consumers change (migration from voice to data services), service providers need to act swiftly in upgrading their infrastructure and modernizing their portfolios of products and services. In this context, the Tim Brasil group could be impacted by the need to upgrade its technologies and infrastructure rapidly and by greater competition, in the form of aggressive sales strategies and potential business combinations in the sector. At the same time, the deep economic and political crisis in the country has had a direct impact on consumption, especially in the Prepaid segment, where the Tim Brasil group holds the biggest market share.

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OPERATIONAL RISKS

Operational risks inherent in our business relate, on the one hand, to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms; and on the other, to the possibility of implementing strategies for value creation through the optimization of costs and capital expenditure, which in part could depend on factors beyond the control of the Company, such as the cooperation of external counterparties (suppliers, trade unions, industry associations) and laws and regulations.

Risks related to business continuity

The TIM Group’s success depends heavily on the ability to ensure continuous and uninterrupted delivery of the products and services we provide through the availability of processes and the relating supporting assets. In particular, the Network Infrastructure and the Information Systems are sensitive to various internal and external threats: power outage, floods, storms, human errors, system failures, hardware and software failures, software bugs, cyber-attacks, earthquakes, facility failures, strikes, fraud, vandalism, terrorism, etc..

TIM has adopted a “Business Continuity Model System” framework in line with international standards, to analyze and prevent these risks.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which the TIM Group operates, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	deliver network development plans within the time-frames contemplated by business development plans and with the necessary level of effectiveness/efficiency;

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in this regard, the TIM Group may participate in tenders for broadcasting frequencies;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies;

•	sustaining the necessary level of capital expenditure in the long term.

Risks of internal/external fraud

The TIM Group has an organizational model in place to prevent fraud. In 2017, the model was further developed through a review of the organization. As a result of the review, Fraud Management was upgraded to report directly to the Security Director and a Fraud Governance and Prevention unit was implemented, which is separate from the operational units for the management and prevention of fraud and focuses instead on the planning and monitoring of objectives and the setting of anti-fraud rules. The organizational reforms are designed to ensure higher risk mitigation levels against illegal acts committed by people inside and outside the organization, which could adversely affect the Company’s operating performance, financial position and image.

Risks related to disputes and litigation

The TIM Group has to deal with disputes and litigation with tax authorities and government agencies, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The TIM Group may be exposed to financial risks, such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the TIM Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, the TIM Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the TIM Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12-18 months.

The potential impact of “Brexit” will depend in part on the outcome of the negotiations on tariffs, trade, regulations and other matters, which started in the second half of June 2017 and are still underway. The outcome of the referendum had an adverse effect on global markets and also produced a sharp decline in the pound (which later recovered in part) against the dollar and the euro. Brexit and the possible changes during the exit negotiations could create further instability in the global financial markets and uncertainty about the laws and regulations of the European Union that the United Kingdom may decide to replace with national laws and regulations. The potential effects of Brexit could adversely affect our financial conditions, our business and the related earnings and cash flows.

Report on Operations of the TIM Group	Main risks and uncertainties	70

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the Communications Authority (AGCom) may lead to changes in the regulatory framework that may affect the expected results of the Group. More specifically, the main elements that introduce uncertainty are:

•	lack of predictability in start-up timing and consequent new process decisions;

•	decisions with retroactive effect (for example, price revisions for previous years as a result of judgments issued by the Administrative Courts);

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on infrastructure investment.

•	inadequacy in the implementation of processes and systems for the management of regulated services.

Compliance risks

The TIM Group may be exposed to risks of non-compliance due to non-observance/breach of internal (self-regulation, such as, for example, bylaws, code of ethics) and external rules (laws, regulations, new accounting standards and Authority orders), with consequent judicial or administrative penalties, financial losses or reputational damage.

The TIM Group aims to ensure that processes, and, therefore, the procedures and systems governing them, and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant with regulatory changes or whenever non-conformities are identified.

Report on Operations of the TIM Group	Main risks and uncertainties	71

INFORMATION FOR INVESTORS

The Investor Relations service manages and develops relations with all TIM Group investors, including investment funds and SRI funds, retail investors and small investor associations, bondholders, equity analysts and credit analysts. The financial calendar for 2017 involved numerous events in various countries, as shown in the table below. The service organized conference calls on earnings announcements, international road shows, meetings at the company’s corporate offices and delegations to industry conferences with Group investors. Over 550 events were held, involving our direct presence or via tele/video conferencing, in an effort to broaden the investor base in major international financial markets. In 2018, the financial calendar kicked off in January with an offsite event for analysts and Group investors and continued with an extensive roadshow program in March, which took Group top management to major financial markets in Europe and the United States (London, New York and Boston) to present the Group’s 2017 earnings figures and the 2018–2020 Strategic Plan.

Financial Calendar for 2017

January 2017	May 2017 (1st Quarter 2017 results)	September 2017
• Investor Relations offsite event in Rome	• Annual General Meeting of Shareholders • Investor conferences in Rome, Milan and London • Roadshow in London	• Reverse Roadshow of meetings at Group corporate offices in Rome • Encounters with sell-side analysts in London

February 2017 (2016 results and 2016–2018 Plan)	June 2017	October 2017
• Roadshows in New York, London, Amsterdam and Frankfurt to present 2016 earnings figures and the 2017–2018 industrial plan	• Investor conferences in London and Milan • Roadshows in Tokyo, Hong Kong and Singapore • Reverse Roadshow of meetings at Group corporate offices in Rome and Milan	• Encounters with sell-side analysts in Madrid, London and Paris

March 2017	July 2017 (2nd Quarter 2017 results)	November 2017 (3rd Quarter 2017 results)
• Roadshows in Paris, Zurich, Geneva, Copenhagen, Stockholm, Edinburgh, Madrid, Chicago, Dallas, San Francisco and Los Angeles to present 2016 earnings figures and the 2017–2018 industrial plan	• Roadshow in Dublin	• Investor conferences in Barcelona and London

The topics of greatest interest to the financial community included:

•	the stabilization over the year of Domestic service revenues and the confirmation of the “low-single digit growth” target for EBITDA in 2017;

•	the major growth posted in revenues from services and EBITDA in Brazil;

•	the progressive extension of the Fiber and 4G networks in Italy, enabling the earnings performance delivered;

•	the continued financial discipline shown in the governance of costs and in the purchase of video content, especially at a time of radical developments in Pay-TV services;

•	the acceleration of growth in FTTx lines and the major opportunity at hand to step up growth further by leveraging convergence offers;

•	the ranking of the TIM Brand among the top 500 Global Finance Brands;

•	the launch of DigiTIM, a program for the strategic facelift of the Company aimed at:

•	redesigning customer experience through improvements and the simplification of options and processes;

•	propping up TIM’s market leadership and premium position by seizing new opportunities for growth;

•	improving cash flow generation to reduce debt and deliver greater value to shareholders;

•	developing the organization and shifting company culture from a “siloed” approach to one focused on results and flexibility.

•	more recently, the initiation of possible developments to legally separate the fixed-line access network and the potential improvements that could derive in terms of market regulation and competition.

Report on Operations of the TIM Group	Information for Investors	72

TIM S.p.A. SHARE CAPITAL AT DECEMBER 31, 2017

Share capital	11,677,002,855.10 euros

Number of ordinary shares (without nominal value)	15,203,122,583

Number of savings shares (without nominal value)	6,027,791,699

Number of TIM S.p.A. ordinary treasury shares	37,672,014

Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374

Percentage of ordinary treasury shares held by the Group to total share capital	0.77%

Market capitalization (based on December 2017 average prices)	14,779 million euros

On May 25, 2016, the Shareholders’ Meeting approved amendments to the company name, introducing the name “TIM S.p.A.” as an alternative to “Telecom Italia S.p.A.”

TIM S.p.A. ordinary share and savings shares, as well as the ordinary shares of INWIT S.p.A. are listed on the Italian stock exchange (FTSE index), whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

TIM-Telecom Italia
code	ordinary shares	savings shares	INWIT	Tim Participações
Stock exchange	IT0003497168	IT0003497176	IT0005090300	BRTCSLACN0R0
Bloomberg	TIT IM	TITR IM	INW IM	TIMP3 BZ
Reuters	TLIT.MI	TLITn.MI	INWT.MI	TCSL3.SA

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Shareholder composition according to the Shareholders Book at December 31, 2017, supplemented by communications received and other available sources of information (ordinary shares):

There are no significant shareholders’ agreements for TIM pursuant to Article 122 of Italian Legislative Decree 58/1998.

Report on Operations of the TIM Group	Information for Investors	73

MAJOR HOLDINGS IN SHARE CAPITAL

Listed below are the significant shareholdings of TIM S.p.A. ordinary share capital at December 31, 2017, taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Article 120 of Italian Legislative Decree 58 of February 24, 1998, and other available sources of information:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94%

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•	By decree of June 9, 2017, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by the decrees of April 11, 2014 and March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2017-2019.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Annual Report.

RATING AT DECEMBER 31, 2017

At December 31, 2017, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Report on Operations of the TIM Group	Information for Investors	74

RELATED - PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

With effect from May 3, 2017, the Board of Directors of TIM amended the Procedure for the management of transactions with related parties, initially extending its scope on a voluntary basis and then adding the treatment of Vivendi as its Controlling Entity, from June 1, 2017.

On September 13, 2017, Consob declared that the relationship between Vivendi S.A. and TIM qualifies as one of “de facto control” under Article 2359 of the Civil Code and Article 93 of the Consolidated Finance Act, as well as under regulations governing dealings between related parties. Although the Company has challenged the decision, it nevertheless complies with the requirements entailed by the decision and, accordingly, has amended its Related-Party Transactions Procedure (September 28, 2017). The amended procedure now in force can be found on the website telecomitalia.com under the “Governance System” page of the Group section.

Meanwhile, on July 27, 2017, the Board of Directors also acknowledged the start of direction and coordination by Vivendi.

In exercising those powers:

•	Vivendi S.A. has not jeopardized the interests or the assets of the Company in any way;

•	dealings with Vivendi S.A. are conducted in compliance with applicable laws and regulations and transactions are conducted at arm’s length, in application of the internal procedure governing related-party transactions, introduced as above.

The Board of Directors of TIM approved a specific policy to define how to treat the actions deriving from the Direction and Coordination Activity.

In accordance with Article 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution no. 17389 of June 23, 2010, no significant transactions were conducted in 2017, as defined by Article 4, paragraph 1a of the aforementioned regulation, nor other transactions with related parties that had a major impact on the financial position or the performance of the TIM Group and TIM S.p.A. for 2017.

In addition, there were no changes or developments with respect to the related party transactions described in the 2016 Report on Operations which had a significant effect on the financial position or on the performance of the TIM Group and TIM S.p.A. in 2017.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. In addition, the transactions were carried out in accordance with the internal procedure that establishes the terms and timing for verification and monitoring.

For more information on direction and coordination activities and on related-party transactions with the Controlling Entity Vivendi S.A., see the financial statements and “Related party transactions and Direction and Coordination activity” in the Notes to the Consolidated Financial Statements and the Separate Financial Statements.

The following decision have been influenced by direction and coordination activities from Vivendi S.A.:

Joint Venture with Canal+

On October 20, 2017, the Board of Directors of TIM examined and approved the binding term sheet by majority vote for the creation of a joint venture with Canal+, in accordance with regulations governing transactions with related parties of minor relevance and directed by others.

In short, as part of efforts to identify new growth opportunities, the Board of Directors believed the initiative to be consistent with the trend – seen in other telcos and across the world – on convergence with media and that a joint venture with one of the biggest media companies worldwide would assist in fast-tracking the spread of fiber, building on the commercial opportunities offered by the low penetration level of Pay TV and the expected growth in the broadband market in Italy.

Negotiations to reach a partnership agreement in the content sector were started up again on January 18, 2018, in view of the key importance placed on the convergent offer of video content under the TIM 2018–2020 Strategic Plan. In the light of the Consob decision, and in accordance with the observations made by the Board of Statutory Auditors of the Company, the procedure for significant related party transactions will apply, entailing the involvement in negotiations for the deal of a specific committee consisting of all the independent members of the Board of Directors.

Disposal of Persidera

As a condition attaching to the authorizations granted to Vivendi S.A. under the EU Merger Regulation, the European Commission asked Vivendi to commit to the disposal of the equity interests held by TIM in Persidera. To resolve the competition concerns identified, Vivendi accepted the commitment.

Persidera S.p.A. is engaged in the management of wholesale networks for television broadcasting. TIM S.p.A. currently holds a controlling interest in Persidera of 70% of the ordinary share capital; the remaining 30% is held by GEDI–Gruppo Editoriale l’Espresso.

On June 1, 2017, at the solicitation of Consob to consider the introduction of specific controls, the Board of Directors of TIM moved to voluntarily extend the controls in place for carrying out related-party transactions to all transactions concerning the equity investment in Persidera.

In September 2017, the Company’s boards were informed that, consistently with the agreements in place between TIM and GEDI, preparatory work was being initiated for the process of raising the potential value of the asset. At the same time, it was notified that contacts had been made with the Monitoring Trustee (Advolis S.A.), appointed by Vivendi S.A. to monitor compliance with the conditions placed by the European Commission on the concentration.

Report on Operations of the TIM Group	Related party transactions and direction and coordination activity	75

On September 28, 2017, the Board of Directors:

•	in consideration of study findings on the industrial and legal aspects concerning the investment in Persidera and the relative asset group, authorized the start of the sale process, to be completed within a time frame as consistent as possible with the expectations of the European Commission;

•	having acquired clarifications on the scope and binding effect (and their alignment with practice) of the requirements of the European Commission in relation to the engagement of the Monitoring Trustee, (i) authorized the appointment of Advolis as proxy to exercise voting rights at Persidera shareholders’ meetings, and (ii) approved the replacement of two directors of Persidera, originally designated by TIM, by two representatives of the Monitoring Trustee.

Subsequently, on February 23, 2018, having acquired the opinion of the Control and Risk Committee, the Board of Directors examined and produced a positive assessment of the acquisition bid for Persidera received from F2i and Rai Way, considering that the equity investment is not a strategic asset for TIM. The Board nevertheless reserves the right to consider any other binding offer that should be received.

Accordingly, special power of attorney for the sale was granted by the Chief Executive Officer to Advolis S.A., to enable and ensure its participation in the implementation of the Board’s decision, which represents the purpose and the limit of the powers granted. The power of attorney was granted at the request of Vivendi S.A., under the legitimate exercise of its direction and control powers. Given that the power of attorney does not transfer to Advolis S.A. the governance of the process (which remains with the corporate boards of TIM), it was agreed that it was not in the interests of the Company to refuse the shareholder’s request, which will facilitate dealings with the European Union without incurring financial charges for TIM or affect dealings with the partner in Persidera.

The attorney-in-fact will act in coordination with the Chief Executive Office of TIM, on the basis of the offer approved by the Board of Directors of the Company – or any other binding offer duly approved in advance by the Board of Directors – and in compliance with the procedure for related-party transactions, applied on a voluntary basis to all transactions concerning Persidera, acting at all times in the exclusive interests of TIM.

Secondments

Arrangements were initiated at the start of 2018 for the secondment of two managers from Vivendi S.A. to TIM S.p.A. under secondment agreements, as part of the reorganization process undertaken by the Company. The secondments respond to the Company’s interest in acquiring people with consolidated skills and expertise, including in international contexts, to cover key positions.

The remuneration packages offered for the secondments are aligned with market practice. In one case, the secondment replaces a previous consultancy arrangement, the fees for which were not significant.

Report on Operations of the TIM Group	Related party transactions and direction and coordination activity	76

ALTERNATIVE PERFORMANCE MEASURES

In this Report on Operations, in the Consolidated Financial Statements of the TIM Group and in the Separate Financial Statements of the Parent, TIM S.p.A., for the year ended December 31, 2017, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (half-year financial Report at June 30, and Interim Management Reports at March 31 and September 30) should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for assessing the operating performance of the Group (as a whole and at Business Unit level) and of the Parent, TIM S.p.A., in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+ Finance expenses

- Finance income

+/- Other expenses (income) from investments (1)

+/- Share of profits (losses) of associates and joint ventures accounted for using the equity method (2)

EBIT - Operating profit (loss)

+/- Impairment losses (reversals) on non-current assets

+/- Losses (gains) on disposals of non-current assets

+ Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(1)	“Expenses (income) from investments” for TIM S.p.A..
(2)	Line item in Group consolidated financial statements only.

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at Business Unit level) and of the Parent. This method of presenting information is also used in presentations to analysts and investors. This Report on Operations provides a reconciliation between the “reported figure” and the “organic” figure.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the ability of the Group, as a whole and at Business Unit level, and of the Parent to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the financial year being reported with those of the previous years.

•	Net Financial Debt: TIM believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes two tables showing the amounts taken from the statements of financial position and used to calculate the Net Financial Debt of the Group and Parent respectively.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

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Net financial debt is calculated as follows:

+ Non-current financial liabilities

+ Current financial liabilities

+ Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale

A) Gross financial debt

+ Non-current financial assets

+ Current financial assets

+ Financial assets relating to Discontinued operations/Non-current assets held for sale

B) Financial assets

C=(A - B) Net financial debt carrying amount

D) Reversal of fair value measurement of derivatives and related financial assets/liabilities

E=(C + D) Adjusted net financial debt

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	78

REVIEW OF KEY OPERATING AND FINANCIAL DATA - TIM S.P.A.

MAIN CHANGES IN THE CORPORATE STRUCTURE

The main changes in 2017 in the corporate structure of the Group concerned the merger by acquisition of TIM REAL ESTATE S.r.l. and of Olivetti Multiservices S.p.A. on October 1, 2017, with tax and accounting effect backdated to January 1, 2017.

The effects of the mergers on the financial position as at January 1, 2017 are shown in the following table.

(millions of euros)	TIM S.p.A. 1/1/2017	Olivetti Multiservices and TIM RE 1/1/2017	Merger adjustments	TIM S.p.A. post merger 1/1/2017
Assets
Non-current assets	55,219	269	(43)	55,445

Intangible assets	30,913			30,913

Tangible assets	12,151	264	—	12,415

Other non-current assets	12,155	5	(43)	12,117

Current assets	6,482	77	(327)	6,232

Total Assets	61,701	346	(370)	61,677

Liabilities
Equity	18,973	84	(39)	19,018

Non-current liabilities	31,907	3	(40)	31,870

Current liabilities	10,821	259	(291)	10,789

Total Liabilities and Equity	61,701	346	(370)	61,677

Non-recurring events

In 2017 and 2016, TIM S.p.A. recognized non-recurring operating expenses connected with events and transactions that by their nature do not recur as part of continuing operations, which are reported when their amount is material. Such expenses include corporate restructuring and reorganization expenses, expenses resulting from regulatory disputes and sanctions and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

In detail:

(millions of euros)	2017	2016
Non-recurring net expenses
Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	8	1

Employee benefits expenses
Expenses related to restructuring and rationalization and other expenses	692	130

Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	176	25

Impact on EBITDA	876	156

Impairment losses on intangible assets	30	—

Impact on EBIT	906	156

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	79

OPERATING PERFORMANCE

			Change
(millions of euros)	2017	2016	amount		%
Revenues	14,099	13,670	429		3.1

EBITDA	5,801	6,304	(503)		(8.0)

EBITDA Margin	41.1%	46.1%	(5.0	)pp

EBIT	2,567	3,134	(567)		(18.1)

EBIT margin	18.2%	22.9%	(4.7	)pp

Profit (loss) before tax from continuing operations	1,398	2,319	(921)

Profit (loss) from continuing operations	1,087	1,557	(470)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	340	(340)

Profit (loss) for the year	1,087	1,897	(810)

Capital expenditures	4,095	3,396	699

Net financial debt (*)	29,210	29,197	13

Headcount at year end (number) (*)	44,281	45,907	(1,626)

Revenues

Revenues amounted to 14,099 million euros, up by 429 million euros (+3.1%) on 2016. The growth figure continued a constant improvement trend driven, in particular, by growth in the broadband customer base, in both the Mobile and Fixed-line segments, and by the resilience of ARPU levels, thanks to the growing spread of Fiber and LTE ultra-broadband connection services and digital and ICT services. This was paired with growth in sales of smartphones, Smart TVs and other connected devices, which had a positive impact on the trend.

The sales segments show the following changes compared to 2016:

(millions of euros)	2017	2016	Change
Revenues	14,099	13,670	429

Consumer	7,659	7,299	360

Business	4,492	4,367	125

Wholesale	1,826	1,823	3

Other	122	181	(59)

In particular:

•	Consumer: revenues for the Consumer segment in 2017 amounted to 7,659 million euros, an increase of 360 million euros compared to 2016 (+4.9%), continuing the recovery begun in the previous year. In particular:

•	revenues for the Mobile segment rose to 3,886 million euros from 2016 (+137 million euros, +3.7%), driven especially by growth in mobile Internet and digital entertainment services, which propped up ARPU levels;

•	revenues for the Fixed-line segment amounted to 3,809 million euros, rising by 225 million euros compared to 2016 (+6.3%) and driven by growth in broadband and ultra-broadband customers and higher sales volumes of connected devices.

•	Business: revenues for the Business segment amounted to 4,492 million euros, up by 125 million euros on 2016 (+2.9%). In particular:

•	Mobile revenues in 2017 (1,177 million euros, +0.6% on 2016) showed positive growth on the previous year, driven by higher revenues from innovative services, which more than offset the continued decline in revenues from traditional services (as a result of the customer shift towards bundled offers with a lower overall ARPU);

•	Fixed-line revenues (3,384 million euros, +3.5% on 2016) rose by 114 million euros, with positive growth driven especially by products; the natural contraction in revenues from traditional services, connected with the technological shift towards VoIP systems and solutions, was nevertheless offset by constant growth in revenues from ICT services.

•	Wholesale: the Wholesale segment in 2017 posted revenues of 1,826 million euros, a figure substantially in line with 2016 (+0.2%).

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	80

EBITDA

EBITDA totaled 5,801 million euros, showing a decline of 503 million euros (-8.0%) compared to 2016 (6,304 million euros); the EBITDA margin was 41.1% (46.1% in 2016).

EBITDA in 2017 was pulled down by non-recurring expenses for a total of 876 million euros, primarily connected with the corporate restructuring and reorganization plan. Without including the expenses, the change in EBITDA would have been a positive +3.4%, with an EBITDA margin of 47.4%, substantially in line with 2016. Further details are provided in the Note “Significant non-recurring events and transactions” of the Separate Financial Statements at December 31, 2017 of TIM S.p.A..

In particular:

			Change
(millions of euros)	2017	2016	amount	%
EBITDA	5,801	6,304	(503)	(8.0)

of which non-recurring income/(expenses)	(876)	(156)	(720)

EBITDA excluding non-recurring component	6,677	6,460	217	3.4

The following elements also affected EBITDA:

Other income

Other income amounted to 459 million euros, showing an increase of 218 million euros on 2016 (241 million euros). Details are as follows:

(millions of euros)	2017	2016	Change
Late payment fees charged for telephone services	48	50	(2)

Recovery of employee benefit expenses, purchases and services rendered	20	22	(2)

Capital and operating grants	44	28	16

Damage compensation, penalties and sundry recoveries	33	22	11

Partnership agreements	84	44	40

Release of provisions and other payable items and other income	230	75	155

Total	459	241	218

Other income consisted of the impacts of contribution fees resulting from partnership agreements signed with leading technology suppliers, aimed at developing collaboration between the parties in order to strengthen and stabilize the business and industrial partnership over time, actively contributing to TIM’s marketing plan for the development and use of several strategic services. The item also includes insurance indemnities and the impact of the revised estimate of liabilities towards customers and suppliers.

Acquisition of goods and services

Acquisition of goods and services amounted to 5,567 million euros, showing an increase of 516 million euros (equal to +10.2%) on 2016 (5,051 million euros). Costs for the acquisition of goods increased mainly due to higher purchasing volumes of equipment and handsets linked to the increase in product sales and to higher maintenance costs on owned assets.

(millions of euros)	2017	2016	Change
Acquisition of goods	1,566	1,259	307

Revenues due to other TLC operators and interconnection costs	681	668	13

Commercial and advertising costs	743	655	88

Professional and consulting services	86	83	3

Power, maintenance and outsourced services	1,123	1,009	114

Lease and rental costs	862	865	(3)

Other	506	512	(6)

Total acquisition of goods and services	5,567	5,051	516

% of Revenues	39.5	36.9	2.6	pp

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	81

Employee benefits expenses

Details are as follows:

(millions of euros)	2017	2016	Change
Ordinary employee expenses and costs	2,342	2,400	(58)

Restructuring expenses and allocations to employee and other provisions	692	130	562

Total employee benefits expenses	3,034	2,530	504

Employee benefits expenses increased by 504 million euros compared to 2016. The main factors that drove this change were:

•	a decrease of 58 million euros in ordinary employee expenses mainly as a result of the reduction in the average salaried workforce (-1,740 average employees). By contrast, in 2016, following the non-fulfillment of the conditions for the payment of the Results Bonus to employees, related accruals made in the 2015 financial statements were reversed;

•	the recognition of a total of 692 million euros of non-recurring expenses (provisions to Employee benefits and sundry expenses), of which 674 million euros connected with the commencement of the new company restructuring plan for TIM S.p.A., which will unfold over the entire period of the 2018–2020 Industrial Plan and is designed to support the digitization process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of article 4(1–7) of Law 92 of June 28, 2012 (the “Fornero Law”) for executive and non-executive personnel (which provides for early retirement arrangements), as well as the use of measures for economic sustainability.

•	In 2016, a total of 130 million euros in provisions for non-recurring expenses were allocated, inter alia, for the application of Article 4 of the “Fornero Law” to management and non-management personnel and the management restructuring plan.

The headcount at December 31, 2017 amounted to 44,281 employees, a decrease of 1,626 compared to December 31, 2016 (45,907).

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	82

Other operating expenses

Details are as follows:

(millions of euros)	2017	2016	Change
Write-downs and expenses in connection with credit management	303	260	43

Provision charges	153	50	103

TLC operating fees and charges	48	47	1

Indirect duties and taxes	63	63	—

Penalties, settlement compensation and administrative fines	35	44	(9)

Association dues and fees, donations, scholarships and traineeships	12	15	(3)

Sundry expenses	44	38	6

Total	658	517	141

Other operating expenses, amounting to 658 million euros, rose by 141 million euros on 2016 (517 million euros), mainly driven by higher provisions for disputes. They included 176 million euros of non-recurring expenses (25 million euros in 2016), without which Other operating expenses would have fallen by 10 million euros.

Depreciation, amortization and capital expenditure

Depreciation and amortization amounted to 3,203 million euros, rising by 42 million euros compared to the previous year (3,161 million euros).

Depreciation of tangible assets rose by 65 million euros, net of adjustments made in 2016 for a total of 76 million euros for higher depreciation charges connected with the revised useful lives of NGAN and LTE equipment. Higher depreciation was mainly driven by investments to develop the optic fiber network and LTE mobile transmission equipment (resulting in additional charges of 40 million euros) and by higher depreciation charges as a result of new leases on industrial vehicles (approximately 10 million euros).

Amortization of intangible assets fell by 23 million euros, mainly due to a reduction in the software to be amortized.

Capital expenditures amounted to 4,095 million euros (3,396 million euros in 2016), rising by 699 million euros. The increase included 128 million euros of higher capex in tangible assets and 571 million euros of higher capex in intangible assets. In particular, the following is noted:

•	higher capex in tangible assets were mainly driven by the development of ultra-broadband infrastructure, both as concerns the fixed-line segment (in particular FTTCab technology) and the mobile segment (in particular LTE technology);

•	higher capex in intangible assets were driven mainly by advances on intangible assets, following the investment of 630 million euros to obtain an extension, until December 31, 2029, on user rights to the 900 MHz and 1800 MHz bands (originally expiring as of June 30, 2018).

Gains (losses) on disposals of non-current assets

The item showed a loss of one million euros (loss of 6 million euros in 2016).

Impairment losses on non-current assets

Net impairment losses on non-current assets amounted to 30 million euros in 2017 (3 million euros in 2016) and referred to the write-down of software projects in progress that will no longer be used.

In preparing the Annual Report for 2017, the Company carried out an impairment test on the goodwill.

A more detailed analysis is provided in the Note “Goodwill” in the Separate Financial Statements as at December 31, 2017 of TIM S.p.A.

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	83

EBIT

EBIT posted a positive 2,567 million euros, down by 567 million euros compared to 2016 (3,134 million euros). The EBIT margin rose from 22.9% in 2016 to 18.2% in 2017.

EBIT was pulled down by non-recurring net expenses totaling 906 million euros (156 million euros in 2016). Without these expenses, EBIT would have posted growth of 5.6%, a total 183 million euros, with an EBIT margin of 24.6%, up by 0.5 percentage points compared to 2016.

In particular:

			Change
(millions of euros)	2017	2016	amount	%
EBIT	2,567	3,134	(567)	(18.1)

of which non-recurring income/(expenses)	(906)	(156)	(750)

EBIT excluding non-recurring component	3,473	3,290	183	5.6

Income (expenses) from investments

This item breaks down as follows:

(millions of euros)	2017	2016	Change
Dividends	255	54	201

Impairment losses on financial assets	(30)	(42)	12

Total	225	12	213

In particular, the following is noted:

•	dividends mainly referred to the subsidiaries TI Finance (190 million euros), Inwit (53 million euros), Persidera (9 million euros) and Telecontact (2 million euros); dividends in 2016 mainly referred to the subsidiaries Inwit (34 million euros), Persidera (7 million euros), Telecontact (5 million euros) and to the company Emittenti Titoli (6 million euros);

•	impairment losses referred primarily to write-downs of the investments held in the subsidiaries TN Fiber (16 million euros), and Olivetti (6 million euros), and in the associate Alfiere (7 million euros); in 2016, impairment losses mainly referred to write-downs of the investments held in the associate Alfiere (23 million euros) and in the subsidiary Olivetti (18 million euros).

Finance income (expenses)

Finance income (expenses) showed a net expense of 1,394 million euros (expense of 827 million euros in 2016).

The performance was mainly driven by the absence of the positive impact, of 565 million euros, relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros and converted in November 2016 (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”);

Income tax expense

Income tax expense amounted to 311 million euros, down by 451 million euros on 2016 (762 million euros) mainly due to a lower IRES tax base, resulting from lower profit before tax, as well as the application of tax facilities.

Profit (loss) for the year

The year posted a profit of 1,087 million euros (profit of 1,897 million at December 31, 2016), which was negatively affected by 671 million euros in non-recurring net expenses. On a like-for-like basis – i.e. without including the non-recurring items and, in 2016, the positive impact of the fair value measurement of the embedded option in the mandatory convertible bond – profit for 2017 would have come to approximately 1.8 billion euros, almost 0.5 billion euros higher than the figure for 2016 (1.3 billion euros).

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	84

Financial Position and Cash Flows Performance

Financial position structure

(millions of euros)	12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Assets
Non-current assets	56,231	55,219	1,012

Goodwill	27,027	27,027	—

Other intangible assets	4,249	3,886	363

Tangible assets	12,943	12,151	792

Other non-current assets	11,110	11,382	(272)

Deferred tax assets	902	773	129

Current assets	5,956	6,482	(526)

Inventories, Trade and miscellaneous receivables and other current assets	4,113	4,058	55

Current income tax receivables	—	—	—

Current financial assets	1,843	2,424	(581)

	62,187	61,701	486

Equity and liabilities
Equity	20,069	18,973	1,096

Non-current liabilities	32,016	31,907	109

Current liabilities	10,102	10,821	(719)

	62,187	61,701	486

Non-current assets

•	Goodwill was unchanged from December 31, 2016;

•	Other intangible assets: rose by 363 million euros, representing the sum of the following:

•	capex (+1,627 million euros);

•	amortization charge for the year (-1,234 million euros);

•	impairment losses for the year (-30 million euros);

•	Tangible assets: rose by 792 million euros, representing the sum of the following:

•	Balances acquired following the merger of TIM REAL ESTATE S.r.l. and Olivetti Multiservices S.p.A. in TIM S.p.A., with effect backdated to January 1, 2017 (+264 million euros);

•	capex (+2,468 million euros);

•	changes in finance leasing contracts (+54 million euros);

•	depreciation charge for the year (-1,969 million euros);

•	disposals, reclassifications and other changes (-25 million euros).

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	85

Equity

Equity amounted to 20,069 million euros, up by 1,096 million euros compared to December 31, 2016 (18,973 million euros). The changes in equity during 2017 and 2016 are detailed in the following table:

(millions of euros)	12/31/2017	12/31/2016
At the beginning of the year	18,973	16,111

Profit (loss) for the year	1,087	1,897

Dividends approved	(166)	(166)

Merger of Ofi Consulting, Emsa Servizi (in liquidation), and Telecom Italia Deutschland Holding into TIM S.p.A.	—	23

Merger of TIM REAL ESTATE and Olivetti Multiservices S.p.A. into TIM S.p.A.	44	—

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	—	1,300

Issue of equity instruments and other changes	(6)	3

Movements in the reserve for available-for-sale financial assets and derivative hedging instruments	130	(173)

Movements in the reserve for remeasurements of employee defined benefit plans (IAS 19)	7	(22)

At the end of the year	20,069	18,973

Cash flows

Change in net financial debt

(millions of euros)	2017	2016	Change
EBITDA	5,801	6,304	(503)

Capital expenditures on an accrual basis	(4,095)	(3,396)	(699)

Change in net operating working capital:	(10)	(270)	260

Change in inventories	(45)	(2)	(43)

Change in trade receivables and net amounts due from customers on construction contracts	(16)	(191)	175

Change in trade payables (*)	83	173	(90)

Other changes in operating receivables/payables	(32)	(250)	218

Change in employee benefits	439	(143)	582

Change in operating provisions and Other changes	103	(45)	148

Net operating free cash flow	2,238	2,450	(212)

% of Revenues	15.9	17.9

Sale of investments and other disposals flow	47	346	(299)

Financial investments flow	(76)	(32)	(44)

Dividends flow	89	(107)	196

Change in finance leasing contracts	(54)	(196)	142

Share capital increases/reimbursements	—	1,300	(1,300)

Financial expenses, income taxes and other net non-operating requirements flow	(2,257)	(903)	(1,354)

Reduction (Increase) in net financial debt	(13)	2,858	(2,871)

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

The decrease in net operating free cash flow in 2017, compared to 2016, was driven mainly by the drop in EBITDA (503 million euros) and higher capital expenditures on an accrual basis (699 million euros), which were only partially offset by the change in net working capital and in operating provisions and provisions for employee benefits expenses.

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In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt at December 31, 2017 was particularly impacted by the following:

Flow of capital expenditures on an accrual basis

Capital expenditures amounted to 4,095 million euros (3,396 million euros in 2016), rising by 699 million euros. The increase included 571 million euros of higher capex in intangible assets and 128 million euros of higher capex in tangible assets.

Sale of investments and other disposals flow

The item posted a positive balance of 47 million euros for 2017, reflecting the sale of tangible assets (34 million euros) and the collection of a deferred portion of the price of a non-controlling interest sold in previous years (3 million euros).

A positive 346 million euros was posted in 2016, mainly driven by the capital gain realized on the disposal – completed on March 8, 2016 – of the entire remaining investment in Sofora - Telecom Argentina through the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (the parent company of Nortel, which controls Telecom Argentina).

Financial investments flow

The figure amounted to 76 million euros and referred primarily to investment account payments to cover subscriptions of new share capital issued by the subsidiaries Flash Fiber (62 million euros) and Noverca (10 million euros).

In 2016, the item amounted to 32 million euros and mainly included investment account payments to cover losses or subscriptions of new share capital issued by the subsidiary TIM TANK (7 million euros), the company Noverca (10 million euros) and the company Flash Fiber (14 million euros).

Change in finance leasing contracts

The item, amounting to 54 million euros, represents the higher value of tangible assets under finance lease, which is partly a reflection of the associated higher financial payables, posted as a result of new rental agreements made for industrial vehicles and contractual renegotiations by TIM S.p.A. in 2017 as part of the real estate transformation project.

In 2016, the item amounted to 196 million euros. Further details are provided in the Note “Tangible assets (owned and under finance leases)” in the Separate Financial Statements at December 31, 2017 of TIM S.p.A..

Share capital increases/reimbursements, including incidental costs

No increases or reimbursements of share capital were made in 2017.

In 2016, the item amounted to 1,300 million euros and referred to the conversion into new TIM ordinary shares of bonds under the Loan “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”, issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A..

Finance expenses, income taxes and other net non-operating requirements flow

The item mainly includes the payment of income taxes (of around 1 billion euros), net finance expenses, and the change in non-operating receivables and payables.

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Net financial debt

This item amounted to 29,210 million euros, up by 13 million euros on 2016 (29,197 million euros).

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting exchange and interest rates for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value measurement, from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

The details are as follows:

(millions of euros)	12/31/2017	12/31/2016	Change
Non-current financial liabilities
Bonds	14,902	14,102	800

Amounts due to banks, other financial payables and liabilities	11,709	12,889	(1,180)

Finance lease liabilities	1,856	1,967	(111)

	28,467	28,958	(491)

Current financial liabilities (1)
Bonds	1,528	2,457	(929)

Amounts due to banks, other financial payables and liabilities	2,522	2,192	330

Finance lease liabilities	147	161	(14)

	4,197	4,810	(613)

Total Gross financial debt	32,664	33,768	(1,104)

Non-current financial assets
Financial receivables and other non-current financial assets	(1,611)	(2,147)	536

	(1,611)	(2,147)	536

Current financial assets
Securities other than investments	(746)	(842)	96

Financial receivables and other non-current financial assets	(326)	(352)	26

Cash and cash equivalents	(771)	(1,230)	459

	(1,843)	(2,424)	581

Total financial assets	(3,454)	(4,571)	1,117

Net financial debt carrying amount	29,210	29,197	13

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,414)	(1,621)	207

Adjusted net financial debt	27,796	27,576	220

Breakdown as follows:
Total adjusted gross financial debt	30,298	31,245	(947)

Total adjusted financial assets	(2,502)	(3,669)	1,167

(1) of which current portion of medium/long-term debt:
Bonds	1,528	2,457	(929)

Amounts due to banks, other financial payables and liabilities	1,428	1,352	76

Finance lease liabilities	147	161	(14)

The non-current portion of gross financial debt amounted to 28,467 million euros (28,958 million euros at the end of 2016) and represented 87% of total gross financial debt.

In line with the Group’s objectives in terms of debt composition and in accordance Guidelines adopted for the “Management and control of financial risk”, TIM S.p.A., in securing both third-party and intercompany loans, uses IRS and CCIRS derivative financial instruments to hedge its liabilities.

Derivative financial instruments are designated as fair value hedges for managing exchange rate risk on financial instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

Sales of receivables to factoring companies

Sales of trade receivables to factoring companies finalized in 2017 resulted in a positive effect on net financial debt at December 31, 2017 of 1,897 million euros (1,047 million euros at December 31, 2016). The increase was driven by the introduction of new revolving securitization programs (handsets, modems, and billed mobile) and the identification of a greater volume of receivables factored.

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Gross financial debt

Bonds

Bonds at December 31, 2017 totaled 16,430 million euros (16,559 million euros at December 31, 2016). Their nominal repayment amount was 16,227 million euros, down by 18 million euros compared to December 31, 2016 (16,245 million euros).

Changes in bonds over 2017 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

Telecom Italia S.p.A. 1,250 million euros 2.375% maturing 10/12/2027	Euro	1,250	10/12/2017

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017

Telecom Italia S.p.A. 750 million British pounds 7.375%	GBP	750	12/15/2017

(1)	Net of buybacks by the Company of 455 million euros during 2015.
(2)	Net of buybacks by the Company of 372 million euros during 2015.

With reference to Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2017 was 204 million euros, up by 3 million euros compared to December 31, 2016 (201 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2017:

	12/31/2017		12/31/2016
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

At December 31, 2017, TIM had two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. On January 16, 2018, the two Revolving Credit Facilities were closed and replaced by a new Revolving Credit Facility for a total of 5 billion euros, expiring in 5 years.

TIM also has:

•	a bilateral Term Loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca, respectively for 134 million euros expiring in November 2019 and 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna for 250 million euros, drawn down for the full amount and repaid in full at expiry on February 15, 2018;

•	an overdraft facility with Intesa Sanpaolo expiring December 2018 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring December 2018 for 2 billion euros, not yet drawn down.

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	89

On December 21, 2017, TIM S.p.A. notified Mediobanca of its decision to exercise the early repayment option on the 150 million euro bilateral term loan expiring July 2020, with the full repayment of the residual principal of 75 million euros on January 3, 2018.

On January 16, 2018, TIM S.p.A. exercised the early repayment option on the 2 billion euro bilateral Term Loan with Intesa Sanpaolo expiring December 2018, with repayment made on January 17, 2018.

Maturities of financial liabilities

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) was 7.27 years.

Details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, are provided in the Note “Financial Liabilities (non-current and current)” of the Separate Financial Statements of TIM S.p.A. at December 31, 2017.

Financial assets

Financial assets totaled 3,454 million euros (4,571 million euros at December 31, 2016), of which 818 million euros relating to financial receivables from Group companies.

Of that total, 1,843 million euros (2,424 million euros at December 31, 2016) was classified as current financial assets.

The available liquidity margin of TIM S.p.A. amounted to 6,517 million euros, equal to the sum of:

•	“Cash and cash equivalents” and “Current securities other than investments” for a total of 1,517 million euros (2,072 million euros at December 31, 2016);

•	the new Revolving Credit Facility opened in January 2018 for 5,000 million euros.

This margin is amply sufficient to cover the financial liabilities due.

In particular:

•	Cash and cash equivalents amounted to 771 million euros (1,230 million euros at December 31, 2016). The different technical forms of investing available cash can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments are made with leading banking and financial institutions with high-credit-quality;

•	Country risk: deposits have been made mainly in major European financial markets.

•	Current securities other than investments amounted to 746 million euros (842 million euros at December 31, 2016). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of:

•	Italian Treasury bonds (256 million euros). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies;

•	securities held in portfolio by TIM S.p.A. for a total nominal amount of USD 564 million, resulting from the buyback public offer on bonds of TIM Capital S.A. completed on July 20, 2015.

TIM S.p.A. Report on Operations	Review of Key Operating and Financial Data – TIM S.p.A.	90

FINANCIAL STATEMENTS – TIM S.p.A.

Separate Income Statements

			Change
(millions of euros)	2017	2016	amount	%
Revenues	14,099	13,670	429	3.1

Other income	459	241	218	90.5

Total operating revenues and other income	14,558	13,911	647	4.7

Acquisition of goods and services	(5,567)	(5,051)	(516)	(10.2)

Employee benefits expenses	(3,034)	(2,530)	(504)	(19.9)

Other operating expenses	(658)	(517)	(141)	(27.3)

Change in inventories	45	8	37

Internally generated assets	457	483	(26)	(5.4)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,801	6,304	(503)	(8.0)

Depreciation and amortization	(3,203)	(3,161)	(42)	(1.3)

Gains/(losses) on disposals of non-current assets	(1)	(6)	5	83.3

Impairment reversals (losses) on non-current assets	(30)	(3)	(27)

Operating profit (loss) (EBIT)	2,567	3,134	(567)	(18.1)

Income (expenses) from investments	225	12	213

Finance income	1,571	1,957	(386)	(19.7)

Finance expenses	(2,965)	(2,784)	(181)	(6.5)

Profit (loss) before tax from continuing operations	1,398	2,319	(921)	(39.7)

Income tax expense	(311)	(762)	451	59.2

Profit (loss) from continuing operations	1,087	1,557	(470)	(30.2)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	340	(340)

Profit (loss) for the year	1,087	1,897	(810)	(42.7)

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	91

Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		2017	2016
Profit (loss) for the year	(a)	1,087	1,897

Other components of the Statements of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		9	(29)

Income tax effect		(2)	7

		7	(22)

Total other components that will not be reclassified subsequently to Separate Income Statements	(b)	7	(22)

Other components that will be reclassified subsequently to Separate Income Statements
Available-for-Sale financial assets
Profit (loss) from fair value adjustments		(33)	4

Loss (profit) transferred to the Separate Income Statements		—	—

Income tax effect		9	(2)

	(c)	(24)	2

Hedging instruments:
Profit (loss) from fair value adjustments		(190)	(498)

Loss (profit) transferred to the Separate Income Statements		393	279

Income tax effect		(49)	44

	(d)	154	(175)

Total other components that will be reclassified subsequently to Separate Income Statements	(e = c+d)	130	(173)

Total other components of the Statements of Comprehensive Income	(f= b+e)	137	(195)

Total comprehensive income (loss) for the year	(a+f)	1,224	1,702

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	92

Statements of Financial Position

(millions of euros)		12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill		27,027	27,027	—

Intangible assets with a finite useful life		4,249	3,886	363

		31,276	30,913	363

Tangible assets
Property, plant and equipment owned		10,871	10,046	825

Assets held under finance leases		2,072	2,105	(33)

		12,943	12,151	792

Other non-current assets
Investments		7,747	7,732	15

Non-current financial assets		1,611	2,147	(536)

Miscellaneous receivables and other non-current assets		1,752	1,503	249

Deferred tax assets		902	773	129

		12,012	12,155	(143)

Total Non-current assets	(a)	56,231	55,219	1,012

Current assets
Inventories		178	133	45

Trade and miscellaneous receivables and other current assets		3,935	3,925	10

Current income tax receivables		—	—	—

Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,072	1,194	(122)

Cash and cash equivalents		771	1,230	(459)

		1,843	2,424	(581)

Total Current assets	(b)	5,956	6,482	(526)

Total Assets	(a+b)	62,187	61,701	486

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	93

(millions of euros)		12/31/2017 (a)	12/31/2016 (b)	Change (a-b)
Equity and liabilities
Equity
Share capital issued		11,677	11,677	—

less: Treasury shares		(21)	(21)	—

Share capital		11,656	11,656	—

Additional paid-in capital		2,094	2,094	—

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		6,319	5,223	1,096

Total Equity	(c)	20,069	18,973	1,096

Non-current liabilities
Non-current financial liabilities		28,467	28,958	(491)

Employee benefits		1,661	1,274	387

Deferred tax liabilities		2	2	—

Provisions		595	596	(1)

Miscellaneous payables and other non-current liabilities		1,291	1,077	214

Total Non-current liabilities	(d)	32,016	31,907	109

Current liabilities
Current financial liabilities		4,197	4,810	(613)

Trade and miscellaneous payables and other current liabilities		5,850	5,465	385

Current income tax payables		55	546	(491)

Total Current Liabilities	(e)	10,102	10,821	(719)

Total Liabilities	(f=d+e)	42,118	42,728	(610)

Total Equity and Liabilities	(c+f)	62,187	61,701	486

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	94

Statements of Cash Flows

(millions of euros)		2017	2016
Cash flows from operating activities:
Profit (loss) from continuing operations		1,087	1,557

Adjustments for:
Depreciation and amortization		3,203	3,161

Impairment losses (reversals) on non-current assets (including investments)		73	47

Net change in deferred tax assets and liabilities		(168)	58

Losses (gains) realized on disposals of non-current assets (including investments)		1	6

Change in employee benefits		439	(143)

Change in inventories		(45)	(2)

Change in trade receivables and net amounts due from customers on construction contracts		(16)	(191)

Change in trade payables		(538)	170

Net change in current income tax receivables/payables		(485)	603

Net change in miscellaneous receivables/payables and other assets/liabilities		99	(254)

Cash flows from (used in) operating activities	(a)	3,650	5,012

Cash flows from investing activities:
Purchase of intangible assets		(1,627)	(1,056)

Purchase of tangible assets		(2,522)	(2,536)

Total purchase of intangible and tangible assets on an accrual basis		(4,149)	(3,592)

Change in amounts due to fixed asset suppliers		676	221

Total purchase of intangible and tangible assets on a cash basis		(3,473)	(3,371)

Contributions for plants received		82	—

Cash arising from corporate actions		(243)	100

Acquisitions/disposals of other investments		(76)	(32)

Change in financial receivables and other financial assets (excluding hedging derivative and other derivative receivables)		(114)	111

Proceeds received from the sale of investments in subsidiaries		—	340

Proceeds from sale/repayment of intangible, tangible and other non-current assets		47	6

Cash flows from (used in) investing activities	(b)	(3,777)	(2,846)

Cash flows from financing activities:
Change in current financial liabilities and other		(317)	(934)

Proceeds from non-current financial liabilities (including current portion)		3,243	3,183

Repayments of non-current financial liabilities (including current portion)		(3,595)	(4,687)

Change in hedging derivative and other derivative receivables/liabilities		199	—

Share capital proceeds/reimbursements		—	1,300

Dividends paid		(166)	(166)

Cash flows from (used in) financing activities	(c)	(636)	(1,304)

Aggregate cash flows	(d=a+b+c)	(763)	862

Net cash and cash equivalents at beginning of the year	(e)	1,062	200

Net cash and cash equivalents at end of the year	(f=d+e)	299	1,062

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	95

Additional Cash Flow Information

(millions of euros)	2017	2016
Income taxes (paid) received	(949)	(70)

Interest expense paid	(2,838)	(2,099)

Interest income received	1,658	826

Dividends received	255	59

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2017	2016
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,230	916

Bank overdrafts repayable on demand	(168)	(716)

	1,062	200

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	771	1,230

Bank overdrafts repayable on demand	(472)	(168)

	299	1,062

The additional disclosures required by IAS 7 commencing as of the current year are provided in the Note “Net Financial Debt” in the Separate Financial Statements of TIM S.p.A. as at December 31, 2017.

Report on Operations of TIM S.p.A.	Financial Statements - TIM S.p.A.	96

RECONCILIATION OF CONSOLIDATED EQUITY

	Profit (loss) for the year		Equity at 12/31
(millions of euros)	2017	2016	2017	2016
Equity and Profit (Loss) for the year of TIM S.p.A.	1,087	1,897	20,070	18,973

Equity and Profit (Loss) for the year of consolidated companies, net of the share attributable to Non-controlling interests	378	554	14,998	16,203

Consolidation adjustments on the Equity and Profit (Loss) for the year attributable to Owners of the Parent:
elimination of carrying amount of consolidated investments	—	—	(28,287)	(29,027)

impairment losses of consolidated companies included in the results of parent companies	32	(51)	12,675	12,731

elimination of goodwill recognized in Parent financial statements	—	—	(27,027)	(27,027)

recognition of positive differences arising from purchase of investments, of which:
- goodwill	—	—	28,732	28,858

- allocation of the purchase price to the net assets acquired and the liabilities assumed in the business combinations	(3)	(3)	29	32

measurement of hedging derivatives at Group level	27	(23)	553	656

effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance	—	—	(91)	(106)

intra-group dividends	(370)	(154)	—	—

change in share of losses (profits) from sale of investments	—	(412)	—	—

other adjustments	(30)	—	(95)	(86)

Equity and Profit (Loss) for the year attributable to Owners of the Parent	1,121	1,808	21,557	21,207

Equity and Profit (Loss) for the year attributable to Non-controlling interests	166	158	2,226	2,346

Equity and Profit (Loss) for the year in the Consolidated Financial Statements	1,287	1,966	23,783	23,553

TIM S.p.A. Report on Operations	Reconciliation of Consolidated Equity	97

CORPORATE BOARDS AT DECEMBER 31, 2017

BOARD OF DIRECTORS

The ordinary shareholders’ meeting of the Company, held on May 4, 2017, appointed the new Board of Directors, setting its number of members at 15 and its term of office at three years (up to the approval of the financial statements at December 31, 2019). The Board of Directors, at its meeting held on May 5, 2017, appointed Giuseppe Recchi as Executive Chairman, Arnaud Roy de Puyfontaine as Deputy Chairman and Flavio Cattaneo as Chief Executive Officer of the Company.

On June 1, 2017 the Board of Directors approved changes in the company officers, with the appointment of Arnaud Roy de Puyfontaine as Executive Chairman and Giuseppe Recchi as Deputy Chairman.

On July 24, the Board of Directors accepted the resignation (with effect from July 28) submitted by the Chief Executive Officer Flavio Cattaneo, from that office and from the Board. In the meeting held on 27 July, the Board of Directors temporarily assigned the responsibilities of Chief Executive Officer to the Executive Chairman Arnaud Roy de Puyfontaine, except for those related to the Security Function and the company Telecom Italia Sparkle, which have been assigned on an interim basis to the Deputy Chairman, Giuseppe Recchi.

Subsequently, on September 28, 2017, the Board of Directors co-opted Amos Genish, appointing him as Chief Executive Officer – assigning him executive powers – and as General Manager. The Board of Directors also renewed the appointment of Arnaud Roy de Puyfontaine as Executive Chairman and of Giuseppe Recchi as Deputy Executive Chairman, introducing a new distribution of powers.

The Board of Directors of the Company, at December 31, 2017, was therefore composed as follows:

Executive Chairman	Arnaud Roy de Puyfontaine

Deputy Executive Chairman	Giuseppe Recchi

Chief Executive Officer and General Manager	Amos Genish

Directors

Camilla Antonini (independent)

Franco Bernabè (independent)

Ferruccio Borsani (independent)

Lucia Calvosa (independent)

Francesca Cornelli (independent)

Frédéric Crépin

Dario Frigerio (independent)

Félicité Herzog (independent)

Anna Jones (independent)

Marella Moretti (independent)

Hervé Philippe

Danilo Vivarelli (independent)

Secretary to the Board	Agostino Nuzzolo

All the board members are domiciled for the positions they occupy at the registered offices of TIM S.p.A. at Via G. Negri 1, Milan; the secondary head office of the Company is located in Corso d’Italia 41, Rome.

The following board committees were in place at December 31, 2017:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (appointed Chair on June 22, 2017), Camilla Antonini (appointed on July 27, 2017 to replace the resigning director Frédéric Crépin), Francesca Cornelli, Félicité Herzog and Marella Moretti;

•	Nomination and Remuneration Committee: composed of the Directors: Anna Jones (appointed Chair on June 15, 2017), Ferruccio Borsani, Frédéric Crépin, Hervé Philippe and Danilo Vivarelli;

•	Strategy Committee: composed of the Chairman of the Board of Directors, Arnaud Roy de Puyfontaine, the Chief Executive Officer, Amos Genish, the Deputy Executive Chairman Giuseppe Recchi (appointed Chair of the committee on September 28, 2017) and the directors Franco Bernabè, Frédéric Crépin (appointed on July 27, 2017) and Dario Frigerio.

BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

On September 11, 2017, following her resignation, Paola Maiorana was replaced in the Board of Statutory Auditors by Gabriella Chersicla, formerly an Alternate Statutory Auditor of the Company.

TIM S.p.A. Report on Operations	Corporate Boards at December 31, 2017	98

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello

Gabriella Chersicla

Gianluca Ponzellini

Ugo Rock

Alternate Auditors	Francesco Di Carlo

Piera Vitali

Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PwC S.p.A. to audit the financial statements of TIM S.p.A. for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of May 5, 2017, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing the financial reports of TIM S.p.A..

TIM S.p.A. Report on Operations	Corporate Boards at December 31, 2017	99

MACRO-ORGANIZATION CHART AT DECEMBER 31, 2017

Commencing as of January 18, 2018, Procurement & Real Estate has been renamed the Procurement Unit & Real Estate.

Commencing as of January 18, 2018 the Chairman Office Manager and CEO Staff Manager have been replaced.

TIM S.p.A. Report on Operations	Macro-Organization Chart at December 31, 2017	100

On March 6, 2018, the Macro-Organization Chart changed as follows:

(1)	The Executive Chairman holds functional responsibility for Corporate Affairs.
(2)	The Chief Executive Officer directly coordinates Corporate Communications and Brand Management activities.
(*)	P. Peluso also holds the positions Chief Transformation Officer.

TIM S.p.A.	Macro-Organization Chart at December 31, 2017	101
Report on Operations

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	12/31/2017	of which related parties	12/31/2016	of which related parties
Non-current assets
Intangible assets
Goodwill			4)	29,462		29,612

Intangible assets with a finite useful life			5)	7,192		6,951

				36,654		36,563

Tangible assets			6)
Property, plant and equipment owned				14,216		13,947

Assets held under finance leases				2,331		2,413

				16,547		16,360

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			7)	17		18

Other investments			7)	51		46

Non-current financial assets			8)	1,768		2,698	532

Miscellaneous receivables and other non-current assets			9)	2,422		2,222

Deferred tax assets			10)	993		877

				5,251		5,861

Total Non-current assets	(a	)		58,452		58,784

Current assets
Inventories			11)	290		270

Trade and miscellaneous receivables and other current assets			12)	4,959	36	5,426	136

Current income tax receivables			10)	77		94

Current financial assets			8)
Securities other than investments, financial receivables and other current financial assets				1,430	53	1,908	132

Cash and cash equivalents				3,575	—	3,964	621

				5,005	53	5,872	753

Current assets sub-total				10,331		11,662

Discontinued operations/Non-current assets held for sale				—		—

Total Current assets	(b	)		10,331		11,662

Total Assets	(a+b	)		68,783		70,446

TIM Group Consolidated Financial Statements	Consolidated Statements of Financial Position	104

Equity and Liabilities

(millions of euros)		note	12/31/2017	of which related parties	12/31/2016	of which related parties
Equity		13)
Share capital issued			11,677		11,677

less: Treasury shares			(90)		(90)

Share capital			11,587		11,587

Additional paid-in capital			2,094		2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			7,876		7,526

Equity attributable to Owners of the Parent			21,557		21,207

Non-controlling interests			2,226		2,346

Total Equity	(c)		23,783		23,553

Non-current liabilities
Non-current financial liabilities		14)	28,108	100	30,469	912

Employee benefits		19)	1,736		1,355

Deferred tax liabilities		10)	265		293

Provisions		20)	825		830

Miscellaneous payables and other non-current liabilities		21)	1,678	—	1,607	2

Total Non-current liabilities	(d)		32,612		34,554

Current liabilities
Current financial liabilities		14)	4,756	163	4,056	133

Trade and miscellaneous payables and other current liabilities		22)	7,520	60	7,646	263

Current income tax payables		10)	112		637

Current liabilities sub-total			12,388		12,339

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—		—

Total Current Liabilities	(e)		12,388		12,339

Total Liabilities	(f=d+e)		45,000		46,893

Total Equity and Liabilities	(c+f)		68,783		70,446

TIM Group Consolidated Financial Statements	Consolidated Statements of Financial Position	105

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	Year 2017	of which: with related parties	Year 2016	of which: with related parties
Revenues	24)	19,828	118	19,025	342

Other income	25)	523	8	311	1

Total operating revenues and other income		20,351		19,336

Acquisition of goods and services	26)	(8,388)	(192)	(7,793)	(238)

Employee benefits expenses	27)	(3,626)	(112)	(3,106)	(121)

Other operating expenses	28)	(1,208)		(1,083)	(1)

Change in inventories		35		9

Internally generated assets	29)	626		639

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		7,790		8,002

of which: impact of non-recurring items	40)	(883)		(197)

Depreciation and amortization	30)	(4,473)		(4,291)

Gains/(losses) on disposals of non-current assets	31)	11		14

Impairment reversals (losses) on non-current assets	32)	(37)		(3)

Operating profit (loss) (EBIT)		3,291		3,722

of which: impact of non-recurring items	40)	(913)		(185)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	(1)		(23)

Other income (expenses) from investments	33)	(18)		7	—

Finance income	34)	1,808	45	2,543	108

Finance expenses	34)	(3,303)	(49)	(3,450)	(114)

Profit (loss) before tax from continuing operations		1,777		2,799

of which: impact of non-recurring items	40)	(939)		(210)

Income tax expense	10)	(490)		(880)

Profit (loss) from continuing operations		1,287		1,919

Profit (loss) from Discontinued operations/Non-current assets held for sale		—		47	9

Profit (loss) for the year	35)	1,287		1,966

of which: impact of non-recurring items	40)	(714)		(159)

Attributable to:
Owners of the Parent		1,121		1,808

Non-controlling interests		166		158

(euros)		Year 2017	Year 2016
Earnings per share:	36)
Basic and Diluted Earnings Per Share (EPS)
Ordinary Share		0.05	0.08

Savings Share		0.06	0.09

of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		0.05	0.08

Savings Share		0.06	0.09

TIM Group Consolidated Financial Statements	Separate Consolidated Income Statements	106

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 13

(millions of euros)		Year 2017	Year 2016
Profit (loss) for the year	(a)	1,287	1,966

Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		10	(33)

Income tax effect		(1)	7

	(b)	9	(26)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—

Income tax effect		—	—

	(c)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c)	9	(26)

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		63	46

Loss (profit) transferred to the Separate Consolidated Income Statements		(62)	(37)

Income tax effect		2	(2)

	(e)	3	7

Hedging instruments:
Profit (loss) from fair value adjustments		(854)	(312)

Loss (profit) transferred to the Separate Consolidated Income Statements		826	(80)

Income tax effect		(3)	90

	(f)	(31)	(302)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(830)	852

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		19	304

Income tax effect		—	—

	(g)	(811)	1,156

Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—

Loss (profit) transferred to the Separate Consolidated Income Statements		—	—

Income tax effect		—	—

	(h)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h)	(839)	861

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(830)	835

Total comprehensive income (loss) for the year	(a+k)	457	2,801

Attributable to:
Owners of the Parent		527	2,534

Non-controlling interests		(70)	267

TIM Group Consolidated Financial Statements	Consolidated Statements of Comprehensive Income	107

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2016 to December 31, 2016

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes in equity during the year:
Dividends approved								(166)	(166)	(38)	(204)

Total comprehensive income (loss) for the year			7	(302)	1,047	(26)		1,808	2,534	267	2,801

Disposal of the Sofora – Telecom Argentina group									—	(1,582)	(1,582)

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	937	363							1,300		1,300

Issue of equity instruments								1	1		1

Other changes								(16)	(16)	4	(12)

Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes from January 1, 2017 to December 31, 2017    Note 13

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total	Non- controlling interests	Total equity
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes in equity during the year:
Dividends approved								(166)	(166)	(64)	(230)

Total comprehensive income (loss) for the year			3	(31)	(575)	9		1,121	527	(70)	457

Issue of equity instruments								(6)	(6)		(6)

Other changes					(14)			9	(5)	14	9

Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783

TIM Group Consolidated Financial Statements	Consolidated Statements of Changes in Equity	108

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			note	Year 2017	Year 2016
Cash flows from operating activities:
Profit (loss) from continuing operations				1,287	1,919

Adjustments for:
Depreciation and amortization				4,473	4,291

Impairment losses (reversals) on non-current assets (including investments)				50	6

Net change in deferred tax assets and liabilities				(147)	38

Losses (gains) realized on disposals of non-current assets (including investments)				(11)	(15)

Share of profits (losses) of associates and joint ventures accounted for using the equity method				1	23

Change in employee benefits				437	(131)

Change in inventories				(30)	(10)

Change in trade receivables and net amounts due from customers on construction contracts				379	(310)

Change in trade payables				(605)	229

Net change in current income tax receivables/payables				(515)	581

Net change in miscellaneous receivables/payables and other assets/liabilities				80	(915)

Cash flows from (used in) operating activities	(a	)		5,399	5,706

Cash flows from investing activities:
Purchase of intangible assets			5)	(2,292)	(1,641)

Purchase of tangible assets			6)	(3,477)	(3,467)

Total purchase of intangible and tangible assets on an accrual basis (*)				(5,769)	(5,108)

Change in amounts due for purchases of intangible and tangible assets				455	450

Total purchase of intangible and tangible assets on a cash basis				(5,314)	(4,658)

Capital grants received				82

Acquisition of control in subsidiaries or other businesses, net of cash acquired				—	(10)

Acquisitions/disposals of other investments				(4)	(5)

Change in financial receivables and other financial assets (excluding hedging derivative and other derivative receivables)				466	175

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				—	492

Proceeds from sale/repayment of intangible, tangible and other non-current assets				30	42

Cash flows from (used in) investing activities	(b	)		(4,740)	(3,964)

Cash flows from financing activities:
Change in current financial liabilities and other				(1,188)	(437)

Proceeds from non-current financial liabilities (including current portion)				2,630	3,561

Repayments of non-current financial liabilities (including current portion)				(3,426)	(4,164)

Changes in hedging and non-hedging derivatives				997

Share capital proceeds/reimbursements (including subsidiaries)				16	4

Dividends paid (*)				(235)	(227)

Changes in ownership interests in consolidated subsidiaries				(4)	—

Cash flows from (used in) financing activities	(c	)		(1,210)	(1,263)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)		—	(45)

Aggregate cash flows	(e=a+b+c+d	)		(551)	434

Net cash and cash equivalents at beginning of the year:	(f	)		3,952	3,216

Net foreign exchange differences on net cash and cash equivalents	(g	)		(155)	302

Net cash and cash equivalents at end of the year:	(h=e+f+g	)		3,246	3,952

(*) of which related parties:
Total purchase of intangible and tangible assets on an accrual basis				135	159

TIM Group Consolidated Financial Statements	Consolidated Statements of Cash Flows	109

Additional Cash Flow Information

	Year	Year
(millions of euros)	2017	2016
Income taxes (paid) received	(1,100)	(218)

Interest expense paid	(2,899)	(2,306)

Interest income received	1,636	934

Dividends received	1	8

Analysis of Net Cash and Cash Equivalents

	Year	Year
(millions of euros)	2017	2016
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	3,964	3,559

Bank overdrafts repayable on demand – from continuing operations	(12)	(441)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,952	3,216

Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand – from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

The additional disclosures required by IAS 7 as of this reporting period are provided in the Note “Net Financial Debt” to these Consolidated Financial Statements.

TIM Group Consolidated Financial Statements	Consolidated Statements of Cash Flows	110

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”), also known in short as “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

On July 27, 2017, the Board of Directors of TIM S.p.A. acknowledged the start of the direction and coordination by Vivendi S.A..

On September 13, 2017, Consob reported that “it considered that Vivendi exercises de facto control over TIM pursuant to Article 2359 of the Italian Civil Code and pursuant to Article 93 of the Consolidated Law on Finance, as well as under related party rules”.

The TIM Group Consolidated Financial Statements as at December 31, 2017 have therefore been prepared in accordance with the relevant provisions, indicating Vivendi S.A. as the “Controlling Entity” and TIM S.p.A. as the company subject to direction and coordination by Vivendi S.A..

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group consolidated financial statements at December 31, 2017 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing Article 9 of Italian Legislative Decree 38 of February 28, 2005).

In 2017, the Group applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted in the consolidated financial statements as of December 31, 2017 and described below.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

The TIM Group consolidated financial statements as at December 31, 2017 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the TIM Group consolidated financial statements for the year ended December 31, 2017 was approved by resolution of the Board of Directors’ meeting held on March 6, 2018.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the TIM Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

TIM Group Consolidated Financial Statements	Note 1 Form, content and other general information	111

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations

+ Finance expenses

- Finance income

+/- Other expenses (income) from investments

+/- Share of profits (losses) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/- Impairment losses (reversals) on non-current assets

+/- Losses (gains) on disposals of non-current assets

+ Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the Consolidated statements of comprehensive income include the profit or loss for the year as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the Consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statements, income and expenses relating to transactions which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impacts on the main intermediate levels have been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the TIM Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the TIM Group are organized according to geographic location (Domestic and Brazil) for the telecommunications business.

The Sofora - Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the TIM Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for end customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), which, at international level (Europe, the Mediterranean and South America), develops fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure sector, and in particular the infrastructure for hosting radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector.

See the section “Financial and Operating Highlights of the Business Units of the TIM Group – Domestic Business Unit” of the Report on Operations for more details;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Tim S.A., formerly Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the TIM Group.

TIM Group Consolidated Financial Statements	Note 1 Form, content and other general information	112

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The consolidated financial statements for 2017 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event over a period of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the TIM Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, as described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from the date control over such subsidiaries commences until the date that control ceases.

The date of all the subsidiaries’ financial statements coincides with that of the Parent TIM.

Control exists when the Parent TIM S.p.A. has all the following:

•	power over the investee, which includes the ability to direct the relevant activities of the investee, i.e. the activities that significantly affect the investee’s returns;

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power over the investee to affect the amount of the investor’s returns.

TIM assesses whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three control elements.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in equity and in the profit (loss) for the year are disclosed separately under appropriate items, respectively, in the consolidated statements of financial position, in the separate consolidated income statements and in the consolidated statements of comprehensive income.

Under IFRS 10 (Consolidated financial statements), the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated in consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate consolidated income statements.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the statement of financial position date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statements of cash flows are translated into Euro at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

Under IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	113

Under IFRS 10, the parent company in case of loss of control of a subsidiary:

•	derecognizes:

•	the assets (including any goodwill) and the liabilities;

•	the carrying amount of any non-controlling interests;

•	recognizes:

•	the fair value of the consideration received, if any, from the transaction;

•	any investment retained in the former subsidiary at its fair value at the date when control is lost;

•	any gain or loss, resulting from the transaction, in the separate consolidated income statements;

•	the reclassification to the separate consolidated income statements, of the amounts previously recognized in other comprehensive income in relation to the subsidiary.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates and Joint Ventures) and IFRS 11 (Joint Arrangements).

Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises significant influence, but no control or joint control over the financial and operating policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates and joint ventures are included in the consolidated financial statements from the date that significant influence or joint control commences until the date such significant influence or joint control ceases.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognized in the investor’s income statements. Dividends received from an investee reduce the carrying amount of the investment.

Adjustments to the carrying amount may also be necessary for changes in the investee’s other comprehensive income (i.e. those arising from foreign exchange translation differences). The investor’s share of those changes is recognized in the investor’s other comprehensive income.

If an investor’s share of losses of an associate or a joint venture equals or exceeds its interest in the associate or joint venture, the investor discontinues recognizing its share of further losses. After the investor’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Gains and losses resulting from “upstream” and “downstream” transactions between an investor (including its consolidated subsidiaries) and its associate or joint venture are recognized in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the date of acquisition of control and measured as the excess of (a) over (b) below:

a) the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

•	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date fair value;

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

b) the fair value of the identifiable assets acquired net of the identifiable liabilities assumed, measured at the date of acquisition of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate consolidated income statements;

•	in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statements.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of intangible and tangible assets - Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	114

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. These costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statements. For a small portion of mobile offerings, the Group capitalizes directly attributable subscriber acquisition costs, currently mainly consisting of commissions for the sales network, when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time;

•	it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 12 and 36 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statements over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statements, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized prospectively in the separate consolidated income statements.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statements) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statements on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	115

CAPITALIZED BORROWING COSTS

Under IAS 23 (Borrowing Costs), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statements and deducted directly from the “finance expense” line item to which they relate.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	116

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statements. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the TIM Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate consolidated income statements.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statements.

FINANCIAL INSTRUMENTS

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statements of comprehensive income (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statements.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	117

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statements, as required by IAS 39 (Financial instruments: recognition and measurement).

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statements.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost. Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•	held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•	held for trading and measured at fair value through profit or loss;

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate consolidated income statements when the financial asset is disposed of or impaired.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	118

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statements for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial payables, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statements and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the TIM Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

•	at the inception of the hedge, the hedging relationship is formally designated and documented;

•	the hedge is expected to be highly effective;

•	its effectiveness can be reliably measured;

•	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statements. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statements.

•	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable expected transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statements at the same time the hedged transaction affects the separate consolidated income statements. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statements immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statements.

If hedge accounting is not appropriate, gains or losses arising from the measurement at fair value of derivative financial instruments are directly recognized in the separate consolidated income statements.

SALES OF RECEIVABLES

The TIM Group carries out sales of receivables under factoring contracts. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IAS 39 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to TIM S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	119

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statements when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets held for sale or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the consolidated statements of financial position. The corresponding amounts for the previous year are not reclassified in the consolidated statements of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statements, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statements, net of tax effects, for comparative purposes.

Non-current assets held for sale or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statements.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

The finance expenses and other expenses attributable to the liabilities of a disposal group classified as held for sale must continue to be recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to Article 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of the Consolidated Statements of Comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statements.

Starting from January 1, 2007, Italian Law gave employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (for example stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statements in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is recorded as an adjustment to “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	120

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

PROVISIONS

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized in the separate consolidated income statements as “Finance expenses”.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable certainty that they will be received and that the Group will satisfy all the conditions established for their granting by the government, government entities and equivalent local, national or international entities.

Government grants are recognized in the separate income statement, on a straight-line basis, over the periods in which the Group recognizes the expenses that the grants are intended to offset as costs.

Government grants related to assets received for the acquisition and/or construction of non-current tangible assets are recorded as deferred income in the statement of financial position and credited to the separate income statement on a straight-line basis over the useful life of the plants that the grants relate to.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statements.

REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statements according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (in Italy generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of effective consumption. Deferred revenues for prepaid traffic not yet consumed are recorded in “Trade and miscellaneous payables and other current liabilities” in the consolidated statements of financial position.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	121

For offerings which include the sale of mobile handsets and service contracts, the TIM Group recognizes revenues related to the sale of the handset when the latter is delivered to the final customer, whereas traffic revenues are recorded on the basis of effective consumption; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings of product and service packages in the mobile business consists of contracts with a minimum contractual period between 12 and 36 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statements in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statements in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the companies of the Group.

The income tax expense is recognized in the separate consolidated income statements, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax effect is recognized in the relevant equity reserves. In the Statement of comprehensive income, the amount of income tax expense relating to each item included as “Other components of the Consolidated Statements of Comprehensive income” is indicated.

The income tax expense that could arise on the remittance of a subsidiary’s undistributed earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, and excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year.

For diluted earnings per ordinary share, the weighted average number of shares outstanding during the year is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

USE OF ESTIMATES

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and assumptions considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	122

Financial statement area	Accounting estimates

Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

Business combinations	The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Capitalization/deferment of costs	The capitalization/deferment of internal and external costs is a process that entails elements of estimation and valuation. Specifically, it involves the valuation of: i) the likelihood that capitalized costs will be recovered through correlated future revenues; and ii) the effective increase in the future economic benefits embodied in the related asset.

Provision for bad debts	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•   The estimated expected duration of the relationship with the customer for revenues from telephone service activation (and associated costs).

•   The estimated amount of discounts, reductions and refunds to be set off directly against revenues.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For further details, please also see the Note “Supplementary disclosures on financial instruments”.

As per IAS 8 (Accounting policies, changes in accounting estimates and errors) paragraph 10, in the absence of a Standard or Interpretation that specifically applies to a transaction, management shall use its judgement in developing and applying an accounting policy that results in consolidated financial statements that represent faithfully the financial position, financial performance and cash flows of the Group, reflect the economic substance of transactions, and are neutral, prudential and complete in all material aspects.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2017

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force as of the financial statements at December 31, 2017.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	123

Amendments to IAS 12 (Income Taxes) – Recognition of Deferred Tax Assets for Unrealized Losses

On November 6, 2017, Commission Regulation (EU) 2017/1989 was introduced, adopting at EU level several amendments to IAS 12 (Income Taxes) to clarify the recognition of deferred tax assets on unrealized losses from debt instruments measured at fair value.

The adoption of said amendments had no impact on these consolidated financial statements at December 31, 2017.

Amendments to IAS 7 (Statement of Cash Flows) - Disclosure Initiative

On November 6, 2017, Commission Regulation (EU) 2017/1990 was introduced, adopting at EU level several amendments to IAS 7 (Statement of Cash Flows). The purpose of the amendments is to provide additional disclosures to users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, showing in the reconciliation between the opening and closing balances of those liabilities:

•	changes arising from cash flow from financing activities;

•	changes arising from the acquisition or from the loss of control of companies or business units;

•	the effect of changes in exchange rates;

•	changes in fair value; and

•	other changes.

The adoption of said amendments had no material impact on these consolidated financial statements at December 31, 2017.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	124

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these consolidated financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB:

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 15 (Revenue from Contracts with Customers)	1/1/2018
Clarifications to IFRS 15 (Revenue from Contracts with Customers)	1/1/2018
IFRS 9 (Financial Instruments)	1/1/2018
IFRS 16 (Leases)	1/1/2019
Improvements to the IFRS (2014–2016 cycle) – Amendments to IAS 28	1/1/2018
Amendments to IFRS 2 (Classification and measurement of share-based payments)	1/1/2018
New Standards and Interpretations not yet endorsed by the EU
IFRIC 22 (Foreign currency transactions and advance consideration)	1/1/2018
Amendments to IAS 40 (Investment property)	1/1/2018
IFRIC 23 – Uncertainty over income tax treatments	1/1/2019
Amendments to IFRS 9: Prepayment features with negative compensation	1/1/2019
Amendments to IAS 28: Long-term interests in Investments in associates and joint ventures	1/1/2019
Improvements to the IFRS (2015–2017 cycle)	1/1/2019
Amendments to IAS 19: plan amendment, curtailment or settlement	1/1/2019
IFRS 17: Insurance contracts	1/1/2021

The potential impacts on the consolidated financial statements from application of these standards and interpretations are currently being assessed. Specific projects are currently underway at Group level for the adoption of IFRS 15, IFRS 9 and IFRS 16. Accordingly, a reliable estimate of the quantitative effects resulting from the adoption of those standards will only be possible when each project has been completed.

IFRS 15 (Revenue from contracts with customers)

On September 22, 2016, Regulation EU 2016/1905 was issued, which endorsed IFRS 15 (Revenues from contracts with customers) and the related amendments. In addition, on October 31, 2017, Regulation EU 2017/1987 was issued, which endorsed the Clarifications to IFRS 15.

IFRS 15 will replace the standards that currently govern revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

IFRS 15 is applied retrospectively starting from January 1, 2018; TIM Group will apply the modified retrospective approach with the cumulative effect of the first-time adoption of the standard as an adjustment to the opening shareholders’ equity and leaving the previous comparative periods unchanged.

At TIM Group level, IFRS 15 impacts the revenue recognition of fixed and mobile offerings as well as the recognition of contractual costs. There are no impacts on cash flows. The main differences with respect to the current accounting principles are as follows:

•	bundled offerings (package of goods and services): the allocation of the contractual discount to the performance obligations involves an anticipation in the recognition of revenues with the consequent recording of a contract asset;

•	activation/installation revenues: under current accounting principles, they are deferred over the expected term of the customer relationship; under IFRS 15, these kinds of revenue, not being related to separate performance obligations, shall be allocated to the various contractual obligations with a consequent anticipation in the recognition of revenue;

•	contract costs (costs of obtaining a contract and costs of fulfilling a contract): under current accounting principles, they are already capitalized/deferred and charged to the separate income statement on the basis of the expected term of the customer relationship as well as of the kind of customers.

With the adoption of IFRS 15, this approach will be substantially confirmed. Based on the analyses carried out, however, some impacts are expected, in particular in relation to:

•	definition of kinds of deferrable costs which will be revised in order to exclude costs, if any, that don’t meet the requirements of paragraph 97 of IFRS 15;

•	the portion of costs of obtaining a contract that under current accounting standards is capitalized (Intangible assets with a finite useful life) and amortized, under IFRS 15 will be reclassified to prepaid expenses involving lower amortization costs and higher costs for services, without any impact on the shareholders’ equity and profit (loss) before tax at the transition date.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	125

TIM Group expects that the adoption of the new standard will have an overall negative net impact on shareholders’ equity at January 1, 2018 (transition date) arising from the combined effect of:

•	recording of the contract asset associated with the early recognition of revenue for bundle offerings and new accounting model of activation/installation revenues with an overall increase in the shareholders’ equity;

•	revision of kinds of deferrable contractual costs with a negative impact on shareholders’ equity.

The estimates of the impacts on shareholders’ equity at the transition date are currently being defined.

The process of implementing the new accounting principle involves significant updates and changes on IT systems, modification and updating of control and compliance models and related processes. The impacts are based on the results of the analyses at the date of preparation of these financial statements and may change as the Group has not yet completed the specific project. Furthermore, the impacts at the transition date, which will affect the shareholders’ equity, are not indicative of future developments, as the business model and the marketing and contractual policies with the customers could change with consequent impacts on revenues and related costs.

IFRS 9 (Financial Instruments)

On November 22, 2016, Regulation EU 2016/2067 was issued, which endorsed IFRS 9 (Financial Instruments), relating to classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments and hedge accounting.

IFRS 9 is applied starting from January 1, 2018. TIM Group has decided to apply the following options:

•	to defer the application of the hedge accounting model under IFRS 9 and to continue the adoption of the IAS 39 model;

•	not to restate the comparative periods in the year of initial application of the new standard.

At TIM Group level, IFRS 9 mainly impacts the determination of expected losses on trade receivables and other financial assets (change from the incurred loss model provided for by IAS 39 to the expected credit loss model).

TIM Group expects that the adoption of the new standard will have a non-significant negative impact on shareholders’ equity at the transition date, mainly due to higher impairment losses on trade receivables and other financial assets.

The estimates of the impacts on shareholders’ equity at the transition date are currently being defined.

The process of implementing the new accounting principle involves significant updates and changes on IT systems, modification and updating of control and compliance models and related processes. The impacts are based on the results of the analyses at the date of preparation of these financial statements and may change as the Group has not yet completed the specific project. Furthermore, the impacts at the transition date, which will affect the shareholders’ equity, are not indicative of future developments, as the business model and the contractual policies could change with consequent impacts on the financial statements.

IFRS 16 (Leases)

On October 31, 2017, Regulation EU 2017/1986 was issued, which endorsed IFRS 16 (Leases). IFRS 16 will replace IAS 17 (Leases) and the related Interpretations (IFRIC 4 Determining whether an arrangement contains a lease; SIC 15 Operating Leases-Incentives; SIC 27 Evaluating the substance of transactions in the legal form of a lease).

For passive lease contracts that meet the requirements of the new standard (which does not distinguish between operating and finance leases), IFRS 16 provides for the recording of a liability in the statement of financial position, equal to the present value of future lease payments, and a correspondent write-of-use asset.

IFRS 16 is applied retrospectively starting from January 1, 2019; TIM Group intends to apply the simplified retrospective approach with the recording, for leases previously classified - under IAS 17 - as operating leases, of the lease liability and the corresponding right-of-use asset measured at the present value of the remaining lease payments at the transition date.

The main impacts on the TIM Group consolidated financial statements, still under evaluation, are detailed as follows:

•	statement of financial position: higher non-current assets due to the recording of the “right-of-use assets” against higher financial lease liabilities;

•	separate income statement: different nature, qualification and classification of expenses (amortisation of the “right-of-use assets” and “finance expenses for interest” instead of “Rent and leases – fees for operating leases”, as per IAS 17) with a consequent positive impact on gross operating profitability. Furthermore, the combination of the straight-line amortisation of the “write-of-use asset” and the effective interest rate method applied to the lease payables entail, compared to IAS 17, higher expenses in the income statement in the first years of the lease contract and decreasing costs in the last years.

TIM Group Consolidated Financial Statements	Note 2 Accounting policies	126

NOTE 3

SCOPE OF CONSOLIDATION

INVESTMENTS IN CONSOLIDATED SUBSIDIARIES

Composition of the Group

TIM holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of the TIM Group”.

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2017 compared to December 31, 2016 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the TIM Group at December 31, 2017.

Subsidiaries exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Exit:
TIERRA ARGENTEA S.A.	Liquidated	Other Operations	May 2017
TELECOM ITALIA FINANCE IRELAND Limited	Liquidated	Other Operations	October 2017

Merger:
BEIGUA S.r.l.	Merged into Persidera S.p.A.	Domestic	July 2017
TI SPARKLE IRELAND TELECOMMUNICATIONS Limited	Merged into Telecom Italia Sparkle S.p.A.	Domestic	July 2017
OLIVETTI MULTISERVICES S.p.A.	Merged into TIM S.p.A.	Domestic	October 2017
TIM REAL ESTATE S.r.l.	Merged into TIM S.p.A.	Domestic	October 2017
TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	Merged into TI Sparkle Brasil Participações Ltda	Domestic	October 2017

TIM Group Consolidated Financial Statements	Note 3 Scope of consolidation	127

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	12/31/2017
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	22	44	66

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	19	—	19

Total companies	42	44	86

	12/31/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	48	73

joint ventures accounted for using the equity method	1	—	1

associates accounted for using the equity method	19	—	19

Total companies	45	48	93

Further details are provided in the Note “List of companies of the TIM Group”.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

At December 31, 2017, the TIM Group held investments in subsidiaries, with significant non-controlling interests, in relation to the TIM Brasil group.

The figures provided below, stated before the netting and elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value.

Tim Brasil group – Brazil Business Unit

Minority interests accounted at December 31, 2017 for 33.4% of the capital of Tim Participações, which in turn holds 100% of the capital of the operating companies Tim Celular S.A. and Tim S.A. (former Intelig Telecomunicações Ltda), coinciding with their corresponding voting rights.

TIM Group Consolidated Financial Statements	Note 3 Scope of consolidation	128

Financial Position Data Tim Brasil group

(millions of euros)	12/31/2017	12/31/2016
Non-current assets	6,819	7,822

Current assets	1,929	2,956

Total Assets	8,748	10,778

Non-current liabilities	1,703	2,726

Current liabilities	1,852	2,331

Total Liabilities	3,555	5,057

Equity	5,193	5,721

of which Non-controlling interests	1,556	1,705

Income statement Data Tim Brasil group

(millions of euros)	2017	2016
Revenues	4,502	4,047

Profit (loss) for the year	340	194

of which Non-controlling interests	114	65

Financial Data Tim Brasil group

In 2017, aggregate cash flows generated a negative amount of 744 million euros, essentially due to a negative exchange rate effect of 146 million euros, without which cash flow would have generated a negative 598 million euros. This included the 257 million euros payment to the consortium that is carrying out the clean up of the 700 MHz spectrum, which the Business Unit purchased the user rights to in 2014.

In 2016, aggregate cash flows generated a positive 58 million euros, due to a positive exchange rate effect of 311 million euros, without which cash flow would have generated a negative 253 million euros.

Lastly, again with reference to the Tim Brasil group and in line with the information given in the Report on Operations – Main risks and uncertainties Section, the main risk factors that could, even significantly, restrict the operations of the Tim Brasil group are listed below:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks;

•	Regulatory and Compliance risks.

TIM Group Consolidated Financial Statements	Note 3 Scope of consolidation	129

NOTE 4

GOODWILL

Goodwill shows the following breakdown and changes for 2016 and 2017:

(millions of euros)	12/31/2015	Reclassifications	Increase	Decrease	Impairments	Exchange differences	12/31/2016
Domestic	28,447	29	13				28,489

Core Domestic	28,035	29	13				28,077

International Wholesale	412						412

Brazil	907					216	1,123

Media	29	(29)					—

Other Operations	—						—

Total	29,383	—	13	—	—	216	29,612

(millions of euros)	12/31/2016	Reclassifications	Increase	Decrease	Impairments	Exchange differences	12/31/2017
Domestic	28,489						28,489

Core Domestic	28,077						28,077

International Wholesale	412						412

Brazil	1,123					(150)	973

Other Operations	—						—

Total	29,612	—	—	—	—	(150)	29,462

With regard to the acquisition of the company Noverca S.r.l. in October 2016, the goodwill provisionally recognized in 2016, amounting to 5 million euros, was confirmed following the completion of the price allocation process required by IFRS 3.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units – CGUs) to December 31, 2017 and 2016 can be summarized as follows:

	12/31/2017			12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Domestic	42,457	(13,968)	28,489	42,457	(13,968)	28,489

Core Domestic	42,045	(13,968)	28,077	42,045	(13,968)	28,077

International Wholesale	412	—	412	412	—	412

Brazil	1,204	(231)	973	1,389	(266)	1,123

Other Operations	—	—	—	—	—	—

Total	43,661	(14,199)	29,462	43,846	(14,234)	29,612

The figures for the Brazil CGU are stated in euros, converted at the spot exchange rate at the closing date of the financial statements; the carrying amount of goodwill for the CGU corresponds to 3,854 million reais.

Goodwill is not subject to amortization, but it is tested for impairment at least annually. Accordingly, in preparing the 2017 Annual Report, the TIM Group conducted impairment tests on the recoverability of the goodwill, in accordance with the procedure adopted by the Group. The results showed that the recoverable amount of the assets at December 31, 2017 was higher than the net carrying amount for all the CGUs.

Recoverability testing was conducted at two levels: at the first level, the recoverable amount was estimated for the assets assigned to the individual cash generating units to which goodwill is allocated; at the second level, the assets of the Group as a whole were considered.

TIM Group Consolidated Financial Statements	Note 4 Goodwill	130

With regard to the first level test, goodwill was allocated to the following cash generating units (or groups of units):

Segment	Cash Generating Units (or groups of units)
Domestic	Core Domestic

International Wholesale

Brazil	Tim Brasil

To measure the recoverable amount, value in use was used for the Core Domestic and International Wholesale CGUs, whereas for the Brazil CGU, fair value was used, based on market capitalization at the end of the reporting period.

The values used were expressed in the local currency, and hence in EUR for the Core Domestic and International Wholesale CGUs and BRL for the Brazil CGU. For the Brazil CGU, the recoverable amount of the assets was denominated in the functional currency and subsequently translated at the spot exchange rate at the reporting date.

Value in use estimates were made, in accordance with IAS 36 and with valuation principles and best practices, based on the expected cash flows in different scenarios. The various expected cash flows were then summarized into an average normal cash flow, determined with the aid of Experts (expert appraisers and industry experts) and based on the data from the 2018-2020 Industrial Plan approved by the Board of Directors. For the International Wholesale CGU, given that no additional risk factors are envisaged, the average expected cash flows coincided with Industrial Plan figures.

For the Core Domestic CGU, expected average cash flows were measured for the three years of the 2018-2020 Industrial Plan, plus an additional two years on the basis of extrapolated data, for which future cash flows were explicitly forecast for a period of five years (2018-2022). The extrapolation of data for 2021-2022 enabled market and competition trends that will become manifest beyond the time horizon of the 2018-2020 Industrial Plan to be captured.

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2022, adjusted as necessary to take into consideration a suitable level of long-term capital expenditure.

The Industrial Plan (2018-2020) incorporates valuations of risk factors and the actions adopted to mitigate them. In estimating future cash flows for the purposes of impairment testing, management, in collaboration with the Experts, decided to give a greater weighting to external data available and conduct additional challenges on specific risk factors by modifying the amount and/or distribution over time of future cash flows.

The cost of capital used to discount the future cash flows for estimating the value in use of the Core Domestic and International Wholesale CGUs was determined as follows:

•	it was estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	it was calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below, for each CGU, of the weighted average cost of capital (WACC rate) used to discount the future cash flows, and the equivalent rate before tax.

Details are also provided of the growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), expressed in nominal terms and related to the cash flows in their functional currency. Lastly, details are provided of the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

TIM Group Consolidated Financial Statements	Note 4 Goodwill	131

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

	Core Domestic	International Wholesale
WACC	6.39%	6.39%

WACC before tax	8.52%	8.31%

Growth rate beyond the explicit period (g)	0.5%	0.5%

Capitalization rate (WACC-g)	8.02%	7.81%

Capex/Revenues, % perpetual	19.26%	5.86%

The growth rates of the terminal value “g” of the Domestic segment were estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by analysts who monitor TIM shares.

Separate parameters for the various CGUs were also used to estimate the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, according to the phase of capital expenditure, competitive positioning and the technological infrastructure operated.

The difference between the recoverable amounts and the net carrying amounts of the CGUs considered totaled:

(millions of euros)	Core Domestic	International Wholesale	Brazil
Difference between values in use and net carrying amounts	+4,465	+56	+2,552

In estimating the recoverable amounts, simulations were conducted on the results with respect to changes in the relevant parameters. Details are provided below of the variables which, considered separately and taking the others as constant, are needed to make the recoverable amount of the respective CGUs equal to their net carrying amount.

PARAMETERS THAT MAKE THE VALUE IN USE EQUAL TO THE CARRYING AMOUNT

	Core Domestic	International Wholesale	Brazil
WACC before tax	9.26%	8.70%	—

Capitalization rate (WACC-g)	8.76%	8.20%	—

Capex/Revenues, % perpetual	23.08%	6.34%	—

Percentage change in the stock market price			-32%

In addition to average normal cash flows, to take into account the market operator’s perspective, sensitivity analyses were conducted on the risk factors identified with the Experts to determine the value in use of the Core Domestic CGU. The sensitivity analyses found that the recoverable amount was higher than the net carrying amount.

With regard to value testing at overall Group level, the sum of the recoverable amounts of all the CGUs was compared against the carrying amount of the net operating assets in the consolidated financial statements, after appropriate adjustments to take account of the cash flows of Central Functions not allocated to any CGU. No impairment losses were recorded at this additional level of impairment testing.

TIM Group Consolidated Financial Statements	Note 4 Goodwill	132

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 241 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2016
Industrial patents and intellectual property rights	2,070	990	(1,243)			206		435	2,458

Concessions, licenses, trademarks and similar rights	2,829	87	(393)			89		242	2,854

Other intangible assets	83	128	(107)			5			109

Work in progress and advance payments	1,498	436			(2)	198	73	(673)	1,530

Total	6,480	1,641	(1,743)	—	(2)	498	73	4	6,951

(millions of euros)	12/31/2016	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2017
Industrial patents and intellectual property rights	2,458	771	(1,263)			(147)		374	2,193

Concessions, licenses, trademarks and similar rights	2,854	140	(396)			(96)		248	2,750

Other intangible assets	109	157	(134)			(5)		7	134

Work in progress and advance payments	1,530	1,224		(30)		(143)	73	(539)	2,115

Total	6,951	2,292	(1,793)	(30)	—	(391)	73	90	7,192

Additions in 2017 included 272 million euros of internally generated assets (289 million euros in 2016). Further details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2017 consisted mainly of application software purchased outright and user licenses acquired, amortized over a period between 2 and 5 years. They mainly related to TIM S.p.A. (1,223 million euros) and to the Brazil Business Unit (944 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2017 mainly related to:

•	the remaining cost of telephone licenses and similar rights (1,689 million euros for TIM S.p.A., 464 million euros for the Brazil Business Unit),

•	Indefeasible Rights of Use - IRU (393 million euros), mainly relating to companies of the Telecom Italia Sparkle group - International Wholesale (290 million euros) and the Parent (103 million euros);

•	TV frequencies of the company Persidera in the Core Domestic segment (111 million euros). The user licenses for the frequencies used for digital terrestrial transmission will expire in 2032.

TIM Group Consolidated Financial Statements	Note 5 Intangible assets with a finite useful life	133

The net carrying amount of telephone licenses and similar rights (2,153 million euros) and their useful lives are detailed below:

Type	Net carrying amount at 12/31/2017 (millions of euros)	Useful life (years)	Amortization expense for 2017 (millions of euros)
TIM S.p.A.:
UMTS	537	18	134

UMTS 2100 MHz	30	12	7

WiMax	5	15	1

LTE 1800 MHz	103	18	9

LTE 800 MHz	720	17	60

LTE 2600 MHz	79	17	7

GSM (extension)	17	3	34

1452-1492 MHz band	198	14	16

Tim Brasil group:
GSM and 3G (UMTS)	165	15	53

4G (LTE - 700 MHz)	299	15	15

Other intangible assets at December 31, 2017 essentially consisted of capitalized mobile subscriber acquisition costs (SACs) of 110 million euros (78 million euros for the Parent and 32 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 12 or 36 months).

Work in progress and advance payments increased by 585 million euros. This item included the advance payment by TIM S.p.A. of 630 million euros for the extension of the user rights to the 900 MHz and 1800 MHz (GSM) bands, which will take effect from July 1, 2018 to December 31, 2029.

As reported, this item included a part of the user rights for the 700 MHz frequencies acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais (equal to around 1 billion euros). In 2017 part of the user rights, amounting to 251 million euros, came into operation and was consequently reclassified under the item “Concessions, licenses, trademarks and similar rights”.

Since more than 12 months are needed before the user rights can be used, the finance expenses directly attributable to rights have been capitalized since 2014. In 2017, the capitalized finance expenses totaled 73 million euros, at an annual interest rate of 9.48%. Expenses capitalized were deducted directly in the income statement from “Finance expenses - Interest expenses to banks”.

Finally, write-downs of software development projects that were discontinued by the Parent amounted to 30 million euros.

TIM Group Consolidated Financial Statements	Note 5 Intangible assets with a finite useful life	134

Amortization and impairment losses have been recorded in the income statement as components of EBIT.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2017 and 2016 can be summarized as follows:

	12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,241	(7)	(9,776)	2,458

Concessions, licenses, trademarks and similar rights	7,017	(306)	(3,857)	2,854

Other intangible assets	447	—	(338)	109

Work in progress and advance payments	1,532	(2)		1,530

Total intangible assets with a finite useful life	21,237	(315)	(13,971)	6,951

	12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,266	(7)	(10,066)	2,193

Concessions, licenses, trademarks and similar rights	7,044	(273)	(4,021)	2,750

Other intangible assets	522		(388)	134

Work in progress and advance payments	2,145	(30)		2,115

Total intangible assets with a finite useful life	21,977	(310)	(14,475)	7,192

In addition to the write-down of software projects under development, as reported above, the item “Industrial patents and intellectual property rights” included disposals related to the elimination or rewriting of software for applications and plant operation by the Parent, for a gross carrying amount of 519 million euros, while “Other intangible assets” included 62 million euros of gross disposals in relation to subscriber acquisition costs (SACs).

Impairment losses on “Concessions, licenses, trademarks and similar rights”, mainly relating to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the Telecom Italia Sparkle group. The change in the amount shown for 2017 compared to the previous year was essentially due to the translation into euros of accounts denominated in US dollars and to the disposal of some assets with a residual carrying amount of zero.

TIM Group Consolidated Financial Statements	Note 5 Intangible assets with a finite useful life	135

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 269 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2016
Land	171	21		(2)		2	11	203

Buildings (civil and industrial)	444	87	(48)		(1)	4	23	509

Plant and equipment	10,909	2,113	(2,170)		(17)	457	417	11,709

Manufacturing and distribution equipment	41	11	(15)				1	38

Other	378	93	(157)		(5)	28	54	391

Construction in progress and advance payments	716	824		(1)	(1)	54	(495)	1,097

Total	12,659	3,149	(2,390)	(3)	(24)	545	11	13,947

(millions of euros)	12/31/2016	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2017
Land	203	6				(2)	6	213

Buildings (civil and industrial)	509	10	(39)			(3)	11	488

Plant and equipment	11,709	2,601	(2,286)	(8)	(8)	(332)	373	12,049

Manufacturing and distribution equipment	38	12	(16)				2	36

Other	391	88	(159)		(2)	(18)	76	376

Construction in progress and advance payments	1,097	541		1	(1)	(41)	(543)	1,054

Total	13,947	3,258	(2,500)	(7)	(11)	(396)	(75)	14,216

Land comprises both built-up land and available land and is not subject to depreciation. The figure for December 31, 2017 refers primarily to TIM S.p.A. (178 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure for 2017 mainly refers to TIM S.p.A. (450 million euros).

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. The figure at December 31, 2017 was mainly attributable to TIM S.p.A. (9,183 million euros) and to companies of the Brazil Business Unit (2,059 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operation and maintenance of plants and equipment; the amount was essentially in line with the end of the prior year and primarily related to TIM S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2017 increased by 109 million euros compared to the previous year, driven mainly by higher capex in network innovation, and included 354 million euros of internally generated assets (350 million euros in 2016). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	136

Depreciation for the years 2017 and 2016 was calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	2–5.55%

Plant and equipment	3–50%

Manufacturing and distribution equipment	20%

Other	10–50%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2017 and 2016 can be summarized as follows:

	12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	207	(4)		203

Buildings (civil and industrial)	1,705	(1)	(1,195)	509

Plant and equipment	69,372	(67)	(57,596)	11,709

Manufacturing and distribution equipment	304	(1)	(265)	38

Other	4,010	(2)	(3,617)	391

Construction in progress and advance payments	1,098	(1)		1,097

Total	76,696	(76)	(62,673)	13,947

	12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	218	(5)		213

Buildings (civil and industrial)	1,717	—	(1,229)	488

Plant and equipment	68,964	(62)	(56,853)	12,049

Manufacturing and distribution equipment	310	(1)	(273)	36

Other	3,988	(2)	(3,610)	376

Construction in progress and advance payments	1,054	—		1,054

Total	76,251	(70)	(61,965)	14,216

Impairment losses on “Plant and equipment”, mainly relating to years prior to 2004, refer to the Telecom Italia Sparkle group.

With regard to the gross carrying amounts of tangible assets, in 2017 TIM S.p.A. carried out disposals for a total amount of 2,223 million euros, mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment for around 2,188 million euros.

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	137

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases decreased by 82 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Change in finance leasing contracts	Depreciation	Exchange differences	Other changes	12/31/2016
Land under lease	16						16

Buildings (civil and industrial)	1,880	23	70	(125)		(13)	1,835

Plant and equipment	284		28	(17)	69	1	365

Other	7		134	(16)			125

Construction in progress and advance payments	21	63				(12)	72

Total	2,208	86	232	(158)	69	(24)	2,413

(millions of euros)	12/31/2016	Additions	Change in finance leasing contracts	Depreciation	Exchange differences	Other changes	12/31/2017
Land under lease	16						16

Buildings (civil and industrial)	1,835	47	2	(130)		14	1,768

Plant and equipment	365	72	14	(21)	(43)	(34)	353

Other	125		52	(29)	(1)	(9)	138

Construction in progress and advance payments	72	32				(48)	56

Total	2,413	151	68	(180)	(44)	(77)	2,331

The additions consisted of the acquisition of IRU transmission capacity, due to full payment at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The changes in finance leasing contracts mainly related to TIM S.p.A. (54 million euros) and only for a residual amount to the Brazil Business Unit.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to TIM S.p.A..

Plant and equipment mainly includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased under finance leasing. Other changes include changes to the carrying amount deriving from revisions of estimates to take into account significant changes between estimated costs at the start of the contracts and the costs effectively incurred.

The item Other mainly comprises finance leases on vehicles. In 2017, 3,583 new leases on industrial vehicles were negotiated by the Parent, resulting in an impact on the balance sheet at December 31, 2017 of 52 million euros in terms of higher tangible assets and related payables for financial leases.

Depreciation and impairment losses have been recorded in the income statement as components of EBIT.

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	138

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2017 and 2016 can be summarized as follows:

	12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16			16

Buildings (civil and industrial)	3,330	(27)	(1,468)	1,835

Plant and equipment	394		(29)	365

Other	164		(39)	125

Construction in progress and advance payments	72			72

Total	3,976	(27)	(1,536)	2,413

	12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land under lease	16			16

Buildings (civil and industrial)	3,391	(27)	(1,596)	1,768

Plant and equipment	397		(44)	353

Other	200		(62)	138

Construction in progress and advance payments	56			56

Total	4,060	(27)	(1,702)	2,331

At December 31, 2017 and 2016, finance lease payments due in future years and their present value are as follows:

	12/31/2017		12/31/2016
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	271	234	298	230

From 2 to 5 years	1,031	691	1,088	707

Beyond 5 years	2,878	1,391	3,123	1,539

Total	4,180	2,316	4,509	2,476

(millions of euros)	12/31/2017	12/31/2016
Future net minimum lease payments	4,180	4,509

Interest portion	(1,864)	(2,033)

Present value of lease payments	2,316	2,476

Finance lease liabilities	2,430	2,636

Financial receivables for lease contracts	(114)	(160)

Total net finance lease liabilities	2,316	2,476

At December 31, 2017, adjustments to lease payments based on the ISTAT price index totaled 13 million euros (16 million euros at December 31, 2016) and related to TIM S.p.A..

TIM Group Consolidated Financial Statements	Note 6 Tangible assets (owned and under finance leases)	139

NOTE 7

INVESTMENTS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates and joint ventures accounted for using the equity method include:

(millions of euros)	12/31/2017	12/31/2016
Tiglio I	7	8

NordCom	5	5

W.A.Y.	3	3

Other	2	2

Total Associates	17	18

Alfiere	—	—

Total Joint Ventures	—	—

Total investments accounted for using the equity method	17	18

The changes in this item are broken down as follows:

(millions of euros)	12/31/2015	Additions	Disposals and reimbursements of capital	Valuation using equity method	12/31/2016
Tiglio I	8			—	8

Nordcom	4			1	5

W.A.Y.	3				3

Other	3			(1)	2

Total Associates	18	—	—	—	18

Alfiere	23			(23)	—

Total Joint Ventures	23	—	—	(23)	—

Total investments accounted for using the equity method	41	—	—	(23)	18

(millions of euros)	12/31/2016	Additions	Disposals and reimbursements of capital	Valuation using equity method	12/31/2017
Tiglio I	8			(1)	7

Nordcom	5				5

W.A.Y.	3				3

Other	2				2

Total Associates	18	—	—	(1)	17

Alfiere	—				—

Total Joint Ventures	—	—	—	—	—

Total investments accounted for using the equity method	18	—	—	(1)	17

The item joint ventures related to the investment in Alfiere S.p.A., a company that owns several buildings in the EUR area in Rome, whose value was essentially written down to nil in 2016.

The financial statements as at December 31, 2017 of Alfiere S.p.A. are currently not available. The main aggregated figures prepared in accordance with IFRS with regard to the portion attributable to the TIM Group show amounts referring the financial statements for 2016.

TIM Group Consolidated Financial Statements	Note 7 Investments	140

	2016
(millions of euros)	Alfiere S.p.A.	TIM Group portion (50%)
Non-current assets	157	78.5

Current assets	3	1.5

Total Assets	160	80

Non-current liabilities	149	74.5

Current liabilities	15	7.5

Total Liabilities	164	82

Equity	(4)	(2)

Total Liabilities and Equity	160	80

Profit (loss) for the year	(46)	(23)

The list of investments accounted for using the equity method is presented in the Note “List of companies of the TIM Group”.

Investments in associates accounted for using the equity method of the TIM Group are not material either individually or in aggregate form.

INVESTMENTS IN STRUCTURED ENTITIES

The TIM Group does not hold investments in structured entities.

OTHER INVESTMENTS

Other investments refer to the following:

(millions of euros)	12/31/2015	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2016
Assicurazioni Generali	3			(1)		2

Fin.Priv.	19			(2)		17

Northgate Telecom Innovations Partners L.P.	9	5				14

Other	14		(1)	—		13

Total	45	5	(1)	(3)	—	46

(millions of euros)	12/31/2016	Additions	Disposals and reimbursements of capital	Valuation at fair value	Other changes	12/31/2017
Assicurazioni Generali	2			1		3

Fin.Priv.	17			3		20

Northgate Comms Tech Innovations Partners L.P. (former Northgate Telecom Innovations Partners L.P.)	14	3				17

Other	13				(2)	11

Total	46	3	—	4	(2)	51

Other changes in 2017 included the write-down of a minor investment held.

In accordance with IAS 39, Other investments represent “Available-for-sale financial assets”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	Note 7 Investments	141

NOTE 8

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)		12/31/2017	12/31/2016
Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments		—	1

Receivables from employees		47	48

Financial receivables for lease contracts		69	101

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,495	2,497

Non-hedging derivatives		7	39

Other financial receivables		150	12

Total non-current financial assets	(a)	1,768	2,698

Current financial assets
Securities other than investments
Held for trading		—	140

Held-to-maturity		—	—

Available-for-sale		993	1,379

		993	1,519

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)		100	100

Receivables from employees		16	15

Financial receivables for lease contracts		45	59

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		260	185

Non-hedging derivatives		15	28

Other short-term financial receivables		1	2

		437	389

Cash and cash equivalents		3,575	3,964

Total current financial assets	(b)	5,005	5,872

Financial assets relating to Discontinued operations/Non-current assets held for sale	(c)	—	—

Total non-current and current financial assets	(a+b+c)	6,773	8,570

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which TIM is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services;

•	finance leases on user rights and equipment.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature mainly refer to the mark-to-market spot valuation component of the hedging derivatives, whereas Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.

The Non-hedging derivatives consist of the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

TIM Group Consolidated Financial Statements	Note 8 Financial assets (non-current and current)	142

Other non-current financial receivables refer to a 150 million euros deposit made with Deutsche Bank maturing in June 2019.

Securities other than investments, included in current assets and classified as available-for-sale due beyond three months, included:

•	800 million euros of listed securities, of which 276 million euros of Italian treasury bonds purchased respectively by TIM S.p.A. (256 million euros) and Telecom Italia Finance S.A. (20 million euros) and 524 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies in force;

•	193 million euros of investments in two monetary funds made by the Brazil Business Unit.

Liquid assets with banks, financial institutions and post offices (maturing after 3 months) consisted of two deposits of 50 million euros each with Bank of China and Banca Popolare di Sondrio, both maturing in April 2018.

Cash and cash equivalents fell by 389 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)	12/31/2017	12/31/2016
Liquid assets with banks, financial institutions and post offices	2,828	2,491

Checks, cash and other receivables and deposits for cash flexibility	2	1

Securities other than investments (due within 3 months)	745	1,472

Total	3,575	3,964

The different technical forms of investing available cash at December 31, 2017 had the following characteristics:

•	maturities: all deposits have a maximum maturity date of three months;

•	counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America;

•	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 744 million euros (1,471 million euros at December 31, 2016) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

TIM Group Consolidated Financial Statements	Note 8 Financial assets (non-current and current)	143

NOTE 9

MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 200 million euros compared to December 31, 2016. They included:

(millions of euros)	12/31/2017	Of which IAS 39 Financial Instruments	12/31/2016	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	704	371	763	399

Medium/long-term prepaid expenses	1,718		1,459

Total	2,422	371	2,222	399

Miscellaneous receivables and other non-current assets amounted to 2,422 million euros (2,222 million euros at December 31, 2016) and included income tax receivables of 96 million euros (113 million euros at December 31, 2016).

Miscellaneous receivables mainly related to the Brazil Business Unit (651 million euros; 696 million euros at December 31, 2016) and included receivables for court deposits of 349 million euros (382 million euros at December 31, 2016).

Medium/long-term prepaid expenses of 1,718 million euros (1,459 million euros as at December 31, 2016) mainly related to the deferral of costs associated with the activation and acquisition of telephone service contracts by the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	Note 9 Miscellaneous receivables and other non-current assets	144

NOTE 10

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

CURRENT INCOME TAX RECEIVABLES

Non-current and current income tax receivables at December 31, 2017 amounted to 173 million euros (207 million euros at December 31, 2016).

Specifically, they consisted of:

•	non-current income tax receivables of 96 million euros (113 million euros at December 31, 2016);

•	current income tax receivables of 77 million euros (94 million euros at December 31, 2016), mainly relating to companies belonging to the Brazil Business Unit (69 million euros) and to the Domestic Business Unit (5 million euros).

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance of 728 million euros at December 31, 2017 (584 million euros at December 31, 2016) breaks down as follows.

(millions of euros)	12/31/2017	12/31/2016
Deferred tax assets	993	877

Deferred tax liabilities	(265)	(293)

Total	728	584

Deferred tax assets mainly consisted of 939 million euros for the Domestic Business Unit (812 million euros at December 31, 2016).

Deferred tax liabilities mainly consisted of 174 million euros for Telecom Italia Capital (208 million euros at December 31, 2016), 54 million euros for the Domestic Business Unit (38 million euros at December 31, 2016) and 25 million euros for the Brazil Business Unit (32 million euros at December 31, 2016).

Since the presentation of deferred tax assets and liabilities in the financial statements takes into account the offsets by legal entity when applicable, the composition of the gross amounts before offsets is presented below:

(millions of euros)	12/31/2017	12/31/2016
Deferred tax assets	1,429	1,294

Deferred tax liabilities	(701)	(710)

Total	728	584

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	145

The temporary differences which made up this line item at December 31, 2017 and 2016, as well as the movements during 2017 were as follows:

(millions of euros)	12/31/2016	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	12/31/2017
Deferred tax assets:
Tax loss carryforwards	72	(33)		(7)	32

Derivatives	591	(7)	5		589

Provision for bad debts	154	(6)		(6)	142

Provisions	274	187		(9)	452

Taxed depreciation and amortization	101	5			106

Other deferred tax assets	102	(2)	(2)	10	108

Total	1,294	144	3	(12)	1,429

Deferred tax liabilities:
Derivatives	(411)	8	(21)	2	(422)

Business combinations - for step-up of net assets in excess of tax basis	(142)	5		6	(131)

Deferred gains	(4)	2			(2)

Accelerated depreciation	(28)	13		1	(14)

Other deferred tax liabilities	(125)	(22)		15	(132)

Total	(710)	6	(21)	24	(701)

Total Net deferred tax assets (liabilities)	584	150	(18)	12	728

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2017 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2017
Deferred tax assets	423	1,006	1,429

Deferred tax liabilities	(28)	(673)	(701)

Total Net deferred tax assets (liabilities)	395	333	728

At December 31, 2017, the TIM Group had unused tax loss carryforwards of 2,306 million euros, mainly relating to the Brazil Business Unit and the company Telecom Italia Finance, with the following expiration dates:

Year of expiration	(millions of euros)
2018	1

2019	—

2020	—

2021	—

2022	—

Expiration after 2022	8

Without expiration	2,297

Total unused tax loss carryforwards	2,306

Unused tax loss carryforwards considered in the calculation of deferred tax assets amounted to 91 million euros at December 31, 2017 (193 million euros at December 31, 2016) and mainly referred to the Brazil Business Unit. Deferred tax assets were recognized as it was considered probable that taxable income will be available in the future against which the tax losses can be utilized.

On the other hand, deferred tax assets of 647 million euros (733 million euros at December 31, 2016) were not recognized on 2,215 million euros of tax loss carryforwards since, at the reporting date, their recoverability was not considered probable.

At December 31, 2017, deferred tax liabilities were not recognized on approximately 0.9 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the TIM Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized, if these reserves are distributed, are in any case not significant.

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	146

CURRENT INCOME TAX PAYABLES

Income tax payables amounted to 157 million euros (703 million euros at December 31, 2016). They break down as follows:

(millions of euros)	12/31/2017	12/31/2016
Income tax payables:
non-current	45	66

current	112	637

Total	157	703

Specifically, the non-current portion, amounting to 45 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 112 million euros, related primarily to both the Domestic Business Unit (58 million euros) and to the Brazil Business Unit (53 million euros).

INCOME TAX EXPENSE

Income tax expense amounted to 490 million euros, down by 438 million euros on 2016 (928 million euros), mainly due to the lower taxable base of the Parent TIM S.p.A., which benefited from tax facilities under laws in force.

Income tax expense breaks down as follows:

(millions of euros)			2017	2016
Current taxes for the year			646	900

Net difference in prior year estimates			(6)	(54)

Total current taxes			640	846

Deferred taxes			(150)	34

Total taxes on continuing operations	(a	)	490	880

Total taxes on Discontinued operations/Non-current assets held for sale	(b	)	—	48

Total income tax expense for the year	(a+b	)	490	928

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	147

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (24%), and the effective tax expense for the years ended December 31, 2017 and 2016 is as follows:

(millions of euros)		2017	2016
Profit (loss) before tax from continuing operations		1,777	2,799

Theoretical income tax from continuing operations		426	770

Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable		3	17

Tax losses from prior years not recoverable (recoverable) in future years		(2)	(1)

Effect of change in IRES tax rate		—	25

IRES taxes for previous years		(26)	(38)

Brazil: different rate compared to theoretical rate in force in Italy		34	11

Brazil: incentive on investments in the north-east of the country		(31)	(31)

Other net differences, including tax facilities		(55)	(26)

Effective income tax recognized in income statement from continuing operations, excluding IRAP tax		349	727

IRAP tax		141	153

Total effective income tax recogni zed in income statement from continuing operations	(a)	490	880

Effective income tax recognized in income statement from Discontinued operations/Non-current assets held for sale	(b)	—	48

Total effective income tax recognized in income statement	(a)+(b)	490	928

For the analysis of the tax burden related to the Profit (loss) before tax from continuing operations, the impact of IRAP tax has not been taken into consideration in order to avoid any distorting effect, since that tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

TIM Group Consolidated Financial Statements	Note 10 Income tax expense (current and deferred)	148

NOTE 11

INVENTORIES

Inventories increased by 20 million euros compared to December 31, 2016 and consisted of the following:

(millions of euros)	12/31/2017	12/31/2016
Raw materials and supplies	1	1

Work in progress and semifinished products	3	3

Finished goods	286	266

Total	290	270

The inventories mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories, as well as office products, special printers and gaming terminals.

Inventories consisted of 259 million euros for the Domestic Business Unit (226 million euros at December 31, 2016) and 31 million euros for the Brazil Business Unit (42 million euros at December 31, 2016).

Inventories are stated net of a provision for bad debts of 13 million euros (27 million euros at December 31, 2016) and their reduction was mainly due to draw downs made by Olivetti.

NOTE 12

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased by 467 million euros compared to December 31, 2016 and were broken down as follows:

(millions of euros)	12/31/2017	Of which IAS 39 Financial Instruments	12/31/2016	Of which IAS 39 Financial Instruments
Amounts due on construction contracts	34		33

Trade receivables:
Receivables from customers	2,528	2,528	3,110	3,110

Receivables from other telecommunications operators	972	972	815	815

	3,500	3,500	3,925	3,925

Miscellaneous receivables and other current assets:
Other receivables	645	154	784	166

Trade and miscellaneous prepaid expenses	780	—	684	—

	1,425	154	1,468	166

Total	4,959	3,654	5,426	4,091

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	Note 12 Trade and miscellaneous receivables and other current assets	149

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2017 and December 31, 2016 was as follows:

				overdue:
(millions of euros)	12/31/2017	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	3,654	2,781	873	300	178	188	207

				overdue:
(millions of euros)	12/31/2016	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	4,091	3,109	982	373	162	186	261

Current receivables fell by 328 million euros compared to December 31, 2016; the decrease was essentially attributable to TIM S.p.A. and the Brazil Business Unit. For the Parent, the drop amounted to 122 million euros and was mainly driven by higher non-recourse disposals during the year. For the Brazil Business Unit, the drop amounted to 180 million euros and included a negative exchange difference of approximately 83 million euros.

Overdue receivables fell by 109 million euros compared to December 31, 2016. Specifically, the Brazil Business Unit reported a drop of 30 million euros, but this included a negative exchange difference of around 13 million euros, without which there would have been a reduction of around 17 million euros. The drop in overdue receivables was also driven by Olivetti S.p.A. in the “0–90 days” bracket and by TIM S.p.A. in the “More than 365 days” bracket.

The sharp drop in the “More than 365 days” bracket is mainly attributable to TIM S.p.A. (-53 million euros) and was positively driven by settlement agreements reached with other TLC operators and with the Government, as well as by the improvement in collections from Top customers.

Trade receivables amounted to 3,500 million euros (3,925 million euros at December 31, 2016) and are stated net of the provision for bad debts of 597 million euros (648 million euros at December 31, 2016). They included 43 million euros (82 million euros at December 31, 2016) of medium/long-term receivables, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Trade receivables mainly related to TIM S.p.A. (2,425 million euros) and to the Brazil Business Unit (646 million euros).

Movements in the provision for bad debts were as follows:

(millions of euros)	2017	2016
At January 1	648	614

Provision charges to the income statement	242	233

Utilization and decreases	(278)	(220)

Exchange differences and other changes	(15)	21

At December 31	597	648

The amount of the provision consisted of:

•	211 million euros (279 million euros at December 31, 2016) of specific write-downs, made by identifying the individual credit positions that have particular elements of risk;

•	386 million euros (369 million euros at December 31, 2016) of specific write-downs, made on the basis of the average of uncollected amounts, estimated per customer segment based on statistical indicators.

Other receivables amounted to 645 million euros (784 million euros at December 31, 2016) and were net of a provision for bad debts of 54 million euros (72 million euros at December 31, 2016). Details are as follows:

(millions of euros)	12/31/2017	12/31/2016
Advances to suppliers	69	41

Receivables from employees	12	26

Tax receivables	135	228

Receivables for grants from the government and public entities	207	242

Sundry receivables	222	247

Total	645	784

Tax receivables included, inter alia, 111 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 23 million euros relating to the Domestic Business Unit, partly represented by tax return credits, other tax credits, credits for taxes and accessory charges unduly collected by tax authorities and currently subject to litigation, and the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Italian Decree Law 258/2006, converted with amendments by Italian Law 278/2006.

TIM Group Consolidated Financial Statements	Note 12 Trade and miscellaneous receivables and other current assets	150

Receivables for grants from the government and public entities (207 million euros) referred mainly to the Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the income statement when the related plants become ready for use upon satisfaction of specific requirements for each band.

Sundry receivables mainly included:

•	receivables from other factoring companies for with-recourse disposals, totaling 60 million euros;

•	receivables from social security and assistance agencies due to TIM S.p.A. of 24 million euros;

•	miscellaneous receivables due to TIM S.p.A. from other licensed TLC operators of 45 million euros.

Trade and miscellaneous prepaid expenses mainly referred to the Parent, and specifically included 513 million euros for the deferral of costs attributable to the acquisition and activation of new contracts with customers (427 million euros as at December 31, 2016), 30 million euros for building leases (32 million euros as at December 31, 2016), 142 million euros for rent and maintenance payments (75 million euros as at December 31, 2016), and 7 million euros for insurance premiums (27 million euros as at December 31, 2016).

TIM Group Consolidated Financial Statements	Note 12 Trade and miscellaneous receivables and other current assets	151

NOTE 13

EQUITY

Equity consisted of:

(millions of euros)	12/31/2017	12/31/2016
Equity attributable to Owners of the Parent	21,557	21,207

Non-controlling interests	2,226	2,346

Total	23,783	23,553

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2017		12/31/2016
Share capital		11,587		11,587

Additional paid-in capital		2,094		2,094

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		7,876		7,526

Reserve for available-for-sale financial assets	42		39

Reserve for cash flow hedges	(582)		(551)

Reserve for exchange differences on translating foreign operations	(955)		(366)

Reserve for remeasurements of employee defined benefit plans (IAS 19)	(104)		(113)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	9,475		8,517

Total		21,557		21,207

Movements in Share Capital in 2017, amounting to 11,587 million euros, net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2016 and December 31, 2017

(number of shares)			at 12/31/2016	Share issues	at 12/31/2017	% of share capital
Ordinary shares issued	(a	)	15,203,122,583	—	15,203,122,583	71.61%

less: treasury shares	(b	)	(163,754,388)	—	(163,754,388)

Ordinary shares outstanding	(c	)	15,039,368,195	—	15,039,368,195

Savings shares issued and outstanding	(d	)	6,027,791,699	—	6,027,791,699	28.39%

Total TIM S.p.A. shares issued	(a+d	)	21,230,914,282	—	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding	(c+d	)	21,067,159,894	—	21,067,159,894

TIM Group Consolidated Financial Statements	Note 13 Equity	152

Reconciliation between the value of shares outstanding at December 31, 2016 and December 31, 2017

(millions of euros)			Share capital at 12/31/2016	Change in share capital	Share capital at 12/31/2017
Ordinary shares issued	(a	)	8,362	—	8,362

less: treasury shares	(b	)	(90)	—	(90)

Ordinary shares outstanding	(c	)	8,272	—	8,272

Savings shares issued and outstanding	(d	)	3,315	—	3,315

Total TIM S.p.A. share capital issued	(a+d	)	11,677	—	11,677

Total TIM S.p.A. share capital outstanding	(c+d	)	11,587	—	11,587

The total value of the ordinary treasury shares at December 31, 2017, amounting to 510 million euros, was recorded as follows: the part relating to accounting par value (90 million euros) was recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

•	SHARE CAPITAL INFORMATION

The TIM S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the TIM S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, when there is no profit or insufficient profit reported in the separate financial statements for the year to satisfy the rights of the savings shares, the shareholders’ meeting called to approve those separate financial statements may choose to satisfy the dividend right and/or the additional right by distributing available reserves. The distribution of available reserves for such payments excludes the application of the mechanism extending the right to the preferred dividend not paid through the distribution of profits for the following two years;

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask TIM S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

TIM Group Consolidated Financial Statements	Note 13 Equity	153

Additional paid-in capital, amounting to 2,094 million euros, was unchanged with respect to December 31, 2016.

Other reserves moved through the Statements of comprehensive income comprised:

•	The Reserve for available-for-sale financial assets, which had a positive balance of 42 million euros at December 31, 2017, showed an increase of 3 million euros compared to December 31, 2016. The increase was attributable to unrealized gains on the securities portfolio of Telecom Italia Finance (5 million euros), the negative fair value adjustment of other available-for-sale financial assets held by the Parent TIM (6 million euros), and unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. of the Parent TIM (4 million euros). This reserve is stated net of deferred tax liabilities of 11 million euros (at December 31, 2016, it was stated net of deferred tax liabilities of 13 million euros).

•	The Reserve for cash flow hedges, had a negative balance of 582 million euros at December 31, 2017, (negative 551 million euros at December 31, 2016). This reserve is stated net of deferred tax assets of 164 million euros (at December 31, 2016, it was stated net of deferred tax assets of 167 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•	The Reserve for exchange differences on translating foreign operations showed a negative balance of 955 million euros at December 31, 2017 (negative 366 million euros at December 31, 2016) and mainly related to exchange differences resulting from the translation into euros of the financial statements of companies belonging to the Brazil Business Unit (negative 969 million euros versus negative 414 million euros at December 31, 2016).

•	The Reserve for re-measurements of employee defined benefit plans, which had a negative balance of 104 million euros, rose by 9 million euros compared to December 31, 2016. This reserve is stated net of deferred tax assets of 26 million euros (at December 31, 2016, it was stated net of deferred tax assets of 27 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

•	The Share of other profits (losses) of associates and joint ventures accounted for using the equity method, was nil at both December 31, 2017 and at December 31, 2016.

Other sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year amounted to 9,475 million euros, showing an increase of 958 million euros, as detailed below:

(millions of euros)	2017	2016
Profit (loss) for the year attributable to Owners of the Parent	1,121	1,808

Dividends approved - TIM S.p.A.	(166)	(166)

Issue of equity instruments	(6)	1

Other changes	9	(16)

Change for the year in Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	958	1,627

TIM Group Consolidated Financial Statements	Note 13 Equity	154

Non-controlling interests amounted to 2,226 million euros, mainly relating to companies belonging to the Brazil Business Unit (1,556 million euros) and the company Inwit (609 million euros), showing a drop of 120 million euros compared to December 31, 2016, as detailed below:

(millions of euros)	2017	2016
Profit (loss) for the year attributable to Non-controlling interests	166	158

Group Company dividends paid to non-controlling shareholders	(64)	(38)

Changes in the Reserve for exchange differences on translating foreign operations	(236)	109

Disposal of the Sofora – Telecom Argentina group	—	(1,582)

Other changes	14	4

Change for the year in Equity attributable to Non-controlling interests	(120)	(1,349)

The Reserve for exchange differences on translating foreign operations attributable to non-controlling interests showed a negative balance of 471 million euros at December 31, 2017 (negative 235 million euros at December 31, 2016), relating entirely to exchange differences arising from the translation into euros of the financial statements of the companies belonging to the Brazil Business Unit.

•	POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

TIM Group Consolidated Financial Statements	Note 13 Equity	155

NOTE 14

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			12/31/2017	12/31/2016
Financial payables (medium/long-term):
Bonds			18,119	18,537

Convertible bonds			1,862	1,832

Amounts due to banks			3,798	5,461

Other financial payables			161	306

			23,940	26,136

Finance lease liabilities (medium/long-term)			2,249	2,444

Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,914	1,876

Non-hedging derivatives			5	13

Other liabilities			—	—

			1,919	1,889

Total non-current financial liabilities	(a	)	28,108	30,469

Financial payables (short-term):
Bonds			2,215	2,589

Convertible bonds			6	6

Amounts due to banks			2,183	1,072

Other financial payables			96	117

			4,500	3,784

Finance lease liabilities (short-term)			181	192

Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			71	69

Non-hedging derivatives			4	11

Other liabilities			—	—

			75	80

Total current financial liabilities	(b	)	4,756	4,056

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	—

Total Financial liabilities (Gross financial debt)	(a+b+c	)	32,864	34,525

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2017		12/31/2016
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,168	5,977	7,504	7,119

GBP	1,266	1,427	2,017	2,356

BRL	5,863	1,478	7,128	2,075

JPY	20,031	148	20,032	162

EURO		23,834		22,813

Total		32,864		34,525

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	156

The breakdown of gross financial debt by effective interest-rate bands applicable to the original transaction is provided below, excluding the effect of any derivative hedging instruments:

(millions of euros)	12/31/2017	12/31/2016
Up to 2.5%	5,005	5,041

From 2.5% to 5%	10,571	9,368

From 5% to 7.5%	11,265	12,629

From 7.5% to 10%	2,690	3,918

Over 10%	589	673

Accruals/deferrals, MTM and derivatives	2,744	2,896

Total	32,864	34,525

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2017	12/31/2016
Up to 2.5%	13,071	9,410

From 2.5% to 5%	6,631	7,775

From 5% to 7.5%	7,366	10,586

From 7.5% to 10%	1,849	1,430

Over 10%	1,203	2,428

Accruals/deferrals, MTM and derivatives	2,744	2,896

Total	32,864	34,525

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2018	2019	2020	2021	2022	After 2022	Total
Convertible bonds	1,739	2,424	1,267	564	3,087	12,694	21,775

Loans and other financial liabilities	1,264	1,731	603	628	714	243	5,183

Finance lease liabilities	138	114	113	113	83	1,826	2,387

Total	3,141	4,269	1,983	1,305	3,884	14,763	29,345

Current financial liabilities	982	—	—	—	—	—	982

Total	4,123	4,269	1,983	1,305	3,884	14,763	30,327

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	12/31/2017	12/31/2016
Non-current portion	18,119	18,537

Current portion	2,215	2,589

Total carrying amount	20,334	21,126

Fair value adjustment and measurements at amortized cost	(559)	(709)

Total nominal repayment amount	19,775	20,417

The convertible bonds consist of the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares, maturing in 2022.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	157

This item was broken down as follows:

(millions of euros)	12/31/2017	12/31/2016
Non-current portion	1,862	1,832

Current portion	6	6

Total carrying amount	1,868	1,838

Fair value adjustment and measurements at amortized cost	132	162

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of bonds and convertible bonds totaled 21,775 million euros, down by 642 million euros compared to December 31, 2016 (22,417 million euros) as a result of new issues, repayments and the exchange effect in 2017.

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/17 (%)	Market value at 12/31/17 (millions of euros)
Bonds issued by TIM S.p.A.
Euro	592.9	593	4.750%	5/25/11	5/25/18	99.889	101.905	604

Euro	581.9	582	6.125%	6/15/12	12/14/18	99.737	105.768	615

Euro	832.4	832	5.375%	1/29/04	1/29/19	99.070	105.653	879

GBP	850	958	6.375%	6/24/04	6/24/19	98.850	107.457	1,029

Euro	719.5	719	4.000%	12/21/12	1/21/20	99.184	107.671	775

Euro	547.5	547	4.875%	9/25/13	9/25/20	98.966	112.218	614

Euro	563.6	564	4.500%	1/23/14	1/25/21	99.447	112.283	633

Euro	(b) 203.5	204	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	204

Euro	883.9	884	5.250%	2/10/10	2/10/22	99.295	117.798	1,041

Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	100.347	2,007

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	109.909	1,099

GBP	375	423	5.875%	5/19/06	5/19/23	99.622	117.038	495

Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	105.789	1,058

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	111.698	838

USD	1,500	1,251	5.303%	5/30/14	5/30/24	100	107.369	1,343

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	107.199	1,072

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	112.068	1,121

Euro	1,250	1,250	2.375%	10/12/17	10/12/27	99.185	100.079	1,251

Euro	670	670	5.250%	3/17/05	3/17/55	99.667	117.022	784

Subtotal		16,227						17,462

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	154.113	1,564

Subtotal		1,015						1,564

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.

USD	(d) 676.6	564	6.999%	6/4/08	6/4/18	100	101.673	574

USD	(d) 759.7	633	7.175%	6/18/09	6/18/19	100	106.399	674

USD	1,000	834	6.375%	10/29/03	11/15/33	99.558	116.568	972

USD	1,000	834	6.000%	10/6/04	9/30/34	99.081	111.781	932

USD	1,000	834	7.200%	7/18/06	7/18/36	99.440	124.700	1,040

USD	1,000	834	7.721%	6/4/08	6/4/38	100	129.801	1,082

Subtotal		4,533						5,274

Total		21,775						24,300

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.
(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

The regulations and the Offering Circulars relating to the bonds of the TIM Group are available on the corporate website www.telecomitalia.com.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	158

The following table lists the changes in bonds during 2017:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

Telecom Italia S.p.A. 1,250 million euros 2.375% maturing 10/12/2027	Euro	1,250	10/12/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017

Telecom Italia S.p.A. 750 million British pounds 7.375%	GBP	750	12/15/2017

•	Net of buybacks by the Company of 455 million euros during 2015.

•	Net of buybacks by the Company of 372 million euros during 2015.

Medium/long-term amounts due to banks of 3,798 million euros (5,461 million euros at December 31, 2016) decreased by 1,663 million euros. Short-term amounts due to banks totaled 2,183 million euros (1,072 million euros at December 31, 2016) and included 1,282 million euros of the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables, amounting to 161 million euros (306 million euros at December 31, 2016), decreased by 145 million euros (following the early repayment on April 10, 2017 of the 100 million euro bilateral term loan with Cassa Depositi e Prestiti maturing April 2019) and included 144 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen maturing in 2029. Short-term other financial payables amounted to 96 million euros (117 million euros at December 31, 2016) and included 14 million euros of the current portion of medium/long-term other financial payables.

Medium/long-term finance lease liabilities totaled 2,249 million euros (2,444 million euros at December 31, 2016) and mainly related to property leases recognized under IAS 17 using the financial method. Short-term finance lease liabilities amounted to 181 million euros (192 million euros at December 31, 2016) and referred to the current portion of medium/long-term finance lease liabilities.

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,914 million euros (1,876 million euros at December 31, 2016). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 71 million euros (69 million euros at December 31, 2016).

Non-hedging derivatives classified as non-current financial liabilities totaled 5 million euros (13 million euros at December 31, 2016). Non-hedging derivatives classified as non-current financial liabilities totaled 4 million euros (11 million euros at December 31, 2016). These also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT DECEMBER 31, 2017

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(18). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to loans taken out by TIM S.p.A. with the European Investment Bank (EIB), at December 31, 2017, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

(18)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., the EIB loans and the bilateral credit line with Mediobanca, as further detailed below.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	159

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to non-subsidiary third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as at December 31, 2017, no covenant, negative pledge or other clause relating to the debt position, had in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2017:

	12/31/2017		12/31/2016
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

At December 31, 2017, TIM had two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020, respectively, both not yet drawn down. On January 16, 2018, the two Revolving Credit Facilities were closed and replaced by a new Revolving Credit Facility for a total of 5 billion euros, expiring in 5 years.

TIM also has:

•	a bilateral Term Loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca, respectively for 134 million euros expiring in November 2019 and 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna for 250 million euros, drawn down for the full amount and repaid in full at the expiry date on February 15, 2018;

•	an overdraft facility with Intesa Sanpaolo expiring December 2018 for 200 million euros, drawn down for the full amount;

•	a bilateral term loan with Intesa Sanpaolo for 2 billion euros expiring December 2018, unused.

On December 21, 2017, TIM S.p.A. notified Mediobanca of its decision to exercise the early repayment option on the 150 million euro bilateral term loan expiring July 2020, with the full repayment of the residual principal of 75 million euros on January 3, 2018.

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	160

On January 16, 2018, TIM S.p.A. exercised the early repayment option on the 2 billion euro bilateral Term Loan with Intesa Sanpaolo expiring December 2018, with repayment made on January 17, 2018.

TIM’S RATING AT DECEMBER 31, 2017

At December 31, 2017, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

TIM Group Consolidated Financial Statements	Note 14 Financial liabilities (non-current and current)	161

NOTE 15

NET FINANCIAL DEBT

The following table shows the net financial debt at December 31, 2017 and December 31, 2016, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of the net financial debt determined according to the criteria indicated by the ESMA and net financial debt calculated according to the criteria of the TIM Group.

(millions of euros)			12/31/2017	12/31/2016
Non-current financial liabilities			28,108	30,469

Current financial liabilities			4,756	4,056

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—
Total Gross financial debt	(a	)	32,864	34,525

Non-current financial assets (°)

Non-current financial receivables for lease contract			(69)	(101)

Non-current hedging derivatives			(1,495)	(2,497)

	(b	)	(1,564)	(2,598)

Current financial assets
Securities other than investments			(993)	(1,519)

Financial receivables and other current financial assets			(437)	(389)

Cash and cash equivalents			(3,575)	(3,964)

Financial assets relating to Discontinued operations/Non-current assets held for sale			—	—

	(c	)	(5,005)	(5,872)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	26,295	26,055

Non-current financial assets (°)
Securities other than investments			—	(1)

Other financial receivables and other non-current financial assets			(204)	(99)

	(e	)	(204)	(100)

Net financial debt(*)	(f=d+e	)	26,091	25,955

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(783)	(836)

Adjusted net financial debt	(f+g	)	25,308	25,119

(°)	At December 31, 2017 and at December 31, 2016, “Non-current financial assets” (b+e) amounted to 1,768 million euros and 2,698 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions and direction and coordination activity”.

TIM Group Consolidated Financial Statements	Note 15 Net financial debt	162

The following additional disclosures are provided in accordance with IAS 7:

Additional cash flow information required by IAS 7

				Cash movements		Non-cash movements
(millions of euros)			12/31/2016	Receipts and/or issues	Payments and/or reimbursements	Differences exchange rates	Fair value changes	Other changes	12/31/2017
Financial payables (medium/long-term):
Bonds			21,126	2,250	(2,023)	(873)	(107)	(39)	20,334

Convertible bonds			1,838					30	1,868

Amounts due to banks			6,038	324	(1,145)	(219)		82	5,080

Other financial payables			319		(111)	(18)		(15)	175

	(a	)	29,321	2,574	(3,279)	(1,110)	(107)	58	27,457

of which short-term			3,185		(3,258)	(153)	(25)	3,768	3,517

Finance lease liabilities (medium/long-term):			2,636	56	(147)	(65)		(50)	2,430

	(b	)	2,636	56	(147)	(65)	—	(50)	2,430

of which short-term			192		(147)	(4)		140	181

Other financial liabilities (medium/long-term):
Hedging derivative liabilities relating to hedged items classified as non-current assets/liabilities of a financial nature			1,945			165	(128)	3	1,985

Non-hedging derivatives			24			(9)	—	(6)	9

Other liabilities			—						—

	(c	)	1,969	—	—	156	(128)	(3)	1,994

of which short-term			80			(4)	(2)	1	75

Financial payables (short-term):
Amounts due to banks			495					406	901

Other financial payables			104					(22)	82

	(d	)	599	—	—	—	—	384	983

Total Financial liabilities (Gross financial debt)
	(e=a+b+c+d	)	34,525	2,630	(3,426)	(1,019)	(235)	389	32,864

Hedging derivative receivables relating to hedged items classified as current and non-current assets/liabilities of a financial nature	(f	)	2,682			(768)	(180)	21	1,755

Non-hedging derivative receivables	(g	)	67			(42)	(3)		22

Total	(h=e-f-g	)	31,776	2,630	(3,426)	(209)	(52)	368	31,087

TIM Group Consolidated Financial Statements	Note 15 Net financial debt	163

NOTE 16

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF THE TIM GROUP

The TIM Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of non-fulfillment of obligations undertaken by the counterparty with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the establishment, at central level, of guidelines for directing operations;

•	the work of an internal committee that monitors the level of exposure to market risks in accordance with preestablished general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach preestablished objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the TIM Group are described below.

IDENTIFICATION OF RISKS AND ANALYSIS

The TIM Group is exposed to market risks, as a result of changes in interest rates and exchange rates, in the markets in which it operates or has bond issues, mainly in Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the TIM Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that set composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been set, on the basis of the nominal amount, in the range 65%-75% for the fixed-rate component and 25%-35% for the variable-rate component.

In managing market risk, the Group has adopted Guidelines on “Management and control of financial risk” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS), to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed and variable;

•	Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards, to convert loans and bonds issued in currencies other than euro – principally in US dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparties with at least a “BBB-” rating from Standard & Poor’s or an equivalent rating, and an outlook that is not negative. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2017;

•	the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•	in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•	the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly, they are included in this analysis;

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	164

•	the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At December 31, 2017 (and also at December 31, 2016), the exchange rate risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. Accordingly, a sensitivity analysis was not performed on exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•	with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•	if at December 31, 2017 the interest rates in the various markets in which the TIM Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the income tax effect, would have been recognized in the income statement of 50 million euros (50 million euros at December 31, 2016).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits), has been considered in the category of variable rate.

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	165

Total Financial liabilities (at the nominal repayment amount)

	12/31/2017			12/31/2016
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	17,237	4,538	21,775	17,978	4,439	22,417

Loans and other financial liabilities	3,689	3,881	7,570	3,588	4,505	8,093

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	20,926	8,419	29,345	21,566	8,944	30,510

Total current financial liabilities (*)	282	700	982	221	375	596

Total	21,208	9,119	30,327	21,787	9,319	31,106

(*)	At December 31, 2017, variable-rate current liabilities included 38 million euros of payables to other lenders for installments paid in advance, which are classified in this line item even though they are not correlated to a definite rate parameter (83 million euros at December 31, 2016).

Total Financial assets (at the nominal investment amount)

	12/31/2017			12/31/2016
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	2,930	2,930	—	2,592	2,592

Securities	623	1,100	1,723	1,390	1,586	2,976

Other receivables	927	79	1,006	1,531	167	1,698

Total	1,550	4,109	5,659	2,921	4,345	7,266

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2017		12/31/2016
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	21,521	4.96	22,141	5.44

Loans and other financial liabilities	8,599	3.59	9,487	3.88

Total	30,120	4.57	31,628	4.97

Total Financial assets

	12/31/2017		12/31/2016
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	2,930	0.05	2,592	0.05

Securities	1,723	4.07	2,976	7.17

Other receivables	326	2.03	230	5.23

Total	4,979	1.57	5,798	3.91

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	166

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

CREDIT RISK

Exposure to credit risk for the TIM Group consists of possible losses that could arise from the failure of either commercial or financial counterparties to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The TIM Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables, the Group also makes use of factoring, mainly on a “non-recourse” basis.

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources;

•	bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of medium term liquidity, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading banking and financial institutions rated no lower than “investment grade”. Investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on “Management and control of financial risk”.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

LIQUIDITY RISK

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

14% of gross financial debt at December 31, 2017 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2017, together with unused committed bank lines, are sufficient to fully cover the Group’s financial liabilities due at least for the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2017. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	167

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2018	2019	2020	2021	2022	After 2022	Total
Convertible bonds	Principal	1,739	2,424	1,267	564	3,087	12,694	21,775

	Interest portion	1,022	899	764	708	671	5,669	9,733

Loans and other financial liabilities	Principal	1,264	1,731	603	628	714	243	5,183

	Interest portion	37	(21)	(26)	(53)	(74)	(681)	(818)

Finance lease liabilities	Principal	138	114	113	113	83	1,826	2,387

	Interest portion	158	127	120	112	105	1,196	1,818

Non-current financial liabilities (*)	Principal	3,141	4,269	1,983	1,305	3,884	14,763	29,345

	Interest portion	1,217	1,005	858	767	702	6,184	10,733

Current financial liabilities	Principal	982	—	—	—	—	—	982

	Interest portion	3	—	—	—	—	—	3

Total Financial liabilities	Principal	4,123	4,269	1,983	1,305	3,884	14,763	30,327

	Interest portion	1,220	1,005	858	767	702	6,184	10,736

(*)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2018	2019	2020	2021	2022	After 2022	Total
Disbursements	414	342	296	295	295	2,613	4,255

Receipts	(520)	(473)	(400)	(400)	(399)	(3,451)	(5,643)

Hedging derivatives – net (receipts) disbursements	(106)	(131)	(104)	(105)	(104)	(838)	(1,388)

Disbursements	58	38	23	12	12	16	159

Receipts	(62)	(38)	(19)	(11)	(10)	(15)	(155)

Non-Hedging derivatives – net (receipts) disbursements	(4)	—	4	1	2	1	4

Total net receipts (disbursements)	(110)	(131)	(100)	(104)	(102)	(837)	(1,384)

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the TIM Group uses various valuation models.

The mark-to-market calculation is determined by the present value discounting of the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, on the other hand, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs involve the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

TIM Group Consolidated Financial Statements	Note 16 Financial risk management	168

NOTE 17

DERIVATIVES

Derivative financial instruments are used by the TIM Group to hedge its exposure to foreign exchange rate risk, to manage interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments in place at December 31, 2017 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), currency forwards and foreign exchange options to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following table shows the derivative financial instruments of the TIM Group at December 31, 2017 and at December 31, 2016, by type (for cross currency and interest rate swaps the notional amount refers to the synthetic coverage):

Type (millions of euros)	Hedged risk	Notional amount at 12/31/2017	Notional amount at 12/31/2016	Spot (*) Mark-to- Market (Clean Price) at 12/31/2017	Spot Mark-to- Market* (Clean Price) at 12/31/2016
Interest rate swaps	Interest rate risk	4,334	3,334	2	42

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	—	851	0	46

Total Fair Value Hedge Derivatives		4,334	4,185	2	88

Interest rate swaps	Interest rate risk	—	—	0	—

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	7,100	7,952	(325)	551

Total Cash Flow Hedge Derivatives		7,100	7,952	(325)	551

Total Non-Hedge Accounting Derivatives		213	484	15	51

Total TIM Group derivatives		11,647	12,621	(308)	690

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The hedging of cash flows by cash flow hedges was considered highly effective and at December 31, 2017 led to:

•	recognition in equity of unrealized losses of 28 million euros;

•	reversal from equity to the income statement of net expenses from exchange rate adjustments of 985 million euros.

TIM Group Consolidated Financial Statements	Note 17 Derivatives	169

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan-18	Jun-19	6.375%	Annually
GBP	375	Jan-18	May-23	5.875%	Annually
USD	186	Jan-18	Oct-29	5.45%	Semiannually
USD	1,000	Jan-18	Nov-33	6.375%	Semiannually
USD	1,000	Jan-18	July-36	7.20%	Semiannually
USD	677	Jan-18	Jun-18	6.999%	Semiannually
USD	1,000	Jan-18	Jun-38	7.721%	Semiannually
USD	760	Jan-18	Jun-19	7.175%	Semiannually
USD	1,000	Jan-18	Sept-34	6%	Semiannually
USD	1,500	Jan-18	May-24	5.303%	Semiannually
USD	186	Jan-18	Oct-29	0.75%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives and fair value hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2017 was negative by 23 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

TIM Group Consolidated Financial Statements	Note 17 Derivatives	170

NOTE 18

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and the fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of the TIM Group consist of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that, due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Financial Liabilities (non-current and current)”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2017;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces the followings levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables provide, for assets and liabilities at December 31, 2017 and December 31, 2016 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	171

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2017

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
ASSETS
Loans and Receivables	LaR		7,914	7,913	1						7,914

Non-current assets
• Receivables from employees		8)	47	47

• Other financial receivables		8)	150	150

• Miscellaneous receivables (non-current)		9)	371	370	1

Current assets
• Receivables from employees		8)	16	16

• Other short-term financial receivables		8)	101	101

• Cash and cash equivalents		8)	3,575	3,575

• Trade receivables		12)	3,500	3,500

• Other receivables (current)		12)	154	154

Available-for-Sale financial assets	AfS		1,044		28	1,016					1,044

Non-current assets
• Other investments		7)	51		28	23		3	20

• Securities other than investments		8)	—			—		—

Current assets
• Securities other than investments available-for-sale		8)	993			993		993

Financial assets at fair value through profit or loss held for trading	FAHfT		22				22				22

Non-current assets
• Non-hedging derivatives		8)	7				7		7

Current assets
• Non-hedging derivatives		8)	15				15		15

• Securities other than investments held for trading		8)	—				—	—

Hedging Derivatives	HD		1,755			1,713	42				1,755

Non-current assets
• Hedging derivatives		8)	1,495			1,474	21		1,495

Current assets
• Hedging derivatives		8)	260			239	21		260

Financial receivables for lease contracts	n.a.		114							114	114

Non-current assets		8)	69							69

Current assets		8)	45							45

Total			10,849	7,913	29	2,729	64	996	1,797	114	10,849

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	172

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		33,355	33,355							36,023

Non-current liabilities
• Financial payables (medium/long- term)		14)	23,940	23,940							—

Current liabilities
• Financial payables (short term)		14)	4,500	4,500							—

• Trade and miscellaneous payables and other current liabilities		22)	4,915	4,915

Financial liabilities at fair value through profit or loss held for trading	FLHfT		9				9				9

Non-current liabilities
• Non-hedging derivatives		14)	5				5		5

Current liabilities
• Non-hedging derivatives		14)	4				4		4

Hedging Derivatives	HD		1,985			1,966	19				1,985

Non-current liabilities
• Hedging derivatives		14)	1,914			1,895	19		1,914

Current liabilities
• Hedging derivatives		14)	71			71	—		71

Finance lease liabilities	n.a.		2,430							2,430	3,604

Non-current liabilities		14)	2,249							2,249

Current liabilities		14)	181							181

Total			37,779	33,355	—	1,966	28	—	1,994	2,430	41,621

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	173

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2016

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
ASSETS
Loans and Receivables	LaR		8,631	8,629	2						8,631

Non-current assets
• Receivables from employees		8)	48	48

• Other financial receivables		8)	12	12

• Miscellaneous receivables (non-current)		9)	399	397	2

Current assets
• Receivables from employees		8)	15	15

• Other short-term financial receivables		8)	102	102

• Cash and cash equivalents		8)	3,964	3,964

• Trade receivables		12)	3,925	3,925

• Other receivables (current)		12)	166	166

Available-for-Sale financial assets	AfS		1,426		27	1,399					1,426

Non-current assets
• Other investments		7)	46		27	19		2	17

• Securities other than investments		8)	1			1		1

Current assets
• Securities other than investments available-for-sale		8)	1,379			1,379		1,379

Financial assets at fair value through profit or loss held for trading	FAHfT		207				207				207

Non-current assets
• Non-hedging derivatives		8)	39				39		39

Current assets
• Non-hedging derivatives		8)	28				28		28

• Securities other than investments held for trading		8)	140				140	140

Hedging Derivatives	HD		2,682			2,578	104				2,682

Non-current assets
• Hedging derivatives		8)	2,497			2,454	43		2,497

Current assets
• Hedging derivatives		8)	185			124	61		185

Financial receivables for lease contracts	n.a.		160							160	160

Non-current assets		8)	101							101

Current assets		8)	59							59

Total			13,106	8,629	29	3,977	311	1,522	2,766	160	13,106

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	174

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories		Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
LIABILITIES

Financial Liabilities at Amortized Cost	FLAC/HD		35,259	35,259							35,517

Non-current liabilities

• Financial payables (medium/long- term)		14)	26,136	26,136							—

Current liabilities
• Financial payables (short term)		14)	3,784	3,784							—

• Trade and miscellaneous payables and other current liabilities		22)	5,339	5,339

Financial liabilities at fair value through profit or loss held for trading	FLHfT		24				24				24

Non-current liabilities

• Non-hedging derivatives		14)	13				13		13

Current liabilities

• Non-hedging derivatives		14)	11				11		11

Hedging Derivatives	HD		1,945			1,943	2				1,945

Non-current liabilities

• Hedging derivatives		14)	1,876			1,874	2		1,876

Current liabilities

• Hedging derivatives		14)	69			69	—		69

Finance lease liabilities	n.a.		2,636							2,636	3,921

Non-current liabilities		14)	2,444							2,444

Current liabilities		14)	192							192

Total			39,864	35,259	—	1,943	26	—	1,969	2,636	41,407

Gains and losses by IAS 39 category - Year 2017

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2017 (1)	of which interest
Loans and Receivables	LaR	(356)	118

Available-for-Sale financial assets	AfS	8

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(19)

Financial Liabilities at Amortized Cost	FLAC	(1,338)	1,376

Total		(1,705)	1,494

•	Of which 2 million euros for fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	175

Gains and losses by IAS 39 category - Year 2016

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2016 (1)	of which interest
Loans and Receivables	LaR	(258)	139

Available-for-Sale financial assets	AfS	12

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	456

Financial Liabilities at Amortized Cost	FLAC	(1,454)	1,481

Total		(1,244)	1,620

•	Of which 2 million euros for fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

TIM Group Consolidated Financial Statements	Note 18 Supplementary disclosures on financial instruments	176

NOTE 19

EMPLOYEE BENEFITS

Employee benefits rose by 448 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)			12/31/2015	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2016
Provision for employee severance indemnities	(a	)	1,018	49	(59)	1	1,009

Provision for pension and other plans			23	7	(2)	—	28

Provision for termination benefit incentives and corporate restructuring			413	101	(160)	(6)	348

Total other provisions for employee benefits	(b	)	436	108	(162)	(6)	376

Total	(a+b	)	1,454	157	(221)	(5)	1,385

of which:
non-current portion			1,420				1,355

current portion (*)			34				30

(*)	The current portion refers only to Other provisions for employee benefits.

(millions of euros)			12/31/2016	Increases/ Present value	Decrease	Exchange differences and other changes	12/31/2017
Provision for employee severance indemnities	(a	)	1,009	—	(51)	—	958

Provision for pension and other plans			28	(2)	(1)	(3)	22

Provision for termination benefit incentives and corporate restructuring			348	689	(177)	(7)	853

Total other provisions for employee benefits	(b	)	376	687	(178)	(10)	875

Total	(a+b	)	1,385	687	(229)	(10)	1,833

of which:

non-current portion			1,355				1,736

current portion (*)			30				97

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 51 million euros due to draw downs in the year for termination benefits paid and advance payments. “Increases/Present value” showed a nil balance from the net effect of the following factors:

(millions of euros)	2017	2016
(Positive)/negative effect of curtailment	(6)	—

Current service cost (*)	—	—

Finance expenses	14	16

Net actuarial (gains) losses for the year	(8)	33

Total	—	49

Effective return on plan assets	there are no assets servicing the plan

(*)	Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the accruals of companies with less than 50 employees, amounting to 0.3 million euros in 2017 (essentially unchanged compared to 2016).

Curtailment had a positive effect due to the updating of actuarial forecasts following the commencement by the Parent, between the end of 2017 and the beginning of 2018, of the corporate restructuring plan (further details are provided in the Note “Employee benefits expenses”).

TIM Group Consolidated Financial Statements	Note 19 Employee benefits	177

The net actuarial gains recognized at December 31, 2017, totaling 8 million euros (net actuarial losses of 33 million euros for 2016), essentially related to the change in the discount rate to 1.30% (1.31% at December 31, 2016) while the inflation rate remained unchanged (1.5% for the entire time horizon).

According to national law, the amount of provision for employee severance indemnities to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. The liability is recognized net of the partial prepayments of the fund and the payments of the amounts obtained by employees for the reasons permitted by the applicable regulations.

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “defined contribution plan”.

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19 (2011), the provision has been recognized as a “defined benefit plan”.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date – only for employees of companies with less than 50 employees during the year 2006;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate	1.50% per annum	1.50% per annum
Discount rate	1.30% per annum	1.30% per annum
Employee severance indemnities annual increase rate	2.625% per annum	2.625% per annum
Annual real wage growth:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

TIM Group Consolidated Financial Statements	Note 19 Employee benefits	178

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation:
up to 40 years of age	6.50%	1.00%
From 41 to 50 years of age	2.00%	0.50%
From 51 to 59 years of age	2.00%	0.50%
From 60 to 64 years of age	20.00%	6.50%
Over 65 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Italian Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5% per annum	1.5% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2017 of 958 million euros (1,009 million euros at the end of 2016).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 10.9 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+0.25 p.p.	(2)

- 0.25 p.p.	2

Annual inflation rate:
+0.25 p.p.	17

- 0.25 p.p.	(17)

Annual discount rate:
+0.25 p.p.	(23)

- 0.25 p.p.	24

The Provision for pension and other plans amounted to 22 million euros at December 31, 2017 (28 million euros at December 31, 2016) and mainly represented pension plans in place at foreign companies of the Group.

The provision for termination benefit incentives and corporate restructuring increased by a total of 505 million euros, essentially reflecting the balance of the provisions for the effects of starting the new corporate restructuring plan (689 million euros) and drawdowns for terminations under the previous plan (-177 million euros). More details are provided in the Note “Employee benefits expenses”.

TIM Group Consolidated Financial Statements	Note 19 Employee benefits	179

NOTE 20

PROVISIONS

Provisions increased by 133 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)	12/31/2016	Increase	Taken to income	Used directly	Exchange differences and other changes	12/31/2017
Provision for taxation and tax risks	119	18	—	(31)	(13)	93

Provision for restoration costs	326	28	—	(4)	—	350

Provision for legal disputes	457	260	(1)	(107)	(4)	605

Provision for commercial risks	46	6	—	(18)	(6)	28

Provision for risks and charges on investments and corporate-related transactions	28	—	(2)	—	6	32

Other provisions	8	8	(1)	(4)	(2)	9

Total	984	320	(4)	(164)	(19)	1,117

of which:
non-current portion	830					825

current portion	154					292

The non-current portion of provisions for risks and charges mainly related to the provision for restoration costs and some of the provision for legal disputes. More specifically, in accordance with accounting policies, the total amount of the provision for restoration costs is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The provision for taxation and tax risks fell by 26 million euros compared to December 31, 2016, reflecting the utilizations by the Brazil Business Units (16 million euros) and the Parent TIM S.p.A. (10 million euros).

The provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets (in particular: batteries, wooden poles and equipment) and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (344 million euros) and to the Brazil Business Unit (6 million euros).

The provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.

The figure at December 31, 2017 included 518 million euros for the Domestic Business Unit and 87 million euros for the Brazil Business Unit. Draw downs mainly consisted of 79 million euros for the Brazil Business Unit and 28 million euros for the Domestic Business Unit and were essentially related to settlement agreements reached.

The provision for commercial risks, which fell by 18 million euros compared to December 31, 2016, related to the companies of the Domestic Business Unit.

The Provision for risks and charges on investments and corporate-related transactions remained essentially unchanged compared to the previous year and referred to the Domestic Business Unit.

Other provisions showed no change compared to December 31, 2016 and included 7 million euros in relation to companies belonging to the Domestic Business Unit.

TIM Group Consolidated Financial Statements	Note 20 Provisions	180

NOTE 21

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities rose by 71 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)	12/31/2017	12/31/2016
Payables to social security agencies	238	116

Capital grants	391	371

Deferred income	988	1,033

Income tax payables (*)	45	66

Other	16	21

Total	1,678	1,607

(*)	Analyzed in the Note “Income tax expense”.

Payables to social security agencies related to the remaining amount due to the INPS for estimated employee benefit obligations owed under Italian Law 58/1992, as well as – from 2015 – the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law” (see the Note “Employee benefits expenses” for more details).

Details are as follows:

(millions of euros)	12/31/2017	12/31/2016
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	226	107

Due beyond 5 years after the end of the reporting period	12	9

	238	116

Current payables	58	69

Total	296	185

The item capital grants represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to. The increase in the figure at December 31, 2017 of 20 million euros mainly related to the construction of infrastructure for the Ultra-Broadband-UBB and Broadband-BB projects.

Medium/long-term deferred income mainly included:

•	the effect of the deferral of revenues from the activation of the TIM S.p.A. telephone service for 265 million euros (268 million euros at December 31, 2016);

•	the non-current portion (around 226 million euros) of the deferred gain on the sale and lease back of the telecommunication towers of the Brazil Business Unit;

•	the effect, for the most part, of the deferral of revenues from the sale of transmission capacity to the Sparkle group for 154 million euros.

TIM Group Consolidated Financial Statements	Note 21 Miscellaneous payables and other non-current liabilities	181

NOTE 22

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities fell by 126 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)			12/31/2017	Of which IAS 39 Financial Instruments	12/31/2016	Of which IAS 39 Financial Instruments
Payables on construction work	(a	)	19		25

Trade payables
Payables to suppliers			4,262	4,262	4,532	4,532

Payables to other telecommunication operators			383	383	323	323

	(b	)	4,645	4,645	4,855	4,855

Tax payables	(c	)	584		292

Miscellaneous payables and other current liabilities
Payables for employee compensation			245		319

Payables to social security agencies			202		215

Trade and miscellaneous deferred income			508		488

Advances received			69		53

Customer-related items			602	77	847	199

Payables for TLC operating fee			15		15

Dividends approved, but not yet paid to shareholders			19	19	33	33

Other current liabilities			223	174	320	252

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			97		30

Provisions for risks and charges for the current portion expected to be settled within 1 year			292		154

	(d	)	2,272	270	2,474	484

Total	(a+b+c+d	)	7,520	4,915	7,646	5,339

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amounting to 4,645 million euros (4,855 million euros at December 31, 2016), mainly referred to TIM S.p.A. (3,127 million euros) and to companies belonging to the Brazil Business Unit (1,094 million euros).

Tax payables amounted to 584 million euros (292 million euros at December 31, 2016) and referred mainly to TIM S.p.A.. The item included VAT payable (385 million euros), the payable for the government concession tax (20 million euros) and withholding tax payables to the tax authorities as withholding agent (72 million euros). They also included other tax payables of the Brazil Business Unit of 87 million euros.

Trade deferred income mainly related to the Parent and consisted of 131 million euros for interconnection charges, 175 million euros for the deferral of revenues from the activation of the telephone service, 21 million euros for traffic and charges, 51 million euros for rent and maintenance payments, and 4 million euros for outsourcing charges.

TIM Group Consolidated Financial Statements	Note 22 Trade and miscellaneous payables and other current liabilities	182

NOTE 23

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved as at December 31, 2017, as well as those that came to an end during the period.

The TIM Group has posted liabilities totaling 461 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In September 2017 the Rome Appeal Court rejected the appeal lodged by the Prosecutor’s office, confirming the acquittal of the three former managers already ordered in the first instance by the Court of Rome. The Public Prosecutor’s Office had challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted from the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (the “carousel fraud”). The criminal proceedings against them are definitively closed, as the appeal decision has not been challenged and is therefore final and irrevocable. In November 2017 the Rome Public Prosecutor’s Office ordered that the criminal case against Telecom Italia Sparkle, which had been under investigation pursuant to legislative decree 231 for alleged criminal conspiracy and transnational money laundering, also be dismissed.

At the same time, it was ordered that the sum of 1,549,000 euros be returned to the Company. This sum had been seized earlier, and corresponds to the maximum fine that could be imposed for the administrative offence of which the Company had been accused). This will happen early in 2018.

As for risks of a fiscal nature, it should be noted that in February 2014 the Revenues Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – totalled 280 million euros. In this respect the Company had filed an appeal to the Provincial Tax Commission of Rome in April 2014. The Commission rejected the appeal with a decision filed in May 2016.

The Company lodged an appeal with the Regional Tax Commission of Lazio in October 2016, opposing the judgement in the first instance, requesting a suspension of the enforcement of this first instance judgement subject to presentation of an appropriate guarantee. In December 2016, the Regional Tax Commission granted this suspension, fixing the date for a hearing on the merits in April 2017. On 5 April 2017 the appeal was discussed before the Regional Tax Commission of Lazio. On 26 April 2017 the second tier ruling was filed which rejected the Company’s appeal. During the same month of April an application was filed for the scrapping of the case – opened by Equitalia following the unfavourable judgement of the Rome Provincial Tax Commission – concerning the application for payment of 2/3rds of the sanction imposed earlier by the Revenues Agency; this reduced the overall risk to 93 million euros and the dispute continued but limited to that amount.

Thereafter, following the introduction of regulations on the facilitated settlement of pending tax litigation, the company arranged to settle the entire case with the payment, made on 2 October 2017, of an amount of around 37 million euros, corresponding to 40% of the sanction still under dispute. The dispute has therefore been settled.

International tax and regulatory disputes

As of 31 December 2017, the companies belonging to the Brazil Business Unit were involved in tax or regulatory disputes, the outcome of which is estimated as a possible loss totalling around 14.5 billion reais. The main types of litigation are listed below, classified according to the tax to which they refer.

TIM Group Consolidated Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	183

Federal taxes

On 22 March 2011 TIM Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into TIM Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows:

•	non-recognition of the fiscal effects of the merger of TIM Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

•	non-recognition of certain tax offsets;

•	denial of the SUDENE regional tax benefit, due to alleged irregularities in the management and reporting of the benefit itself.

The adjustments included in the assessment notice were challenged by TIM Celular, in administrative proceedings, with the presentation of its first objections on 20 April 2011. On 20 April 2012, TIM Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; TIM Celular promptly filed an appeal against this decision on 21 May 2012.

The Company, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Still in relation to the federal level of taxation, the following additional issues are also worthy of note:

•	challenges regarding offsetting against previous tax losses;

•	further challenges regarding the tax deductibility of the amortization of goodwill;

•	imposition of income tax on certain types of exchange rate differences;

•	imposition of withholding taxes on certain types of payments to foreign entities (for example, payments for international roaming);

•	further challenges regarding offsets made between taxes payable and group company credit positions.

Overall, the risk considered possible for these cases amounts to 3.7 billion reais.

State taxes

Within the scope of the state levy, there are numerous challenges regarding ICMS, and in particular:

•	challenges concerning the reduction of the tax base on the basis of discounts granted to customers, as well as challenges regarding the use of tax credits declared by group companies, with respect to the return of loaned telephone devices, and following the detection of contract frauds to the detriment of the companies;

•	imposition of certain types of fees to ICMS, accrued in favour of group companies and classified by them as fees for services other than telecommunications;

•	challenges over the use of the “PRO-DF” tax benefit originally granted by some States, and subsequently declared unconstitutional (the challenge refers to the actual credit due to ICMS, declared by the TIM Cellular on the basis of the aforementioned tax benefits);

•	challenges relating to the use of credits for ICMS, claimed by Group Companies as a result of the acquisition of tangible assets, and in relation to the supply of electricity to the Companies, as well as in application of the provisions on acting as a withholding agent;

•	sanctions imposed on group companies for irregularities in tax return compliance.

Overall, the risk considered possible for these cases amounts to 7.4 billion reais.

FUST and FUNTTEL

The main challenges about contributions to the regulatory body (Anatel), and in particular in terms of FUST and FUNTTEL, concern the tax liability of these withdrawals deriving from interconnection revenue.

Overall, the risk considered possible for these cases amounts to 2.7 billion reais.

TIM Group Consolidated Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	184

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called TIM Security Affair.

In December 2008 TIM received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking. After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totalling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognised the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgement in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgement in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offence of revealing information which was subject to a prohibition on disclosure. As for the civil judgements, the Court revoked those made by the judge of first instance and ruled in favour of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the civil rulings settled in the first instance were confirmed which TIM, as the party liable for damages, had already paid to the damaged requesting parties. The three defendants brought an appeal to the Court of Cassation against the judgement of the second instance issued by the Milan Appeal Court of Assizes, for which, as of today, the preliminary hearing is still to be scheduled.

— ● —

TIM Group Consolidated Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	185

It should be noted that for some of the disputes described below, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any, on the basis of the information available at the closing date of the present document, particularly in light of the complexity of the proceedings, the progress made, and the elements of uncertainty of a technical-trial nature. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardise the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision before the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the TIM retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by TIM), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

In May 2015, with the judgement no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by TIM and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against TIM, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

On 13 January 2017 TIM was notified of the conclusive assessment of the Italian Competition Authority (AGCM), acknowledging that TIM has fully complied with the judgement in proceedings A428 and that therefore the conditions do not exist for the imposition of any sanctions for non-compliance.

AGCM recognises, furthermore, that TIM’s behaviour subsequently to the 2013 proceedings has been directed towards continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also the new super-fast broadband access services. In assessing compliance, AGCM recognised the positive impact of the implementation, albeit not yet completed, of TIM’s New Equivalence Model (NME). The AGCM decision orders TIM to: (i) proceed with the implementation of the NME until its completion which is expected to be by 30 April 2017; (ii) to inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganisation plan by the end of May 2017. The Company quickly complied with both orders, and AGCOM communicated its satisfaction on 9 August 2017.

Vodafone lodged an appeal with the Lazio Regional Administrative Court against the final decision in the proceedings for non-compliance taken by AGCM. TIM filed an appearance, as it did in the further proceedings brought in the month of March 2017 by the operators CloudItalia, KPNQ West Italia and Digitel.

Vodafone (A428)

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on ICA case A428) which TIM allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim. Following the August 2016 decision by the Court of Cassation which confirmed that the Milan Court had jurisdiction to decide the dispute, the merits of the case will be decided at the hearing in December 2016.

With a writ of summons dated 28 May 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same ICA case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of TIM continued. TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim.

In an order made on 6 October 2016, the judge accepted Vodafone’s petition to join the two A428 proceedings it had initiated. At the end of the reinstatement proceedings of 21 December, the terms were established for the preliminary briefs and a hearing was

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fixed for 11 July 2017 for the admission of evidence. When the first preliminary brief was filed, following the favourable outcome for TIM of proceedings A428-C (which confirmed the absence of improper conduct by the Company under A428 after 2011), Vodafone decided nonetheless to file further claims for 2015-2016, thus restating its total claim to be 1,812 million euros, which was also disputed and rebutted by TIM.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of TIM in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new customers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated a request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. TIM filed an appearance, contesting all of the plaintiff’s allegations.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued TIM, claiming damages quantified as totalling 37 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (refusals to activate wholesale services - KOs); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing took place in May 2016. TIM filed an appearance, contesting all of the plaintiff’s allegations.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services - KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as it cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgement of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgement was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. The Company filed an appeal challenging the arguments presented by the other party and asking that the judgement in the first instance be fully confirmed.

SIPORTAL

The claim brought against TIM by Siportal is pending before the Rome Court. It claims a total of approximately 48.4 million euros for alleged damages due to the technical boycotting it suffered from 2009 to 2011 and the inertial effects of the abuse since 2015, with the loss of commercial partners and further customer acquisitions (the last damage item has been quantified as 25 million euros). The suit is based on the known Competition Authority ruling that settled case A428. The Company filed an appearance, rejecting all of the other party’s allegations.

Competition Authority case I-761

With a ruling issued on 10 July 2013, AGCM (the Italian Competition Authority) extended to TIM the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited under article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the ICA was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The ICA alleged that TIM carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to communications regulator AGCom.

TIM challenged these proceedings before the Administrative Court (TAR), sustaining that the ICA does not have competence in this matter.

On 7 July 2014, the ICA notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the ICA has also extended the deadline for closing the proceedings from the original date of 31 July 2014 to 31 July 2015. This extension was also challenged before the Lazio Administrative Court (TAR) sustaining that the Italian Competition Authority does not have competence in this matter.

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In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, TIM presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the ICA considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On 25 March 2015, the ICA definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On 21 July 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of ICA expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between TIM and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to prevent the unbundled supply of the ancillary technical services.

On 16 December 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed a fine of 21.5 million euros on the Company, paid in March 2016. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the TIM LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of unbundled supply of ancillary technical services.

TIM appealed the order before the Lazio Regional Administrative Court. In judgement no. 09554/2016 issued in September 2016, the appeal was dismissed, and the Company appealed this decision to the Council of State.

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WIND (I-761)

With a writ of summons before the Court of Milan, Wind claimed compensation from TIM of 57 million euros, recently increased during the proceedings to around 58 million euros, for damages arising from alleged anti-competitive conduct censured in the ICA case I-761 (on corrective maintenance). According to the plaintiff, this conduct delayed and hindered its ability to obtain more favourable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects, initially stated to have been lasted until December 2015 and subsequently alleged by Wind to be ongoing. TIM has filed an appearance challenging the claims made by the other party.

VODAFONE (I-761)

With a writ of summons before the Milan Court, Vodafone has sued TIM and some network companies, bringing claims for compensation from the Company for around 193 million euros for damages arising from alleged anti-competitive conduct censured in the known ICA case I-761 (on corrective maintenance) referring to the period from 2011 to 2017.

Vodafone contests the alleged breach of the competition rules carried out by TIM, in the wholesale markets giving access to its fixed network (LLU lines; Bitstream; WLR), through the abuse of a dominant market position and an unlawful agreement with the maintenance companies to maintain the monopoly on the offer of corrective maintenance services on its network. In particular this restrictive agreement would have concerned the coordination, by the Company, of the financial conditions contained in the offers formulated by the aforementioned companies with respect to the OLOs, for the maintenance service, at artificially high prices with respect to the cost of the maintenance included in the regulated access subscription charge, in order to make it seem as if the unbundling of the service itself were not convenient. The Company filed an appearance, contesting all of the other party’s requests.

Italian Competition Authority Case A514

In June 2017 the Italian Competition Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the Treaty on the Functioning of the European Union. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultrabroadband fixed network. In particular, the ICA hypothesised that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) pre-emptively securing customers on the retail market for ultrabroadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. The case should be concluded by the end of October 2018. On 2 November last, TIM lodged a defence in which, in support of the correctness of its actions, it challenged all the arguments that the behaviour it had allegedly indulged in, and which are the object of the case, were actually unlawful.

Competition Authority Case I-799

At its meeting on 1 February 2017, AGCM initiated an investigation for possible violation of Article 101 of the TFEU (prohibition of restrictive agreements on competition) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at setting up a cooperative joint venture called Flash Fiber S.r.l.. TIM, in agreement with Fastweb, presented AGCM with some amendments to the agreements signed in the form of a commitment proposal, aimed at closing the investigation without ascertaining any infringement and, therefore, without any monetary sanction. On 20 December 2017 AGCM decided to extend the deadline for the assessment of the commitment proposal to 28 February 2018 and the deadline to complete the investigation to 31 July 2018. If TIM’s commitments are approved, AGCM will make the decision known after having obtained the required opinions from AGCom and the European Commission. Should the commitments be rejected, the proceedings would continue to be completed by 31 July 2018.

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Vodafone

In June 2015 Vodafone issued proceedings for damages in the Milan Court for alleged abuse of a dominant position by TIM in the bitstream “NGA” and “VULA” fibre access services market, initially claiming around 4.4 million euros, increased to a figure ranging from 30 to 48.9 million euros.

The abusive conduct complained of by the plaintiff was allegedly enacted by TIM through aggressive offers to grab customers and the hindering of Vodafone’s access to the fibre network to make it more difficult for it to provide ultrabroadband service to its customers.

The Company filed an appearance contesting all the demands of the other party, and subsequently also its revision of the size of the damages claimed during the proceedings in 2016.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties.. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgement issued in February 2018, the Milan Court accepted TIM’s defence and rejected the plaintiffs’ claim for compensation, ordering them to pay the legal costs.

SKY

In 2016, TIM has started civil proceedings against SKY Italia in the Milan Court, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. The proceedings are ongoing: the next hearing is scheduled for the month of May 2018.

28 day billing

Resolution 121/17/CONS, of March 2017, with which AGCom supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process that has always had the sole purpose of safeguarding price transparency and comparability of economic terms and conditions.

Said resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCOM was exceeding its powers; the judgement rejecting the appeal was published on 12 February 2018. The decision will be appealed by TIM before the Council of State.

In December 2017, AGCom, with Resolution 499/17/CONS, found that TIM had breached the provisions of Resolution 121/17, since it had not adopted intervals of a month, or multiples thereof, as the basis for billing its fixed telephony offers. It fined TIM 1,160,000 euros, ordering it take action - when the billing cycle was restored to monthly or multiples thereof - to reverse the charges levied for the number of days after 23 June 2017 that the users had not used the service due to the lack of alignment between the four-weekly and the monthly billing cycle.

TIM also appealed this second resolution to the Regional Administrative Court of Lazio, asking for its precautionary suspension which, on 22 February 2018, was accepted by the Regional Administrative Court of Lazio limited to the part relating to the reimbursement orders, at the same time scheduling the hearing for consideration of the merits on 14 November 2018.

Furthermore, law no 172 of 4 December 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the invoicing of services be based on a month, or multiples thereof.

TIM will adapt to this order within the period of time prescribed by law, namely, within 120 days of the date it comes into force (5 April 2018)

On 7 March 2018, TIM was notified of a further resolution (Resolution 112/2018 /CONS) with which AGCOM (i) warned the Company, with regard to fixed phone services only, to postpone the starting date of invoices issued after the return to monthly invoicing by the same number of days as those presumably deducted starting from 23 June 2017 with the four-weekly invoicing cycle; and (ii) revoked the part of the previous resolution 499/17/CONS in which TIM was warned to write-off the amounts presumed to have been charged to the customer starting from 23 June 2017 with the four-weekly invoicing cycle. TIM is appealing the aforementioned resolution before the Lazio Regional Administrative Court.

It is not easy to assess the economic value of the amounts requested for the write-off as it depends on the churn of individual customers, the type of contract and its effective start date.

The Company - supported by legal advisors - considered the risk of the emergence of a significant liability as being only possible, and not probable, and therefore did not make any provision.

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Finally, on 19 February 2018, AGCM initiated the I820 preliminary investigation against the companies TIM, Vodafone, Fastweb, Wind-Tre and the ASSTEL category association to verify the hypothesis of the existence of an agreement restricting competition between the main fixed and mobile telephony operators in order to coordinate the respective commercial strategies, thereby violating art. 101 of the TFEU.

The presumed coordination, according to the opening provision of the proceedings by AGCM, would take the form of implementation of the obligation introduced by Article 19-quinquiesdecies of Legislative Decree 148/2017 (converted by Law 172/2017) which requires operators of electronic communication services to send out monthly (or monthly multiples) bills and renewed offers for fixed and mobile services.

The deadline for the closing of the proceedings is set for 31 March 2019.

On 21 March 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law 172/17 and to independently redetermine its commercial strategy.

Golden Power case

In August 2017 the office of the Prime Minister brought proceedings against TIM (as well as Vivendi) in order to verify the fact that TIM has an obligation to notify, pursuant to the Golden Power provisions, Vivendi’s acquisition of corporate control of TIM and the strategic assets it holds. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM effective as of 4 May 2017 (date of the Shareholders’ Meeting that renewed TIM’s corporate bodies).

As a result of this decision of the office of the Prime Minister, a new administrative procedure was started (still underway) for the possible imposition on TIM of a pecuniary sanction laid down by the Golden Power provisions for non-compliance with the notification obligation (the economic value of this sanction could be no less than 1% of the “cumulative turnover achieved by the companies involved” in the transaction subject to non-notification, based on the results of the last financial statements approved).

The Company is convinced it has the legal arguments to demonstrate that there were no obligations on it to notify control by Vivendi, and it has already submitted an extraordinary appeal to the President of the Republic to request the cancellation of the order of September 2017.

On the other hand, the office of the Prime Minister exercised the special powers laid down by the Golden Power provision through two specific rulings in October and November 2017 with which it set specific prescriptions and conditions on TIM S.p.A. and the companies of the Telecom Italia group Sparkle and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are essentially linked to the circumstance that these companies, in part, perform activities relevant for national security and as far as TIM is concerned to the fact that it owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is sanctioned in the same way as failure to notify significant acts for the purpose of the application of Golden Power provisions.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the office of the Prime Minister in order to verify compliance with the aforementioned prescriptions.

In December 2017 the Group sent the office of the Prime Minister the first compliance report outlining all the proposals and activities put in place to follow through with the prescriptions.

In this case too TIM has already submitted an extraordinary appeal to the President of the Republic to request cancellation of the orders in question.

Formal Notice of Assessments against TIM S.p.A.

On 29 October 2015 the Guardia di Finanza concluded a tax investigation into TIM S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first related to the presumed non-debiting of royalties to the company’s indirect subsidiary TIM Brasil, for the use of the “TIM” brand. The second regarded the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A..

In this regard, on the basis of the aforementioned formal notice of assessment, the Milan Revenues Agency in December 2015 served assessment notices on the company for the 2010 tax year, and in December 2016 it served assessment notices for the tax years 2007 and 2011.

While believing, on the basis of opinions issued by established professionals, that it has acted correctly in fulfilling all its tax obligations, the Company has attempted to come to an agreement with the Revenues Agency. Having failed to reach an agreement, as already occurred for the 2010 tax year, the Company has lodged an appeal with the Provincial Tax Commission against the assessment notices relating to the 2007 and 2011 tax years too.

Following additional in-depth analyses and reciprocal valuations, the Company and the Revenues Agency reached an overall agreement in December 2017 to settle the disputes relating to all the aforementioned years, by establishing verification with acceptance and an out-of-court settlement. The agreement resulted in a total charge of around 48 million euros in taxes, interest and fines.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and TIM against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003. With this judgement the judge had granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, which included Vodafone among the subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application with AGCom to renew the proceedings, and an appeal against the judgement of the Court of Appeal to the Court of Cassation (which subsequently ruled that the appeal was inadmissible).

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In April 2016 Vodafone appealed against the Ministry of Economic Development and TIM to the Council of State, for non-compliance with the judgement of the Council of State that had already been appealed by TIM. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgement of November 2016 the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999-2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With regard to the judgements sought in previous years concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. TIM lodged an appeal.

With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. TIM has appealed before the Council of State also against these judgements.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim for damages against TIM.

In the judgement of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation, jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgement to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The Company has challenged the reasons for the first instance ruling and the proceedings are now pending before the Turin Court of Appeal. The Company also signed settlement agreements with the last six heirs who joined as civil parties, having therefore reached settlement agreements with all the heirs and family members who had joined as civil parties in the criminal proceedings.

POSTE

There are some pending actions brought, at the end of the ‘90s, by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste, the Italian postal service, concerning non-payment of services delivered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a 2009 judgement of the Rome Appeal Court confirmed one of the outstanding payables to TIM, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by TIM given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the 2012 judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A. (the controller of the Elitel group at the time), have appealed in 2014 the judgement with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totalling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel group (alternative operator in which TIM has never had any type of interest), allegedly enacted by playing the card of trade receivables management. TIM filed an appearance, challenging the claims made by the other party.

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Brazil - Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Paris Court of Appeal.

In November 2017, TIM and Telecom Italia Finance received from the Secretariat of the ICC’s International Court of Arbitration notice of a Request for Revision of the arbitration finding, filed by the Opportunity group, asking for a new ruling. The Board of Arbitration is being set up.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against TIM, Telecom Italia International, (today merged into Telecom Italia Finance-TIF), Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over TIM Participações. The following October, all the companies entered appearances and filed statements of defence, and Tim Participações, by way of a counter-claim, called for the conviction of JVCO for abuse of its position as minority shareholder.

A Board of Arbitration was subsequently established, and in May 2016 there was a preliminary hearing, at which the Terms of Reference were signed. After the hearing, the Board of Arbitration issued a procedural order accepting the Group’s request for a preliminary examination of the issue of whether JVCO were entitled to issue proceedings and establishing a provisional schedule for the arbitration. In June the parties exchanged claims and counterclaims, and in their defence TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. contested the other party’ entitlement to bring proceedings and the legality of proceedings against Tim Participações, and disputed that there was any abuse of power. In the month of July, the parties filed their responses. On 19 October the Board of Arbitration issued a preliminary procedural order on the legitimacy of the proceedings brought by the parties, upholding the legality of JVCO bringing proceedings and the legality of proceedings being brought against Tim Participações, and fixing the timetable for subsequent replies by the parties. On 21 November and 19 December 2016 the parties filed further replies. On 31 January 2017, the Board of Arbitration issued a procedural order, ruling on trial questions, summarising the principal disputed questions in the proceedings and making provision in relation to the preliminary investigation. The parties then stated the evidence they intend to submit in court. Subsequently the Board of Arbitration fixed the dates for the hearings.

The hearings took place in Rio De Janeiro in June 2017, and were followed by further filings of documentation and pleadings. In March 2018 the final briefs were submitted by all parties to the proceedings.

B) OTHER INFORMATION

Mobile telephony - criminal proceedings

In March 2012 TIM was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totalling several million euros), based on the assumption that TIM had in any event remedied the presumed organisational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. In November 2016 the Court gave a verdict acquitting the Company on the grounds that there was no case to answer. All the individuals charged were also acquitted on various grounds. The acquittal judgement is not final, as it was challenged in April 2017 by the Public Prosecutor who sought appeal before the Court of Cassation.

TIM Group Consolidated Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	193

Dispute concerning the license fees for 1998

TIM has issued civil proceedings against the office of the Prime Minister for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Council of State that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied TIM the right to obtain restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for the former TIM Company, plus interest), already denied by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice in February 2008. This judgement concerned the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of TIM’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal. In March 2015 the Rome Court issued its judgement in the first instance, declaring the Company’s application inadmissible. TIM has appealed this decision and the judgement is pending in the closing arguments phase.

Vodafone (previously TELETU)

There is a pending litigation for compensation started by TIM with a summons dated February 2012 against the operator TELETU (now incorporated into Vodafone) for unlawful refusals regarding reactivation with TIM of the competitor’s customers. The claim was quantified as approximately 93 million euros.

Other liabilities connected with the disposal of assets and investments

Within the scope of agreements for the sale of assets and companies, the TIM Group committed to indemnifying the purchasers in the event of liabilities mainly arising in connection with issues of a legal, tax, social security or labor law nature, at an amount normally set as a percentage of the purchase price.

The contingent liabilities in question amount to approximately 500 million euros. Accordingly, a total of 20 million euros in provisions for risks were allocated to cover only those cases considered likely to result in the payment of an indemnity.

We additionally report that in relation to other sales of assets and investments, the TIM Group committed to the payment of other indemnities relating to specific contractual provisions. The contingent liability connected with such indemnities cannot, at present, be determined.

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 57 million euros.

The guarantees provided by third parties to Group companies, amounting to 4,500 million euros, consisted of guarantees for loans received (1,580 million euros) and of performance guarantees under outstanding contracts (2,920 million euros).

The guarantees provided by third parties for TIM S.p.A. obligations include the surety issued in favor of the Ministry of Economic Development for 38 million euros, for the commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology). The Ministry of Economic Development has requested the extension of the guarantee until December 31, 2018.

TIM Group Consolidated Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	194

Main guarantees for loans at December 31, 2017

Issuer

Amount (millions of euros)
BBVA - Banco Bilbao Vizcaya Argentaria	368

SACE	368

Intesa Sanpaolo	220

Cassa Depositi e Prestiti	157

Ing	105

Unicredit	105

Commerzbank	58

Banco Santander	52

Sumitomo Mitsui Banking	52

Bank of Tokyo - Mitsubishi UFJ	52

The amounts shown in the table relate to loans issued by the EIB for the TIM Broadband Digital Divide, TIM Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

It is noted that the following guarantees from:

•	Bank of Tokyo - Mitsubishi UFJ of 52 million euros,

•	BBVA - Banco Bilbao Vizcaya Argentaria of 157 million euros, and

•	Intesa Sanpaolo of 105 million euros,

relating to the loan granted by the EIB for the TIM Broadband Digital Divide/B project, and repaid in advance in the amount of 300 million euros on December 27, 2016, will remain valid for 13 months after the repayment as provided in the agreement to protect against clawback risk.

There are also surety bonds on the telecommunication services in Brazil for 469 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian Development Bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,064 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

TIM Group Consolidated Financial Statements	Note 23 Contingent liabilities, other information, commitments and guarantees	195

NOTE 24

REVENUES

Revenues rose by 803 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)	2017	2016
Equipment sales	1,560	1,378

Services	18,264	17,655

Revenues on construction contracts	4	(8)

Total	19,828	19,025

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 1,737 million euros (1,686 million euros in 2016, +3.02%), included in Costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 25

OTHER INCOME

Other income increased by 212 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)	2017	2016
Late payment fees charged for telephone services	59	60

Recovery of employee benefit expenses, purchases and services rendered	22	33

Capital and operating grants	51	36

Damage compensation, penalties and sundry recoveries	35	24

Partnership agreements	116	71

Release of provisions and other payable items, other income	240	87

Total	523	311

Other income consisted of the impacts of contribution fees resulting from partnership agreements signed with leading technology suppliers, designed to develop the collaboration between the parties, in order to strengthen and stabilize the commercial and industrial partnership over time, actively contributing to TIM’s marketing plan for the development and use of some strategic services. The item also included some insurance settlements, as well as impacts resulting from the revisions of estimates of liabilities with customers and suppliers.

TIM Group Consolidated Financial Statements	∎ Note 24 ∎ Revenues	196

NOTE 26

ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services rose by 595 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)			2017	2016
Acquisition of raw materials and merchandise	(a	)	1,863	1,614

Costs of services:
Revenues due to other TLC operators			1,737	1,686

Interconnection costs			28	26

Commissions, sales commissions and other selling expenses			1,109	937

Advertising and promotion expenses			277	294

Professional and consulting services			223	186

Utilities			467	484

Maintenance			242	289

Outsourcing costs for other services			513	447

Mailing and delivery expenses for telephone bills, directories and other materials to customers			96	100

Other service expenses			572	522

	(b	)	5,264	4,971

Lease and rental costs:
Rent and leases			739	702

TLC circuit lease rents and rents for use of satellite systems			298	288

Other lease and rental costs			224	218

	(c	)	1,261	1,208

Total	(a+b+c	)	8,388	7,793

NOTE 27

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,626 million euros, increasing by 520 million euros on 2016, and consisted of the following:

(millions of euros)			2017	2016
Employee benefits expenses
Wages and salaries			2,056	2,116

Social security expenses			745	770

Other employee benefits			110	37

	(a	)	2,911	2,923

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Charges for termination benefit incentives			28	10

Corporate restructuring expenses			680	156

Other			7	17

	(c	)	715	183

Total	(a+b+c	)	3,626	3,106

TIM Group Consolidated Financial Statements	∎ Note 26 ∎ Acquisition of goods and services	197

Employee benefits expenses mainly related to the Domestic Business Unit for 3,266 million euros (2,759 million euros in 2016) and to the Brazil Business Unit for 353 million euros (336 million euros in 2016).

“Corporate restructuring expenses” totaled 680 million euros and mainly included the net impact connected with the commencement of the new company restructuring plan for TIM S.p.A., which will unfold over the entire period of the 2018-2020 Industrial Plan and is designed to support the digital transformation process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of Article 4(1–7) of Law 92 of June 28, 2012 (the “Fornero Law”) for executive and non-executive personnel (which provides for early retirement arrangements), as well as the use of measures for economic sustainability.

The average salaried workforce, including personnel with temp work contracts, stood at 54,946 employees in 2017 (57,855 in 2016). A breakdown by category is as follows:

(number)	2017	2016
Executives	707	837

Middle Management	4,269	4,450

White collars	49,967	52,563

Blue collars	1	1

Employees on payroll	54,944	57,851

Employees with temp work contracts	2	4

Total average salaried workforce	54,946	57,855

Headcount in service at December 31, 2017, including personnel with temp work contracts, stood at 59,429 employees (61,229 at December 31, 2016), showing a decrease of 1,800 employees.

NOTE 28

OTHER OPERATING EXPENSES

Other operating expenses increased by 125 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)	2017	2016
Write-downs and expenses in connection with credit management	400	335

Provision charges	228	144

TLC operating fees and charges	356	373

Indirect duties and taxes	111	100

Penalties, settlement compensation and administrative fines	33	44

Association dues and fees, donations, scholarships and traineeships	15	18

Sundry expenses	65	69

Total	1,208	1,083

of which, included in the supplementary disclosure on financial instruments	400	335

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

TIM Group Consolidated Financial Statements	∎ Note 28 ∎ Other operating expenses	198

NOTE 29

INTERNALLY GENERATED ASSETS

Internally generated assets decreased by 13 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)	2017	2016
Intangible assets with a finite useful life	272	289

Tangible assets owned	354	350

Total	626	639

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

NOTE 30

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased by 182 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)			2017	2016
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,263	1,243

Concessions, licenses, trademarks and similar rights			396	393

Other intangible assets			134	107

	(a)		1,793	1,743

Depreciation of tangible assets owned:
Buildings (civil and industrial)			39	48

Plant and equipment			2,286	2,170

Manufacturing and distribution equipment			16	15

Other			159	157

	(b	)	2,500	2,390

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			130	125

Plant and equipment			21	17

Other			29	16

	(c)		180	158

Total	(a+b+c	)	4,473	4,291

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

TIM Group	Note 28	199
Consolidated Financial Statements	Other operating expenses

NOTE 31

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Details are as follows:

(millions of euros)			2017	2016
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets			15	28

Gains on the disposal of investments in subsidiaries			—	—

	(a	)	15	28

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets			4	14

Losses on the disposal of investments in subsidiaries			—	—

	(b	)	4	14

Total	(a-b	)	11	14

In 2017, the item posted a positive 11 million euros, connected with the ordinary asset renewal process.

In 2016, this item amounted to 14 million euros and included the non-recurring gain of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) realized by the Brazil Business Unit from the sale of two further tranches of telecommunications towers to American Tower do Brasil.

TIM Group	Note 31	200
Consolidated Financial Statements	Gains/(losses) on disposals of non-current assets

NOTE 32

IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

This item was broken down as follows:

(millions of euros)		2017	2016
Reversals of impairment losses on non-current assets:

on intangible assets		—	—

on tangible assets		—	—

	(a)	—	—
Impairment losses on non-current assets:

on intangible assets		30	—

on tangible assets		7	3

	(b)	37	3
Total	(a-b)	(37)	(3)

Impairment losses amounted to 37 million euros in 2017, referring primarily to impairment losses of intangible assets.

Impairment losses for 2016 amounted to 3 million euros and related to the redetermination of the value of several minor assets.

In preparing the Annual Report for 2017, the TIM Group carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s individual Cash Generating Units.

Further details are provided in the Note “Goodwill” in the Consolidated Financial Statements at December 31, 2017 of the TIM Group.

NOTE 33

OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2017	2016
Dividends from Other investments	1	7

Net income and gains on disposals of other investments	—	—

Loss and impairment losses on Other investments	(19)	—

Total	(18)	7

of which, included in the supplementary disclosure on financial instruments	1	7

In 2017, this item amounted to an expense of 18 million euros and essentially included the allocation to the income statement of the Reserve for exchange differences on translating foreign operations for the investee company Tierra Argentea S.A., whose liquidation has now been completed.

In 2016, the item posted a positive 7 million euros, referring mainly to dividends received from the company Emittenti Titoli S.p.A..

TIM Group	Note 33	201
Consolidated Financial Statements	Other income (expenses) from investments

NOTE 34

FINANCE INCOME AND EXPENSES

FINANCE INCOME

Finance income decreased by 735 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)			2017	2016
Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Non-current assets			—	—

Income from securities other than investments, recorded in Current assets			14	16

Income other than the above:
Interest income			129	151

Exchange gains			782	713

Income from fair value hedge derivatives			66	65

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			568	649

Income from non-hedging derivatives			9	13

Miscellaneous finance income			26	37

	(a	)	1,594	1,644

Positive fair value adjustments to:
Fair value hedge derivatives			—	50

Underlying financial assets and liabilities of fair value hedge derivatives			95	173

Non-hedging derivatives			119	676

	(b	)	214	899

Reversal of impairment loss on financial assets other than investments	(c	)	—	—

Total	(a+b+c	)	1,808	2,543

of which, included in the supplementary disclosure on financial instruments			300	987

TIM Group	Note 34	202
Consolidated Financial Statements	Finance income and expenses

FINANCE EXPENSES

Finance expenses decreased by 147 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)			2017	2016

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			1,100	1,162

Interest expenses to banks			113	117

Interest expenses to others			250	246

			1,463	1,525

Commissions			91	95

Exchange losses			759	467

Charges from fair value hedge derivatives			—	1

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			489	548

Charges from non-hedging derivatives			22	64

Miscellaneous finance expenses			256	221

	(a	)	3,080	2,921

Negative fair value adjustments to:
Fair value hedge derivatives			87	178

Underlying financial assets and liabilities of fair value hedge derivatives			—	45

Non-hedging derivatives			136	306

	(b	)	223	529

Impairment losses on financial assets other than investments	(c	)	—	—

Total	(a+b+c	)	3,303	3,450

of which, included in the supplementary disclosure on financial instruments			1,606	1,903

TIM Group	Note 34	203
Consolidated Financial Statements	Finance income and expenses

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			2017	2016
Exchange gains			782	713

Exchange losses			(759)	(467)

Net exchange gains and losses			23	246

Income from fair value hedge derivatives			66	65

Charges from fair value hedge derivatives			—	(1)

Net result from fair value hedge derivatives	(a	)	66	64

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			568	649

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(489)	(548)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	79	101

Income from non-hedging derivatives			9	13

Charges from non-hedging derivatives			(22)	(64)

Net result from non-hedging derivatives	(c	)	(13)	(51)

Net result from derivatives	(a+b+c	)	132	114

Positive fair value adjustments to fair value hedge derivatives			—	50

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			—	(45)

Net fair value adjustments	(d	)	—	5

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			95	173

Negative fair value adjustments to fair value hedge derivatives			(87)	(178)

Net fair value adjustments	(e	)	8	(5)

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e	)	8	—

Positive fair value to non-hedging derivatives	(f	)	119	676

Negative fair value adjustments to non-hedging derivatives	(g	)	(136)	(306)

Net fair value adjustments to non-hedging derivatives	(f+g	)	(17)	370

TIM Group	Note 34	204
Consolidated Financial Statements	Finance income and expenses

NOTE 35

PROFIT (LOSS) FOR THE YEAR

Profit for the year fell by 679 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)	2017	2016
Profit (loss) for the year	1,287	1,966

Attributable to:
Owners of the Parent:

Profit (loss) from continuing operations	1,121	1,811

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	(3)

Profit (loss) for the year attributable to Owners of the Parent	1,121	1,808

Non-controlling interests:
Profit (loss) from continuing operations	166	108

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	50

Profit (loss) for the year attributable to Non-controlling interests	166	158

TIM Group	Note 35	205
Consolidated Financial Statements	Profit (loss) for the year

NOTE 36

EARNINGS PER SHARE

			2017	2016
Basic earnings per share
Profit (loss) for the year attributable to Owners of the Parent			1,121	1,808

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	(66)

	(millions of euros	)	1,055	1,742

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share – Ordinary shares	(euros	)	0.05	0.08

Plus: additional dividends per savings share			0.01	0.01

Basic earnings per share – Savings shares	(euros	)	0.06	0.09

Basic earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			1,121	1,811

Less: additional dividends for the savings shares			(66)	(66)

	(millions of euros	)	1,055	1,745

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share from continuing operations – Ordinary shares	(euros	)	0.05	0.08

Plus: additional dividends per savings share			0.01	0.01

Basic earnings per share from continuing operations – Savings shares	(euros	)	0.06	0.09

Basic earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	—	47

Average number of ordinary and savings shares	(millions	)	21,067	21,067

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	—

Basic earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	—

			2017	2016
Average number of ordinary shares			15,039,368,195	15,039,128,128

Average number of savings shares			6,027,791,699	6,027,791,699

Total			21,067,159,894	21,066,919,827

TIM Group	Note 36	206
Consolidated Financial Statements	Earnings per share

			2017	2016
Diluted earnings per share
Profit (loss) for the year attributable to Owners of the Parent			1,121	1,808

Dilution effect of stock option plans and convertible bonds (*)			32	43

Less: additional dividends for the savings shares (0.011 euros per share and up to capacity)			(66)	(66)

	(millions of euros	)	1,087	1,785

Average number of ordinary and savings shares	(millions	)	22,167	22,194

Diluted earnings per share – Ordinary shares	(euros	)	0.05	0.08

Plus: additional dividends per savings share			0.01	0.01

Diluted earnings per share – Savings shares	(euros	)	0.06	0.09

Diluted earnings per share from continuing operations
Profit (loss) from continuing operations attributable to Owners of the Parent			1,121	1,811

Dilution effect of stock option plans and convertible bonds (*)			32	43

Less: additional dividends for the savings shares			(66)	(66)

	(millions of euros	)	1,087	1,788

Average number of ordinary and savings shares	(millions	)	22,167	22,194

Diluted earnings per share from continuing operations – Ordinary shares	(euros	)	0.05	0.08

Plus: additional dividends per savings share			0.01	0.01

Diluted earnings per share from continuing operations – Savings shares	(euros	)	0.06	0.09

Diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	—	47

Dilution effect of stock option plans and convertible bonds			—	—

Average number of ordinary and savings shares	(millions	)	22,167	22,194

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Ordinary shares	(euros	)	—	—

Diluted earnings per share from Discontinued operations/Non-current assets held for sale – Savings shares	(euros	)	—	—

			2017	2016
Average number of ordinary shares (*)			16,139,681,521	16,166,142,282

Average number of savings shares			6,027,791,699	6,027,791,699

Total			22,167,473,220	22,193,933,981

(*)	The average number of ordinary shares also includes the potential ordinary shares relating to the equity compensation plans of employees for which the (market and non-market) performance conditions have been met, in addition to the theoretical number of shares that are issuable as a result of the conversion of the unsecured equity-linked convertible bond. Consequently, the “Net profit (loss) for the year attributable to Owners of the Parent” and the “Profit (loss) from continuing operations attributable to Owners of the Parent” were also adjusted to exclude the effects, net of tax, related to the above-mentioned plans and to the convertible bond (+32 million euros in 2017; +43 million euros in 2016).

TIM Group Consolidated Financial Statements	Note 36 Earnings per share	207

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2017; and the options and rights granted under equity compensation plans, still exercisable at that date:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	133,042 343,069 893,617 13,555,651	73 189 492 7,455	80 158 393 5,287	1.15 1.01 0.99 0.94

Total additional capital increases not yet approved (ordinary shares)	14,925,379	8,209	5,918

Capital increases already approved (ordinary shares)
2015 Convertible Bond (ordinary shares) (*)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,209

(*) The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

TIM Group	Note 36	208
Consolidated Financial Statements	Earnings per share

NOTE 37

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Other Operations

TIM Group	Note 37	209
Consolidated Financial Statements	Segment reporting

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Third-party revenues	15,328	14,971	4,500	4,044	—	10	—	—	19,828	19,025

Intragroup revenues	26	35	2	3	—	1	(28)	(39)	—	—

Revenues by operating segment	15,354	15,006	4,502	4,047	—	11	(28)	(39)	19,828	19,025

Other income	471	259	52	51	—	1	—	—	523	311

Total operating revenues and other income	15,825	15,265	4,554	4,098	—	12	(28)	(39)	20,351	19,336

Acquisition of goods and services	(6,235)	(5,785)	(2,168)	(2,028)	(4)	(9)	19	29	(8,388)	(7,793)

Employee benefits expenses	(3,266)	(2,759)	(353)	(336)	(7)	(11)	—	—	(3,626)	(3,106)

of which: accruals to employee severance indemnities	(6)	(1)	—	—	—	—	—	—	(6)	(1)

Other operating expenses	(704)	(574)	(500)	(505)	(5)	(2)	1	(2)	(1,208)	(1,083)

of which: write-downs and expenses in connection with credit management and provision charges	(468)	(317)	(160)	(162)	—	—	—	—	(628)	(479)

Change in inventories	41	16	(6)	1	—	(8)	—	—	35	9

Internally generated assets	510	535	108	95	—	—	8	9	626	639

EBITDA	6,171	6,698	1,635	1,325	(16)	(18)	—	(3)	7,790	8,002

Depreciation and amortization	(3,360)	(3,310)	(1,114)	(980)	—	—	1	(1)	(4,473)	(4,291)

Gains/(losses) on disposals of non-current assets	(2)	(9)	14	23	—	—	(1)	—	11	14

Impairment reversals (losses) on non-current assets	(37)	(3)	—	—	—	—	—	—	(37)	(3)

EBIT	2,772	3,376	535	368	(16)	(18)	—	(4)	3,291	3,722

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(23)	—	—	—	—	—	—	(1)	(23)

Other income (expenses) from investments									(18)	7

Finance income									1,808	2,543

Finance expenses									(3,303)	(3,450)

Profit (loss) before tax from continuing operations									1,777	2,799

Income tax expense									(490)	(880)

Profit (loss) from continuing operations									1,287	1,919

Profit (loss) from Discontinued operations/Non-current assets held for sale									—	47

Profit (loss) for the year									1,287	1,966

Attributable to:
Owners of the Parent									1,121	1,808

Non-controlling interests									166	158

Revenues by operating segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Revenues from equipment sales—third party	1,350	1,136	210	232	—	10	—	—	1,560	1,378

Revenues from equipment sales—intragroup	—	—	1	—	—	1	(1)	(1)	—	—

Total revenues from equipment sales	1,350	1,136	211	232	—	11	(1)	(1)	1,560	1,378

Revenues from services—third party	13,974	13,843	4,290	3,812	—	—	—	—	18,264	17,655

Revenues from services—intragroup	26	35	1	3	—	—	(27)	(38)	—	—

Total revenues from services	14,000	13,878	4,291	3,815	—	—	(27)	(38)	18,264	17,655

Revenues on construction contracts—third party	4	(8)	—	—	—	—	—	—	4	(8)

Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—

TIM Group	Note 37	210
Consolidated Financial Statements	Segment reporting

Total revenues on construction contracts	4	(8)	—	—	—	—	—	—	4	(8)

Total third-party revenues	15,328	14,971	4,500	4,044	—	10	—	—	19,828	19,025

Total intragroup revenues	26	35	2	3	—	1	(28)	(39)	—	—

Total revenues by operating segment	15,354	15,006	4,502	4,047	—	11	(28)	(39)	19,828	19,025

TIM Group	Note 37	211
Consolidated Financial Statements	Segment reporting

Purchase of intangible and tangible assets by operating segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Purchase of intangible assets	1,763	1,113	529	528	—	—	—	—	2,292	1,641

Purchase of tangible assets	2,842	2,792	635	675	—	—	—	—	3,477	3,467

Total purchase of intangible and tangible assets	4,605	3,905	1,164	1,203	—	—	—	—	5,769	5,108

of which: capital expenditures	4,551	3,709	1,150	1,167	—	—	—	—	5,701	4,876

of which: change in finance leasing contracts	54	196	14	36	—	—	—	—	68	232

Headcount by Operating Segment

	Domestic		Brazil		Other Operations		Consolidated Total
(number)	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Headcount	49,851	51,280	9,508	9,849	70	100	59,429	61,229

Assets and liabilities by Operating Segment

	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Non-current operating assets	48,850	47,428	6,769	7,711	3	5	1	1	55,623	55,145

Current operating assets	4,363	4,472	898	1,209	(2)	16	(10)	(1)	5,249	5,696

Total operating assets	53,213	51,900	7,667	8,920	1	21	(9)	—	60,872	60,841

Investments accounted for using the equity method	17	18	—	—	—	—	—	—	17	18

Discontinued operations/Non-current assets held for sale									—	—

Unallocated assets									7,894	9,587

Total Assets									68,783	70,446

Total operating liabilities	9,829	8,968	1,855	2,397	58	57	(26)	(16)	11,716	11,406

Liabilities directly associated with Discontinued operations/Non-current assets held for sale									—	—

Unallocated liabilities									33,284	35,487

Equity									23,783	23,553

Total Equity and Liabilities									68,783	70,446

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			2017	2016	2017	2016	12/31/ 2017	12/31/ 2016
Italy	(a	)	15,015	14,635	14,064	13,657	48,591	46,948

Outside Italy	(b	)	4,813	4,390	5,764	5,368	7,032	8,197

Total	(a+b	)	19,828	19,025	19,828	19,025	55,623	55,145

TIM Group	Note 37	212
Consolidated Financial Statements	Segment reporting

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

TIM Group	Note 37	213
Consolidated Financial Statements	Segment reporting

NOTE 38

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were carried out in accordance with the internal procedure that contains the rules aimed at ensuring the transparency and fairness of related party transactions, in accordance with Consob Regulation 17221/2010.

As of May 3, 2017, the Board of Directors of TIM changed the Procedure for the management of transactions with related parties, extending its scope – initially on a voluntary basis – to treat Vivendi and its chain of control as if it were its parent, which occurred on June 1, 2017.

On September 13, 2017, Consob also classified the relationship of Vivendi S.A. with TIM as de facto control pursuant to Article 2359 of the Italian Civil Code, Article 93 of the Consolidated Law on Finance, and the related parties regulations. Despite having challenged the decision, the Company complies with its outcomes and therefore, among other things, has amended the aforesaid Procedure for the management of transactions with related parties (September 28, 2017), the current version of which is available for consultation at the website www.telecomitalia.com, “About Us” section – “Governance System” channel.

Meanwhile, on July 27, 2017, the Board of Directors also acknowledged the start of the direction and coordination by Vivendi S.A..

In the performance of these activities:

•	Vivendi S.A. has in no way damaged the interests and assets of the Company;

•	relationships with Vivendi S.A. have taken place in accordance with the relevant regulations and generally under market conditions, notwithstanding the application of the internal procedure for related party transactions as of the start dates indicated above.

On October 20, 2017, the Board of Directors of TIM examined and approved the binding term sheet by majority vote for the creation of a joint venture with Canal+, in accordance with the rules on minor and other-directed related party transactions.

The term sheet expired on January 18, 2018 and negotiations to reach a partnership agreement in the content sector were started up again, as the convergent offer of video content is one of the key elements of TIM’s 2018-2020 Strategic Plan. Furthermore, in the light of Consob instructions, and in accordance with the observations made by the Board of Statutory Auditors of the Company, the procedure for significant related party transactions will apply, entailing the involvement in negotiations for the deal of a specific committee consisting of all the independent members of the Board of Directors.

Lastly, it is noted that until May 4, 2017, the shareholders of the company Telco (the Generali, Intesa Sanpaolo, Mediobanca, and Telefonica groups), were also considered related parties of TIM, based on the provision of TIM’s procedure for the management of transactions with related parties according to which it applies “also to the participants in significant shareholder agreements according to Article 122 of the Consolidated Law on Finance, which govern the candidacy to the position of Director of the Company, where the majority of the Directors nominated have been drawn from the list submitted”. The members of the Board of Directors of TIM in office up to May 4, 2017 had in fact been drawn from the list originally submitted by the shareholder Telco. With the reappointment of the Board of Directors this circumstance no longer applied and the scope of related parties through Directors was therefore amended.

TIM Group	Note 38	214
Consolidated Financial Statements	Related party transactions and direction and coordination activity

The effects of the related party transactions on the line items of the Group separate consolidated income statements for 2017 and 2016 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2017

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	19,828		3	115			118	0.6

Other income	523		4	4			8	1.5

Acquisition of goods and services	8,388		22	170			192	2.3

Employee benefits expenses	3,626			1	74	37	112	3.1

Finance income	1,808			45			45	2.5

Finance expenses	3,303		11	38			49	1.5

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 2016

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Revenues	19,025	10	355			365	(23)	342	1.8

Other income	311		1			1		1	0.3

Acquisition of goods and services	7,793	21	231			252	(14)	238	3.1

Employee benefits expenses	3,106		2	83	36	121		121	3.9

Other operating expenses	1,083		1			1		1	0.1

Finance income	2,543		108			108		108	4.2

Finance expenses	3,450		114			114		114	3.3

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM Group	Note 38	215
Consolidated Financial Statements	Related party transactions and direction and coordination activity

The effects of the related party transactions on the line items of the Group separate consolidated statement of financial position for December, 31 2017 and 2016 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2017

(millions of euros)	Total
		Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
	(a)
Net financial debt
Non-current financial assets	(1,768)

Securities other than investments (current assets)	(993)			(15)		(15)	1.5

Financial receivables and other current financial assets	(437)			(38)		(38)	8.7

Cash and cash equivalents	(3,575)

Current financial assets	(5,005)			(53)		(53)	1.1

Non-current financial liabilities	28,108			100		100	0.4

Current financial liabilities	4,756			163		163	3.4

Total net financial debt	26,091			210		210	0.8

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	4,959		3	33		36	0.7

Trade and miscellaneous payables and other current liabilities	7,520		3	33	24	60	0.8

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM Group	Note 38	216
Consolidated Financial Statements	Related party transactions and direction and coordination activity

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2016

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/ a)
Net financial debt
Non-current financial assets	(2,698)	(12)	(520)		(532)		(532)	19.7

Securities other than investments (current assets)	(1,519)		(110)		(110)		(110)	7.2

Financial receivables and other current financial assets	(389)		(22)		(22)		(22)	5.7

Cash and cash equivalents	(3,964)		(621)		(621)		(621)	15.7

Current financial assets	(5,872)		(753)		(753)		(753)	12.8

Non-current financial liabilities	30,469		912		912		912	3.0

Current financial liabilities	4,056		133		133		133	3.3

Total net financial debt	25,955	(12)	(228)		(240)		(240)	(0.9)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,426	9	127		136		136	2.5

Miscellaneous payables and other non-current liabilities	1,607		2		2		2	0.1

Trade and miscellaneous payables and other current liabilities	7,646	37	200	26	263		263	3.4

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM Group	Note 38	217
Consolidated Financial Statements	Related party transactions and direction and coordination activity

The effects of the related party transactions on the significant line items of the Group consolidated statements of cash flows for 2017 and 2016 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2017

(millions of euros)	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	5,769		135			135	2.3

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 2016

(millions of euros)	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	5,108	159			159		159	3.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and	218
direction and coordination activity

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

Italtel S.p.A. was recapitalized in 2017. The TIM Group did not participate, leading to the disposal of the equity interests it held. The recapitalization concluded on December 14, 2017, as of which date the Italtel group was no longer a related party of the TIM Group.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2017	2016	TYPE OF CONTRACT
Revenues
Asscom S.r.l.	1	1	Insurance brokerage.
Italtel group	1	7	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordCom S.p.A.	1	1	Fixed and mobile voice services, data network connections and outsourced ICT products and services.
Other minor companies		1
Total revenues	3	10
Other income	4		Contributions governed by partnership agreements and penalties with respect to the Italtel group.
Acquisition of goods and services
Italtel group	17	16	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of TIM offerings to the Italtel group customers, and extension of professional services for the new Multimedia Video Data Center for the provision of the TIM Vision service.
NordCom S.p.A.		1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing.
W.A.Y. S.r.l.	4	4	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering.
Other minor companies	1
Total acquisition of goods and services	22	21
Finance expenses	11		Write-down of the financial receivable due from Alfiere.

TIM Group	Note 38	219
Consolidated Financial Statements	Related party transactions and direction and coordination activity

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2017	12/31/2016	TYPE OF CONTRACT
Net financial debt
Non-current financial assets		12	Shareholder loans to Alfiere S.p.A.
Trade and miscellaneous receivables and other current assets
Alfiere S.p.A.	1		Contracts for project management, administration, corporate and compliance services, and sundry chargebacks.
Italtel group		6	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
W.A.Y. S.r.l.	1	1	Supply of fixed-line telephony, ICT and mobile services.
Other minor companies	1	2
Total trade and miscellaneous receivables and other current assets	3	9
Trade and miscellaneous payables and other current liabilities
Italtel group		33	Supply transactions connected with investment and operations activities.
Movenda S.p.A.	1	1	SIM-card supply and certification and functional development of IT platforms.
NordCom S.p.A.		1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing.
W.A.Y. S.r.l.	1	2	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering.
Other minor companies	1
Total trade and miscellaneous payables and other current liabilities	3	37

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2017	2016	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis
Italtel group	132	157	Purchases of telecommunications equipment.
Movenda S.p.A.	2	2	Information technology services and licenses for Mobile Connect Cardlets.
Other minor companies	1
Total purchase of intangible and tangible assets on an accrual basis	135	159

The shareholder loan with the joint venture Alfiere S.p.A. in place at December 31, 2016 (12 million euros) was increased by 5 million euros in 2017 and subsequently used to cover losses amounting to 6 million euros. The remaining amount, of 11 million euros, was fully written down.

At December 31, 2017, TIM S.p.A. had issued guarantees in favor of Alfiere S.p.A. for 1 million euros.

TIM Group	Note 38	220
Consolidated Financial Statements	Related party transactions and direction and coordination activity

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

Details are provided below of the transactions with:

•	Companies (and related groups) formerly shareholders of Telco S.p.A. (in short “Former Telco Companies”) namely: the Generali group, the Intesa Sanpaolo group and the Telefonica group. – Up to May 4, 2017;

•	Related companies through Directors whose term of office ended on May 4, 2017;

•	Vivendi Group and the companies of the group it belongs to (as a result of the resolutions of the Board of Directors of Tim S.p.A. of May 3 and June 1, 2017);

•	Related companies through Directors appointed on May 4, 2017.

The Mediobanca group, already a related party as it is a shareholder of Telco, is currently considered to be a related party through the Vivendi group.

TIM Group Consolidated Financial Statements	Note 38 Related party transactions and direction and coordination activity	221

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2017	2016	TYPE OF CONTRACT
Revenues
Generali group	12	47	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services.
Intesa Sanpaolo group	31	64	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	4	7	Telephone services, sale of equipment, outsourced data network services, Internet accesses and software licenses.
RCS Media Group		2	Fixed-line telephony service.
Telefónica group	67	235	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Other minor companies	1
Total revenues	115	355
Other income	4	1	Generali group damage compensation.
Acquisition of goods and services
Generali group	7	21	Insurance premiums and property leases.
Havas Group	91		Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Intesa Sanpaolo group	5	11	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	1	1	Credit recovery activities.
RCS Media Group		1	Provision of content and digital publishing services and fees for telephone top-up services.
Telefónica group	57	188	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Vivendi group	9	8	Purchase of musical and television digital content (TIMmusic and TIMvision) and supply of D&P cloud-based games (TIMgames).
Other minor companies		1
Total acquisition of goods and services	170	231
Employee benefits expenses	1	2	Generali group insurance related to the work of personnel.
Other operating expenses		1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group.
Finance income
Intesa Sanpaolo group	27	83	Bank accounts, deposits and hedging derivatives.
Mediobanca group	15	18	Bank accounts, deposits and hedging derivatives.
Telefónica group	3	7	Finance lease.
Total finance income	45	108
Finance expenses
Intesa Sanpaolo group	23	87	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	15	26	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Telefónica group		1	Loss on sale of securities held in portfolio.
Total finance expenses	38	114

TIM Group	Note 38	222
Consolidated Financial Statements	Related party transactions and direction and coordination activity

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2017	12/31/2016	TYPE OF CONTRACT
Net financial debt
Non-current financial assets
Mediobanca group		80	Hedging derivatives.
Former Telco Companies		440	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Total non-current financial assets		520
Securities other than investments (current assets)
Mediobanca group	15	81	Bonds.
Former Telco Companies		24	Bonds.
Vivendi group		5	Bonds.
Total Securities other than investments (current assets)	15	110	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Financial receivables and other current financial assets
Mediobanca group	38	1	Hedging Derivatives
Former Telco Companies		21	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Total financial receivables and other current financial assets	38	22	Hedging derivatives, loans, financing and finance leases.
Cash and cash equivalents		621	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Non-current financial liabilities
Mediobanca group	100	364	Hedging derivatives, loans, financing and finance leases.
Former Telco Companies		548	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Total non-current financial liabilities	100	912
Current financial liabilities
Mediobanca group	163	91	Hedging derivatives and loans.
Former Telco Companies		42	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Total current financial liabilities	163	133

TIM Group	Note 38	223
Consolidated Financial Statements	Related party transactions and direction and coordination activity

(millions of euros)	12/31/2017	12/31/2016	TYPE OF CONTRACT
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Other Directors	3		Voice services and prepaid card top-ups.
Havas Group	29		Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Mediobanca group		1	Telephone and MPLS data network services and sale of data devices and equipment for fixed and mobile networks.
Former Telco Companies		126	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Other minor companies	1
Total trade and miscellaneous receivables and other current assets	33	127
Miscellaneous payables and other non-current liabilities		2	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Trade and miscellaneous payables and other current liabilities
Havas Group	30		Purchase of media space on behalf of the TIM Group and, to a lesser extent, development and delivery of advertising campaigns.
Mediobanca group	1	13	Credit recovery activities.
Former Telco Companies		183	See the Note “Related party transactions” in the TIM Group Consolidated Financial Statements at December 31, 2016.
Vivendi group	2	4	Purchase of musical and television digital content (TIMmusic and TIMvision) and supply of D&P cloud-based games (TIMgames).
Total trade and miscellaneous payables and other current liabilities	33	200

TRANSACTIONS WITH PENSION FUNDS

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	2017	2016	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	10	11

Telemaco	67	69

Other pension funds	(3)	3

Total employee benefits expenses	74	83

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2017	12/31/2016	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	3	4

Telemaco	21	21

Other pension funds		1

Trade and miscellaneous payables and other current liabilities	24	26

TIM Group	Note 38	224
Consolidated Financial Statements	Related party transactions and direction and coordination activity

REMUNERATION TO KEY MANAGERS

In 2017, the total remuneration recorded on an accrual basis by TIM or by companies controlled by the Group in respect of key managers amounted to 37.0 million euros (36.1 million euros in 2016). The figure breaks down as follows:

(millions of euros)	2017		2016
Short-term remuneration	10.4	(1)	13.1	(4)

Long-term remuneration	0.1	(2)	1.9

Employment termination benefit incentives	25.5		12.0	(5)

Share-based payments (*)	1.0	(3)	9.1	(6)

	37.0		36.1

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (2014/2016 Stock Option Plan, Special Award, and Stock Option Plans of the South American subsidiaries).
(1)	of which 1.6 million recorded by South American subsidiaries.
(2)	of which 0.1 million recorded by South American subsidiaries;
(3)	of which 1.0 million recorded by South American subsidiaries.
(4)	of which 1.1 million recorded by South American subsidiaries.
(5)	of which 0.6 million recorded by South American subsidiaries.
(6)	of which 0.2 million recorded by South American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The employment termination benefit incentives for 2017 related to the amount awarded as a settlement to Flavio Cattaneo and did not include the reversal, totaling 10.7 million euros, of the accruals made in 2016 for the Special Award.

With reference again to the Special Award, we report that long-term remuneration in 2016 did not include 3.6 million euros of provisions allocated to cover amounts that may be assigned on a discretionary basis to employees or directors of TIM or subsidiaries, as the beneficiaries also classified as Key Managers had not yet been identified.

The beneficiaries of the bonus were identified in June 2017, with Key Managers assigned a total amount of 1,450,000 euros (of which 1,160,000 euros paid in the form of 1,487,178 TIM S.p.A. ordinary shares and the remainder in cash).

Share-based payments for 2016 did not include the effects of the reversal of 3.7 million euros of accruals related to the costs for the 2014-2016 Stock Option Plan.

In 2017, contributions to defined contribution plans (Assida and Fontedir) paid by TIM S.p.A. or subsidiaries of the Group in favor of Key Managers totaled 97,000 euros (95,000 euros in 2016).

TIM Group	Note 38	225
Consolidated Financial Statements	Related party transactions and direction and coordination activity

In 2017, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, were the following:

Directors:
Arnaud Roy de Puyfontaine	(1)	Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(2)	Executive Chairman of TIM S.p.A.
	(3)	Deputy Executive Chairman of TIM S.p.A.
Flavio Cattaneo	(4)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(5)	General Manager of TIM S.p.A.
Amos Genish	(3)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(3)	General Manager of TIM S.p.A.
Managers:
Stefano De Angelis		Diretor Presidente Tim Participações S.A.
Stefano Azzi		Head of Consumer & Small Enterprise
Stefano Ciurli		Head of Wholesale
Giovanni Ferigo		Head of Technology
Lorenzo Forina		Head of Business & Top Clients
Francesco Micheli	(6)	Head of Human Resources & Organizational Development
Cristoforo Morandini		Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo	(7)	Head of Corporate Legal Affairs
	(8)	Head of Human Resources & Organizational Development
Piergiorgio Peluso		Head of Administration, Finance and Control
	(9)	Head of Business Support Office

(1)	from June 1, 2017;
(2)	to May 31, 2017;
(3)	from September 28, 2017;
(4)	to July 27, 2017;
(5)	to July 31, 2017;
(6)	until November 30, 2017, responsibility for Human Resources & Organizational Development was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli;
(7)	from January 10, 2017;
(8)	From December 1, 2017, responsibility for Human Resources & Organizational Development was assigned on an interim basis to the Head of Corporate Legal Affairs, Agostino Nuzzolo;
(9)	responsibility for the Business Support Office was assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso, until December 18, 2017, when the function was discontinued.

TIM Group	Note 38	226
Consolidated Financial Statements	Related party transactions and direction and coordination activity

DIRECTION AND COORDINATION ACTIVITY

Below is a summary of the key figures taken from the latest approved financial statements of the Company exercising Direction and Coordination.

VIVENDI S.A.

42 Avenue de Friedland – PARIS

(millions of euros)		12/31/2016
STATEMENT OF FINANCIAL POSITION

Other non-current assets		20,196.0

Current assets		6,878.4

Prepaid expenses		9.5

TOTAL ASSETS		27,083.9

EQUITY		18,854.8

Share capital	7,079.0

Reserves	9,804.9

Retained earnings (Accumulated losses), including profit (loss) for the year	1,970.9

Provisions		809.3

Liabilities		7,392.5

Unrealized exchange gains		27.3

TOTAL EQUITY AND LIABILITIES		27,083.9

INCOME STATEMENT

Revenues		46.0

EBIT		(110.4)

Net finance income		862.1

Profit (loss) before extraordinary items and tax		751.7

Net extraordinary income		802.1

Income tax (expense)/return		55.7

Profit (loss) for the year		1,609.5

For more details, see the financial information available on the website of the Controlling Entity www.vivendi.com, Investor Analyst channel.

TIM Group	Note 38	227
Consolidated Financial Statements	Related party transactions and direction and coordination activity

NOTE 39

EQUITY COMPENSATION PLANS

Equity compensation plans in place at December 31, 2017 are used for retention purposes and offer long-term incentives to Group managers and personnel.

A summary is provided below of the plans in place at December 31, 2017.

DESCRIPTION OF STOCK OPTION PLANS

•	TIM S.p.A. 2014-2016 Stock Option Plan

The objective of the 2014–2016 Stock Option Plan, introduced following its approval by the Board of Directors of the Company on June 26, 2014, was to encourage management holding organizational positions that are crucial to the company business to focus on the medium/long-term growth in value of company shares. It was aimed at the then Chief Executive Officer, Top Management (including Key Officers) and select TIM Group managers.

The Plan involved a three year (2014–2016) vesting period with two three-year performance conditions (Cumulated Free Cash Flow 2014-2016 and Total Shareholders Return for Telecom Italia versus 11 peers), and a ceiling on issuable shares of 196,000,000. The three-year exercise period (March 24, 2017 - March 24, 2020) commenced following the approval of the financial statements for 2016 by the Board of Directors on March 23, 2017.

Based on final data approved, the number of exercisable options is 20% of the total options assigned to targets:

•	the parameter relating to Cumulated Free Cash Flow (FCF) did not reach the minimum level, therefore no options linked to that parameter (50% of the total allocated to targets) will be exercisable;

•	the Total Shareholder Return of TIM was in 8th place in the ranking of the 11 peers, giving the right to the vesting of 40% of the options linked to that parameter (50% of the total allocated to targets).

The exercise price was set, by the Board of Directors meeting that initiated the plan at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options. Below is the situation at December 31, 2017:

•	133,042 shares at a unit price of 1.15 euro;

•	343,069 shares at a unit price of 1.01 euros;

•	893,617 shares at a unit price of 0.99 euro;

•	13,555,651 shares at a unit price of 0.94 euros.

Tim Participações S.A. Stock Option Plan

•	2011–2013 Plan

On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:

•	absolute performance: increase in value of the Tim Participações S.A.’s shares;

•	relative performance: performance of the price of Tim Participações S.A.’s shares against a benchmark index mainly composed of in the Telecommunications, Information Technology and Media industry.

Performance targets refer to the three-year period 2011-2013 and performance is recorded in July of each year.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

TIM Group	Note 39	228
Consolidated Financial Statements	Equity compensation plans

•	Year 2011

The grantees of the options were granted the right to purchase a total of 2,833,596 shares.

The exercise period expired in August 2017. As such, the plan is now closed.

•

•	Year 2012

On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2017, all pending options were vested, but were not exercisable since the minimum performance condition had not been reached. A total of 255,556 options are still pending.

•	Year 2013

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

At December 31, 2017, all pending options were vested, but were not exercisable since the minimum performance condition had not been reached. A total of 844,914 options are still pending.

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries.

Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year of validity of the plan. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

•

•	Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,687,686 shares.

At December 31, 2017, a total of 658,720 options were exercisable.

•	Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

In 2017, 760,358 options were exercised and 713,561 expired due to terminations. The first wave exercised was valued at 8.7341 reais (197,132 options), up 3.33% based on the position in the ranking of benchmarked companies.

In the second wave, 563,226 options were exercised at a price of 8.4625 reais, thanks to the improvement in the company’s ranking.

•	2016

On November 8, 2016, the grantees of the options were granted the right to purchase a total of 3,922,204 shares. In December 2017, 788,374 options were exercised at a price of 7.6928 reais, due to the 5% readjustment of the price as a result of being ranked first in the list of benchmarked companies.

•

DESCRIPTION OF OTHER TIM S.p.A. EQUITY COMPENSATION PLANS

Special Award 2016 - 2019

The Plan was approved by the Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016, for the part to be paid in shares.

The recipients of the Plan were the then Chief Executive Officer, Flavio Cattaneo, and other managers chosen by him.

In June 2017, the additional beneficiaries of the Special Award were identified for the 1.5% of the 2016 over-performance. As at December 31, 2017, the total net liability amounted to 3.1 million euros (2.4 million euros made up of 2,902,561 TIM S.p.A. ordinary shares and the remainder in cash).

The bonus is to be paid out following the approval of the financial statements for 2019, on the condition that the beneficiary is still working for a TIM Group company at the date of approval of the consolidated financial statements for 2019, except in the cases expressly contemplated, including, for example, in the case of early retirement or in the event that the company employing the beneficiary is scoped out of the Group.

On July 24, 2017, following the resignation of Mr. Cattaneo, an agreement was reached between the parties that provided for the payment of a gross amount of 22.9 million euros as a settlement arrangement. This amount takes particular, but not exclusive, account of the Special Award.

The resignation of Mr. Cattaneo resulted in the termination of the incentive plan.

Regarding the remaining component to be paid to the beneficiaries identified in June 2017, the bonus is made up 80% by TIM ordinary shares (the number of which will be calculated by dividing 80% of the bonus earned in the year by the nominal value of the share at the performance assessment date) and 20% in cash.

TIM Group	Note 39	229
Consolidated Financial Statements	Equity compensation plans

The bonus actually paid, both for the cash and equity component, will be subject to the clawback mechanisms in force at the time.

The Board of Directors may choose to pay out all or part of the equity component of the bonus in cash, on the basis of the normal value of shares at the time of the approval of the consolidated financial statements for 2019.

For more details, see the information document prepared according to the format laid down in the Issuer Regulations and available on the website www.telecomitalia.com.

CALCULATION OF FAIR VALUE MEASUREMENT OF THE GRANTED OPTIONS AND RIGHTS

Parameters used to determine fair value – Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84	51.73%	6 years	—	11.94% per annum

Stock option plan 2012	8.96	50.46%	6 years	—	8.89% per annum

Stock option plan 2013	8.13	48.45%	6 years	—	10.66% per annum

Stock option plan 2014	13.42	44.6%	6 years	—	10.66% per annum

Stock option plan 2015	8.45	35.5%	6 years	—	16.10% per annum

Stock option plan 2016	8.10	36.70%	6 years	—	11.73% per annum

Effects on the income statement and statement of financial position

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows of the TIM Group at December 31, 2017.

TIM Group	Note 39	230
Consolidated Financial Statements	Equity compensation plans

NOTE 40

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of 2017 non-recurring events and transactions on the equity, profit, net financial debt and cash flows of the TIM Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006. The non-recurring effects on Equity and Profit (loss) for the year are shown net of tax effects.

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	(a	)	23,783	1,287	26,091	(551)

Acquisition of goods and services - Expenses related to agreements and the development of non-recurring projects			(7)	(7)	26	(26)

Employee benefits expenses - Expenses related to restructuring and rationalization			(500)	(500)	121	(121)

Other operating expenses - Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers			(130)	(130)	114	(114)

Impairment losses on other intangible assets			(21)	(21)	—	—

Interest expenses and miscellaneous finance expenses			(19)	(19)	—	—

Tax expenses for Sparkle tax dispute			(37)	(37)	37	(37)

Total non-recurring effects	(b	)	(714)	(714)	298	(298)

Figurative amount – financial statements	(a-b	)	24,497	2,001	25,793	(253)

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

TIM Group	Note 40	231
Consolidated Financial Statements	Significant non-recurring events and transactions

The impact of non-recurring items on the separate consolidated income statements line items is as follows:

(millions of euros)	2017	2016
Acquisition of goods and services:
Professional and consulting services and other costs	(10)	(2)

Employee benefits expenses:
Costs associated with restructuring, streamlining and other processes	(697)	(159)

Other operating expenses:
Sundry expenses and provisions	(176)	(36)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(883)	(197)

Gains (losses) on non-current assets:
Gains on disposals of non-current assets	—	12

Impairment reversals (losses) on non-current assets:
Impairment losses on non-current intangible assets	(30)	—

Impact on EBIT – Operating profit (loss)	(913)	(185)

Finance expenses:
Interest expenses and miscellaneous finance expenses	(26)	(25)

Impact on profit (loss) before tax from continuing operations	(939)	(210)

Effect on income taxes on non-recurring items	262	63

Tax expenses for Sparkle tax dispute	(37)	—

Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	—	(12)

Impact on Profit (loss) for the year	(714)	(159)

TIM Group	Note 40	232
Consolidated Financial Statements	Significant non-recurring events and transactions

NOTE 41

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2017 the TIM Group did not pursue any atypical and/or unusual transactions, as defined by that Communication.

NOTE 42

OTHER INFORMATION

A) EXCHANGE RATES USED TO TRANSLATE THE FINANCIAL STATEMENTS OF FOREIGN OPERATIONS (*)

		Year-end exchange rates		Average exchange rates for the year
		(statements of financial position)		(income statements and statements of cash flows)
(local currency against 1 euro)		12/31/2017	12/31/2016	2017	2016
Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580

CZK	Czech koruna	25.53500	27.02100	26.32656	27.03443

CHF	Swiss franc	1.17020	1.07390	1.11171	1.09004

TRY	Turkish lira	4.54640	3.70720	4.12109	3.34284

GBP	Pound sterling	0.88723	0.85618	0.87640	0.81905

RON	Romanian leu	4.65850	4.53900	4.56884	4.49053

RUB	Russian Ruble	69.39200	64.30000	65.90160	74.15831

North America
USD	U.S. dollar	1.19930	1.05410	1.12946	1.10666

Latin America
VEF	Venezuelan bolivar	16.19055	14.23035	15.18018	14.90133

BOB	Bolivian Bolíviano	8.28720	7.28383	7.80453	7.64702

PEN	Peruvian nuevo sol	3.88540	3.54020	3.68247	3.73505

ARS	Argentine peso	22.93100	16.74880	18.73314	16.33204

CLP	Chilean peso	737.29000	704.94500	732.28973	748.49536

COP	Colombian peso	3,580.19000	3,169.49000	3,334.88410	3,376.68116

BRL	Brazilian real	3.96728	3.43542	3.60584	3.85935

Other countries
ILS	Israeli shekel	4.16350	4.04770	4.06091	4.24812

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

TIM Group	Note 42	233
Consolidated Financial Statements	Other information

B) RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	2017	2016
Research and development costs expensed during the year	43	44

Capitalized development costs	1,949	1,704

Total research and development costs (expensed and capitalized)	1,992	1,748

The increase in 2017 is mainly connected to engineering, expansion and development of next generation networks, i.e. LTE and NGAN in Italy and 4G and LTE in Brazil.

In the 2017 separate consolidated income statements, a total of 819 million euros of amortization expense was recorded for development costs, capitalized during the year and in prior years.

Research and development activities carried out by the TIM Group are described in detail in the Report on Operations (“Research and Development” section).

C) OPERATING LEASES

In accordance with IAS 17, the Group considers as non-cancelable those operating leases that can only be canceled upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional amount (penalty) that, at inception of the lease, continuation of the lease is reasonably certain.

In particular:

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2017, the amount of lease installments receivable was as follows:

(millions of euros)	12/31/2017	12/31/2016
Within 1 year	124	118

From 2 to 5 years	238	247

Beyond 5 years	98	128

Total	460	493

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2017 the amount of lease installments payable was as follows:

(millions of euros)	12/31/2017	12/31/2016
Within 1 year	177	175

From 2 to 5 years	298	287

Beyond 5 years	60	39

Total	535	501

The TIM Group has entered into non-cancelable operating leases on properties, vehicle rental agreements, rental agreements for IT products, equipment and devices and hosting contracts on sites owned by third parties.

The perimeter shown excludes leases classified as finance leases (mainly real estate leases and leases on equipment and industrial vehicles) and leases or lease periods considered cancelable. In this regard, for example, leasing practices in Brazil envisage clauses permitting the early termination of the lease without the application of additional charges.

TIM Group	Note 42	234
Consolidated Financial Statements	Other information

D) DIRECTORS’ AND STATUTORY AUDITORS’ REMUNERATION

Total remuneration due for 2017 to the directors and statutory auditors of TIM S.p.A. for the performance of these functions at the Parent and in other consolidated companies totaled 29.3 million euros for directors and 0.5 million euros for statutory auditors. In reference to the compensation to which the Directors are entitled, it should be noted that the amount was calculated by considering only compensation for corporate offices (in primis those under Article 2389, paragraphs 1 and 3 of the Italian Civil Code), thus excluding amounts relating to any employment relationship with the companies of the Group and any non-monetary fringe benefits; for a complete and detailed description of the compensation paid to the directors, reference should be made to the Compensation Report, available at the Company’s headquarters and on the corporate website at the following address: www.telecomitalia.com/shareholders.

E) SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The table below shows the total fees payable to PwC S.p.A. and the other entities of the PwC network for auditing the 2017 financial statements, as well as the fees pertaining to 2017 for other audit/checking services and other non-audit services provided to TIM Group companies by PwC and other entities of the PwC network. The out-of-pocket expenses incurred for these services in 2017 are also shown.

	PwC S.p.A.			Other entities of the PwC network
(euros)	TIM S.p.A.	Subsidiaries	TIM Group	TIM S.p.A.	Subsidiaries	TIM Group	Total PwC network
Audit services	2,651,030	1,387,285	4,038,315	—	2,171,786	2,171,786	6,210,101

Verification services with issue of certification	91,300	4,000	95,300	15,000	17,322	32,322	127,622

Attestation of compliance of the Consolidated Non-Financial Statement	137,206	—	137,206	—	—	—	137,206

Other services:
agreed procedures on regulatory accounting areas	39,000	—	39,000	—	46,591	46,591	85,591

due diligence on companies targeted for sale or acquisition	—	—	—	120,000	—	120,000	120,000

other	—	—	—	162,500	1,781	164,281	164,281

Total 2017 fees due for audit and other services to the PwC network	2,918,536	1,391,285	4,309,821	297,500	2,237,480	2,534,980	6,844,801

Out-of-pocket expenses							463,817

Total							7,308,618

TIM Group	Note 42	235
Consolidated Financial Statements	Other information

NOTE 43

EVENTS SUBSEQUENT TO DECEMBER 31, 2017

JOINT VENTURE WITH CANAL+

On January 17, 2018, the Board of Directors of TIM noted that the term sheet signed with Canal+ would expire the following day. Negotiations to reach a partnership agreement in the content sector were started up again, as the convergent offer of video content is one of the key elements of TIM’s 2018–2020 Strategic Plan. Furthermore, in the light of Consob instructions, and in accordance with the observations made by the Board of Statutory Auditors of the Company, the procedure for significant related party transactions will apply, entailing the involvement in negotiations for the deal of a specific committee consisting of all the independent members of the Board of Directors.

DISPOSAL OF PERSIDERA S.p.A.

On February 23, 2018, the Board of Directors of TIM S.p.A. examined and approved by majority vote the acquisition offer on Persidera received from F2i and Rai Way, in consideration of the fact that the company is not a strategic asset for TIM.

Accordingly, the Board delegated the Chief Executive Officer Amos Genish to arrange the transaction, reserving the right to take into consideration any other binding offer that should be received.

In application, on a voluntary basis, of the procedure for transactions with related parties, the proposed transaction was submitted to the Control and Risk Committee, which approved it by majority vote.

APPROVAL OF THE PROJECT FOR THE VOLUNTARY SEPARATION OF THE ACCESS NETWORK

On March 6, 2018, the Board of Directors of TIM S.p.A. granted a mandate to the Chief Executive Officer, Amos Genish, to start the formal process to notify AGCom of the project for the voluntary separation of the fixed-line access network.

The project involves the creation of a separate legal entity (“Netco”) 100% owned by TIM, which will be the owner of the access network (from the exchange to customers’ homes) and all infrastructure (buildings, electronic equipment and IT systems), with the personnel necessary to provide wholesale services independently.

The project represents a turning point and establishes the most advanced network separation model in Europe, by creating a “one-stop-shop” access point for regulated and unregulated wholesale services for all operators, including TIM, delivering a fully neutral and equivalent model.

Netco will have the investment capabilities to maintain the highest quality network and help Italy meet the European 2025 Digital Agenda ultrabroadband goals. The initiative will contribute significantly to further developing the digitization of the country, supporting the evolution of the current regulatory framework.

The creation of Netco will leave the Group scope unchanged, and will occur in compliance with the Golden Power provisions.

Agcom will be notified of the project for the voluntary separation of the network according to the procedures and timing defined according to the Electronic Communications Code.

TIM Group	Note 43	236
Consolidated Financial Statements	Events subsequent to December 31, 2017

NOTE 44

LIST OF COMPANIES OF THE TIM GROUP

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency. In addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders’ meeting, if different than the percentage holding of share capital, and which companies hold the investment.

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TIM S.p.A.	MILAN (ITALY)	EUR	11,677,002,855

SUBSIDIARIES CONSOLIDATED LINE-BY-LINE
DOMESTIC BU
4G RETAIL S.r.l. (sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	MILAN (ITALY)	EUR	2,402,241	100.0000		TIM S.p.A

ADVANCED CARING CENTER S.r.l. (telemarketing, market research and surveys activities and development)	ROME (ITALY)	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.

ALFABOOK S.r.l. (on-line sale of digital texts)	TURIN (ITALY)	EUR	100,000	100.0000		OLIVETTI S.p.A.

CD FIBER S.r.l. (design, construction, maintenance and management of network infrastructure services and high-speed electronic communication systems)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A

FLASH FIBER S.r.l. (development, implementation, maintenance and supply of the fiber network in Italy)	MILAN (ITALY)	EUR	30,000	80.0000		TIM S.p.A

H.R. SERVICES S.r.l. (personnel training and services)	L’AQUILA (ITALY)	EUR	500,000	100.0000		TIM S.p.A

INFRASTRUTTURE WIRELESS ITALIANE S.p.A. (installation and operation of installations and infrastructure for the management and the sale of telecommunications services)	MILAN (ITALY)	EUR	600,000,000	60.0333		TIM S.p.A

MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.

NOVERCA S.r.l. (development and provision of services in the TLC and multimedia sector in Italy and abroad)	ROME (ITALY)	EUR	10,000	100.0000		TIM S.p.A

OLIVETTI S.p.A. (production and sale of office equipment and information technology services)	IVREA (TURIN) (ITALY)	EUR	10,000,000	100.0000		TIM S.p.A

PERSIDERA S.p.A. (purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TIM S.p.A

TELECOM ITALIA SAN MARINO S.p.A. (San Marino telecommunications management)	BORGO MAGGIORE (SAN MARINO)	EUR	1,808,000	100.0000		TIM S.p.A

TELECOM ITALIA SPARKLE S.p.A. (completion and management of telecommunications services for public and private use)	ROME (ITALY)	EUR	200,000,000	100.0000		TIM S.p.A

TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (other operations related to non-classified IT services)	POMEZIA ROME (ITALY)	EUR	7,000,000	100.0000		TIM S.p.A

TELECOM ITALIA VENTURES S.r.l. (investment holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TIM S.p.A

TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TIM S.p.A

TELEFONIA MOBILE SAMMARINESE S.p.A. (development and management of mobile telecommunications plants and services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.

TELENERGIA S.r.l. (import, export, purchase, sale and trade of electricity)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A

TIM Group	Note 44	237
Consolidated Financial Statements	List of companies of the TIM Group

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (production and sale of equipment and systems for crypto telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TIM S.p.A

TI SPARKLE AMERICAS Inc. (managed bandwidth services)	MIAMI (UNITED STATES)	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE AUSTRIA Gmbh (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TI SPARKLE BOLIVIA S.r.l. (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	71,563,866	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL TELECOMUNICAÇÕES Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	69,337,363	99.9999 0.0001		TI SPARKLE BRASIL PARTIÇIPAÇÕES Ltda TI SPARKLE AMERICAS Inc.

TI SPARKLE BULGARIA EOOD (telecommunications)	SOFIA (BULGARIA)	BGN	100,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE CHILE SPA (managed bandwidth services)	SANTIAGO (CHILE)	CLP	5,852,430,960	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE COLOMBIA Ltda (managed bandwidth services)	BOGOTA’ (COLOMBIA)	COP	5,246,906,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GERMANY Gmbh (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE GREECE S.A. (telecommunications)	ATHENS (GREECE)	EUR	368,760	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ISRAEL LTD (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE MED S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE NORTH AMERICA, Inc (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE PERU’ S.A. (managed bandwidth services)	LIMA (PERU)	PEN	57,101,788	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE AMERICAS Inc.

TI SPARKLE PUERTO RICO LLC (managed bandwidth services)	SAN JUAN (PUERTO RICO)	USD	50,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE ROMANIA S.r.l. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE RUSSIA LLC (telecommunications services)	MOSCOW (RUSSIA)	RUB	8,520,000	99.0000 1.0000		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE UK Ltd

TI SPARKLE SINGAPORE Pte.Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TI SPARKLE NORTH AMERICA, Inc

TI SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE SPAIN Telecommunications S.L. (telecommunications services)	MADRID (SPAIN)	EUR	1,687,124	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE St. Croix LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIM Group	Note 44	238
Consolidated Financial Statements	List of companies of the TIM Group

Company name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TI SPARKLE SWITZERLAND Gmbh (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE TURKEY TELEKOMÜNIKASYON ANONIM SIRKETI (telecommunications services)	YENISBONA ISTANBUL (TURKEY)	TRY	40,600,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE UK Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE VENEZUELA CA. (managed bandwidth services)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIMB2 S.r.l. (management of television frequency user rights)	ROME (ITALY)	EUR	10,000	99.0000 1.0000		PERSIDERA S.p.A. TIM S.p.A

TIMVISION S.r.l. (production, co-production, conception and creation of programs, films and audiovisual content, including multimedia and interactive content)	ROME (ITALY)	EUR	50,000	100.0000		TIM S.p.A

TN FIBER S.r.l. (design, construction, maintenance and supply of optical network access to users in the province of Trento)	TRENTO (ITALY)	EUR	55,918,000	100.0000		TIM S.p.A

BRAZIL BU
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	99.9999 0.0001		TELECOM ITALIA FINANCE S.A. TIM S.p.A

TIM CELULAR S.A. (telecommunications services)	SÃO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,913,414,422	66.5819 0.0662		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.

TIM S.A. (former INTELIG TELECOMUNICAÇÕES Ltda) (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.

OTHER OPERATIONS
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and supplies)	NURENBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

OLIVETTI ESPAÑA S.A. (in Liquidation) (sale and maintenance of office supplies, consultancy and network management)	BARCELONA (SPAIN)	EUR	1,229,309	100.0000		OLIVETTI S.p.A.

OLIVETTI UK Ltd. (sale of office equipment and supplies)	NORTHAMPTON (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.

TELECOM ITALIA CAPITAL S.A. (financial company)	LUXEMBOURG	EUR	2,336,000	100.0000		TIM S.p.A

TELECOM ITALIA FINANCE S.A. (financial company)	LUXEMBOURG	EUR	1,818,691,979	100.0000		TIM S.p.A

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (provision of telecommunications and representation services)	SÃO PAULO (BRAZIL)	BRL	118,925,803	100.0000		TIM S.p.A

TIAUDIT COMPLIANCE LATAM S.A. (in liquidation) (internal audit services)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TIM S.p.A TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

TIESSE S.c.p.A. (installation and assistance for electronic, IT, telematics and telecommunications equipment)	IVREA (TURIN) (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

TIM TANK S.r.l. (fund and securities investments)	MILAN (ITALY)	EUR	18,100,000	100.0000		TIM S.p.A

TIM Group	Note 44	239
Consolidated Financial Statements	List of companies of the TIM Group

Company name	Head office	Currency	Share capital	% Ownership		% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD
ALFIERE S.p.A. (*) (real estate management)	ROME (ITALY)	EUR	9,250,000	50.0000			TIM S.p.A

AREE URBANE S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	100,000	32.6200			TIM S.p.A

ASSCOM INSURANCE BROKERS S.r.l. (insurance brokerage)	MILAN (ITALY)	EUR	100,000	20.0000			TIM S.p.A

BALTEA S.r.l. (in bankruptcy) (production and sale of office products and telecommunications IT services)	IVREA (TURIN) (ITALY)	EUR	100,000	49.0000			OLIVETTI S.p.A.

CLOUDESIRE.COM S.r.l. (design, implementation and marketing of a marketplace platform for the sale of software-as-a-service applications)	PISA (ITALY)	EUR	11,671	(**	)		TELECOM ITALIA VENTURES S.r.l.

CONSORZIO ANTENNA COLBUCCARO Società Consortile a RL (installation, management and maintenance of metal pylons complete with workstations for device recovery)	ASCOLI PICENO (ITALY)	EUR	121,000	20.0000			PERSIDERA S.p.A.

CONSORZIO ANTENNA MONTECONERO Società Consortile a RL (multimedia services)	SIROLO (ANCONA) (ITALY)	EUR	51,100	22.2211			PERSIDERA S.p.A.

CONSORZIO E O (in liquidation) (training services)	ROME (ITALY)	EUR	30,987	50.0000			TIM S.p.A

DONO PER...S.C.A.R.L. (in liquidation) (collection and distribution of funds for charitable purposes or for financing of political parties or political or social movements)	ROME (ITALY)	EUR	30,000	33.3333			TIM S.p.A

ECO4CLOUD S.r.l. (development, production and sale of innovative products or services with high technological value)	RENDE (COSENZA) (ITALY)	EUR	19,532	(**	)		TELECOM ITALIA VENTURES S.r.l.

ITALTEL GROUP S.p.A. (investment holding company)	SETTIMO MILANESE (MILAN) (ITALY)	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.

KOPJRA S.r.l. (development, production and sale of innovative products or services with high technological value)	SCHIO (VICENZA) (ITALY)	EUR	16,207	22.8491			TELECOM ITALIA VENTURES S.r.l.

MOVENDA S.p.A. (design, construction and diffusion of Internet sites, products and computer media)	ROME (ITALY)	EUR	133,333	24.9998			TELECOM ITALIA FINANCE S.A.

NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000			TIM S.p.A

OILPROJECT S.r.l. (research, development, marketing and patenting of all intellectual property related to technology, information technology and TLC)	MILAN (ITALY)	EUR	13,556	(**	)		TELECOM ITALIA VENTURES S.r.l.

PEDIUS S.r.l. (implementation of specialized telecommunications applications, telecommunications services over telephone connections, VOIP services)	ROME (ITALY)	EUR	159	(**	)		TELECOM ITALIA VENTURES S.r.l.

TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	47.8019			TIM S.p.A

TIGLIO II S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700			TIM S.p.A

W.A.Y. S.r.l. (development and sale of geolocation products and systems for security and logistics)	TURIN (ITALY)	EUR	136,383	39.9999			OLIVETTI S.p.A.

WIMAN S.r.l. (development, management and implementation of platforms for social-based Wi-Fi authentication)	MATTINATA (FOGGIA) (ITALY)	EUR	21,568	(**	)		TELECOM ITALIA VENTURES S.r.l.

(*)	Joint Venture.
(**)	Associate over which TIM S.p.A., directly or indirectly, exercises significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).

TIM Group	Note 44	240
Consolidated Financial Statements	List of companies of the TIM Group

OTHER RELEVANT SHAREHOLDERS PURSUANT TO CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999 AS AMENDED
CONSORZIO ANTENNA TOLENTINO S.c.a.r.l. (installation, management and maintenance of pylons complete with workstations for device recovery)	RECANATI (MACERATA) (ITALY)	EUR	86,000	16.6666	PERSIDERA S.p.A.

CONSORZIO EMITTENTI RADIOTELEVISIVE (broadcasting activities)	BOLOGNA (ITALY)	EUR	119,309	18.6600	PERSIDERA S.p.A.

CONSORZIO HEALTH INNOVATION HUB (in liquidation) (development of the market for systems and services for the social welfare and healthcare sector)	TRENTO (ITALY)	EUR	48,000	12.5000	TIM S.p.A.

DAHLIA TV S.p.A. (in liquidation) (pay-per-view services)	ROME (ITALY)	EUR	11,318,833	10.0800	TIM S.p.A.

FIN.PRIV. S.r.l. (financial company)	MILAN (ITALY)	EUR	20,000	14.2900	TIM S.p.A.

IGOON S.r.l. (development of mobile platforms and applications able to provide users with innovative solutions for organizing and sharing all their digital content)	NAPLES (ITALY)	EUR	16,498	14.2805	TELECOM ITALIA VENTURES S.r.l.

INNAAS S.r.l. (design, development and sale of high-tech software and hardware)	ROME (ITALY)	EUR	108,700	13.0046	TELECOM ITALIA VENTURES S.r.l.

ITALBIZ.COM Inc. (Internet services)	DELAWARE (UNITED STATES OF AMERICA)	USD	4,721	19.5000	TIM S.p.A.

MIX S.r.l. (Internet service provider)	MILAN (ITALY)	EUR	99,000	10.8500	TIM S.p.A.

TXN Società a Responsabilità Limitata Semplificata (software development)	ARIANO IRPINO (AVELLINO) (ITALY)	EUR	333	14.4991	TELECOM ITALIA VENTURES S.r.l.

TIM Group	Note 44	241
Consolidated Financial Statements	List of companies of the TIM Group

CERTIFICATION OF THE CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

•	We, the undersigned, Arnaud Roy de Puyfontaine, as Executive Chairman, Amos Genish, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing TIM S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2017 fiscal year.

•	TIM has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

•	The undersigned also certify that:

•	the Consolidated Financial Statements as at December 31, 2017:

o	are prepared in conformity with international accounting standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy also with reference to the measures enacted for the implementation of Article 9 of Italian Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

(3)	the report on operations contains a reliable operating and financial review of the Company and of the Group, as well as a description of their exposure to the main risks and uncertainties. The Report on Operations also contains a reliable analysis of information concerning significant related party transactions.

March 6, 2018

Executive Chairman	Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports

/signed/ Arnaud Roy de Puyfontaine	/signed/ Amos Genish	/signed/ Piergiorgio Peluso

TIM Group	Certification of the consolidated financial statements	242
Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

Independent auditor’s report

in accordance with article 14 of Legislative Decree No. 39 of 27 January 2010 and article 10 of Regulation (EU) No. 537/2014

To the shareholders of TIM SpA

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of TIM Group (the “Group”), which comprise the statement of financial position as of 31 December 2017, the income statement, statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2017, and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISA Italia).

Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of this report. We are independent of TIM SpA (the “Company”) pursuant to the regulations and standards on ethics and independence applicable to audits of financial statements under Italian law. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters	Audit procedures performed

Impairment test on goodwill

Note 4 of the consolidated financial statements “Goodwill”

The goodwill as of 31 December 2017 is equal to Euro 29,462 million, referable to the Core Domestic’s Cash generating unit (“CGU”) for Euro 28,077 million, to Brazil’s CGU for Euro 973 million, and to

The audit procedures performed included the analysis of the consistency between the impairment test procedures approved by the Board of Directors, the requirements of International Accounting Standard 36 ‘Impairment of Assets’ and the impairment test procedure effectively in place. Additionally, we verified the design and

International wholesale’s CGU for Euro 412 million. The goodwill represents approximately 43% of total assets, therefore it is a very significant line item of the financial statements.

Management, with the support of external experts, performed the annual impairment test as at 31 December 2017 for all the CGUs identified.

Based on the impairment test performed, the goodwill’s recoverable amount was higher than the carrying amounts for Euro 4,465 million (2016: Euro 6,177 million) in relation to Core Domestic CGU, for Euro 2,552 million (2016: Euro 930 million) in relation to Brazil CGU, and for Euro 56 million (2016: Euro 57 million) in relation to International wholesale CGU.

The impairment test for Core Domestic and International Wholesale CGUs involved the use of complex estimates, including those related to 2018-2020 business plan’s cash flows and the related projections for 2021-2022, the definition of the discount rates and the growth rate used to estimate the terminal value beyond the business plan projections.

This was an area of particular audit focus because of the Core Domestic’s CGU goodwill significance, TIM’s market capitalization lower than consolidated net equity’s value, and the complexity of the assumptions used to determine the value in use.

operation of the key controls in place performed by Management to address identified risks.

We analyzed key assumptions utilized to determine the net present value of the prospective cash flows. These activities have been performed through discussions held with TIM’s senior management and their external valuation and industrial experts, a comparison of main assumptions and parameters utilized (expected cash flows, discount rate, terminal rate) with market benchmarks, indications provided by external experts and corresponding assumptions used in the context of the impairment test as of 31 December 2016.

Additionally, we evaluated the consistency between the expected cash flows used for the impairment test and the ones included in the 2018-2020 business plan approved by the Board of Directors and we verified the accuracy of the underlying calculation. These activities have been integrated with the review of Management’s sensitivity analysis performed on risk factors identified, and on some of parameters used in the impairment test (i.e. discount rate, long term growth rate).

Lastly, we verified the adequacy of the financial disclosure based on international financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the description of the impairment test process, disclosure of the main assumptions, quantitative results of the impairment test and sensitivity analysis.

Litigation in Italy

Note 23 of the consolidated financial statements “Contingent liabilities, other information, commitments and guarantees”

TIM Group is involved in several regulatory and commercial legal disputes, some of which are characterized by significant requests. We highlight the so called A428’s “follow-on” disputes, originated by the reimbursement requests made by certain telecommunications operators based on the fine imposed in prior years by the Italian Competition Authority to TIM due to an alleged abuse of dominant position.

Furthermore we highlight the presence of other ongoing or potential disputes, related to contracts signed in prior years that had been entered into with certain media players for the bundled service offerings of TV content, which included certain guaranteed minimum fees.

At the end of fiscal year 2017, Management, with the support of external legal counsel, updated their risk assessment related to the aforementioned disputes.

Management’s assessment of risks related to these proceedings has been an area of focus in the context of our audit activities. This is due to the fact that these management’s estimates are complex also considering the regulatory framework and the competitive environment.

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held with TIM’s senior management aimed to gain an understanding of the liabilities’ estimates process, the defensive strategy and actions activated based on the claims received.

In addition we have analyzed with the support of PwC’s network specialists, the legal opinions provided by TIM’s external legal counsels supporting Management’s risk assessment, as well as the confirmations received by them in response to our confirmation letters aimed to obtains updates on disputes status.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the description of claims for damages and overall disputes progress.

“28 days” invoicing period Note 23 of the consolidated financial statements “Contingent liabilities, other information, commitments and guarantees”	Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

During 2017, TIM and other telecommunication fixed services operators were recipients of the resolution n. 121/2017 issued by the Authority for Communications Guarantees (AGCOM) which was related to the application of an invoicing period of 28 days instead of monthly, applied by TIM and other operators since the second quarter of 2017.

Due to the non-compliance of the operators to the above mentioned resolution, the Authority issued two further resolutions (499/2017 of 21 December 2017, and 112/2018 of 14 March 2018) by which it has fined TIM for Euro 1,200 thousand, with the additional request to reimburse the customers for the service days not utilized because of the 28 days billing period.

TIM has appealed the resolutions before the TAR (Regional Administrative Court) of Lazio, requesting the suspension of the same. On 22 February 2018, TAR of Lazio suspended the effects of the resolution 499/17 regarding the obligation to reimburse the customers and set the court discussion on the annulment on 14 November 2018. In December 2017, the law 172/17 has also been adopted, which requires that telecommunications service contracts must have billing deadlines on a monthly or multiple-month basis by April 2018.

For the financial statements as at 31 December 2017, Management supported by its external legal counsel, did not consider probable the risk to have a significant liability related to this dispute, and therefore no accrual has been recorded.

This dispute has been an area of focus in the context of our audit activities because of the possible reimbursement magnitude and the level of judgement applied by Management to evaluate the relative risk.

These activities have been performed also through various discussions held with TIM’s legal department management. We have also analyzed with the support of PwC’s network specialists the opinion provided by external legal counsel who supports Management in the evaluation of the risk. Furthermore, we have evaluated the competencies of the external legal counsels engaged by Management.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the description of Authority’s claims and overall dispute progress.

Tax disputes in Brazil

Note 23 of the consolidated financial statements “Contingent liabilities, other information, commitments and guarantees”

The Brazilian subsidiaries within the TIM Group are involved in several disputes with local tax authorities. As of 31 December 2017, the highest total contingent liability associable with these disputes is equal to Euro 3,662 million. At the same date a provision has been recorded for the risks considered probable, for a total amount of Euro 45 million.

The assessment of the risk related to these disputes required a specific attention during our audit because of the significance of the potential liability and the level of judgement applied by Management to evaluate the relative risk.

Our audit procedures included gaining an understanding of management’s assessment process, integrated with the understanding of the design and operating effectiveness of key controls in place to address these risks.

We have requested and obtained information regarding the status of the disputes from TIM’s external legal counsels engaged by the Group’s Brazilian subsidiaries to assess the associated risks.

For certain disputes, together with PwC network tax specialists, we have analyzed the opinions of Management’s legal consultants in order to evaluate the reasonableness of the conclusions and the respective defensive strategy.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit, with a particular focus on tax authority’s requests and the overall dispute progress.

“Golden Power” dispute

Note 23 of the consolidated financial statements “Contingent liabilities, other information, commitments and guarantees”

On 28 September 2017, the Presidency of the Council of Ministers ascertained the violation of the notification requirements imposed by the law decree 21/2012,

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held known as “Golden Power” Law decree. With the same decision a new administrative procedure was started for the possible imposition on TIM of a sanction potentially significant because the amount should be no less than 1% of the “cumulative turnover achieved by the companies involved”.

TIM appealed this act before the President of the Republic, requesting the cancellation for both formal and substantive defects.

The assessment of the risk related to this dispute required a specific attention during our audit because it is a complex Management’s estimate, also in view of the exceptionality of this decision.

with TIM’s legal department management. We have also analyzed, with the support of PwC’s network specialists, TIM’s jurisdictional recourse provided by external legal counsel who supports Management in the evaluation of the risk as well as the confirmations received by them in response to our confirmation letter. Furthermore, we have evaluated the competencies of the external legal counsels engaged by Management.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the overall dispute progress.

Personnel reduction plan

Note 19 and 27 of the consolidated financial statements, “Employee benefits” and “Employee benefits expenses”

As part of the 2018-2020 business plan, TIM’s Management intended to simplify and develop the organizational structure of the company as well as the processes’ transformation and digitalization.

In this context at the end of 2017, TIM’s Management decided and communicated to labor unions to manage the “effects of the planned technological and organizational innovation paths also through a new work-force dimensioning, also favoring the decrease of the workforce’s average age”.

Based on IAS 19 and 37 requirements, Management recorded in the statement of financial position a provision of Euro 758 million. The related expense accrual recorded in the 2017 income statements was equal to Euro 674 million and has been presented within non-recurring expenses.

Our audit procedures included gaining an understanding of management’s assessment process, integrated with the understanding of the design and operating effectiveness of key controls in place to address these risks.

We reviewed critically with TIM’s management the liability estimation process and the main assumptions that were considered in order to determine the provision accrued.

In particular in the context of the aforementioned activities, we verified the reasonableness of the assumptions utilized within Management’s estimate as well as the mathematical accuracy of the calculation performed in the liability’s definition process.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit.

The assessment of the liability originated by the workforce restructuring plan has been an area of specific focus during our audit activities, because it represents a complex Management’s estimate also considering the magnitude of the event.

Other matters

THE COMPANY, AS REQUIRED BY LAW, INCLUDED IN THE NOTES TO THE FINANCIAL STATEMENTS A SUMMARY OF THE KEY FIGURES TAKEN FROM THE LATEST APPROVED FINANCIAL STATEMENTS OF THE COMPANY EXERCISING “DIRECTION AND COORDINATION” UNDER ITALIAN LAW. OUR OPINION DOES NOT COVER THESE FIGURES.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and, in the terms prescribed by law, for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Management is responsible for assessing the Group’s ability to continue as a going concern and, in preparing the consolidated financial statements, for the appropriate application of the going concern basis of accounting, and for disclosing matters related to going concern. In preparing the consolidated financial statements, management uses the going concern basis of accounting unless management either intends to liquidate TIM SpA or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing, in the terms prescribed by law, the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit conducted in accordance with International Standards on Auditing (ISA Italia), we exercised professional judgement and maintained professional scepticism throughout the audit. Furthermore:

•	We identified and assessed the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; we designed and performed audit procedures responsive to those risks; we obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	We obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;

•	We evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

•	We concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern;

•	We evaluated the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	We obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion on the consolidated financial statements.

We communicated with those charged with governance, identified at an appropriate level as required by ISA Italia regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with governance with a statement that we complied with the regulations and standards on ethics and independence applicable under Italian law and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We described these matters in our auditor’s report.

ADDITIONAL DISCLOSURES REQUIRED BY ARTICLE 10 OF REGULATION (EU) NO 537/2014

On 29 April 2010, the shareholders of TIM SpA engaged us to perform the statutory audit of the Company’s and the consolidated financial statements for the years ending 31 December 2010 to 31 December 2018.

We declare that we did not provide any prohibited non-audit services referred to in article 5, paragraph 1, of Regulation (EU) No. 537/2014 and that we remained independent of the Company in conducting the statutory audit.

We confirm that the opinion on the consolidated financial statements expressed in this report is consistent with the additional report to those charged with governance, in their capacity as audit committee, prepared pursuant to article 11 of the aforementioned Regulation.

Report on compliance with other laws and regulations

Opinion in accordance with Article 14, paragraph 2, letter e), of Legislative Decree No. 39/10 and Article 123-bis, paragraph 4, of Legislative Decree No. 58/98

Management of TIM SpA is responsible for preparing a report on operations and a report on the corporate governance and ownership structure of the TIM Group as of 31 December 2017, including their consistency with the relevant consolidated financial statements and their compliance with the law.

We have performed the procedures required under auditing standard (SA Italia) No. 720B in order to express an opinion on the consistency of the report on operations and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98, with the consolidated financial statements of the TIM Group as of 31 December 2017 and on their compliance with the law, as well as to issue a statement on material misstatements, if any.

In our opinion, the report on operations and the specific information included in the report on corporate governance and ownership structure mentioned above are consistent with the consolidated financial statements of TIM SpA as of 31 December 2017 and are prepared in compliance with the law.

With reference to the statement referred to in article 14, paragraph 2, letter e), of Legislative Decree No. 39/10, issued on the basis of our knowledge and understanding of the Company and its environment obtained in the course of the audit, we have nothing to report.

Statement in accordance with article 4 of Consob’s Regulation implementing Legislative Decree No. 254 of 30 December 2016

Management of TIM SpA is responsible for the preparation of the non-financial statement pursuant to Legislative Decree No. 254 of 30 December 2016. We have verified that management approved the non-financial statement.

Pursuant to article 3, paragraph 10, of Legislative Decree No. 254 of 30 December 2016, the non-financial statement is the subject of a separate report issued by ourselves.

Milan, 29 March 2018

PricewaterhouseCoopers SpA

Signed by

/s/ Francesco Ferrara

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

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STATEMENTS OF FINANCIAL POSITION

Assets

(euros)			note	12/31/2017	of which related parties	12/31/2016	of which related parties
Non-current assets
Intangible assets
Goodwill			3)	27,026,739,756		27,026,739,756

Intangible assets with a finite useful life			4)	4,249,481,054		3,886,177,269

				31,276,220,810		30,912,917,025

Tangible assets			5)
Property, plant and equipment owned				10,870,124,683		10,046,347,346

Assets held under finance leases				2,072,071,136		2,105,118,347

				12,942,195,819		12,151,465,693

Other non-current assets
Investments			6)	7,746,965,610		7,732,084,366

Non-current financial assets			7)	1,611,096,232	261,979,000	2,146,764,245	665,531,000

Miscellaneous receivables and other non-current assets			8)	1,752,517,802	99,636,000	1,502,729,408	74,034,000

Deferred tax assets			9)	901,533,582		773,180,450

				12,012,113,226		12,154,758,469

Total Non-current assets	(a	)		56,230,529,855		55,219,141,187

Current assets
Inventories			10)	177,829,906		132,913,155

Trade and miscellaneous receivables and other current assets			11)	3,933,867,466	366,681,000	3,925,304,299	336,366,000

Current income tax receivables			9)	364,747		314,795

Current financial assets
Securities other than investments, financial receivables and other current financial assets				1,072,460,071	545,160,000	1,193,543,868	625,627,000

Cash and cash equivalents				771,486,384	49,452,000	1,230,226,375	428,757,000

			7)	1,843,946,455		2,423,770,243

Total Current assets	(b	)		5,956,008,574		6,482,302,492

Total Assets	(a+b	)		62,186,538,429		61,701,443,679

TIM S.p.A. Separate Financial Statements	Statements of Financial Position	257

Equity and Liabilities

(euros)			note	12/31/2017	of which related parties	12/31/2016	of which related parties
Equity			12)
Share capital issued				11,677,002,855		11,677,002,855

less: Treasury shares				(20,719,608)		(20,719,608)

Share capital				11,656,283,247		11,656,283,247

Additional paid-in capital				2,094,207,410		2,094,207,410

Legal reserve				2,239,528,963		2,144,698,002

Other reserves
Revaluation reserve pursuant to Italian Law 413/91				—		—

Reserve for remeasurements of employee defined benefit plans (IAS 19)				(95,785,325)		(102,627,937)

Other				1,452,262,937		1,283,634,610

Total Other reserves				1,356,477,612		1,181,006,673

Retained earnings (accumulated losses), including profit (loss) for the year				2,722,924,592		1,896,619,219

Total Equity	(c	)		20,069,421,824		18,972,814,551

Non-current liabilities
Non-current financial liabilities			13)	28,467,909,721	7,223,678,000	28,958,301,664	8,295,820,000

Employee benefits			18)	1,661,059,434		1,274,422,355	,

Deferred tax liabilities			9)	1,912,538		1,432,703

Provisions			19)	594,846,716		596,116,103

Miscellaneous payables and other non-current liabilities			20)	1,289,913,754	81,924,000	1,077,090,125	46,802,000

Total Non-current liabilities	(d	)		32,015,642,163		31,907,362,950

Current liabilities
Current financial liabilities			13)	4,197,065,021	859,813,000	4,809,609,619	1,712,759,000

Trade and miscellaneous payables and other current liabilities			21)	5,849,881,175	328,227,000	5,465,316,184	441,135,000

Current income tax payables			9)	54,528,246		546,340,375

Total Current Liabilities	(e	)		10,101,474,442		10,821,266,178

Total Liabilities	(f=d+e	)		42,117,116,605		42,728,629,128

Total Equity and Liabilities	(c+f	)		62,186,538,429		61,701,443,679

TIM S.p.A. Separate Financial Statements	Statements of Financial Position	258

SEPARATE INCOME STATEMENTS

(euros)	note	Year 2017	of which related parties	Year 2016	of which related parties
Revenues	23)	14,098,652,300	476,936,000	13,669,488,135	459,992,000

Other income	24)	459,288,177	25,702,000	241,399,138	18,688,000

Total operating revenues and other income		14,557,940,477		13,910,887,273

Acquisition of goods and services	25)	(5,567,122,776)	(1,120,371,000)	(5,051,634,989)	(1,117,250,000)

Employee benefits expenses	26)	(3,034,256,137)	(106,344,000)	(2,530,008,192)	(111,754,000)

Other operating expenses	27)	(657,432,075)	(4,745,000)	(516,741,335)	(840,000)

Change in inventories	28)	44,916,750		8,459,684

Internally generated assets	29)	456,992,782		483,305,303

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,801,039,021		6,304,267,744

of which: impact of non-recurring items	37)	(876,497,000)		(156,516,000)

Depreciation and amortization	30)	(3,202,764,191)		(3,161,235,700)

Gains/(losses) on disposals of non-current assets	31)	(1,007,430)	670,000	(5,646,054)

Impairment reversals (losses) on non-current assets	32)	(29,587,678)		(3,012,422)

Operating profit (loss) (EBIT)		2,567,679,722		3,134,373,568

of which: impact of non-recurring items	37)	(906,497,000)		(156,516,000)

Income/(expenses) from investments	33)	224,227,542	253,825,000	11,862,008	46,827,000

Finance income	34)	1,571,360,532	847,505,000	1,956,575,927	1,023,394,000

Finance expenses	34)	(2,964,584,706)	(776,934,000)	(2,783,517,681)	(924,154,000)

Profit (loss) before tax from continuing operations		1,398,683,090		2,319,293,822

of which: impact of non-recurring items	37)	(932,173,000)		(181,336,000)

Income tax expense	9)	(311,782,484)		(762,504,242)

Profit (loss) from continuing operations		1,086,900,606		1,556,789,580

of which: impact of non-recurring items	37)	(671,172,000)		(134,897,000)

Profit (loss) from Discontinued operations/Non-current assets held for sale				339,829,639

Profit (loss) for the year		1,086,900,606		1,896,619,219

of which: impact of non-recurring items	37)	(671,172,000)		204,933,000

TIM S.p.A. Separate Financial Statements	Separate Income Statements	259

STATEMENTS OF COMPREHENSIVE INCOME

Note 12

			Year	Year
(euros)			2017	2016
Profit (loss) for the year	(a	)	1,086,900,606	1,896,619,219

Other components of the Statements of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			9,003,437	(29,508,310)

Income tax effect			(2,160,825)	7,212,158

			6,842,612	(22,296,152)

Total other components that will not be reclassified subsequently to Separate Income Statements	(b	)	6,842,612	(22,296,152)

Other components that will be reclassified subsequently to Separate Income Statements
Available-for-Sale financial assets
Profit (loss) from fair value adjustments			(33,360,969)	4,008,400

Loss (profit) transferred to the Separate Income Statements
Income tax effect			8,833,754	(1,714,450)

	(c	)	(24,527,215)	2,293,950

Hedging instruments:
Profit (loss) from fair value adjustments			(189,884,186)	(497,790,073)

Loss (profit) transferred to the Separate Income Statements			392,963,000	278,679,000

Income tax effect			(48,738,915)	44,329,901

	(d	)	154,339,899	(174,781,172)

Total other components that will be reclassified subsequently to Separate Income Statements	(e=c+d	)	129,812,684	(172,487,222)

Total other components of the Statements of Comprehensive Income	(f=b+e	)	136,655,296	(194,783,374)

Total comprehensive income (loss) for the year	(a+f	)	1,223,555,902	1,701,835,845

TIM S.p.A. Separate Financial Statements	Statements of Comprehensive Income	260

STATEMENTS OF CHANGES IN EQUITY

Changes in Equity from January 1 to December 31, 2016

(euros)	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2015	10,719,517,300	1,730,973,380	24,599,961	(1,032,181,833)	(69,652,277)	4,737,793,369	16,111,049,900

Changes in equity during the year:
Dividends approved						(165,764,272)	(165,764,272)

Total comprehensive income (loss) for the year			2,293,950	(174,781,172)	(22,296,152)	1,896,619,219	1,701,835,845

Surplus from the merger of Ofi Consulting, Emsa Servizi (in liquidation) and Telecom Italia Deutschland Holding into TIM S.p.A.						22,880,784	22,880,784

Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	936,765,947	363,234,030					1,299,999,977

Issue of equity instruments						1,396,485	1,396,485

Other changes					(10,679,508)	12,095,340	1,415,832

Balance at December 31, 2016	11,656,283,247	2,094,207,410	26,893,911	(1,206,963,005)	(102,627,937)	6,505,020,925	18,972,814,551

Changes in Equity from January 1 to December 31, 2017 - Note 12

(euros)	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity
Balance at December 31, 2016	11,656,283,247	2,094,207,410	26,893,911	(1,206,963,005)	(102,627,937)	6,505,020,925	18,972,814,551

Changes in equity during the year
Dividends approved						(165,764,272)	(165,764,272)

Total comprehensive income (loss) for the year			(24,527,215)	154,339,899	6,842,612	1,086,900,606	1,223,555,902

Surplus from the merger of TIM REAL ESTATE S.r.l. and Olivetti Multiservices S.p.A. into TIM S.p.A.						43,756,079	43,756,079

Issue of equity instruments						(5,993,396)	(5,993,396)

Other changes						1,052,960	1,052,960

Balance at December 31, 2017	11,656,283,247	2,094,207,410	2,366,696	(1,052,623,106)	(95,785,325)	7,464,972,902	20,069,421,824

TIM S.p.A. Separate Financial Statements	Statements of Changes in Equity	261

STATEMENTS OF CASH FLOWS

(euros)			note	Year 2017	Year 2016
Cash flows from operating activities:
Profit (loss) from continuing operations				1,086,900,606	1,556,789,580

Adjustments for:
Depreciation and amortization				3,202,764,191	3,161,235,700

Impairment losses (reversals) on non-current assets (including investments)				73,202,000	47,327,000

Net change in deferred tax assets and liabilities				(167,588,000)	58,293,000

Losses (gains) realized on disposals of non-current assets (including investments)				1,008,000	5,618,000

Change in employee benefits				439,295,000	(142,654,000)

Change in inventories				(44,917,000)	(1,712,000)

Change in trade receivables and net amounts due from customers on construction contracts				(16,194,000)	(190,979,000)

Change in trade payables				(538,254,000)	170,005,000

Net change in current income tax receivables/payables				(485,063,000)	603,238,000

Net change in miscellaneous receivables/payables and other assets/liabilities				98,761,000	(254,316,000)

Cash flows from (used in) operating activities	(a	)		3,649,914,797	5,012,845,280

Cash flows from investing activities:
Purchase of intangible assets			4)	(1,627,454,000)	(1,055,843,000)

Purchase of tangible assets			5)	(2,521,744,000)	(2,536,132,000)

Total purchase of intangible and tangible assets on an accrual basis (*)				(4,149,198,000)	(3,591,975,000)

Change in amounts due to fixed asset suppliers				675,717,000	221,183,000

Total purchase of intangible and tangible assets on a cash basis				(3,473,481,000)	(3,370,792,000)

Contributions for plants received				82,306,000	—

Cash arising from corporate actions			6)	(243,479,000)	100,027,000

Acquisitions/disposals of other investments				(75,704,000)	(32,144,000)

Change in financial receivables and other financial assets (excluding hedging derivative and other derivative receivables)				(113,631,000)	110,668,000

Proceeds received from the sale of investments in subsidiaries				—	339,831,000

Proceeds from sale/repayment of intangible, tangible and other non-current assets				46,747,000	6,091,000

Cash flows from (used in) investing activities	(b	)		(3,777,242,000)	(2,846,319,000)

Cash flows from financing activities
Change in current financial liabilities and other				(316,911,000)	(934,178,000)

Proceeds from non-current financial liabilities (including current portion)				3,243,365,000	3,182,806,000

Repayments of non-current financial liabilities (including current portion)				(3,595,578,000)	(4,686,977,000)

Change in hedging derivative and other derivative receivables/liabilities				198,769,000	—

Share capital proceeds/reimbursements				—	1,300,000,000

Dividends paid (*)				(165,722,000)	(165,723,000)

Cash flows from (used in) financing activities	(c	)		(636,077,000)	(1,304,072,000)

Aggregate cash flows	(d=a+b+c	)		(763,404,203)	862,454,280

Net cash and cash equivalents at beginning of the year	(e	)		1,062,477,280	200,023,000

Net cash and cash equivalents at end of the year	(f=d+e	)		299,073,077	1,062,477,280

(*)	of which related parties

TIM S.p.A. Separate Financial Statements	Statements of Cash Flows	262

(euros)	Year 2017	Year 2016
Total purchase of intangible and tangible assets on an accrual basis	144,937,000	150,780,000

Dividends paid	—	—

Additional Cash Flow Information

(euros)	Year 2017	Year 2016
Income taxes (paid) received	(948,858,000)	(69,720,000)

Interest expense paid	(2,838,135,000)	(2,099,289,000)

Interest income received	1,657,577,000	825,908,000

Dividends received	254,890,000	58,555,000

Analysis of Net Cash and Cash Equivalents

(euros)	Year 2017	Year 2016
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	1,230,225,788	916,348,000

Bank overdrafts repayable on demand	(167,748,508)	(716,325,000)

	1,062,477,280	200,023,000

Net cash and cash equivalents at end of the year:
Cash and cash equivalents	771,483,135	1,230,225,788

Bank overdrafts repayable on demand	(472,410,058)	(167,748,508)

	299,073,077	1,062,477,280

The additional disclosures required by IAS 7 as of this reporting period are provided in the Note “Net Financial Debt” to these Separate Financial Statements.

TIM S.p.A. Separate Financial Statements	Statements of Cash Flows	263

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia, TIM in brief, is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of TIM S.p.A. are located in Milan, Italy, at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

On July 27, 2017, the Board of Directors of TIM S.p.A. acknowledged the start of the direction and coordination by Vivendi S.A..

On September 13, 2017, Consob reported that “it considered that Vivendi exercises de facto control over TIM pursuant to Article 2359 of the Italian Civil Code and pursuant to Article 93 of the Consolidated Law on Finance, as well as under related party rules”.

The Separate Financial Statements of TIM S.p.A. as at December 31, 2017 have therefore been prepared in accordance with the relevant provisions, indicating Vivendi S.A. as the “Controlling Entity” and TIM S.p.A. as the company subject to the direction and coordination of Vivendi S.A..

TIM S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The TIM S.p.A. Separate Financial Statements for the year ended December 31, 2017 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing Article 9 of Italian Legislative Decree 38 of February 28, 2005).

In 2017, TIM S.p.A. applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted as of the Separate Financial Statements at December 31, 2017 and described below.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding years.

The statements of financial position, the separate income statements, the statements of comprehensive income, the statements of changes in equity and the statements of cash flows are presented in euros (without cents) and the notes to these separate financial statements in millions of euros, unless otherwise indicated.

Publication of the TIM S.p.A. Separate Financial Statements for the year ended December 31, 2017 was approved by resolution of the Board of Directors on March 6, 2018.

However, final approval of the TIM S.p.A. separate financial statements rests with the shareholders’ meeting.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

▪	the separate statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

▪	the separate income statement has been prepared by classifying operating expenses by nature of expense, as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with industry practice.

In addition to EBIT or Operating profit (loss), the separate income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of TIM S.p.A.. EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Income (Expenses) from investments
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

TIM S.p.A. Separate Financial Statements	Note 2	264
Form, content and other general information

EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the statements of comprehensive income include the profit or loss for the year as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate income statement, income and expenses relating to transactions, which by nature do not occur during normal operation (non-recurring transactions) have been specifically identified and their impact has been shown separately, when they are significant. Specifically, non-recurring income/(expenses) include, for instance: income/expenses arising from the sale of properties, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other intangible and tangible assets.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the income statements and the statements of cash flows.

TIM S.p.A. Separate Financial Statements	Note 1	265
Form, content and other general information

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The separate financial statements for the year ended December 31, 2017 have been prepared on a going concern basis as there is the reasonable expectation that TIM S.p.A. will continue its operational activities in the foreseeable future (and in any event for a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

▪	the main risks and uncertainties (that are for the most part of an external nature) to which TIM is exposed:

❖	changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

❖	variations in business conditions, also related to competition;

❖	changes to laws and regulations (price and rate variations);

❖	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

❖	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

▪	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, as described in the paragraph “Share capital information” under the Note “Equity”;

▪	the policy for financial risk management (market risk, credit risk and liquidity risk), as described in the Note “Financial risk management”.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding TIM S.p.A.’s ability to continue as a going concern.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3, which is generally recognized on the basis of the acquisition date fair value), and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statements of financial position as an intangible asset with an indefinite useful life, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. These costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated intangible assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statements prospectively. For a small portion of mobile offerings, the Company capitalizes directly attributable subscriber acquisition costs, currently mainly consisting of commissions for the sales network, when the following conditions are met:

▪	the capitalized costs can be measured reliably;

▪	there is a contract binding the customer for a specific period of time;

▪	it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

TIM S.p.A. Separate Financial Statements	Note 2	266
Accounting policies

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 24 and 30 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statements over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statements, conventionally under the line item “Depreciation”.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statements prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statements on a straight-line basis over the lease term.

When a lease includes both land and buildings elements, an entity assesses the classification of each element as a finance or an operating lease separately.

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

TIM S.p.A. Separate Financial Statements	Note 2	267
Accounting policies

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statements.

FINANCIAL INSTRUMENTS

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When there is objective evidence of an impairment, recoverability is verified by comparing the carrying amount of the investment against its recoverable amount consisting of the greater of fair value, net of disposal costs, and value in use.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

▪	“available-for-sale financial assets”, as non-current or current assets;

▪	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statements of comprehensive income (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statements.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statements, as required by IAS 39 (Financial instruments: recognition and measurement).

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statements.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost. Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

Securities other than investments, classified as current assets, are those that, by decision of the directors, are intended to be kept in TIM S.p.A.’s portfolio for a period of not more than 12 months, and are included in the following categories:

▪	held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

▪	held for trading and measured at fair value through profit or loss;

TIM S.p.A. Separate Financial Statements	Note 2	268
Accounting policies

▪	available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate income statement when the financial asset is disposed of or impaired.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy described above.

Financial liabilities

Financial liabilities comprise financial payables, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

▪	at the inception of the hedge, the hedging relationship is formally designated and documented;

▪	the hedge is expected to be highly effective;

▪	its effectiveness can be reliably measured;

▪	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

▪	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

▪	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable expected transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement at fair value of derivative financial instruments are directly recognized in the separate income statement.

TIM S.p.A. Separate Financial Statements	Note 2	269
Accounting policies

SALES OF RECEIVABLES

Sales of receivables by TIM S.p.A. are carried out under factoring agreements. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, therefore meeting the requirements of IAS 39 for derecognition. Specific servicing contracts, through which the buyer confers a mandate to TIM S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets. Losses on such contracts, if any, are recorded in full in the separate consolidated income statements when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets held for sale or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from other assets and liabilities in the separate statements of financial position. The corresponding amounts for the previous year are not reclassified in the statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such.

An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

▪	represents a major line of business or geographical area of operations;

▪	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

▪	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets held for sale or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets or disposal groups classified as held for sale and expensed in the separate income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

The finance expenses and other expenses attributable to the liabilities of a disposal group classified as held for sale must continue to be recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory pursuant to Article 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations.

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. The interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate income statement under financial expenses.

Starting from January 1, 2007, Italian Law gave employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

TIM S.p.A. Separate Financial Statements	Note 2	270
Accounting policies

Equity compensation plans

TIM S.p.A. provides additional benefits to certain managers of the Company through equity compensation plans (for example: stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in “Employee benefits expenses”, for employees of the Company, and in “Investments”, for employees of subsidiaries, over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. An adjustment is made to “Other equity instruments” for the impact of the change in estimate with contra-entry to “Employee benefits expenses” or “Investments”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses” for employees of the Company, and in “Investments”, for employees of subsidiaries; at the end of each year such liability is measured at fair value.

PROVISIONS

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

GOVERNMENT GRANTS

Government grants are recognized when there is a reasonable certainty that they will be received and that the Company will satisfy all the conditions established for their granting by the government, government entities and equivalent local, national or international entities.

Government grants are recognized in the separate income statement, on a straight-line basis, over the periods in which the Company recognizes the expenses that the grants are intended to offset as costs.

Government grants related to assets received for the acquisition and/or construction of non-current tangible assets are recorded as deferred income in the statement of financial position and credited to the separate income statement on a straight-line basis over the useful life of the plants that the grants relate to.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statements.

REVENUES

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized only when it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

▪	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statements according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

TIM S.p.A. Separate Financial Statements	Note 2	271
Accounting policies

Revenues from prepaid traffic are recorded on the basis of effective consumption. Deferred revenues for prepaid traffic not yet consumed are recorded in “Trade and miscellaneous payables and other current liabilities” in the statements of financial position.

▪	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, TIM S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. Revenues allocated to handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings of packages of products and services in the mobile businesses are contracts with a minimum contractual period between 24 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

▪	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statements in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

DIVIDENDS

Dividends received are recognized in the separate income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

Income tax expense includes all taxes calculated on the basis of the taxable income of the Company.

The income tax expense is recognized in the separate income statement, except to the extent that it relates to items directly charged or credited to equity, in which case the related tax effect is recognized in the relevant equity reserves. In the Statements of comprehensive income the amount of income tax expense relating to each item included as “Other components of the Statements of comprehensive income” is indicated.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the relevant carrying amounts in the separate financial statements, except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

TIM S.p.A. Separate Financial Statements	Note 2	272
Accounting policies

USE OF ESTIMATES

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and assumptions considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are detailed below.

Financial statements area	Accounting estimates
Goodwill impairment	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

Identifying the impairment indicators, estimating the future cash flows and calculating the fair value of each asset requires Management to make significant estimates and assumptions in calculating the discount rate to be used, and the useful life and residual value of the assets. These estimates can have a significant impact on the fair value of the assets and on the amount of any impairment write-downs.

Capitalization/deferment of costs	The capitalization/deferment of internal and external costs is a process that entails elements of estimation and valuation. Specifically, it involves the valuation of: i) the likelihood that capitalized costs will be recovered through correlated future revenues; and ii) the effective increase in the future economic benefits embodied in the related asset.

Provision for bad debts	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing, and thus on the amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

w  the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

w  the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income tax expense (current and deferred)	Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carry-forwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For more details, see the Note “Supplementary disclosures on financial instruments”.

As required by IAS 8.10 (Accounting Policies, Changes in Accounting Estimates and Errors) in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management, through careful subjective evaluation techniques, chooses the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, which are neutral, prepared on a prudent basis and complete in all material respects.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2017

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force as of the financial statements at December 31, 2017.

TIM S.p.A. Separate Financial Statements	Note 2	273
Accounting policies

Amendments to IAS 12 (Income Taxes) – Recognition of Deferred Tax Assets for Unrealized Losses

On November 6, 2017, Commission Regulation (EU) 2017/1989 was introduced, adopting at EU level several amendments to IAS 12 (Income Taxes) to clarify the recognition of deferred tax assets on unrealized losses from debt instruments measured at fair value.

The adoption of these amendments had no impact on the separate financial statements of TIM S.p.A. at December 31, 2017.

Amendments to IAS 7 (Statement of Cash Flows) – Disclosure Initiative

On November 6, 2017, Commission Regulation (EU) 2017/1990 was introduced, adopting at EU level several amendments to IAS 7 (Statement of Cash Flows). The purpose of the amendments is to provide additional disclosures to users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, showing in the reconciliation between the opening and closing balances of those liabilities:

◾	changes arising from cash flow from financing activities;

◾	changes arising from the acquisition or from the loss of control of business units;

◾	changes in fair value; and

◾	other changes.

The adoption of these amendments had no material impact on the separate financial statements of TIM S.p.A. at December 31, 2017.

TIM S.p.A. Separate Financial Statements	Note 2	274
Accounting policies

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these separate financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB:

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 15 (Revenue from Contracts with Customers)	1/1/2018
Clarifications to IFRS 15 (Revenue from Contracts with Customers)	1/1/2018
IFRS 9 (Financial Instruments)	1/1/2018
IFRS 16 (Leases)	1/1/2019
Improvements to the IFRS (2014–2016 cycle) – Amendments to IAS 28	1/1/2018
Amendments to IFRS 2 (Classification and measurement of share-based payments)	1/1/2018
New Standards and Interpretations not yet endorsed by the EU
IFRIC 22 (Foreign currency transactions and advance consideration)	1/1/2018
Amendments to IAS 40 (Investment property)	1/1/2018
IFRIC 23 – Uncertainty over income tax treatments	1/1/2019
Amendments to IFRS 9: Prepayment features with negative compensation	1/1/2019
Amendments to IAS 28: Long-term interests in Investments in associates and joint ventures	1/1/2019
Improvements to the IFRS (2015–2017 cycle)	1/1/2019
Amendments to IAS 19: plan amendment, curtailment or settlement	1/1/2019
IFRS 17: Insurance contracts	1/1/2021

IFRS 15 (Revenues from contracts with customers)

On September 22, 2016, Regulation EU 2016/1905 was issued, which endorsed IFRS 15 (Revenues from contracts with customers) and the related amendments. In addition, on October 31, 2017, Regulation EU 2017/1987 was issued, which endorsed the Clarifications to IFRS 15.

IFRS 15 will replace the standards that currently govern revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

IFRS 15 is applied retrospectively starting from January 1, 2018; TIM S.p.A. will apply the modified retrospective approach with the cumulative effect of the first-time adoption of the standard as an adjustment to the opening shareholders’ equity and leaving the previous comparative periods unchanged.

At TIM S.p.A. level, IFRS 15 impacts the revenue recognition of fixed and mobile offerings as well as the recognition of contractual costs. There are no impacts on cash flows. The main differences with respect to the current accounting principles are as follows:

◾	bundled offerings (package of goods and services): the allocation of the contractual discount to the performance obligations involves an anticipation in the recognition of revenues with the consequent recording of a contract asset;

◾	activation/installation revenues: under current accounting principles, they are deferred over the expected term of the customer relationship; under IFRS 15, these kinds of revenue, not being related to separate performance obligations, shall be allocated to the various contractual obligations with a consequent anticipation in the recognition of revenue;

◾	contract costs (costs of obtaining a contract and costs of fulfilling a contract): under current accounting principles, they are already capitalized/deferred and charged to the separate income statement on the basis of the expected term of the customer relationship as well as of the kind of customers. With the adoption of IFRS 15, this approach will be substantially confirmed. Based on the analyses carried out, however, some impacts are expected, in particular in relation to:

❖	definition of kinds of deferrable costs which will be revised in order to exclude costs, if any, that don’t meet the requirements of paragraph 97 of IFRS 15;

❖	the portion of costs of obtaining a contract that under current accounting standards is capitalized (Intangible assets with a finite useful life) and amortized, under IFRS 15 will be reclassified to prepaid expenses involving lower amortization costs and higher costs for services, without any impact on the shareholders’ equity and profit (loss) before tax at the transition date.

TIM S.p.A. Separate Financial Statements	Note 2	275
Accounting policies

TIM S.p.A. expects that the adoption of the new standard will have an overall negative net impact on shareholders’ equity at January 1, 2018 (transition date) arising from the combined effect of:

◾	recording of the contract asset associated with the early recognition of revenue for bundle offerings and new accounting model of activation/installation revenues with an overall increase in the shareholders’ equity;

◾	revision of kinds of deferrable contractual costs with a negative impact on shareholders’ equity.

The estimates of the impacts on shareholders’ equity at the transition date are currently being defined.

The process of implementing the new accounting principle involves significant updates and changes on IT systems, modification and updating of control and compliance models and related processes. The impacts are based on the results of the analyses at the date of preparation of these financial statements and may change as TIM S.p.A. has not yet completed the specific project. Furthermore, the impacts at the transition date, which will affect the shareholders’ equity, are not indicative of future developments, as the business model and the marketing and contractual policies with the customers could change with consequent impacts on revenues and related costs.

IFRS 9 (Financial Instruments)

On November 22, 2016, Regulation EU 2016/2067 was issued, which endorsed IFRS 9 (Financial Instruments), relating to classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments and hedge accounting.

IFRS 9 is applied starting from January 1, 2018. TIM S.p.A. has decided to apply the following options:

◾	to defer the application of the hedge accounting model under IFRS 9 and to continue the adoption of the IAS 39 model;

◾	not to restate the comparative periods in the year of initial application of the new standard.

◾	At TIM S.p.A. level, IFRS 9 mainly impacts the determination of expected losses on trade receivables and other financial assets (change from the incurred loss model provided for by IAS 39 to the expected credit loss model).

◾	TIM S.p.A. expects that the adoption of the new standard will have a non-significant negative impact on shareholders’ equity at the transition date, mainly due to higher impairment losses on trade receivables and other financial assets.

The estimates of the impacts on shareholders’ equity at the transition date are currently being defined.

The process of implementing the new accounting principle involves significant updates and changes on IT systems, modification and updating of control and compliance models and related processes. The reported impacts are based on the results of the analyses at the date of preparation of these financial statements and may change as TIM S.p.A. has not yet completed the specific project. Furthermore, the impacts at the transition date, which will affect the shareholders’ equity, are not indicative of future developments, as the business model and the contractual policies could change with consequent impacts on the financial statements.

IFRS 16 (Leases)

On October 31, 2017, Regulation EU 2017/1986 was issued, which endorsed IFRS 16 (Leases). IFRS 16 will replace IAS 17 (Leases) and the related Interpretations (IFRIC 4 Determining whether an arrangement contains a lease; SIC 15 Operating Leases-Incentives; SIC 27 Evaluating the substance of transactions in the legal form of a lease).

For passive lease contracts that meet the requirements of the new standard (which does not distinguish between operating and finance leases), IFRS 16 provides for the recording of a liability in the statement of financial position, equal to the present value of future lease payments, and a correspondent write-of-use asset.

IFRS 16 is applied retrospectively starting from January 1, 2019; TIM S.p.A. intends to apply the simplified retrospective approach with the recording, for leases previously classified – under IAS 17 – as operating leases, of the lease liability and the corresponding right-of-use asset measured at the present value of the remaining lease payments at the transition date.

The main impacts on TIM S.p.A. financial statements, still under evaluation, are detailed as follows:

◾	statement of financial position: higher non-current assets due to the recording of the “write-of-use assets” against higher financial lease liabilities;

◾	separate income statement: different nature, qualification and classification of expenses (amortisation of the “right-of-use assets” and “finance expenses for interest” instead of “Rent and leases – fees for operating leases”, as per IAS 17) with a consequent positive impact on gross operating profitability. Furthermore, the combination of the straight-line amortisation of the “write-of-use asset” and the effective interest rate method applied to the lease payables entail, compared to IAS 17, higher expenses in the income statement in the first years of the lease contract and decreasing costs in the last years.

TIM S.p.A. Separate Financial Statements	Note 2	276
Accounting policies

NOTE 3

GOODWILL

Goodwill at December 31, 2017 amounted to 27,027 million euros and consisted of the goodwill allocated to the domestic segment of TIM S.p.A.. The amount also included the goodwill allocated to the International Wholesale CGU, in line with the amount recognized in the consolidated financial statements. This item was unchanged from December 31, 2016.

In accordance with IAS 36, goodwill is not subject to amortization, but it is tested for impairment at least annually. Accordingly, in preparing the 2017 Annual Report, TIM S.p.A. conducted impairment tests on the recoverability of the goodwill, in accordance with the procedure adopted by the Company.

The value used to determine the recoverable amount is the value in use.

The recoverable amount of the assets as at December 31, 2017 was higher than the carrying amount for both the domestic segment of TIM S.p.A. and the goodwill allocated to the International Wholesale CGU, thereby showing no sign of impairment.

The recoverable amount of the assets was measured in the same way as for the impairment tests on the Core Domestic CGU and the International Wholesale CGU conducted for the Group’s consolidated financial statements.

Impairment testing of Goodwill for the purposes of the separate financial statements of TIM S.p.A. focused on the domestic segment of TIM S.p.A. and the International Wholesale CGU, as outlined below:

◾	the domestic segment of TIM S.p.A. corresponds to the Core Domestic CGU considered for the impairment testing of goodwill in the consolidated financial statements, excluding the minor subsidiaries that lie outside its perimeter;

◾	the International Wholesale CGU consists of the investment held in Telecom Italia Sparkle S.p.A. and goodwill, as allocated as in the consolidated financial statements, of 412 million euros. The CGU coincides with the International Wholesale CGU considered for the purposes of the Group’s consolidated financial statements.

Value in use estimates were made, in accordance with IAS 36 and with valuation principles and best practices, based on the expected cash flows in different scenarios. The various expected cash flows were then summarized into an average normal cash flow, determined with the aid of Experts (expert appraisers and industry experts) and based on the data from the 2018-2020 Industrial Plan approved by the Board of Directors. For the International Wholesale CGU, given that no additional risk factors are envisaged, the average expected cash flows coincided with Industrial Plan figures.

For the Core Domestic CGU, expected average cash flows were measured for the three years of the 2018-2020 Industrial Plan, plus an additional two years on the basis of extrapolated data, for which future cash flows were explicitly forecast for a period of five years (2018-2022). The extrapolation of data for 2021-2022 enabled market and competition trends that will become manifest beyond the time horizon of the 2018-2020 Industrial Plan to be captured.

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2022, adjusted as necessary to take into consideration a suitable level of long-term capital expenditure.

The Industrial Plan (2018-2020) incorporates valuations of risk factors and the actions adopted to mitigate them. In estimating future cash flows for the purposes of impairment testing, management, in collaboration with the Experts, decided to give a greater weighting to external data available and conduct additional challenges on specific risk factors by modifying the amount and/or distribution over time of future cash flows.

The cost of capital used to discount the future cash flows in the estimate of the value in use was determined as follows:

◾	it was estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

◾	it reflects current market estimates of the time value of money and the specific risks associated with the asset groups, and includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

◾	it was calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

◾	Details are provided below, for each CGU, of the weighted average cost of capital (WACC rate) used to discount the future cash flows, and the equivalent rate before tax.

◾	Details are also provided of the growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), expressed in nominal terms and related to the cash flows in their functional currency. Lastly, details are provided of the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

PRINCIPAL PARAMETERS FOR THE ESTIMATES OF VALUE IN USE

	TIM S.p.A. domestic segment %	International Wholesale %
WACC	6.39%	6.39%

WACC before tax	8.58%	8.31%

Growth rate beyond the explicit period (g)	0.5%	0.5%

Capitalization rate (WACC-g)	8.08%	7.81%

Capex/Revenues, % perpetual	19.26%	5.86%

TIM S.p.A. Separate Financial Statements	Note 3	277
Goodwill

The growth rates for the CGU were estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by analysts who monitor Telecom Italia shares.

Separate parameters for the various CGUs were used to estimate of the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, according to the phase of capital expenditure, competitive positioning and the technological infrastructure operated.

The difference between the values in use and the relative carrying amounts as at December 31, 2017 is as follows:

(millions of euros)	TIM S.p.A. domestic segment	International Wholesale
Difference between values in use and net carrying amounts	+2,197	+242

Sensitivity analyses were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below of the variables which, considered separately and taking the other parameters as constant, are needed to make the recoverable amount of the respective CGUs equal to their net carrying amount.

VARIABLES THAT MAKE THE VALUE IN USE EQUAL TO THE CARRYING AMOUNT

	TIM S.p.A. domestic segment %	International Wholesale %
WACC before tax	8.94%	10.30%

Capitalization rate (WACC-g)	8.44%	9.80%

Capex/Revenues, % of terminal value (TV)	21.14%	7.92%

TIM S.p.A. Separate Financial Statements	Note 3	278
Goodwill

NOTE 4

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 363 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Mergers/ demergers	Additions	Amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2016
Industrial patents and intellectual property rights	1,221	9	565	(902)			435	1,328

Concessions, licenses, trademarks and similar rights	2,093		18	(280)			234	2,065

Other intangible assets	66		75	(75)			(1)	65

Work in progress and advance payments	696	5	398			(2)	(669)	428

Total	4,076	14	1,056	(1,257)	—	(2)	(1)	3,886

(millions of euros)	12/31/2016	Additions	Amortization	Impairment (losses) / reversals	Disposals	Other changes	12/31/2017
Industrial patents and intellectual property rights	1,328	453	(870)			312	1,223

Concessions, licenses, trademarks and similar rights	2,065	13	(281)			3	1,800

Other intangible assets	65	98	(83)				80

Work in progress and advance payments	428	1,063		(30)		(315)	1,146

Total	3,886	1,627	(1,234)	(30)	—	—	4,249

Industrial patents and intellectual property rights mostly consisted of software (divided mainly between application software and plant operation software), purchased outright and under user license. They are amortized over an expected useful life of two/three years, whereas patents are amortized over five years.

The figure fell by 105 million euros compared to December 31, 2016, mainly driven down by amortization for the year, which was only partially offset by additions made and the intangible assets under construction that came into operation.

Concessions, licenses, trademarks and similar rights mainly related to the unamortized cost of licenses for mobile and fixed telecommunications services. These decreased by 265 million euros compared to December 31, 2016.

TIM S.p.A. Separate Financial Statements	Note 4	279
Intangible assets with a finite useful life

The value of telephone licenses and similar rights, and their useful lives, are detailed below:

Type	Net carrying amount at 12/31/2017 (thousands of euros)	Useful life (Years)	Amortization charge at 12/31/2017 (thousands of euros)
UMTS	537,115	18	134,279

UMTS 2100 MHz	29,447	12	7,362

WiMax	4,987	15	921

LTE 1800 MHz	102,852	18	8,571

LTE 800 MHz	720,379	17	60,032

LTE 2600 MHz	79,226	17	6,602

GSM license (extension)	17,098	3	34,195

L Band (1452-1492 MHz)	197,468	14	16,471

Other intangible assets mainly included capitalized Subscriber Acquisition Costs (SACs) of the Business and Consumer segments in the mobile telephony area. The unamortized cost at December 31, 2017 was 78 million euros (63 million euros at December 31, 2016). The amortization of these subscriber acquisition costs – amounting to 82 million euros – is completed in a period of 24 to 30 months, corresponding to the minimum duration of contracts signed with customers.

Work in progress and advance payments amounted to 1,146 million euros (428 million euros at December 31, 2016) showing an increase of 718 million euros, mainly as a result of the advance payment of 630 million euros for the extension of user rights to the 900 MHz and 1800 MHz bands until December 31, 2029, with effect from July 1, 2018. In addition, impairment of 30 million euros was recognized on projects for the development of software that will no longer be used.

Capital expenditures in 2017 totaled 1,627 million euros and included 217 million euros of internally generated assets (229 million euros in 2016). The figure rose by 571 million euros compared to December 31, 2016, driven mainly by additions to work in progress and advance payments in connection with the extension obtained on user rights to the 900 MHz and 1800 MHz bands (630 million euros), which was partially offset by lower capex in industrial patents and intellectual property rights (-112 million euros compared to 2016).

Internally generated assets referred to:

◾	development and evolutionary maintenance of software programs and platforms;

◾	engineering, design of solutions, applications and innovative network services.

Amortization of intangible assets amounted to 1,234 million euros, down by 23 million euros compared to the amount recognized in 2016 (1,257 million euros), due to the decrease in software under amortization.

Amortization is recorded in the income statement under the components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2017 and December 31, 2016 can be summarized as follows:

(millions of euros)	Gross carrying amount	12/31/2016 Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	7,827	(7)	(6,492)	1,328

Concessions, licenses, trademarks and similar rights	4,337		(2,272)	2,065

Other intangible assets	202		(137)	65

Work in progress and advance payments	428			428

Total	12,794	(7)	(8,901)	3,886

TIM S.p.A. Separate Financial Statements	Note 4	280
Intangible assets with a finite useful life

(millions of euros)	Gross carrying amount	12/31/2017 Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	8,074	(7)	(6,844)	1,223

Concessions, licenses, trademarks and similar rights	4,352		(2,552)	1,800

Other intangible assets	238		(158)	80

Work in progress and advance payments	1,176	(30)		1,146

Total	13,840	(37)	(9,554)	4,249

Patents and intellectual property rights included disposals related to the elimination or rewriting of software (for applications and plant operation) for a gross carrying amount of 519 million euros, which generated a loss of a non-significant amount.

Other intangible assets included gross disposals of 62 million euros relating to mobile Subscribers Acquisition Costs (SACs).

Work in progress and advance payments included the aforementioned impairment loss on software projects.

TIM S.p.A. Separate Financial Statements	Note 4	281
Intangible assets with a finite useful life

NOTE 5

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 825 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Merger TI Information Technology	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2016
Land	120				(2)			118

Buildings (civil and industrial)	253		7	(29)		(1)	2	232

Plant and equipment	8,385		1,742	(1,623)		(7)	282	8,779

Manufacturing and distribution equipment	40		11	(15)			2	38

Other	232	9	55	(85)			27	238

Construction in progress and advance payments	526	2	439		(1)	(1)	(324)	641

Total	9,556	11	2,254	(1,752)	(3)	(9)	(11)	10,046

(millions of euros)	12/31/2016	Mergers OMS and TIM Real Estate	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Other changes	12/31/2017
Land	118	73	1				1	193

Buildings (civil and industrial)	232	256	10	(36)			7	469

Plant and equipment	8,779	1	1,778	(1,670)		(6)	301	9,183

Manufacturing and distribution equipment	38		11	(15)			1	35

Other	238		55	(89)			31	235

Construction in progress and advance payments	641	1	462		1	(22)	(327)	756

Total	10,046	331	2,317	(1,810)	1	(28)	14	10,871

The figures reflect the effects of the merger by acquisition on October 1, 2017, with effect backdated to January 1, 2017, of the companies TIM REAL ESTATE S.r.l. and Olivetti Multiservices S.p.A. into TIM S.p.A.. Specifically, the acquired assets include 73 million euros of land and 256 million euros of buildings for office use or under lease.

Land includes both built-up land (with buildings or light constructions) and other available land (on which various building works stand that are not recorded in the land registry, such as pylons, building podia, etc.). Land, including land pertaining to buildings, is not depreciated.

Buildings (civil and industrial) almost exclusively consists of buildings for industrial use hosting telephone exchanges or for office use and light constructions (referring to constructions built with light structures and walls and registered containers). The figure rose by 237 million euros, mainly due to the mergers effected.

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. They refer to the entire company infrastructure and are divided into macro categories comprising switching, power supply systems, access and carrier networks in copper and fiber, fixed-line and mobile transmission equipment and telephone systems for termination used by the different clientele segments. This item rose by 404 million euros compared to December 31, 2016, mainly as a result of capex in network infrastructure targeting:

TIM S.p.A. Separate Financial Statements	Note 5	282
Tangible assets (owned and under finance leases)

◾	Copper, Fiber and Connections for 820 million euros;

◾	NGAN equipment (215 million euros);

◾	LTE/UTMS mobile equipment for 160 million euros;

◾	Data network and fixed-line/mobile switching for around 200 million euros;

offset by depreciation, as well as entry into operation, in particular as regards Mobile Equipment (55 million euros) and NGAN equipment (70 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plants and equipment; the item shows a decrease of 3 million euros compared to December 31, 2016.

Other is mostly made up of hardware for the functioning of the Data Centers and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines; the item shows a decrease of 3 million euros compared to December 31, 2016.

Construction in progress and advance payments refers to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use. The item rose by 115 million euros compared to December 31, 2016, driven mainly by the fast-tracking of network innovation projects. Other changes included the entry intro operation of capitalizations from previous years. disposals totaling 22 million euros, mainly relating to the sale of infrastructure to Flash Fiber.

Capital expenditures in 2017 totaled 2,317 million euros and included 240 million euros of internally generated assets (254 million euros in 2016). The figure rose by 63 million euros compared to 2016, mainly as a result of higher capex in network innovation.

Depreciation of tangible assets owned amounted to 1,810 million euros in 2017, up by 58 million euros compared to the previous year (1,752 million euros). The increase was mainly driven by capex for the development of the optic fiber network, resulting in approximately 27 million euros of additional depreciation, and capex for the development of the LTE mobile transmission network, resulting in approximately 20 million euros of additional depreciation.

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan reviewed annually to take account of useful lives by single class of fixed asset. The effects of any changes in the useful life are recognized in the separate income statement prospectively.

Depreciation for the year 2017 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33–5.55%

Plant and equipment	3–50%

Manufacturing and distribution equipment	20%

Other	11–33%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2017 and December 31, 2016 can be summarized as follows:

		12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	121	(3)		118

Buildings (civil and industrial)	1,282		(1,050)	232

Plant and equipment	60,673	(5)	(51,889)	8,779

Manufacturing and distribution equipment	264		(226)	38

Other	2,722	(2)	(2,482)	238

Construction in progress and advance payments	642	(1)		641

Total	65,704	(11)	(55,647)	10,046

		12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	196	(3)		193

Buildings (civil and industrial)	1,618		(1,149)	469

Plant and equipment	60,565	(5)	(51,377)	9,183

TIM S.p.A. Separate Financial Statements	Note 5	283
Tangible assets (owned and under finance leases)

Manufacturing and distribution equipment	276		(241)	35

Other	2,791	(2)	(2,554)	235

Construction in progress and advance payments	756			756

Total	66,202	(10)	(55,321)	10,871

With regard to the gross carrying amounts of tangible assets, in 2017 disposals were made for a total amount of 2,223 million euros, mainly in relation to fully depreciated assets. Disposals mainly concerned plant and equipment (2,188 million euros), including, in particular, disposals of fixed-line/mobile switching systems (1,774 million euros), rented mobile phones (72 million euros) and subscriber connection units (193 million euros).

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases decreased by 33 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Change in finance leasing contracts	Depreciation	Disposals	Other change	12/31/2016
Land	16						16

Buildings (civil and industrial)	1,931	23	70	(136)		11	1,899

Plant and equipment	—						—

Other	7	—	126	(16)			117

Construction in progress and advance payments	21	63				(11)	73

Total	1,975	86	196	(152)	—	—	2,105

(millions of euros)	12/31/2016	Mergers OMS and TIM Real Estate	Additions	Change in finance leasing contracts	Depreciation	(Write- downs) /Reversals	Disposals	Other changes	12/31/2017
Land	16								16

Buildings (civil and industrial)	1,899	(67)	47	2	(131)		(1)	19	1,768

Plant and equipment	—		72		(1)			28	99

Other	117			52	(27)		(9)		133

Construction in progress and advance payments	73		32	—				(49)	56

Total	2,105	(67)	151	54	(159)	—	(10)	(2)	2,072

The figures reflect the effects of the merger by acquisition on October 1, 2017, with effect backdated to January 1, 2017, of the company TIM REAL ESTATE S.r.l. into TIM S.p.A.. Specifically, through the merger, TIM acquired the values of 4 properties owned by TIM REAL ESTATE and leased to TIM under lease agreements which, in application of IAS 17 (Leasing), were classified as finance leases, entailing the recognition of tangible assets (Buildings) and the relative finance lease payables. As a result of the merger, the assets were recognized as owned buildings, with their values as leased buildings for TIM and the relative financial payables canceled.

Additions consisted mainly of the acquisition of IRU transmission capacity (72 million euros), in view of the payment at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations.

With regard to the Real Estate Project, in 2017, 14 real estate leases were renegotiated and/or renewed under new contracts, which resulted in their reclassification from operating leases to financial leases, and – for those already classified as finance leases – in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at December 31, 2017 of approximately 2 million euros in terms of higher tangible assets (Buildings) and related payables for financial leases.

TIM S.p.A. Separate Financial Statements	Note 5	284
Tangible assets (owned and under finance leases)

Plant and equipment rose by 99 million euros compared to December 31, 2016, reflecting the surplus from the acquisition of IRU transmission capacity (of which 72 million euros were allocated to capex for the period and 28 million euros were allocated pro-rata to work in progress recognized in 2016).

The item Other increased by 16 million euros compared to December 31, 2016 and included the effects of new leases on 3,583 industrial vehicles, which were recognized as finance leases and resulted in the recognition in the statement of financial position at December 31, 2017 of an additional 52 million euros of tangible assets and relative payables for finance leases. Disposals referred to the net carrying amount of leased vehicles returned to the lessor in advance, which was offset by the cancellation of the relative financial payables.

Depreciation and impairment losses have been recorded in the income statement as components of EBIT.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2017 and December 31, 2016 can be summarized as follows:

		12/31/2016
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	16			16

Buildings (civil and industrial)	3,532	(27)	(1,606)	1,899

Plant and equipment	—			—

Other	155		(38)	117

Construction in progress and advance payments	73			73

Total	3,776	(27)	(1,644)	2,105

		12/31/2017
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	16			16

Buildings (civil and industrial)	3,391	(27)	(1,596)	1,768

Plant and equipment	101		(2)	99

Other	192		(59)	133

Construction in progress and advance payments	56			56

Total	3,756	(27)	(1,657)	2,072

TIM S.p.A. Separate Financial Statements	Note 5	285
Tangible assets (owned and under finance leases)

At December 31, 2017, lease payments due in future years and their present value were as follows:

	12/31/2017		12/31/2016
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	221	212	234	199

From 2 to 5 years	842	689	943	750

Beyond 5 years	2,306	1,052	2,439	1,108

Total	3,369	1,953	3,616	2,057

(millions of euros)	12/31/2017	12/31/2016
Future net minimum lease payments	3,369	3,616

Interest portion	(1,416)	(1,559)

Present value of lease payments	1,953	2,057

Finance lease liabilities (1)	2,003	2,128

Financial receivables for lease contracts (2)	(50)	(71)

Total net finance lease liabilities	1,953	2,057

(1)	These included 11 million euros of financial payables to Teleleasing (17 million euros at December 31, 2016) for direct and indirect lease transactions.
(2)	These relate to the present value of the payments to be received from the contractual relationships recognized as finance leases in accordance with IAS 17, as detailed in the Note “Financial assets (non-current and current)”.

At December 31, 2017, adjustments to lease payments based on the ISTAT price index totaled 13 million euros (16 million euros at December 31, 2016).

TIM S.p.A. Separate Financial Statements	Note 5	286
Tangible assets (owned and under finance leases)

NOTE 6

INVESTMENTS

Investments increased by 15 million euros compared to December 31, 2016 and included:

(millions of euros)	12/31/2017	Of which IAS 39 Financial Instruments	12/31/2016	Of which IAS 39 Financial Instruments
Subsidiaries	7,705		7,693

Associates and joint ventures	9	—	10	—

Other investments	33	33	29	29

Total	7,747	33	7,732	29

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2017, the most significant transactions with subsidiaries, associates and joint ventures of TIM S.p.A. were the following:

▪	Merger by acquisition of TIM REAL ESTATE S.r.l.: the merger by acquisition of this company into TIM S.p.A. was completed on October 1, 2017, effective retroactively January 1, 2017 for accounting and tax purposes.

▪	Merger by acquisition of Olivetti Multiservices S.p.A: the merger by acquisition of this company into TIM S.p.A. was completed on October 1, 2017, effective retroactively January 1, 2017 for accounting and tax purposes.

Movements during 2017 for each investment and the corresponding amounts at the beginning and end of the year are reported below. The list of investments in subsidiaries, associates and joint ventures at December 31, 2017 is presented in compliance with Article 2427 of the Italian Civil Code and reported in the Note “List of investments in subsidiaries, associates and joint ventures”.

TIM S.p.A. Separate Financial Statements	Note 6	287
Investments

Investments

(thousands of euros)	Carrying amount at 12/31/2016	Mergers/ Demergers	Acq./ Subscr./ Payments to cover losses	Disposals/ Reimb.	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2017
Investments in subsidiaries
4G RETAIL	15,108						—	15,108

ADVANCED CARING CENTER (#)	4						—	4

CD FIBER	50						—	50

FLASH FIBER	14,424		62,400				62,400	76,824

HR SERVICES	570						—	570

INFRASTRUTTURE WIRELESS ITALIANE	828,494						—	828,494

MEDITERRANEAN NAUTILUS ITALY (#)	3						—	3

NOVERCA	9,830		10,372				10,372	20,202

OLIVETTI	22,430				(5,900)		(5,900)	16,530

OLIVETTI MULTISERVICES	40,408	(40,408)					(40,408)	—

PERSIDERA	137,641						—	137,641

TELECOM ITALIA CAPITAL	2,388						—	2,388

TELECOM ITALIA FINANCE	5,914,971						—	5,914,971

TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA	—						—	—

TELECOM ITALIA SAN MARINO	7,565						—	7,565

TELECOM ITALIA SPARKLE	586,651						—	586,651

TELECOM ITALIA TRUST TECHNOLOGY	8,498						—	8,498

TELECOM ITALIA VENTURES	3,510				(969)		(969)	2,541

TELECONTACT CENTER	12,523						—	12,523

TELENERGIA	50						—	50

TELSY	14,517						—	14,517

TI AUDIT COMPLIANCE LATAM (in liquidation)	313						—	313

TIERRA ARGENTEA (in liquidation)	—						—	—

TIMVISION	50		1,000				1,000	1,050

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES	—						—	—

TIM REAL ESTATE	50	(50)					(50)	—

TIM TANK	16,875		1,500				1,500	18,375

TIMB 2	—						—	—

TN FIBER	55,654				(15,854)		(15,854)	39,800

	7,692,577	(40,458)	75,272	—	(22,723)	—	12,091	7,704,668

(#)	Company indirectly controlled by TIM S.p.A. whose employees subscribed to the 2010 and/or 2014 Broad-Based Share Ownership Plans (BBSOP).

TIM S.p.A. Separate Financial Statements	Note 6	288
Investments

(thousands of euros)	Carrying amount at 12/31/2016	Mergers/ Demergers	Acq./ Subscr./ Payments to cover losses	Disposals/ Reimb.	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2017
Investments in associates and joint ventures
ALFIERE	—				(6,645)	6,645	—	—

AREE URBANE (in liquidation)	—						—	—

ASSCOM INSURANCE BROKERS	20						—	20

DONO PER (in liquidation)	35		150		(182)		(32)	3

NORDCOM	2,143						—	2,143

TIGLIO I	7,423				(826)		(826)	6,597

TIGLIO II (in liquidation)	149				(30)		(30)	119

Consorzio EO (in liquidation)	—						—	—

	9,770	—	150	—	(7,683)	6,645	(888)	8,882

(thousands of euros)	Carrying amount at 12/31/2016	Mergers/ Demergers	Acq./ Subscr./ Payments to cover losses	Disposals/ Reimb.	Impairment losses/ Reversals/ Fair value adjustments	Other changes and reclassifications	Total changes	Carrying amount at 12/31/2017
Investments in other companies
ASSICURAZIONI GENERALI (**)	2,661				194		194	2,855

BANCA UBAE	1,898						—	1,898

FIN. PRIV.(**)	16,509				3,424		3,424	19,933

IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832						—	3,832

ISTITUTO EUROPEO DI ONCOLOGIA	2,116						—	2,116

Other minor investments	2,721	—	281	—	(220)	—	61	2,782

	29,737	—	281	—	3,398	—	3,679	33,416

Total Investments	7,732,084	(40,458)	75,703	—	(27,008)	6,645	14,882	7,746,966

(**)	Investments measured at fair value.

TIM S.p.A. Separate Financial Statements	Note 6	289
Investments

NOTE 7

FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)			12/31/2017	12/31/2016
Non-current financial assets
Financial receivables and other non-current financial assets
Financial receivables from parents			—	—

Financial receivables from subsidiaries			75	—

Financial receivables from associates and joint ventures			—	12

Financial receivables from other related parties			—	—

Financial receivables for lease contracts			17	24

Receivables from employees			43	45

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			310	534

Non-hedging derivatives			1,016	1,532

Other financial receivables			150	—

Prepaid expenses			—	—

Total non-current financial assets	(a	)	1,611	2,147

Current financial assets
Securities other than investments
Held for trading			—	—

Held-to-maturity			—	—

Available-for-sale			746	842

			746	842

Financial receivables and other current financial assets
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)			100	100

Financial receivables for lease contracts			33	47

Receivables from employees			14	14

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			79	123

Non-hedging derivatives			98	67

Financial receivables from parents			—	—

Financial receivables from subsidiaries			1	—

Financial receivables from associates and joint ventures				—

Other financial receivables			—	—

Prepaid expenses			1	1

			326	352

Cash and cash equivalents			771	1,230

Total current financial assets	(b	)	1,843	2,424

Total financial assets	(c)=(a+b	)	3,454	4,571

Financial receivables for lease contracts amounted to 50 million euros (71 million euros at December 31, 2016), showing a decrease of 21 million euros. The item includes the following contractual relationships recognized as finance leases in accordance with IAS 17:

◾	new commercial offers for Consumer and Business customers involving the rental of ADSL routers (37 million euros, 24 million euros at December 31, 2016);

◾	lease agreements entered into in prior years by Teleleasing and “full rent” rental agreements (13 million euros, 25 million euros at December 31, 2016).

Receivables from employees (current and non-current) refer to the remaining amount due on loans granted.

TIM S.p.A. Separate Financial Statements	Note 7	290
Financial assets (non-current and current)

Hedging derivatives amounted to 389 million euros (657 million euros at December 31, 2016) and related to:

◾	hedged items classified as non-current assets/liabilities of a financial nature (310 million euros), mainly pertaining to the mark-to-market component and including cash flow hedge derivatives entered into with Telecom Italia Finance S.A. (144 million euros);

◾	hedged items classified as current assets/liabilities of a financial nature (79 million euros), relating to the mark-to-market component and to accrued income on cash flow hedge and fair value hedge derivative contracts.

Non-hedging derivatives amounted to 1,114 million euros (1,599 million euros at December 31, 2016) and included the asset value of transactions that TIM S.p.A. carries out on behalf of Group companies under centralized treasury arrangements. This item is offset by the corresponding item classified in financial liabilities.

At December 31, 2017, non-hedging derivatives consisted of:

◾	items classified as non-current financial assets (1,016 million euros), consisting of derivatives entered into with Telecom Italia Capital S.A. (43 million euros);

◾	items classified as current financial assets (98 million euros), including derivatives entered into with the Mediobanca group (38 million euros) and accrued income.

Further details are provided in the Note “Derivatives”.

Other non-current financial receivables refer to a 150 million euros deposit made with Deutsche Bank maturing in June 2019.

Securities other than investments available-for-sale, maturing beyond three months and recognized at market value, amounting to 746 million euros (842 million euros at December 31, 2016), consisted of:

◾	Italian Treasury bonds (256 million euros). These securities, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been purchased in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies;

◾	securities held in portfolio by TIM S.p.A. for a total nominal amount of USD 564 million, resulting from the public buyback offer on bonds of Telecom Italia Capital S.A. completed on July 20, 2015.

Liquid assets with banks, financial institutions and post offices (maturing after 3 months) consisted of two deposits of 50 million euros each with Bank of China and Banca Popolare di Sondrio, both maturing in April 2018.

Cash and cash equivalents fell by 459 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)	12/31/2017	12/31/2016
Liquid assets with banks, financial institutions and post offices	722	935

Checks, cash and other receivables and deposits for cash flexibility	—	1

Receivables from parents	—	—

Receivables from subsidiaries	49	294

Total	771	1,230

The different technical forms of investing available cash can be analyzed as follows:

◾	maturities: investments have a maximum maturity of three months;

◾	counterparty risk: investments are made with leading banking and financial institutions with high credit quality and with a rating of at least BBB- according to Standard & Poor’s or similar rating agencies;

◾	Country risk: deposits have been made mainly in major European financial markets.

TIM S.p.A. Separate Financial Statements	Note 7	291
Financial assets (non-current and current)

NOTE 8

MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 249 million euros compared to December 31, 2016.

Miscellaneous receivables and other non-current assets include:

(millions of euros)	12/31/2017	Of which IAS 39 Financial Instruments	12/31/2016	Of which IAS 39 Financial Instruments
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables from parents	—	—	—	—

Miscellaneous receivables from subsidiaries	6	5	6	5

Miscellaneous receivables from associates	—	—	—

Other receivables	43	7	56	7

Medium/long-term prepaid expenses	1,703		1,441

Total	1,752	12	1,503	12

Receivables due from subsidiaries of 6 million euros referred mainly to the purchase for consideration under the joint investment agreement with the Editoriale L’Espresso group, which resulted in the acquisition of Rete A, relating to the possibility for TIM (as the absorbing entity) to acquire the TIMB2 Multiplex, subject to the relevant ministerial approvals.

Other receivables included income tax receivables of 38 million euros (49 million euros at December 31, 2016).

Lastly, prepaid expenses mainly related to the deferral of costs in connection with activations and acquisitions of new customer contracts.

TIM S.p.A. Separate Financial Statements	Note 8	292
Miscellaneous receivables and other non-current assets

NOTE 9

INCOME TAX EXPENSE (CURRENT AND DEFERRED)

CURRENT INCOME TAX RECEIVABLES

Non-current income tax receivables (classified under Miscellaneous receivables and other non-current assets) amounted to 38 million euros at December 31, 2017 (49 million euros at December 31, 2016) and related to non-assigned receivables for taxes and interest resulting from the recognized deductibility from IRES tax of the IRAP tax calculated on labor costs, relating to years prior to 2012, following the entry into force of Italian Decree Law 16/2012. The item fell by 11 million euros due to receipts in 2017.

Current income tax receivables amounted to 0.4 million euros and were essentially unchanged compared to December 31, 2016.

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance is composed as follows:

(millions of euros)	12/31/2017	12/31/2016
Deferred tax assets	902	773

Deferred tax liabilities	(2)	(1)

Total	900	772

The presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally permitted. The composition of the gross amounts prior to offsetting is presented below:

(millions of euros)	12/31/2017	12/31/2016
Deferred tax assets	978	865

Deferred tax liabilities	(78)	(93)

Total	900	772

TIM S.p.A. Separate Financial Statements	Note 9	293
Income tax expense (current and deferred)

The temporary differences which made up this line item at December 31, 2017 and 2016, as well as the movements during 2017 were as follows:

(millions of euros)	12/31/2016	Recognized in profit or loss	Recognized in equity	Other changes	12/31/2017
Deferred tax assets:
Provisions for pension fund integration Law 58/92	4	1			5

Provisions	214	166		2	382

Provision for bad debts	109	(18)			91

Financial instruments	386		(41)		345

Capital grants	2	(1)			1

Taxed depreciation and amortization	99	6			105

Discounting of provision for employee severance indemnities	35	(3)	(2)	(3)	27

Other deferred tax assets	16	3		3	22

Total	865	154	(43)	2	978

Deferred tax liabilities:
Accelerated depreciation	(12)	6			(6)

Deferred gains	(4)	1			(3)

Discounting of provisions	(10)	3		(2)	(9)

Financial instruments	(13)		1		(12)

Other deferred tax liabilities	(54)	4		2	(48)

Total	(93)	14	1	—	(78)

Total Net deferred tax assets (liabilities)	772	168	(42)	2	900

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2017 were as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2017
Deferred tax assets	305	673	978

Deferred tax liabilities	(21)	(57)	(78)

Total Net deferred tax assets (liabilities)	284	616	900

CURRENT INCOME TAX PAYABLES

Current income tax payables amounted to 55 million euros at December 31, 2017 (546 million euros at December 31, 2016), down by 491 million euros mainly due to greater advances paid during the year.

TIM S.p.A. Separate Financial Statements	Note 9	294
Income tax expense (current and deferred)

INCOME TAX EXPENSE

The income tax expense for the years ended December 31, 2017 and 2016 is detailed below.

(millions of euros)	2017	2016
IRAP taxes for current year	158	148

IRES taxes for current year	357	595

Expenses/(income) from tax consolidation	9	14

Current taxes of prior years	(45)	(52)

Total current taxes	479	705

Deferred income taxes	(185)	42

Deferred taxes of prior years	17	15

Total deferred taxes	(168)	57

Total income tax expense for the year	311	762

The current IRES tax rate is 24%, while the IRAP tax rate is set at 3.9%.

Income for prior year tax (45 million euros) reflects the tax refund resulting from the income tax return with respect to the estimate made in the 2016 financial statements based on the information available at the time.

The reconciliation between the theoretical tax charge, calculated on the basis of the IRES tax rate in effect at December 31, 2017 (24%), and the effective tax charge in the separate financial statements is as follows:

(millions of euros)	2017	2016
Profit (loss) before tax
From continuing operations	1,399	2,319

From Discontinued operations/Non-current assets held for sale	—	340

Total profit (loss) before tax	1,399	2,659

Theoretical income tax	336	731

Income tax effect on increases (decreases) in variations:
dividends recognized in income	(58)	(14)

non-deductible impairments and losses on investments	7	12

non-taxable gains on investments and other income	—	(84)

non-deductible costs	4	4

other items (accelerated depreciation and amortization, economic growth aid (ACE), etc.)	(81)	(17)

Effect of IRES tax rate change	—	25

IRES taxes for previous years	(26)	(38)

Effective income tax recognized in income statement, excluding IRAP tax	182	619

IRAP tax	129	143

Total effective income tax recognized in income statement	311	762

For a better understanding of the above reconciliation, the Regional Income Tax (IRAP tax) has been shown separately so as to avoid any distorting effect arising from the fact that this tax is calculated on a different tax base to the pre-tax profit.

TIM S.p.A. Separate Financial Statements	Note 9	295
Income tax expense (current and deferred)

NOTE 10

INVENTORIES

Inventories amounted to 178 million euros at December 31, 2017, showing an increase of 45 million euros compared to December 31, 2016 (133 million euros). They mainly consist of equipment, handsets and the related accessories for fixed-line and mobile telecommunications.

In 2017, write-downs of inventories amounted to 2 million euros.

No inventories are pledged as collateral.

TIM S.p.A. Separate Financial Statements	Note 10	296
Inventories

NOTE 11

TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets rose by 10 million euros compared to December 31, 2016. The item breaks down as follows:

(millions of euros)			12/31/2017	Of which IAS 39 Financial Instruments	12/31/2016	Of which IAS 39 Financial Instruments
Amounts due on construction contracts	(a	)	34		28

Trade receivables
Receivables from customers			1,586	1,586	1,927	1,927

Receivables from other telecommunications operators			791	791	551	551

Receivables from parents			—	—	—	—

Receivables from subsidiaries			320	320	192	192

Receivables from associates and joint ventures			2	2	2	2

Receivables from other related parties			4	4	50	50

Customer collections pending credit			42	42	57	57

	(b	)	2,745	2,745	2,779	2,779

Miscellaneous receivables and other current assets
Receivables from parents			—	—	—	—

Receivables from subsidiaries			12	—	37	1

Receivables from associates and joint ventures			—	—	—	—

Receivables from other related parties			—	—	22	22

Other receivables			417	146	455	139

Trade and miscellaneous prepaid expenses			727	—	604	—

	(c	)	1,156	146	1,118	162

Total	(a+b+c	)	3,935	2,891	3,925	2,941

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The aging of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2017 and December 31, 2016 is as follows:

					Overdue:
(millions of euros)	12/31/2017	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	2,891	2,264	627	207	128	122	170

					Overdue:
(millions of euros)	12/31/2016	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	2,941	2,291	650	181	99	149	221

TIM S.p.A. Separate Financial Statements	Note 11 Trade and miscellaneous receivables and other current assets	297

Current receivables fell by 27 million euros compared to December 31, 2016, driven by higher non-recourse assignments of receivables during the year, which were offset by the higher receivables due from the subsidiary Flash Fiber for infrastructure contracts completed in 2017.

Overdue receivables fell by a total of 23 million euros, thanks to the reduction in overdue receivables in the “181–365 days and over” bracket (-78 million euros), which was positively driven by settlement agreements reached with other TLC operators and with the Italian Government, as well as by the improvement in collections from Top customers. The performance of the bracket was partially offset by the rise in short-term receivables (+55 million for overdue receivables in the “0–180 days” bracket), resulting from adjustments to the invoicing cycles for Consumer subscribers.

Amounts due on construction contracts amounted to 34 million euros (28 million euros at December 31, 2016) and included 4 million euros of receivables from the subsidiaries Flash Fiber and Inwit.

Trade receivables amounted to 2,745 million euros (2,779 million euros at December 31, 2016) and are stated net of the provision for bad debts of 416 million euros (479 million euros at December 31, 2016).

Movements in the provision for bad debts were as follows:

(millions of euros)	12/31/2017	12/31/2016
At January 1	479	468

Provision charges to the income statement	145	158

Draw downs and other changes	(208)	(147)

At December 31	416	479

The amount of the provision consisted of:

•	153 million euros (221 million euros at December 31, 2016) of specific write-downs on individual credit positions that have particular elements of risk;

•	263 million euros (258 million euros at December 31, 2016) of write-downs, made on the basis of the estimated average of uncollectable amounts, per customer segment, determined using statistical indicators.

The decrease in trade receivables of TIM (34 million euros) compared to December 31, 2016 was mainly due to the changes in the receivables due from customers, partially offset by the changes in receivables due from other operators.

Receivables from customers amounted to 1,586 million euros, showing a drop of 341 million euros compared to December 31, 2016.

Receivables from other operators amounted to 791 million euros, increasing 240 million euros compared to December 31, 2016.

Receivables from subsidiaries amounted to 320 million euros (up by 128 million euros compared to December 31, 2016) and mainly related to TLC services and products provided to Flash Fiber (135 million euros), Olivetti (47 million euros), 4GRetail (42 million euros), INWIT (35 million euros) and Telecom Italia Sparkle (32 million euros).

Receivables from associates and joint ventures, amounting to 2 million euros, referred primarily to the companies Alfiere and Tiglio 1.

Miscellaneous receivables and other current assets stood at 1,156 million euros (1,118 million euros at December 31, 2016) and are stated net of a provision for bad debts of 53 million euros. In particular, receivables from subsidiaries consisted of 5 million euros of receivables from Group companies under the tax consolidation arrangement (mainly due from INWIT), in addition to 7 million euros of other receivables (mainly due from INWIT, Persidera and Telecom Italia Capital).

Trade and miscellaneous prepaid expenses mainly included 513 million euros for the deferral of costs attributable to the acquisition and activation of new contracts with customers (427 million euros as at December 31, 2016), 30 million euros for building leases (32 million euros as at December 31, 2016), 129 million euros for rent and maintenance payments (70 million euros as at December 31, 2016), and 5 million euros for insurance premiums (25 million euros as at December 31, 2016).

TIM S.p.A. Separate Financial Statements	Note 11 Trade and miscellaneous receivables and other current assets	298

Other receivables amounted to 417 million euros (455 million euros at December 31, 2016). The item breaks down as follows:

(millions of euros)	12/31/2017	12/31/2016
Advances to suppliers	2	1

Receivables from employees	9	23

Tax receivables	15	11

Receivables for grants from the government and public entities	207	242

Sundry receivables	184	178

Total	417	455

Tax receivables totaling 15 million euros mostly consisted of credits resulting from tax returns, tax credits and credits for taxes and accessory charges unduly collected by tax authorities and currently subject to litigation, as well as the VAT receivable on the purchase of vehicles and related accessories for which refunds were requested under Italian Decree Law 258/2006, converted with amendments by Italian Law 278/2006.

Receivables for grants from the government and public entities (207 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the income statement when the related plants become ready for use.

Sundry receivables mainly included:

•	receivables for with-recourse assignments to other factoring companies (60 million euros);

•	receivables from social security and assistance agencies (24 million euros);

•	miscellaneous receivables from OLOs (45 million euros).

TIM S.p.A. Separate Financial Statements	Note 11 Trade and miscellaneous receivables and other current assets	299

NOTE 12

EQUITY

Equity consisted of:

(millions of euros)	12/31/2017	12/31/2016
Share capital issued	11,677	11,677

less: Treasury shares	(21)	(21)

Share capital	11,656	11,656

Additional paid-in capital	2,094	2,094

Legal reserve	2,240	2,145

Other reserves:

Merger surplus reserve	1,721	1,678

Other	(365)	(497)

Total other reserves	1,356	1,181

Retained earnings, including profit (loss) for the year	2,723	1,897

Total	20,069	18,973

Movements in share capital during 2017 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2016 and December 31, 2017

(number of shares)			At 12/31/2016	Share issues	At 12/31/2017	% of share capital
Ordinary shares issued	(a	)	15,203,122,583		15,203,122,583	71.61

less: treasury shares	(b	)	(37,672,014)		(37,672,014)

Ordinary shares outstanding	(c	)	15,165,450,569		15,165,450,569

Savings shares issued and outstanding	(d	)	6,027,791,699		6,027,791,699	28.39

Total shares issued	(a+d	)	21,230,914,282		21,230,914,282	100

Total shares outstanding	(c+d	)	21,193,242,268		21,193,242,268

Reconciliation between the value of shares outstanding at December 31, 2016 and December 31, 2017

(thousands of euros)			Share capital at 12/31/2016	Change in share capital	Share capital at 12/31/2017
Ordinary shares issued	(a	)	8,361,718		8,361,718

less: treasury shares	(b	)	(20,720)		(20,720)

Ordinary shares outstanding	(c	)	8,340,998		8,340,998

Savings shares issued and outstanding	(d	)	3,315,285		3,315,285

Total share capital issued	(a+d	)	11,677,003		11,677,003

Total share capital outstanding	(c+d	)	11,656,283		11,656,283

The share capital was unchanged compared to December 31, 2016.

TIM S.p.A. Separate Financial Statements	Note 12 Equity	300

Share capital information

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, with each ADS corresponding to 10 ordinary or savings shares respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the TIM S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, when there is no profit or insufficient profit reported in the separate financial statements for the year to satisfy the rights of the savings shares, the shareholders’ meeting called to approve those separate financial statements may choose to satisfy the dividend right and/or the additional right by distributing available reserves. The distribution of available reserves for such payments excludes the application of the mechanism extending the right to the preferred dividend not paid through the distribution of profits for the following two years;

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask TIM S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191 million euros.

— ● —

Additional paid-in capital at December 31, 2017 amounted to 2,094 million euros, showing no change on December 31, 2016.

The Legal reserve at December 31, 2017, amounted to 2,240 million euros, an increase of 95 million euros due to the allocation of the profit for the year 2016. The legal reserve carries a tax suspension restriction up to the amount of 1,835 million euros.

Other reserves totaled 1,356 million euros at December 31, 2017, increasing by 175 million euros compared to December 31, 2016.

The Other reserves moved through the Statements of Comprehensive Income were broken down as follows:

•	Reserve for remeasurements of employee defined benefit plans (negative 96 million euros): the item rose by 7 million euros compared to December 31, 2016, due to the recognition of actuarial gains on employee severance indemnities in 2017, net of related tax effects (2 million euros);

•	Reserve for cash flow hedges (a negative 1,053 million euros; a negative 1,206 million euros at December 31, 2016): this reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•	Reserve for available-for-sale financial assets (2 million euros): the reserve included the unrealized loss on the investment in Assicurazioni Generali (2 million euros) and the unrealized gain on the investment in Fin.Priv (5 million euros), as well as 1 million euros for the negative fair value adjustment of other available-for-sale financial assets, net of related tax effects.

The Other reserves also include:

•	Merger surplus reserve (1,721 million euros): this rose by 43 million euros compared to December 31, 2016 as a result of the recognition of merger surpluses arising from cancellations relating to the merger by acquisition of the subsidiaries TIM REAL ESTATE S.r.l. and Olivetti Multiservices S.p.A.;

•	Reserve for other equity instruments: this reserve amounted to 194 million euros (down by 6 million euros compared to December 31, 2016) and consisted of:

•	the amount of the convertible bond maturing 2015-2022 (186 million euros);

TIM S.p.A. Separate Financial Statements	Note 12 Equity	301

•	the amount of the Special Award incentive plan, approved by the Shareholders’ Meeting on May 25, 2016 (2 million euros). For further details, please refer to the Note “Equity Compensation Plans”.

•	the value of the stock options granted under the “2014-2016 Stock Option Plan” (6 million euros);

•	Unavailable reserve originating from the application of Article 7, paragraph 7 of Italian Legislative Decree 38/2005 (521 million euros): unchanged from December 31, 2016;

•	Miscellaneous reserves (67 million euros).

Retained earnings (accumulated losses), including profit (loss) for the year, was positive by 2,723 million euros at December 31, 2017, with an increase of 826 million euros compared to December 31, 2016. The change was due to:

•	as for 1,087 million euros, to profit for the year 2017;

•	as for 95 million euros, to the allocation to the legal reserve of 5% of profit for 2016, as approved by the Shareholders’ Meeting on May 4, 2017;

•	as for 166 million euros, to the distribution of dividends relating to the 2016 financial statements, as approved by the same Shareholders’ Meeting of May 4, 2017.

TIM S.p.A. Separate Financial Statements	Note 12 Equity	302

The following statement provides additional disclosure on equity and is prepared pursuant to Article 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in the three-year period 2015-2017.

Statement according to Article 2427, 7-bis

Nature/Description (millions of euros)	Amount at 12/31/2017	Possibility of utilization	Amount available	Summary of the amounts utilized in the three-year period 2015-2017
				for absorption of losses	for other reasons
Share capital	11,656

Capital reserves:
Additional Paid-in capital	2,095	A,B,C	2,095

Legal reserve	1,953	B

Reserve for other equity instruments	194	B

Other	59	A,B,C	59	25

Reserve for remeasurements of employee defined benefit plans	57	A,B,C	57

Reserve pursuant to Article 7, paragraph 7, Italian Law Decree 38/2005	521	B

Merger surplus reserve	1,678	A,B,C	1,678		178

Profit reserves:

Additional Paid-in capital	(1)	A,B,C	(1)

Legal reserve	287	B

Reserve pursuant to Article 34, Italian Law 576/1975	13	A,B,C	13

Other	13	A,B,C	13	69

Reserve for cash flow hedges and related underlyings	(1,053)		(1,053)

Reserve for available-for-sale financial assets	2	B

Reserve for remeasurements of employee defined benefit plans	(153)		(153)

Merger surplus reserve	43	A,B,C	43

Retained earnings	1,636	A,B,C	1,636	363	75

Total	19,000		4,387	457	253

Treasury shares			(40)

Amount not distributable (1)			95

Remaining amount distributable			4,252

Key:

A =	for share capital increase;
B =	for absorption of losses;
C =	for distribution to shareholders
•	Represents the amount not distributable as the part of additional paid-in capital needed to supplement the legal reserve to reach 1/5 of the share capital.

Specifically, the amounts shown in the column “Summary of the amounts utilized in the three-year period 2015/2017 – for other reasons” mainly relate to the distribution of dividends, as well as costs connected to the distribution of the dividends.

TIM S.p.A. Separate Financial Statements	Note 12 Equity	303

The table below shows the restrictions, pursuant to Article 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(millions of euros)
Off-book deductions at December 31, 2016	26

Reversal for taxation during the year	(1)

Off-book deductions at December 31, 2017	25

Deferred taxes (IRES and IRAP)	(7)

Restriction on equity at December 31, 2017	18

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31, 2016, the deductions decreased by 1 million euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Italian Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 18 million euros.

At December 31, 2017, the Company had tax-suspended reserves of 1,848 million euros, subject to taxation in the event of distribution, on which deferred taxes had not been allocated as their distribution is not foreseen.

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2017; and the options and rights granted under equity compensation plans, still outstanding at December 31, 2017:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Capital increases already approved (ordinary shares)
2014-2016 Stock Option Plan
	133,042	73	80	1.15
	343,069	189	158	1.01
	893,617	492	393	0.99
	13,555,651	7,455	5,287	0.94

Stock Options	14,925,379	8,209	5,918

2015 Convertible Bond (ordinary shares) (*)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,209

(*)	The number of shares potentially issuable shown may be subject to adjustments.

Further information is provided in the Notes “Financial liabilities (non-current and current)” and “Equity compensation plans”.

TIM S.p.A. Separate Financial Statements	Note 12 Equity	304

NOTE 13

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			12/31/2017	12/31/2016
Non-current financial liabilities
Financial payables (medium/long-term)
Bonds			13,040	12,270

Convertible bonds			1,862	1,832

Amounts due to banks			2,853	3,677

Payables to other lenders			—	104

Payables to subsidiaries			5,970	5,699

			23,725	23,582

Finance lease liabilities (medium/long-term)
Payables to parents			—

Payables to subsidiaries			1	40

Payables to associates			—	—

Payables to others			1,855	1,927

			1,856	1,967

Other financial liabilities (medium/long-term)
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,870	1,876

Non-hedging derivatives			1,016	1,532

Deferred income			—	1

			2,886	3,409

Total non-current financial liabilities	(a	)	28,467	28,958

Current financial liabilities
Financial payables (short term)
Bonds			1,522	2,451

Convertible bonds			6	6

Amounts due to banks			1,666	420

Payables to other lenders			85	113

Payables to parents			—	—

Payables to subsidiaries			531	1,383

Payables to associates			—	—

Other financial payables			—	1

			3,810	4,374

Finance lease liabilities (short-term)
Payables to parents			—	—

Payables to subsidiaries			1	9

Payables to associates			—	—

Payables to others			146	152

			147	161

Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			143	211

Non-hedging derivatives			97	64

Deferred income			—	—

			240	275

Total Current financial liabilities	(b	)	4,197	4,810

Total financial liabilities (Gross Financial Debt)	(a+b	)	32,664	33,768

TIM S.p.A. Separate Financial Statements	Note 13 Financial liabilities (non-current and current)	305

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2017 (millions of foreign currency)	12/31/2017 (millions of euros)	12/31/2016 (millions of foreign currency)	12/31/2016 (millions of euros)
USD	2,512	2,094	2,522	2,392

GBP	1,266	1,426	2,017	2,356

JPY	20,033	148	20,033	162

EURO	—	28,996	—	28,858

		32,664		33,768

The breakdown of gross financial debt by effective interest-rate bands applicable to the original transaction is provided below, excluding the effect of any derivative hedging instruments:

(millions of euros)	12/31/2017	12/31/2016
Up to 2.5%	7,298	8,382

From 2.5% to 5%	10,707	8,288

From 5% to 7.5%	8,805	9,640

From 7.5% to 10%	2,019	2,905

Over 10%	201	224

Accruals/deferrals, MTM and derivatives	3,634	4,329

	32,664	33,768

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	12/31/2017	12/31/2016
Up to 2.5%	11,388	7,760

From 2.5% to 5%	7,129	8,051

From 5% to 7.5%	8,293	11,373

From 7.5% to 10%	2,019	2,031

Over 10%	201	224

Accruals/deferrals, MTM and derivatives	3,634	4,329

	32,664	33,768

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 12/31 of the year:
(millions of euros)	2018	2019	2020	2021	2022	After 2022	Total
Convertible bonds	1,175	1,790	1,267	564	3,088	8,343	16,227

Loans and other financial liabilities	1,233	3,357	1,004	431	593	3,691	10,309

Finance lease liabilities	121	106	111	111	82	1,446	1,977

Total	2,529	5,253	2,382	1,106	3,763	13,480	28,513

Current financial liabilities	1,097	—	—	—	—	—	1,097

Total	3,626	5,253	2,382	1,106	3,763	13,480	29,610

TIM S.p.A. Separate Financial Statements	Note 13 Financial liabilities (non-current and current)	306

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	12/31/2017	12/31/2016
Non-current portion	13,040	12,270

Current portion	1,522	2,451

Total carrying amount	14,562	14,721

Fair value adjustment and measurement at amortized cost	(335)	(476)

Total nominal repayment amount	14,227	14,245

The convertible bonds include the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

This item was broken down as follows:

(millions of euros)	12/31/2017	12/31/2016
Non-current portion	1,862	1,832

Current portion	6	6

Total carrying amount	1,868	1,838

Fair value adjustment and measurements at amortized cost	132	162

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of bonds and convertible bonds totaled 16,227 million euros, down by 18 million euros compared to December 31, 2016 (16,245 million euros) as a result of new issues and repayments in 2017.

The following table lists the bonds issued by TIM S.p.A., expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/17 (%)	Market value at 12/31/17 (millions of euros)
Bonds issued
Euro	592.9	593	4.750%	5/25/11	5/25/18	99.889	101.905	604

Euro	581.9	582	6.125%	6/15/12	12/14/18	99.737	105.768	615

Euro	832.4	832	5.375%	1/29/04	1/29/19	99.070	105.653	879

GBP	850	958	6.375%	6/24/04	6/24/19	98.850	107.457	1,029

Euro	719.5	719	4.000%	12/21/12	1/21/20	99.184	107.671	775

Euro	547.5	547	4.875%	9/25/13	9/25/20	98.966	112.218	614

Euro	563.6	564	4.500%	1/23/14	1/25/21	99.447	112.283	633

Euro	(b)203.5	204	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	204

Euro	883.9	884	5.250%	2/10/10	2/10/22	99.295	117.798	1,041

Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	100.347	2,007

Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	109.909	1,099

GBP	375	423	5.875%	5/19/06	5/19/23	99.622	117.038	495

Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	105.789	1,058

Euro	750	750	3.625%	1/20/16	1/19/24	99.632	111.698	838

USD	1,500	1,251	5.303%	5/30/14	5/30/24	100	107.369	1,343

Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	107.199	1,072

Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	112.068	1,121

Euro	1,250	1,250	2.375%	12/10/17	12/10/27	99.185	100.079	1,251

Euro	670	670	5.250%	03/17/05	2/17/55	99.667	117.022	784

Total		16,227						17,462

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address: www.telecomitalia.com.

TIM S.p.A. Separate Financial Statements	Note 13 Financial liabilities (non-current and current)	307

The change in bonds during 2017 was as follows:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

Telecom Italia S.p.A. 1,250 million euros 2.375% maturing 10/12/2027	Euro	1,250	10/12/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

Telecom Italia S.p.A. 628 million euros 4.500% (2)	Euro	628	9/20/2017

Telecom Italia S.p.A. 750 million British pounds 7.375%	GBP	750	12/15/2017

(1)	Net of buybacks by the Company of 455 million euros during 2015.
(2)	Net of buybacks by the Company of 372 million euros during 2015.

Medium/long-term amounts due to banks of 2,853 million euros (3,677 million euros at December 31, 2016) decreased by 824 million euros. Short-term amounts due to banks totaled 1,666 million euros, showing an increase of 1,246 million euros (420 million euros at December 31, 2016). Short-term amounts due to banks included 886 million euros for the current portion of medium/long-term amounts due to banks.

Short-term payables to other lenders totaled 85 million euros (113 million euros at December 31, 2016) and included 4 million euros representing the current portion of medium/long-term payables to other lenders.

Medium/long-term payables to subsidiaries amounted to 5,970 million euros, showing an increase of 271 million euros compared to December 31, 2016 (5,699 million euros). They consisted of loans obtained from Telecom Italia Capital S.A. (4,172 million euros) and from Telecom Italia Finance S.A. (1,798 million euros), following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets. Short-term payables to subsidiaries amounted to 531 million euros and decreased by 852 million euros compared to December 31, 2016 (1,383 million euros). The item referred to the current portion of medium/long-term loans due to Telecom Italia Capital S.A. (268 million euros), Telecom Italia Finance S.A. (35 million euros) and Telecom Italia Sparkle (80 million euros), and to payables for current accounts held under treasury arrangements subject to market rates, mainly due to Telecom Italia Sparkle (72 million euros), Telecontact (22 million euros), TN Fiber (16 million euros), Inwit (9 million euros), H.R. Services (6 million euros) and Telecom Italia Trust Technology (6 million euros).

Medium/long-term finance lease liabilities totaled 1,856 million euros (1,967 million euros at December 31, 2016) and mainly related to building sale and leaseback transactions recognized as finance leases in accordance with IAS 17 as well as – as of 2016 – new leases on industrial vehicles, which were also recognized as finance leases. Specifically, new leases on vehicles made in 2017 resulted in the recognition of 52 million euros of additional tangible assets and related payables for financial leases in the statement of financial position at December 31, 2017. With regard to the Real Estate Project, in 2017, 14 real estate leases were renegotiated and/or renewed under new contracts, which resulted in their reclassification from operating leases to financial leases, and – for those already classified as finance leases – in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at December 31, 2017 of approximately 2 million euros in terms of higher tangible assets (Buildings) and related payables for financial leases. Short-term finance lease liabilities amounted to 147 million euros (161 million euros at December 31, 2016).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amounted to 1,870 million euros (1,876 million euros at December 31, 2016). Hedging derivatives relating to hedged items classified as current liabilities of a financial nature amounted to 143 million euros (211 million euros at December 31, 2016).

Medium/long-term non-hedging derivatives amounted to 1,016 million euros (1,532 million euros at December 31, 2016). Short-term non-hedging derivatives amounted to 97 million euros (64 million euros at December 31, 2016).

These line items include the measurement of transactions which TIM S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function, and are offset in full by the corresponding items classified as financial assets.

Further details are provided in the Note “Derivatives”.

COVENANTS, NEGATIVE PLEDGES AND OTHER CONTRACT CLAUSES IN EFFECT AT DECEMBER 31, 2017

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(19). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

[19]	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., the EIB loans and the bilateral credit line with Mediobanca, as further detailed below.

TIM S.p.A. Separate Financial Statements	Note 13 Financial liabilities (non-current and current)	308

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to loans taken out by TIM S.p.A. with the European Investment Bank (EIB), at December 31, 2017, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to non-subsidiary third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

Finally, as at December 31, 2017, no covenant, negative pledge or other clause relating to the debt position, had in any way been breached or violated.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2017:

(billions of euros)	12/31/2017		12/31/2016
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—

Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

At December 31, 2017, TIM had two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020, respectively, both not yet drawn down. On January 16, 2018, the two Revolving Credit Facilities were closed and replaced by a new Revolving Credit Facility for a total of 5 billion euros, expiring in 5 years.

TIM also has:

TIM S.p.A. Separate Financial Statements	Note 13 Financial liabilities (non-current and current)	309

•	a bilateral Term Loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca, respectively for 134 million euros expiring in November 2019 and 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna for 250 million euros, drawn down for the full amount and repaid in full at the expiry date on February 15, 2018;

•	an overdraft facility with Intesa Sanpaolo expiring December 2018 for 200 million euros, drawn down for the full amount;

•	a bilateral term loan with Intesa Sanpaolo for 2 billion euros expiring December 2018, unused.

On December 21, 2017, TIM S.p.A. notified Mediobanca of its decision to exercise the early repayment option on the 150 million euro bilateral term loan expiring July 2020, with the full repayment of the residual principal of 75 million euros on January 3, 2018.

On January 16, 2018, TIM S.p.A. exercised the early repayment option on the 2 billion euro bilateral Term Loan with Intesa Sanpaolo expiring December 2018, with repayment made on January 17, 2018.

TIM S.p.A. Separate Financial Statements	Note 13 Financial liabilities (non-current and current)	310

TIM’S RATING

At December 31, 2017, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

TIM S.p.A. Separate Financial Statements	Note 13 Financial liabilities (non-current and current)	311

NOTE 14

NET FINANCIAL DEBT

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2017 and December 31, 2016, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of European Commission Regulation implementing the Prospectus Directive”, issued by the former CESR (Committee of European Securities Regulators) on February 10, 2005 (now the European Securities & Markets Authority – ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the TIM Group and presented in the Report on Operations.

(millions of euros)			12/31/2017	12/31/2016
Non-current financial liabilities			28,467	28,958

Current financial liabilities			4,197	4,810

Total Gross financial debt	(a	)	32,664	33,768

Non-current financial assets (°)
Non-current financial receivables for lease contract			(17)	(24)

Non-current hedging derivatives			(310)	(534)

	(b	)	(327)	(558)

Current financial assets
Securities other than investments			(746)	(842)

Financial receivables and other current financial assets			(326)	(352)

Cash and cash equivalents			(771)	(1,230)

	(c	)	(1,843)	(2,424)

Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	30,494	30,786

Non-current financial assets (°)
Other financial receivables and other non-current financial assets	(e	)	(1,284)	(1,589)

Net financial debt (*)	(f=d+e	)	29,210	29,197

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(1,414)	(1,621)

Adjusted net financial debt	(f+g	)	27,796	27,576

(*)	As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note “Related party transactions”.
(º)	At December 31, 2017 and at December 31, 2016, Non-current financial assets (b + e) amounted to 1,611 million euros and 2,147 million euros, respectively.

TIM S.p.A. Separate Financial Statements	Note 14 Net financial debt	312

The following additional disclosures are provided in accordance with IAS 7.

Additional cash flow information required by IAS 7

			12/31/2016	Cash movements		Non-cash movements			12/31/2017
(thousands of euros)				Receipts and/or issues	Payments and/or reimbursements	Differences exchange rates	Fair value changes	Other changes
Financial payables (medium/long-term):
Bonds			14,721	2,250	(2,023)	(248)	(99)	(39)	14,562

Convertible bonds			1,838	—	—	—	—	30	1,868

Amounts due to banks			3,885	140	(307)	—	—	21	3,739

Other financial payables			6,828	800	(1,131)	(129)	—	(10)	6,358

	(a	)	27,272	3,190	(3,461)	(377)	(99)	2	26,527

of which short-term			3,690	—	(3,461)	(26)	(25)	2,624	2,802

Finance lease liabilities (medium/long-term):			2,128	54	(135)	—	—	(44)	2,003

	(b	)	2,128	54	(135)	—	—	(44)	2,003

of which short-term			161	—	(135)	—	—	121	147

Other financial liabilities (medium/long-term):
Hedging derivative liabilities relating to hedged items classified as non-current assets/liabilities of a financial nature			1,931	—	—	165	(172)	3	1,927

Non-hedging derivatives			1,596	—	—	(594)	119	(8)	1,113

Other liabilities			1					(1)	—

	(c	)	3,528	—	—	(429)	(53)	(6)	3,040

of which short-term			119	—	—	—	40	(5)	154

Financial payables (short-term):
Amounts due to banks			212	—	—	—	—	568	780

Other financial payables			472	—	—	—	—	(244)	228

Hedging derivative liabilities relating to hedged items classified as current assets/liabilities of a financial nature			156	—	—	(65)	(4)	(1)	86

	(d	)	840	—	—	(65)	(4)	323	1,094

Total Financial liabilities (Gross financial debt)

TIM S.p.A. Separate Financial Statements	Note 14 Net financial debt	313

	(e=a+b+c+d	)	33,768	3,244	(3,596)	(871)	(156)	275	32,664

Hedging derivative receivables relating to hedged items classified as current and non-current assets/liabilities of a financial nature	(f	)	657	—	—	(210)	(87)	29	389

Non-hedging derivative receivables	(g	)	1,599	—	—	(595)	118	(8)	1,114

Total	(h=e-f-g	)	31,512	3,244	(3,596)	(66)	(187)	254	31,161

In relation to “Exchange rate differences”, the line item “Hedging derivative liabilities relating to hedged items classified as current assets/liabilities of a financial nature” referred to the hedging of bonds issued in US dollars by Telecom Italia Capital S.A., which were acquired on the market on July 20, 2015 and are held in portfolio by TIM S.p.A.. The bonds have not been presented in the table shown above as their presentation is not required under new paragraph 44 of IAS 7 (they are not assets hedging liabilities arising from financial assets).

TIM S.p.A. Separate Financial Statements	Note 14 Net financial debt	314

NOTE 15

FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES OF TIM S.p.A.

As reported in the Note “Financial Risk Management” of the consolidated financial statements of the TIM Group, TIM S.p.A. adheres to the “Financial risk management and control guidelines” established for the Group.

The risk management policies of TIM S.p.A. observe the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by TIM S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans in euros. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with leading banking and financial counterparts whose credit ratings are constantly monitored to reduce the credit risk.

TIM S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are conducted at market rates, and multi-year loan agreements with them which are also at market rates.

INTEREST RATE RISK: SENSITIVITY ANALYSIS

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of TIM S.p.A. derivatives. In particular:

•	with regard to derivatives that convert the liabilities contracted by TIM S.p.A. to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•	if, at December 31, 2017, the interest rates in the various markets in which TIM S.p.A. operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 77 million euros (76 million euros at December 31, 2016).

ALLOCATION OF THE FINANCIAL STRUCTURE BETWEEN FIXED RATE AND VARIABLE RATE

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

TIM S.p.A. Separate Financial Statements	Note 15 Financial risk management	315

Total Financial liabilities (at the nominal repayment amount)

	12/31/2017			12/31/2016
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	11,689	4,538	16,227	11,806	4,439	16,245

Loans and other financial liabilities (*)	9,220	4,163	13,383	8,632	4,868	13,500

Total	20,909	8,701	29,610	20,438	9,307	29,745

(*)	At December 31, 2017, current liabilities totaled 1,097 million euros, of which 722 million euros at variable rates (837 million euros at December 31, 2016, of which 465 million euros at variable rates).

Total Financial assets (at the nominal investment amount)

	12/31/2017			12/31/2016
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	—	871	871	—	1,330	1,330

Securities	720	—	720	785	—	785

Other receivables	602	135	737	1,268	357	1,625

Total	1,322	1,006	2,328	2,053	1,687	3,740

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments. The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2017		12/31/2016
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	16,013	4.20	16,015	4.78

Loans and other financial liabilities	13,018	3.41	13,423	3.50

Total	29,031	3.85	29,438	4.20

Total Financial assets

	12/31/2017		12/31/2016
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	871	0.08	1,330	0.24

Securities	720	4.82	785	5.01

Other receivables	335	0.86	141	3.69

Total	1,926	1.99	2,256	2.12

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

TIM S.p.A. Separate Financial Statements	Note 15 Financial risk management	316

CREDIT RISK

Credit risk represents TIM’s exposure to possible losses arising from the failure of commercial or financial counterparties to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise, or from factors more strictly technical, commercial or administrative.

TIM’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements, excluding guarantees received, described in the Note “Contingent liabilities, other information, commitments and guarantees”.

In referring to the details indicated in the Note “Trade and miscellaneous receivables and other current assets”, it should be pointed out that provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

For the credit risk relating to the asset components which contribute to the determination of Net financial debt it should be noted that, as per Group policy, the management of the liquidity of TIM S.p.A. is guided by conservative criteria and is principally based on money market management. As part of this management, investments are made during the year with temporary excess cash resources, which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of non-fulfillment of the obligations undertaken by the counterpart, deposits were made with banking and financial institutions with a rating no lower than the investment grade; moreover, the terms of deposits are shorter than three months. With regard to the other temporary investments of liquidity, there were investments for 250 million euros in Italian Treasury Bonds.

LIQUIDITY RISK

TIM S.p.A. pursues the Group’s objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2017, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

12% of gross financial debt at December 31, 2017 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2017. The portions of principal and interest of the hedged liabilities included both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31 of the year:
(millions of euros)		2018	2019	2020	2021	2022	After 2022	Total
Convertible bonds	Principal	1,175	1,790	1,267	564	3,088	8,343	16,227

	Interest portion	627	563	457	402	365	1,780	4,194

Loans and other financial liabilities (*)	Principal	1,233	3,357	1,004	431	593	3,691	10,309

	Interest portion	363	326	238	231	227	3,373	4,758

Finance lease liabilities	Principal	121	106	111	111	82	1,446	1,977

	Interest portion	128	122	115	107	101	857	1,430

Non-current financial liabilities (*)	Principal	2,529	5,253	2,382	1,106	3,763	13,480	28,513

	Interest portion	1,118	1,011	810	740	693	6,010	10,382

Current financial liabilities (**)	Principal	1,097	—	—	—	—	—	1,097

	Interest portion	1	—	—	—	—	—	1

Total Financial liabilities	Principal	3,626	5,253	2,382	1,106	3,763	13,480	29,610

	Interest portion	1,119	1,011	810	740	693	6,010	10,383

(*)	These include hedging derivatives, but exclude non-hedging derivatives.

(**)	These exclude non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2018	2019	2020	2021	2022	After 2022	Total
Disbursements	273	242	214	214	214	1,661	2,818

Receipts	(214)	(214)	(164)	(164)	(163)	(528)	(1,447)

Hedging derivatives – net (receipts) disbursements	59	28	50	50	51	1,133	1,371

TIM S.p.A. Separate Financial Statements	Note 15 Financial risk management	317

Disbursements	396	330	286	286	286	3,764	5,348

Receipts	(396)	(330)	(286)	(286)	(286)	(3,764)	(5,348)

Non-Hedging derivatives – net (receipts) disbursements	—	—	—	—	—	—	—

Total net receipts (disbursements)	59	28	50	50	51	1,133	1,371

In order to name the Parent as the sole counterparty of the banking system, all the derivatives of the Group, except for those relating to two banking counterparties, have been centralized under TIM S.p.A.. In the TIM S.p.A. separate financial statements, this centralization has resulted in the presence of two non-hedging derivatives for each centralized transaction (one with the bank and the other for the same amount and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group.

The flows relating to the non-hedging derivatives that were placed under centralized management have therefore been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives, because the positions are fully offset and, consequently, are not significant for the analysis of liquidity risk.

MARKET VALUE OF DERIVATIVES

In order to determine the fair value of derivatives, the TIM Group uses various valuation models. The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

TIM S.p.A. Separate Financial Statements	Note 15 Financial risk management	318

NOTE 16

DERIVATIVES

Derivative financial instruments are used by TIM S.p.A. to hedge its exposure to foreign exchange rate and interest rate risks and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2017 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), and currency forwards to convert the loans/receivables secured in different foreign currencies to the functional currency.

IRS transactions, at specified maturity dates, provide for the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing all exposures with banking counterparties in just one entity (i.e. TIM S.p.A.), TIM has derivative contracts signed with banks and analogous intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 5,347 million euros. The balance of asset and liability measurements of these contracts is equal to zero.

The following table shows the derivative financial instruments of TIM S.p.A. broken down by type (for cross currency and interest rate swaps the notional amount refers to the synthetic coverage):

Type	Hedged risk	Notional amount at 12/31/2017 (millions of euros)	Notional amount at 12/31/2016 (millions of euros)	Spot Mark-to-Market* (Clean Price) at 12/31/2017 (millions of euros)	Spot Mark-to-Market* (Clean Price) at 12/31/2016 (millions of euros)
Interest rate swaps	Interest rate risk	4,334	3,334	2	42

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	—	851	—	46

Total Fair Value Hedge Derivatives		4,334	4,185	2	88

Interest rate swaps	Interest rate risk	1,585	1,585	(633)	(708)

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	4,268	5,120	(1,045)	(857)

Total Cash Flow Hedge Derivatives		5,853	6,705	(1,678)	(1,565)

Total Non-Hedge Accounting Derivatives		3	41	—	4

Total TIM derivatives		10,190	10,931	(1,676)	(1,473)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The hedging of cash flows by cash flow hedges was considered highly effective and at December 31, 2017 led to:

•	recognition in equity of unrealized gains of 203 million euros;

•	reversal from equity to the income statement of net expenses from exchange rate adjustments of 286 million euros.

TIM S.p.A. Separate Financial Statements	Note 16 Derivatives	319

The transactions hedged by cash flow hedges will generate cash flows and produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan-18	Jun-19	6.375%	Annually
GBP	375	Jan-18	May-23	5.875%	Annually
JPY	20,000	Jan-18	Oct-29	6 month JPY Libor + 0.94625%	Semiannually
USD	1,000	Jan-18	Nov-33	3 month USD Libor + 0.756%	Quarterly
EURO	791	Jan-18	July-36	6 month Euribor + 1.45969%	Semiannually
EURO	794	Jan-18	Sept-34	6 month Euribor + 0.8787%	Semiannually
USD	1,500	Jan-18	May-24	5.303%	Semiannually
USD	323	Jan-18	Jun-18	6.999%	Semiannually
USD	240	Jan-18	Jun-19	7.175%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2017 was positive by 1 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment - CVA/DVA).

TIM S.p.A. Separate Financial Statements	Note 16 Derivatives	320

NOTE 17

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of TIM consist of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Current and non-current financial liabilities”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2017.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of TIM is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2017 and 2016 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

TIM S.p.A. Separate Financial Statements	Note 17 Supplementary disclosures on financial instruments	321

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2017

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
ASSETS
Loans and Receivables	LaR		4,058	4,058							4,058

Non-current assets
Receivables from employees		7)	43	43

Other financial receivables		7)	225	225

Miscellaneous receivables from others (non-current)		8)	12	12

Current assets
Receivables from employees		7)	14	14

Other short-term financial receivables		7)	102	102

Cash and cash equivalents		7)	771	771

Trade receivables		11)	2,745	2,745

Miscellaneous receivables from others (current)		11)	146	146

Available-for-Sale financial assets	AfS		779		10	769					779

Non-current assets
Other investments		6)	33		10	23		3	20

Securities other than investments		7)	—

Current assets
Securities other than investments available-for-sale		7)	746			746		746

Financial assets at fair value through profit or loss held for trading	FAHfT		1,114				1,114				1,114

Non-current assets
Non-hedging derivatives		7)	1,016				1,016		1,016

Current assets
Non-hedging derivatives		7)	98				98		98

Hedging Derivatives	HD		389			347	42				389

Non-current assets
Hedging Derivatives		7)	310			289	21		310

Current assets
Hedging Derivatives		7)	79			58	21		79

Financial receivables for lease contracts	n.a.		50							50	50

Non-current assets		7)	17							17

Current assets		7)	33							33

Total			6,390	4,058	10	1,116	1,156	749	1,523	50	6,390

TIM S.p.A. Separate Financial Statements	Note 17 Supplementary disclosures on financial instruments	322

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair Value taken to income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		31,136	31,136							32,613

Non-current liabilities
Financial payables (medium/long-term)		13)	23,725	23,725

Current liabilities
Financial payables (short term)		13)	3,810	3,810

Trade and miscellaneous payables and other current liabilities		21)	3,601	3,601

Financial liabilities at fair value through profit or loss held for trading	FLHfT		1,113				1,113				1,113

Non-current liabilities
Non-hedging derivatives		13)	1,016				1,016		1,016

Current liabilities
Non-hedging derivatives		13)	97				97		97

Hedging Derivatives	HD		2,013			1,995	18				2,013

Non-current liabilities
Hedging Derivatives		13)	1,870			1,852	18		1,870

Current liabilities
Hedging Derivatives		13)	143			143			143

Finance lease liabilities	n.a.		2,003							2,003	3,177

Non-current liabilities		13)	1,856							1,856

Current liabilities		13)	147							147

Total			36,265	31,136	—	1,995	1,131	—	3,126	2,003	38,916

TIM S.p.A. Separate Financial Statements	Note 17 Supplementary disclosures on financial instruments	323

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at 12/31/2016

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
ASSETS
Loans and Receivables	LaR		4,355	4,355							4,355

Non-current assets
Receivables from employees		7)	45	45

Other financial receivables		7)	12	12

Miscellaneous receivables from others (non-current)		8)	12	12

Current assets				—
Receivables from employees		7)	14	14

Other short-term financial receivables		7)	101	101

Cash and cash equivalents		7)	1,230	1,230

Trade receivables		11)	2,779	2,779

Miscellaneous receivables from others (current)		11)	162	162

Available-for-Sale financial assets	AfS		871		10	861					871

Non-current assets
Other investments		6)	29		10	19		2	17

Securities other than investments		7)	—

Current assets
Securities other than investments available-for-sale		7)	842			842		842

Financial assets at fair value through profit or loss held for trading	FAHfT		1,599				1,599				1,599

Non-current assets
Non-hedging derivatives		7)	1,532				1,532		1,532

Current assets
Non-hedging derivatives		7)	67				67		67

Hedging Derivatives	HD		657			551	106				657

Non-current assets
Hedging Derivatives		7)	534			490	44		534

Current assets
Hedging Derivatives		7)	123			61	62		123

Financial receivables for lease contracts	n.a.		71							71	71

Non-current assets		7)	24							24

Current assets		7)	47							47

Total			7,553	4,355	10	1,412	1,705	844	2,273	71	7,553

TIM S.p.A. Separate Financial Statements	Note 17 Supplementary disclosures on financial instruments	324

				Amounts recognized in financial statements according to IAS 39				Levels of hierarchy or of fair value
(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
LIABILITIES
Financial Liabilities at Amortized Cost	FLAC/HD		31,688	31,688							32,725

Non-current liabilities
Financial payables (medium/long-term)		13)	23,583	23,583

Current liabilities
Financial payables (short term)		13)	4,374	4,374

Trade and miscellaneous payables and other current liabilities		21)	3,731	3,731

Financial liabilities at fair value through profit or loss held for trading	FLHfT		1,596				1,596				1,596

Non-current liabilities
Non-hedging derivatives		13)	1,532				1,532		1,532

Current liabilities
Non-hedging derivatives		13)	64				64		64

Hedging Derivatives	HD		2,087			2,085	2				2,087

Non-current liabilities
Hedging Derivatives		13)	1,876			1,874	2		1,876

Current liabilities
Hedging Derivatives		13)	211			211	—		211

Finance lease liabilities	n.a.		2,128							2,128	3,427

Non-current liabilities		13)	1,967							1,967

Current liabilities		13)	161							161

Total			37,499	31,688		2,085	1,598	—	3,683	2,128	39,835

TIM S.p.A. Separate Financial Statements	Note 17 Supplementary disclosures on financial instruments	325

Gains and losses by IAS 39 category - Year 2017

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2017(1)	of which interest
Loans and Receivables	LaR	(358)	4

Available-for-Sale financial assets	AfS	38

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(20)

Financial Liabilities at Amortized Cost	FLAC	(1,081)	(1,006)

Total		(1,421)	(1,002)

(1)	Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category - Year 2016

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2016(1)	of which interest
Loans and Receivables	LaR	(308)	2

Available-for-Sale financial assets	AfS	46

Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	602

Financial Liabilities at Amortized Cost	FLAC	(1,143)	(1,055)

Total		(803)	(1,053)

(1)	Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

TIM S.p.A. Separate Financial Statements	Note 17 Supplementary disclosures on financial instruments	326

NOTE 18

EMPLOYEE BENEFITS

Employee benefits increased by 457 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Merger of TI Inf. Technology	Increase/ Present value	Decrease	12/31/2016
Provision for employee severance indemnities	903	76	45	(59)	965

Provision for termination benefit incentives and corporate restructuring	393	1	87	(157)	324

Provision for pension and other plans	—		4		4

Total	1,296	77	136	(215)	1,293

of which:
non-current portion	1,278				1,274

current portion (*)	18				19

(*)	The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans.

(millions of euros)	12/31/2016	Increase/ Present value	Decrease	12/31/2017
Provision for employee severance indemnities	965	(1)	(51)	913

Provision for termination benefit incentives and corporate restructuring	324	685	(172)	837

Provision for pension and other plans	4		(4)	—

Total	1,293	684	(227)	1,750

of which:
non-current portion	1,274			1,661

current portion (*)	19			89

(*)	The current portion refers only to the Provision for termination benefit incentives.

The Provision for employee severance indemnities (T.F.R.) fell by a total of 52 million euros.

The reduction of 51 million euros under “Decreases” refers to indemnities paid during the year to employees who terminated employment or for ordinary advances. The lower cost of the item “increases/discounting” breaks down as follows:

(millions of euros)	2017	2016
(Positive)/negative effect of curtailment	(6)	—

Finance expenses	13	15

Net actuarial (gains) losses recognized during the year	(8)	30

Total expenses (income)	(1)	45

Effective return on plan assets	there are no assets servicing the plan

Curtailment had a positive effect due to the updating of actuarial forecasts following the commencement, between the end of 2017 and the beginning of 2018, of the corporate restructuring plan under the 2018–2020 Strategic Plan (further details are provided in the Note “Employee benefits expenses”).

The net actuarial gains recognized at December 31, 2017, totaling 8 million euros (net actuarial losses of 30 million euros for 2016), essentially related to the change in the discount rate from the 1.31% used at December 31, 2016 to 1.30%, while the inflation rate was left unchanged (1.5% for the entire time horizon).

According to Italian law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. The liability is recognized net of the partial prepayments of the fund and the payments of the amounts obtained by employees for the reasons permitted by the applicable regulations.

In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”, for the amounts due up to December 31, 2017.

TIM S.p.A. Separate Financial Statements	Note 18	327
Employee benefits

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” according to which:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.);

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate	1.50% per annum	1.50% per annum
Discount rate	1.31% per annum	1.31% per annum
Employee severance indemnities annual increase rate	2.625% per annum	2.625% per annum

Annual real wage growth:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation:
up to 40 years of age	6.50%	1.00%
From 41 to 50 years of age	2.00%	0.50%
From 51 to 59 years of age	2.00%	0.50%
From 60 to 64 years of age	20.00%	6.50%
Over 65 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Italian Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5 per annum %	1.5 per annum %

The application of the above assumptions resulted in a liability for employee severance indemnities of 913 million euros at December 31, 2017 (965 million euros at December 31, 2016).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 10.9 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+ 0.25 p.p.	(2)

0.25 p.p.	2

Annual inflation rate:
+ 0.25 p.p.	17

0.25 p.p.	(17)

Annual discount rate:
+ 0.25 p.p.	(23)

0.25 p.p.	24

TIM S.p.A. Separate Financial Statements	Note 18	328
Employee benefits

The provision for termination benefit incentives and corporate restructuring increased by a total of 513 million euros, reflecting the balance of the provisions for the effects of starting the new corporate restructuring plan (685 million euros) and drawdowns for terminations under the previous plan, which ended on December 31, 2017 (172 million euros).

TIM S.p.A. Separate Financial Statements	Note 18	329
Employee benefits

NOTE 19

PROVISIONS

Provisions increased by 129 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Increase	Taken to income	Used directly	Reclassifications/other changes	12/31/2017
Provision for taxation and tax risks	45	—	(1)	(9)	—	35

Provision for restoration costs	224	24		(3)		245

Provision for legal disputes	377	158		(28)	8	515

Provision for commercial risks	42	4		(16)	(7)	23

Provision for risks and charges on investments and corporate-related transactions	44		(2)		(3)	39

Other provisions	2	8		(4)		6

Total	734	194	(3)	(60)	(2)	863

of which:
non-current portion	596					595

current portion	138					268

The non-current portion of provisions for risks and charges mainly related to the provision for restoration costs and some of the provision for legal disputes. More specifically, in accordance with the accounting standards, the total amount of the provision for restoration costs is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The provision for taxation and tax risks decreased by 10 million euros compared to December 31, 2016.

The provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets – in particular batteries and wooden poles – and for the restoration of the sites used for mobile telephony. This item increased by 21 million euros compared to December 31, 2016.

The Provision for legal disputes rose by 138 million euros compared to December 31, 2016, mainly due to provisions allocated for litigation with TLC operators and other parties. The figure includes provisions for disputes with employees (23 million euros) and third parties (492 million euros).

The Provision for commercial risks fell by 19 million euros compared to December 31, 2016, due to draw downs in the year and the reclassification of amounts to the Provision for legal disputes following the initiation of legal action.

The Provision for risks and charges on investments and corporate-related transactions decreased by 5 million euros compared to December 31, 2016.

Other provisions rose by 4 million euros compared to December 31, 2016 due to allocations for risks of a regulatory nature.

TIM S.p.A. Separate Financial Statements	Note 19	330
Provisions for risks and charges

NOTE 20

MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities rose by 214 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)	12/31/2017	12/31/2016
Payables to social security agencies	232	115

Capital grants	391	371

Deferred income	655	574

Payables to parents	—	—

Payables to subsidiaries	12	16

Other payables to third parties	1	1

Total	1,291	1,077

Payables to social security agencies related to the remaining amount due to the INPS for estimated employee benefit obligations owed under Italian Law 58/1992, as well as – from 2015 – the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero Law” (see the Note “Employee benefits expenses” for more details). Details are as follows:

(millions of euros)	12/31/2017	12/31/2016
Non-current payables
Due from 2 to 5 years after the end of the reporting period	220	106

Due beyond 5 years after the end of the reporting period	12	9

	232	115

Current payables	49	65

Total	281	180

The item capital grants represents the component still to be released to the income statement based on the remaining useful life (estimated at around 18 years) of the assets that the grants refer to. It mainly refers to the development of infrastructure on the Ultra-broadband-UBB and Broadband-BB projects.

Medium/long-term deferred income included 265 million euros for the deferral of revenues from telephone service activation fees (268 million euros at December 31, 2016).

Payables to subsidiaries relate to the payables due for the adoption of the consolidated tax return in Italy.

TIM S.p.A. Separate Financial Statements	Note 20	331
Miscellaneous payables and other non-current liabilities

NOTE 21

TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities rose by 385 million euros compared to December 31, 2016. The figure breaks down as follows:

(millions of euros)			12/31/2017	Of which IAS 39 Financial Instruments	12/31/2016	Of which IAS 39 Financial Instruments
Payables on construction work	(a	)	19		25

Trade payables
Payables to suppliers			2,862	2,862	2,787	2,787

Payables to other telecommunication operators			240	240	139	139

Payables to parents			—	—	—	—

Payables to subsidiaries			225	225	181	181

Payables to associates and joint ventures			3	3	4	4

Payables to other related parties			24	24	168	168

	(b	)	3,354	3,354	3,279	3,279

Miscellaneous payables and other liabilities
Payables to parents			—		—

Payables to subsidiaries			42		23

Payables to other related parties			23	—	38	15

Advances received			68		51

Tax payables			484		124

Payables to social security agencies			145		160

Payables for employee compensation			167		247

Customer-related items			503	77	638	198

Trade and miscellaneous deferred income			460		425

Other current liabilities			228	170	298	239

Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year			89		19

Provisions for risks and charges for the current portion expected to be settled within 1 year			268		138

	(c	)	2,477	247	2,161	452

Total	(a+b+c	)	5,850	3,601	5,465	3,731

(*)	Analyzed in the Note “Income tax expense”

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables amounted to 3,354 million euros (3,279 million euros at December 31, 2016); as reported earlier, trade payables for the year reflect the seasonal peak in bills payable and the concentration of capital expenditure in the final months of the year.

Trade payables to subsidiaries, amounting to 225 million euros, related to amounts due to Telenergia (55 million euros), Telecom Italia Sparkle (42 million euros) for telecommunications services, Olivetti (32 million euros), 4G Retail (22 million euros), HR Services (20 million euros), Telecontact (17 million euros), INWIT (15 million euros) and Telecom Italia Trust Technologies (9 million euros) for supply contracts. Payables to associates, amounting to 3 million euros, related to supply arrangements mainly with Movenda and W.A.Y. S.r.l.. Trade payables to other related parties amounted to 24 million euros and mainly related to debt positions with the Havas group.

TIM S.p.A. Separate Financial Statements	Note 21	332
Trade and miscellaneous payables and other current liabilities

Miscellaneous payables and other liabilities amounted to 2,477 million euros, rising by 316 million euros compared to December 31, 2016. The main items of miscellaneous payables and other liabilities are as follows:

•	Tax payables, amounting to 484 million euros, mainly referred to VAT payable (385 million euros), payables for government concession tax (20 million euros) and withholding tax payables to the tax authorities as withholding agent (72 million euros);

•	Payables to social security agencies include the short-term portion of the amount payable to INPS under Italian Law 58/1992, as described in the Note “Miscellaneous payables and other non-current liabilities”;

•	customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance;

•	trade and miscellaneous deferred income mainly consisted of 131 million euros for interconnection charges (126 million euros at December 31, 2016), 175 million euros for the deferral of revenues from the activation of the telephone service (175 million euros at December 31, 2016), 21 million euros for traffic and charges (16 million euros at December 31, 2016), 51 million euros for rent and maintenance payments (36 million euros at December 31, 2016) and 4 million euros for outsourcing contract charges (3 million euros at December 31, 2016);

•	payables to subsidiaries included 16 million euros under the tax consolidation arrangement (mainly due to Olivetti, Telenergia, TN Fiber and Persidera);

•	other current liabilities included payables for government and European Union grants;

•	employee benefits and provisions.

TIM S.p.A. Separate Financial Statements	Note 21	333
Trade and miscellaneous payables and other current liabilities

NOTE 22

CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM S.p.A. was involved as at December 31, 2017, as well as those that came to an end during the year.

TIM S.p.A. has posted liabilities totaling 461 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In September 2017 the Rome Appeal Court rejected the appeal lodged by the Prosecutor’s office, confirming the acquittal of the three former managers already ordered in the first instance by the Court of Rome. The Public Prosecutor’s Office had challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted from the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (the “carousel fraud”). The criminal proceedings against them are definitively closed, as the appeal decision has not been challenged and is therefore final and irrevocable. In November 2017 the Rome Public Prosecutor’s Office ordered that the criminal case against Telecom Italia Sparkle, which had been under investigation pursuant to legislative decree 231 for alleged criminal conspiracy and transnational money laundering, also be dismissed.

At the same time, it was ordered that the sum of 1,549,000 euros be returned to the Company. This sum had been seized earlier, and corresponds to the maximum fine that could be imposed for the administrative offence of which the Company had been accused). This will happen early in 2018.

As for risks of a fiscal nature, it should be noted that in February 2014 the Revenues Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – totalled 280 million euros. In this respect the Company had filed an appeal to the Provincial Tax Commission of Rome in April 2014. The Commission rejected the appeal with a decision filed in May 2016.

The Company lodged an appeal with the Regional Tax Commission of Lazio in October 2016, opposing the judgement in the first instance, requesting a suspension of the enforcement of this first instance judgement subject to presentation of an appropriate guarantee. In December 2016, the Regional Tax Commission granted this suspension, fixing the date for a hearing on the merits in April 2017. On 5 April 2017 the appeal was discussed before the Regional Tax Commission of Lazio. On 26 April 2017 the second tier ruling was filed which rejected the Company’s appeal. During the same month of April an application was filed for the scrapping of the case – opened by Equitalia following the unfavourable judgement of the Rome Provincial Tax Commission – concerning the application for payment of 2/3rds of the sanction imposed earlier by the Revenues Agency; this reduced the overall risk to 93 million euros and the dispute continued but limited to that amount.

Thereafter, following the introduction of regulations on the facilitated settlement of pending tax litigation, the company arranged to settle the entire case with the payment, made on 2 October 2017, of an amount of around 37 million euros, corresponding to 40% of the sanction still under dispute. The dispute has therefore been settled.

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called TIM Security Affair.

In December 2008 TIM received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM definitively ceased to be a defendant in the criminal trial, the Judge for the Preliminary Hearing having approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and

TIM S.p.A. Separate Financial Statements	Note 22	334
Contingent liabilities, other information, commitments and guarantees

Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking. After the lengthy evidence hearings, 22 civil parties filed claims for compensation, also against TIM as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also summarised its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgement, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognised that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totalling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgement also recognised the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgement in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgement in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offence of revealing information which was subject to a prohibition on disclosure. As for the civil judgements, the Court revoked those made by the judge of first instance and ruled in favour of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced in the appeals by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the civil rulings settled in the first instance were confirmed which TIM, as the party liable for damages, had already paid to the damaged requesting parties. The three defendants brought an appeal to the Court of Cassation against the judgement of the second instance issued by the Milan Appeal Court of Assizes, for which, as of today, the preliminary hearing is still to be scheduled.

— • —

It should be noted that for some of the disputes described below, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any, on the basis of the information available at the closing date of the present document, particularly in light of the complexity of the proceedings, the progress made, and the elements of uncertainty of a technical-trial nature. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardise the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision before the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the TIM retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by TIM), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

In May 2015, with the judgement no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by TIM and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against TIM, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

On 13 January 2017 TIM was notified of the conclusive assessment of the Italian Competition Authority (AGCM), acknowledging that TIM has fully complied with the judgement in proceedings A428 and that therefore the conditions do not exist for the imposition of any sanctions for non-compliance.

AGCM recognises, furthermore, that TIM’s behaviour subsequently to the 2013 proceedings has been directed towards continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also the new super-fast broadband access services. In assessing compliance, AGCM recognised the positive impact of the implementation, albeit not yet completed, of TIM’s New Equivalence Model (NME). The AGCM decision orders TIM to: (i) proceed with the implementation of the NME until its completion which is expected to be by 30 April 2017; (ii) to inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganisation plan by the end of May 2017. The Company quickly complied with both orders, and AGCOM communicated its satisfaction on 9 August 2017.

Vodafone lodged an appeal with the Lazio Regional Administrative Court against the final decision in the proceedings for non-compliance taken by AGCM. TIM filed an appearance, as it did in the further proceedings brought in the month of March 2017 by the operators CloudItalia, KPNQ West Italia and Digitel.

TIM S.p.A. Separate Financial Statements	Note 22	335
Contingent liabilities, other information, commitments and guarantees

Vodafone (A428)

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behaviour (founded principally on ICA case A428) which TIM allegedly implemented in the period 2008 - 2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim. Following the August 2016 decision by the Court of Cassation which confirmed that the Milan Court had jurisdiction to decide the dispute, the merits of the case will be decided at the hearing in December 2016.

With a writ of summons dated 28 May 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same ICA case A428 and referring to alleged damages it suffered in the period July 2013 - December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgement mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of TIM continued. TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim.

In an order made on 6 October 2016, the judge accepted Vodafone’s petition to join the two A428 proceedings it had initiated. At the end of the reinstatement proceedings of 21 December, the terms were established for the preliminary briefs and a hearing was fixed for 11 July 2017 for the admission of evidence. When the first preliminary brief was filed, following the favourable outcome for TIM of proceedings A428-C (which confirmed the absence of improper conduct by the Company under A428 after 2011), Vodafone decided nonetheless to file further claims for 2015-2016, thus restating its total claim to be 1,812 million euros, which was also disputed and rebutted by TIM.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of TIM in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new customers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated a request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. TIM filed an appearance, contesting all of the plaintiff’s allegations.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued TIM, claiming damages quantified as totalling 37 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (refusals to activate wholesale services - KOs); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing took place in May 2016. TIM filed an appearance, contesting all of the plaintiff’s allegations.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services - KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as it cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its judgement of May 2017, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgement was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. The Company filed an appeal challenging the arguments presented by the other party and asking that the judgement in the first instance be fully confirmed.

SIPORTAL

The claim brought against TIM by Siportal is pending before the Rome Court. It claims a total of approximately 48.4 million euros for alleged damages due to the technical boycotting it suffered from 2009 to 2011 and the inertial effects of the abuse since 2015, with the loss of commercial partners and further customer acquisitions (the last damage item has been quantified as 25 million euros). The suit is based on the known Competition Authority ruling that settled case A428. The Company filed an appearance, rejecting all of the other party’s allegations.

TIM S.p.A. Separate Financial Statements	Note 22	336
Contingent liabilities, other information, commitments and guarantees

Competition Authority case I-761

With a ruling issued on 10 July 2013, AGCM (the Italian Competition Authority) extended to TIM the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited under article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints in which the ICA was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The ICA alleged that TIM carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to communications regulator AGCom.

TIM challenged these proceedings before the Administrative Court (TAR), sustaining that the ICA does not have competence in this matter.

On 7 July 2014, the ICA notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the ICA has also extended the deadline for closing the proceedings from the original date of 31 July 2014 to 31 July 2015. This extension was also challenged before the Lazio Administrative Court (TAR) sustaining that the Italian Competition Authority does not have competence in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, TIM presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the ICA considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On 25 March 2015, the ICA definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On 21 July 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of ICA expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between TIM and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to prevent the unbundled supply of the ancillary technical services.

On 16 December 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed a fine of 21.5 million euros on the Company, paid in March 2016. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the TIM LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of unbundled supply of ancillary technical services.

TIM appealed the order before the Lazio Regional Administrative Court. In judgement no. 09554/2016 issued in September 2016, the appeal was dismissed, and the Company appealed this decision to the Council of State.

WIND (I-761)

With a writ of summons before the Court of Milan, Wind claimed compensation from TIM of 57 million euros, recently increased during the proceedings to around 58 million euros, for damages arising from alleged anti-competitive conduct censured in the ICA case I-761 (on corrective maintenance). According to the plaintiff, this conduct delayed and hindered its ability to obtain more favourable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects, initially stated to have been lasted until December 2015 and subsequently alleged by Wind to be ongoing. TIM has filed an appearance challenging the claims made by the other party.

VODAFONE (I-761)

With a writ of summons before the Milan Court, Vodafone has sued TIM and some network companies, bringing claims for compensation from the Company for around 193 million euros for damages arising from alleged anti-competitive conduct censured in the known ICA case I-761 (on corrective maintenance) referring to the period from 2011 to 2017.

Vodafone contests the alleged breach of the competition rules carried out by TIM, in the wholesale markets giving access to its fixed network (LLU lines; Bitstream; WLR), through the abuse of a dominant market position and an unlawful agreement with the maintenance companies to maintain the monopoly on the offer of corrective maintenance services on its network. In particular this restrictive agreement would have concerned the coordination, by the Company, of the financial conditions contained in the offers formulated by the aforementioned companies with respect to the OLOs, for the maintenance service, at artificially high prices with respect to the cost of the maintenance included in the regulated access subscription charge, in order to make it seem as if the unbundling of the service itself were not convenient. The Company filed an appearance, contesting all of the other party’s requests.

Italian Competition Authority Case A514

In June 2017 the Italian Competition Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the Treaty on the Functioning of the European Union. The proceedings were started based on some complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for wholesale access services and for retail services using the broadband and ultrabroadband fixed network. In particular, the ICA hypothesised that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) pre-emptively securing customers on the retail market for ultrabroadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. The case should be concluded by the end of October 2018. On 2 November last, TIM lodged a defence in which, in support of the correctness of its actions, it challenged all the arguments that the behaviour it had allegedly indulged in, and which are the object of the case, were actually unlawful.

TIM S.p.A. Separate Financial Statements	Note 22	337
Contingent liabilities, other information, commitments and guarantees

Italian Competition Authority Case I799

At its meeting on 1 February 2017, AGCM initiated an investigation for possible violation of Article 101 of the TFEU (prohibition of restrictive agreements on competition) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at setting up a cooperative joint venture called Flash Fiber S.r.l. TIM, in agreement with Fastweb, presented AGCM with some amendments to the agreements signed in the form of a commitment proposal, aimed at closing the investigation without ascertaining any infringement and, therefore, without any monetary sanction. On 20 December 2017 AGCM decided to extend the deadline for the assessment of the commitment proposal to 28 February 2018 and the deadline to complete the investigation to 31 July 2018. If TIM’s commitments are approved, AGCM will make the decision known after having obtained the required opinions from AGCom and the European Commission. Should the commitments be rejected, the proceedings would continue to be completed by 31 July 2018.

Vodafone

In June 2015 Vodafone issued proceedings for damages in the Milan Court for alleged abuse of a dominant position by TIM in the bitstream “NGA” and “VULA” fibre access services market, initially claiming around 4.4 million euros, increased to a figure ranging from 30 to 48.9 million euros.

The abusive conduct complained of by the plaintiff was allegedly enacted by TIM through aggressive offers to grab customers and the hindering of Vodafone’s access to the fibre network to make it more difficult for it to provide ultrabroadband service to its customers.

The Company filed an appearance contesting all the demands of the other party, and subsequently also its revision of the size of the damages claimed during the proceedings in 2016.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties.. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgement issued in February 2018, the Milan Court accepted TIM’s defence and rejected the plaintiffs’ claim for compensation, ordering them to pay the legal costs.

SKY

In 2016, TIM has started civil proceedings against SKY Italia in the Milan Court, asking the court to void the contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by the other party.

As an alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. The proceedings are ongoing: the next hearing is scheduled for the month of May 2018.

28 day billing

Resolution 121/17/CONS, of March 2017, with which AGCom supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process that has always had the sole purpose of safeguarding price transparency and comparability of economic terms and conditions.

Said resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCOM was exceeding its powers; the judgement rejecting the appeal was published on 12 February 2018. The decision will be appealed by TIM before the Council of State.

In December 2017, AGCom, with Resolution 499/17/CONS, found that TIM had breached the provisions of Resolution 121/17, since it had not adopted intervals of a month, or multiples thereof, as the basis for billing its fixed telephony offers. It fined TIM 1,160,000 euros, ordering it take action - when the billing cycle was restored to monthly or multiples thereof - to reverse the charges levied for the number of days after 23 June 2017 that the users had not used the service due to the lack of alignment between the four-weekly and the monthly billing cycle.

TIM also appealed this second resolution to the Regional Administrative Court of Lazio, asking for its precautionary suspension which, on 22 February 2018, was accepted by the Regional Administrative Court of Lazio limited to the part relating to the reimbursement orders, at the same time scheduling the hearing for consideration of the merits on 14 November 2018.

Furthermore, law no 172 of 4 December 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the invoicing of services be based on a month, or multiples thereof.

TIM will adapt to this order within the period of time prescribed by law, namely, within 120 days of the date it comes into force (5 April 2018)

On 7 March 2018, TIM was notified of a further resolution (Resolution 112/2018 /CONS) with which AGCOM (i) warned the Company, with regard to fixed phone services only, to postpone the starting date of invoices issued after the return to monthly invoicing by the same number of days as those presumably deducted starting from 23 June 2017 with the four-weekly invoicing cycle; and (ii) revoked the part of the previous resolution 499/17/CONS in which TIM was warned to write-off the amounts presumed to have been charged to the customer starting from 23 June 2017 with the four-weekly invoicing cycle. TIM is appealing the aforementioned resolution before the Lazio Regional Administrative Court.

TIM S.p.A. Separate Financial Statements	Note 22	338
Contingent liabilities, other information, commitments and guarantees

It is not easy to assess the economic value of the amounts requested for the write-off as it depends on the churn of individual customers, the type of contract and its effective start date.

The Company - supported by legal advisors - considered the risk of the emergence of a significant liability as being only possible, and not probable, and therefore did not make any provision.

Finally, on 19 February 2018, AGCM initiated the I820 preliminary investigation against the companies TIM, Vodafone, Fastweb, Wind-Tre and the ASSTEL category association to verify the hypothesis of the existence of an agreement restricting competition between the main fixed and mobile telephony operators in order to coordinate the respective commercial strategies, thereby violating art. 101 of the TFEU.

The presumed coordination, according to the opening provision of the proceedings by AGCM, would take the form of implementation of the obligation introduced by Article 19-quinquiesdecies of Legislative Decree 148/2017 (converted by Law 172/2017) which requires operators of electronic communication services to send out monthly (or monthly multiples) bills and renewed offers for fixed and mobile services.

The deadline for the closing of the proceedings is set for 31 March 2019.

On 21 March 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law 172/17 and to independently redetermine its commercial strategy.

Golden Power case

In August 2017 the office of the Prime Minister brought proceedings against TIM (as well as Vivendi) in order to verify the fact that TIM has an obligation to notify, pursuant to the Golden Power provisions, Vivendi’s acquisition of corporate control of TIM and the strategic assets it holds. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM effective as of 4 May 2017 (date of the Shareholders’ Meeting that renewed TIM’s corporate bodies).

As a result of this decision of the office of the Prime Minister, a new administrative procedure was started (still underway) for the possible imposition on TIM of a pecuniary sanction laid down by the Golden Power provisions for non-compliance with the notification obligation (the economic value of this sanction could be no less than 1% of the “cumulative turnover achieved by the companies involved” in the transaction subject to non-notification, based on the results of the last financial statements approved).

The Company is convinced it has the legal arguments to demonstrate that there were no obligations on it to notify control by Vivendi, and it has already submitted an extraordinary appeal to the President of the Republic to request the cancellation of the order of September 2017.

On the other hand, the office of the Prime Minister exercised the special powers laid down by the Golden Power provision through two specific rulings in October and November 2017 with which it set specific prescriptions and conditions on TIM S.p.A. and the companies of the Telecom Italia group Sparkle and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are essentially linked to the circumstance that these companies, in part, perform activities relevant for national security and as far as TIM is concerned to the fact that it owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is sanctioned in the same way as failure to notify significant acts for the purpose of the application of Golden Power provisions.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the office of the Prime Minister in order to verify compliance with the aforementioned prescriptions.

In December 2017 the Group sent the office of the Prime Minister the first compliance report outlining all the proposals and activities put in place to follow through with the prescriptions.

In this case too TIM has already submitted an extraordinary appeal to the President of the Republic to request cancellation of the orders in question.

Formal Notice of Assessments against TIM S.p.A.

On 29 October 2015 the Guardia di Finanza concluded a tax investigation into TIM S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first related to the presumed non-debiting of royalties to the company’s indirect subsidiary TIM Brasil, for the use of the “TIM” brand. The second regarded the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A.

In this regard, on the basis of the aforementioned formal notice of assessment, the Milan Revenues Agency in December 2015 served assessment notices on the company for the 2010 tax year, and in December 2016 it served assessment notices for the tax years 2007 and 2011.

While believing, on the basis of opinions issued by established professionals, that it has acted correctly in fulfilling all its tax obligations, the Company has attempted to come to an agreement with the Revenues Agency. Having failed to reach an agreement, as already occurred for the 2010 tax year, the Company has lodged an appeal with the Provincial Tax Commission against the assessment notices relating to the 2007 and 2011 tax years too.

Following additional in-depth analyses and reciprocal valuations, the Company and the Revenues Agency reached an overall agreement in December 2017 to settle the disputes relating to all the aforementioned years, by establishing verification with acceptance and an out-of-court settlement. The agreement resulted in a total charge of around 48 million euros in taxes, interest and fines.

Vodafone Dispute - Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and TIM against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003. With this judgement the judge had granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, which included Vodafone among the subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application with AGCom to renew the proceedings, and an appeal against the judgement of the Court of Appeal to the Court of Cassation (which subsequently ruled that the appeal was inadmissible).

In April 2016 Vodafone appealed against the Ministry of Economic Development and TIM to the Council of State, for non-compliance with the judgement of the Council of State that had already been appealed by TIM. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

TIM S.p.A. Separate Financial Statements	Note 22	339
Contingent liabilities, other information, commitments and guarantees

In its judgement of November 2016 the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999-2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With regard to the judgements sought in previous years concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. TIM lodged an appeal.

With two further judgements the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of licence fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. TIM has appealed before the Council of State also against these judgements.

Olivetti – Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim for damages against TIM.

In the judgement of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation, jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgement to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages. The Company has challenged the reasons for the first instance ruling and the proceedings are now pending before the Turin Court of Appeal. The Company also signed settlement agreements with the last six heirs who joined as civil parties, having therefore reached settlement agreements with all the heirs and family members who had joined as civil parties in the criminal proceedings.

POSTE

There are some pending actions brought, at the end of the ‘90s, by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste, the Italian postal service, concerning non-payment of services delivered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a 2009 judgement of the Rome Appeal Court confirmed one of the outstanding payables to TIM, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by TIM given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the 2012 judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed in 2014 the judgement with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totalling 282 million euros. The claims made to the Company regard the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel group (alternative operator in which TIM has never had any type of interest), allegedly enacted by playing the card of trade receivables management. TIM filed an appearance, challenging the claims made by the other party.

Brazil - Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

TIM S.p.A. Separate Financial Statements	Note 22	340
Contingent liabilities, other information, commitments and guarantees

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Paris Court of Appeal.

In November 2017, TIM and Telecom Italia Finance received from the Secretariat of the ICC’s International Court of Arbitration notice of a Request for Revision of the arbitration finding, filed by the Opportunity group, asking for a new ruling. The Board of Arbitration is being set up.

Brazil – CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against TIM, Telecom Italia International, (today merged into Telecom Italia Finance-TIF), Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over TIM Participações. The following October, all the companies entered appearances and filed statements of defence, and Tim Participações, by way of a counter-claim, called for the conviction of JVCO for abuse of its position as minority shareholder.

A Board of Arbitration was subsequently established, and in May 2016 there was a preliminary hearing, at which the Terms of Reference were signed. After the hearing, the Board of Arbitration issued a procedural order accepting the Group’s request for a preliminary examination of the issue of whether JVCO were entitled to issue proceedings and establishing a provisional schedule for the arbitration. In June the parties exchanged claims and counterclaims, and in their defence TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. contested the other party’ entitlement to bring proceedings and the legality of proceedings against Tim Participações, and disputed that there was any abuse of power. In the month of July, the parties filed their responses. On 19 October the Board of Arbitration issued a preliminary procedural order on the legitimacy of the proceedings brought by the parties, upholding the legality of JVCO bringing proceedings and the legality of proceedings being brought against Tim Participações, and fixing the timetable for subsequent replies by the parties. On 21 November and 19 December 2016 the parties filed further replies. On 31 January 2017, the Board of Arbitration issued a procedural order, ruling on trial questions, summarising the principal disputed questions in the proceedings and making provision in relation to the preliminary investigation. The parties then stated the evidence they intend to submit in court. Subsequently the Board of Arbitration fixed the dates for the hearings.

The hearings took place in Rio De Janeiro in June 2017, and were followed by further filings of documentation and pleadings. In March 2018 the final briefs were submitted by all parties to the proceedings.

B) OTHER INFORMATION

Mobile telephony - criminal proceedings

In March 2012 TIM was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totalling several million euros), based on the assumption that TIM had in any event remedied the presumed organisational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. In November 2016 the Court gave a verdict acquitting the Company on the grounds that there was no case to answer. All the individuals charged were also acquitted on various grounds. The acquittal judgement is not final, as it was challenged in April 2017 by the Public Prosecutor who sought appeal before the Court of Cassation.

Dispute concerning the license fees for 1998

TIM has issued civil proceedings against the office of the Prime Minister for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Council of State that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The judgement of the Council of State definitively denied TIM the right to obtain restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for the former TIM Company, plus interest), already denied by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice in February 2008. This judgement concerned the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million

TIM S.p.A. Separate Financial Statements	Note 22	341
Contingent liabilities, other information, commitments and guarantees euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of TIM’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal. In March 2015 the Rome Court issued its judgement in the first instance, declaring the Company’s application inadmissible. TIM has appealed this decision and the judgement is pending in the closing arguments phase.

Vodafone (previously TELETU)

There is a pending litigation for compensation started by TIM with a summons dated February 2012 against the operator TELETU (now incorporated into Vodafone) for unlawful refusals regarding reactivation with TIM of the competitor’s customers. The claim was quantified as approximately 93 million euros.

C) COMMITMENTS AND GUARANTEES

Guarantees provided, totaling 6,481 million euros, essentially referred to guarantee financing provided by TIM on behalf of subsidiaries (of which 5,003 million euros relating to Telecom Italia Capital, 1,367 million euros to Telecom Italia Finance, 29 million euros to Olivetti, 28 million euros to Lan Med Nautilus, and 18 million euros to Telenergia).

Significant purchase commitments outstanding at December 31, 2017 for long-term contracts forming part of TIM S.p.A.’s business operations, totaling around 2 billion euros, mainly related to the commitments undertaken by the Company for supplies related to the operation of the telecommunications network.

Guarantees provided by third parties for the obligations of Group companies, amounting to 3,024 million euros, related to guarantees provided by banks and other financial institutions both for loans (1,537 million euros) and as performance guarantees under outstanding contracts (1,487 million euros, of which 42 million euros provided by Assicurazioni Generali).

The guarantees provided by third parties for TIM S.p.A. obligations included the surety issued in favor of the Ministry of Economic Development for 38 million euros, which was extended until December 31, 2018 at the request of the Ministry. As reported, the surety was issued for the commitment undertaken by the Company to build equipment networks meeting environmental sustainability standards. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Guarantees were provided during 2017 to INPS to support the application by some Group companies of Article 4, paragraph 1, of Law 92 of June 28, 2012, (“Fornero Law”), to incentivize the departure of workers meeting the necessary requirements; the total amount of guarantees issued on behalf of Olivetti, HRS Services and Telecom Italia Sparkle was 10 million euros (of which 4 million euros for Olivetti, 4 million euros for Telecom Italia Sparkle and 2 million euros for HRS Services).

Finally, in connection with a factoring agreement made for the assignment without recourse of VAT receivable by the subsidiary Flash Fiber, in order for the company to obtain facilitated conditions from the factor Ifitalia S.p.A., TIM provided a guarantee to the factor on the fulfillment by the subsidiary of certain contractual obligations, essentially requiring confirmation that the assigned receivables exist and the performance of all the formalities necessary to request the tax refund from tax authorities. Accordingly, Flash Fiber has committed to holding TIM harmless against any charges incurred in the event of the non-fulfillment of the obligations binding on it.

Main guarantees for loans at December 31, 2017

Details of the main guarantees received for EIB financing at December 31, 2017 are as follows:

Issuer

Amount (millions of euros)(1)
BBVA - Banco Bilbao Vizcaya Argentaria	368

SACE	368

Intesa Sanpaolo	220

Cassa Depositi e Prestiti	157

Ing Bank	105

Unicredit	105

Commerzbank	58

Banco Santander	52

Bank of TOKYO Mitsubishi	52

Sumitomo Mitsui Banking	52

•	For the loans provided by the EIB for TIM Broadband Digital Divide, TI Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects. The guarantees, amounting to 52 million euros from Bank of Tokyo - Mitsubishi UFJ, to 157 million euros from BBVA - Banco Bilbao Vizcaya Argentaria, and to 105 million euros from Intesa Sanpaolo, relate to the loan provided by the EIB for TIM’s Broadband Digital Divide/B Project, repaid in advance for a total of 300 million euros on December 27, 2016, and are valid for 13 months after the repayment, as provided in the clawback risk agreement.

TIM S.p.A. Separate Financial Statements	Note 22	342
Contingent liabilities, other information, commitments and guarantees

NOTE 23

REVENUES

Revenues rose by 429 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)	2017	2016
Equipment sales	1,409	1,026

Services	12,684	12,657

Revenues on construction contracts	6	(13)

Total	14,099	13,670

Revenues are presented gross of amounts due to other TLC operators (651 million euros), which are included in “Costs of services”.

NOTE 24

OTHER INCOME

Other income rose by 218 million euros and breaks down as follows:

(millions of euros)	2017	2016
Late payment fees charged for telephone services	48	50

Recovery of employee benefit expenses, purchases and services rendered	20	22

Capital and operating grants	44	28

Damage compensation, penalties and sundry recoveries	33	22

Partnership agreements	84	44

Release of provisions and other payable items, other income	230	75

Total	459	241

Other income consisted of the impacts of contribution fees resulting from partnership agreements signed with leading technology suppliers, designed to develop the collaboration between the parties, in order to strengthen and stabilize the commercial and industrial partnership over time, actively contributing to TIM’s marketing plan for the development and use of some strategic services. The item also included some insurance settlements, as well as impacts resulting from the revisions of estimates of liabilities with customers and suppliers.

TIM S.p.A. Separate Financial Statements	Note 23	343
Revenues

NOTE 25

ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services rose by 516 million euros compared to 2016 and breaks down as follows:

(millions of euros)			2017	2016
Acquisition of raw materials and merchandise	(a	)	1,566	1,259

Costs of services
Revenues due to other TLC operators			651	638

Interconnection costs			30	30

Commissions, sales commissions and other selling expenses			583	478

Advertising and promotion expenses			160	177

Professional and consulting services			86	83

Utilities			334	367

Maintenance			275	184

Outsourcing costs for other services			514	458

Mailing and delivery expenses for telephone bills, directories and other materials to customers			54	69

Distribution and logistics			4	5

Travel and lodging costs			15	21

Insurance			29	32

Other service expenses			404	385

	(b	)	3,139	2,927

Lease and rental costs
Rent and leases			559	564

TLC circuit lease rents and rents for use of satellite systems			85	92

Other lease and rental costs			218	209

	(c	)	862	865

Total	(a+b+c	)	5,567	5,051

TIM S.p.A. Separate Financial Statements	Note 25 Acquisition of goods and services	344

NOTE 26

EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses rose by 504 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)			2017	2016
Ordinary employee expenses
Wages and salaries			1,643	1,730

Social security expenses			622	648

Employee severance indemnities			(6)	—

Other employee benefits			68	(2)

	(a	)	2,327	2,376

Costs and provisions for temp work	(b	)	—	—

Miscellaneous expenses for personnel and other labor-related services rendered
Charges for termination benefit incentives			27	9

Corporate restructuring expenses			674	128

Other			6	17

	(c	)	707	154

Total	(a+b+c	)	3,034	2,530

“Ordinary employee expenses” fell by 49 million euros, mainly due to the contraction in the average salaried workforce.

Also as regards “Ordinary employee expenses”, the item “Employee severance indemnities” was down by 6 million euros, due to the updated actuarial projections (“curtailment”) arising due to the launch in 2018 of the aforementioned new corporate restructuring plan.

“Miscellaneous expenses for personnel and other labor-related services rendered” included the net impact connected with the commencement during late 2017 and early 2018 of a new company restructuring plan, which will unfold over the entire period of the 2018-2020 Industrial Plan and is designed to support the digital transformation process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of Article 4(1–7) of Law 92 of June 28, 2012 (the “Fornero Law”) for executive and non-executive personnel (which provides for early retirement arrangements), as well as the use of measures for economic sustainability.

“Other” mainly includes expenses connected to combining INPS positions upon requests made by employees covered by Article 4 of the “Fornero law”, in accordance with the agreements made in 2015, as well as the impacts of settlements signed with executives.

The average salaried workforce (including 9 employees of the merged companies TIM RE and Olivetti Multiservices) stood at 41,382 employees at December 31, 2017 (43,122 at December 31, 2016). A breakdown by category is as follows:

(number)	2017	2016
Executives	557	686

Middle Management	3,472	3,667

White collars	37,353	38,769

Blue collars	—	—

Employees on payroll	41,382	43,122

Employees with temp work contracts	—	—

Total headcount	41,382	43,122

The headcount at December 31, 2017 amounted to 44,281 employees, a decrease of 1,626 compared to December 31, 2016 (45,907).

TIM S.p.A. Separate Financial Statements	Note 26 Employee benefits expenses	345

NOTE 27

OTHER OPERATING EXPENSES

Other operating expenses rose by 141 million euros compared to 2016 and break down as follows:

(millions of euros)	2017	2016
Write-downs and expenses in connection with credit management	303	260

Provision charges	153	50

TLC operating fees and charges	48	47

Indirect duties and taxes	63	63

Penalties, settlement compensation and administrative fines	35	44

Association dues and fees, donations, scholarships and traineeships	12	15

Sundry expenses	44	38

Total	658	517

of which, included in the supplementary disclosure on financial instruments	303	260

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

NOTE 28

CHANGE IN INVENTORIES

The change in inventories was a positive 45 million euros (8 million euros at December 31, 2016) and was mainly attributable to slower growth in purchases than in consumption. The amount takes into account the write-downs made to adjust the value of fixed and mobile devices to estimated realizable value of 2 million euros.

NOTE 29

INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 457 million euros, down by 26 million euros on 2016. The change was largely attributable to the lower capitalization of software development activities and lower capitalization in relation to technical work on the access network.

Internally generated assets in 2017 consisted of:

•	cost of labor of 435 million euros;

•	amortization of 3 million euros;

•	other external costs of 19 million euros.

They included 240 million euros under the item “tangible assets owned”, in connection with the design, construction and testing of network installations, and 217 million euros under the item “intangible assets with a finite useful life”, mainly in relation to software development work and the development of network solutions, applications and innovative services.

TIM S.p.A. Separate Financial Statements	Note 27 Other operating expenses	346

NOTE 30

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased by 42 million euros compared to 2016. The figure breaks down as follows:

(millions of euros)			2017	2016
Amortization of intangible assets with a finite useful life
Industrial patents and intellectual property rights			870	902

Concessions, licenses, trademarks and similar rights			281	280

Other intangible assets			83	75

	(a	)	1,234	1,257

Depreciation of tangible assets owned
Buildings (civil and industrial)			36	29

Plant and equipment			1,670	1,623

Manufacturing and distribution equipment			15	15

Other			89	85

	(b	)	1,810	1,752

Depreciation of tangible assets held under finance leases
Buildings (civil and industrial)			131	136

Plant and equipment			1	—

Other			27	16

	(c	)	159	152

Total	(a+b+c	)	3,203	3,161

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”.

TIM S.p.A. Separate Financial Statements	Note 30 Depreciation and amortization	347

NOTE 31

GAINS/(LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

This item was broken down as follows:

(millions of euros)			2017	2016
Gains on disposals of non-current assets
Gains on the retirement/disposal of intangible and tangible assets			2	5

	(a	)	2	5

Losses on disposals of non-current assets
Losses on the retirement/disposal of intangible and tangible assets			3	11

	(b	)	3	11

Total	(a-b	)	(1)	(6)

NOTE 32

IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

Net impairment losses on non-current assets amounted to 30 million euros (3 million euros in 2016) and referred primarily to the write-down of discontinued software projects.

TIM S.p.A. Separate Financial Statements	Note 31 Gains/(losses) on disposals of non-current assets	348

NOTE 33

INCOME/(EXPENSE) FROM INVESTMENTS

Details are as follows:

(millions of euros)	2017	2016
Dividends	255	54

Net gains on disposals of investments	—	—

Impairment losses on financial assets	(30)	(42)

Total	225	12

of which, included in the supplementary disclosure on financial instruments	1	7

In particular, the following is noted:

•	dividends mainly referred to the subsidiaries TI Finance (190 million euros), Inwit (53 million euros), Persidera (9 million euros) and Telecontact (2 million euros); in 2016 they mainly referred to the subsidiaries Inwit (34 million euros), Persidera (7 million euros), Telecontact (5 million euros) and Emittenti Titoli (6 million euros);

•	impairment losses mainly related to the writedown of the interests in the companies TN Fiber (16 million euros), Olivetti (6 million euros) and the associate Alfiere (7 million euros); in 2016, impairment losses referred to the write-down of the investment in the associate Alfiere (23 million euros) and the subsidiary Olivetti (18 million euros).

TIM S.p.A. Separate Financial Statements	Note 33 Income/(expenses) from investments	349

NOTE 34

FINANCE INCOME AND FINANCE EXPENSES

FINANCE INCOME

Finance income decreased by 386 million euros compared to 2016. The breakdown is as follows:

(millions of euros)		2017	2016
Interest income and other finance income
Income from financial receivables, recorded in Non-current assets			—

Income from financial receivables from parents, recorded in Non-current assets		—	—

Income from financial receivables from subsidiaries, recorded in Non-current assets		—	—

Income from financial receivables from associates, recorded in Non-current assets		—	—

Income from securities other than investments, recorded in Current assets		41	43

Income other than the above:
Interest income		5	2

Interest income from parents		—	—

Interest income from subsidiaries		1	3

Interest income from associates		—	—

Exchange gains		74	52

Income from fair value hedge derivatives		66	65

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		246	304

Income from non-hedging derivatives		421	430

Miscellaneous finance income		6	14

	(a)	860	913

Positive fair value adjustments to:
Fair value hedge derivatives		—	50

Underlying financial assets and liabilities of fair value hedge derivatives		95	174

Non-hedging derivatives		616	820

	(b)	711	1,044

Total	(c)=(a+b)	1,571	1,957

of which, included in the supplementary disclosure on financial instruments		1,087	1,300

TIM S.p.A. Separate Financial Statements	Note 34 Finance income and expenses	350

FINANCE EXPENSES

Finance expenses increased by 181 million euros compared to 2016. The breakdown is as follows:

(millions of euros)		2017	2016
Interest expenses and miscellaneous finance expenses
Interest expenses and other costs relating to bonds		706	725

Interest expenses relating to parents		—	—

Interest expenses relating to subsidiaries		277	319

Interest expenses relating to associates		—	—

Interest expenses to banks		54	62

Interest expenses to others		155	152

Commissions		69	76

Exchange losses		70	51

Charges from fair value hedge derivatives		—	1

Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		352	414

Charges from non-hedging derivatives		421	430

Miscellaneous finance expenses		134	109

	(a)	2,238	2,339

Negative fair value adjustments to:
Fair value hedge derivatives		87	178

Underlying financial assets and liabilities of fair value hedge derivatives		—	45

Non-hedging derivatives		640	222

	(b)	727	445

Total	(c)=(a+b)	2,965	2,784

of which, included in the supplementary disclosure on financial instruments		2,206	1,850

TIM S.p.A. Separate Financial Statements	Note 34	351
Finance income and expenses

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)			2017	2016
Exchange gains			74	52

Exchange losses			(70)	(51)

Net exchange gains and losses			4	1

Income from fair value hedge derivatives			66	65

Charges from fair value hedge derivatives			—	(1)

Net result from fair value hedge derivatives	(a	)	66	64

Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			246	304

Negative effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)			(352)	(414)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b	)	(106)	(110)

Income from non-hedging derivatives			421	430

Charges from non-hedging derivatives			(421)	(430)

Net result from non-hedging derivatives	(c	)	—	—

Net result from derivatives	(a+b+c	)	(40)	(46)

Positive fair value adjustments to fair value hedge derivatives			—	50

Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			—	(45)

Net fair value adjustments	(d	)	—	5

Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives			95	174

Negative fair value adjustments to fair value hedge derivatives			(87)	(178)

Net fair value adjustments	(e	)	8	(4)

Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e	)	8	1

Positive fair value to non-hedging derivatives	(f	)	616	820

Negative fair value adjustments to non-hedging derivatives	(g	)	(640)	(222)

Net fair value adjustments to non-hedging derivatives	(f+g	)	(24)	598

TIM S.p.A. Separate Financial Statements	Note 34	352
Finance income and expenses

NOTE 35

RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show the balances relating to transactions with related parties and the impact of those amounts on the separate income statement, statement of financial position and statement of cash flows of TIM S.p.A..

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were carried out in accordance with the internal procedure that contains the rules aimed at ensuring the transparency and fairness of related party transactions, in accordance with Consob Regulation 17221/2010.

As of May 3, 2017, the Board of Directors of TIM changed the Procedure for the management of transactions with related parties, extending its scope – initially on a voluntary basis – to treat Vivendi and its chain of control as if it were its parent, which occurred on June 1, 2017.

On September 13, 2017, Consob also classified the relationship of Vivendi S.A. with TIM as de facto control pursuant to Article 2359 of the Italian Civil Code, Article 93 of the Consolidated Law on Finance, and the related parties regulations. Despite having challenged the decision, the Company complies with its outcomes and therefore, among other things, has amended the aforesaid Procedure for the management of transactions with related parties (September 28, 2017), the current version of which is available for consultation at the website telecomitalia.com, “About Us” section – “Governance System” channel.

Meanwhile, on July 27, 2017, the Board of Directors also acknowledged the start of the direction and coordination by Vivendi S.A..

In the performance of these activities:

•	Vivendi S.A. has in no way damaged the interests and assets of the Company;

•	relationships with Vivendi S.A. have taken place in accordance with the relevant regulations and generally under market conditions, notwithstanding the application of the internal procedure for related party transactions as of the start dates indicated above.

On October 20, 2017, the Board of Directors of TIM examined and approved the binding term sheet by majority vote for the creation of a joint venture with Canal+, in accordance with the rules on minor and other-directed related party transactions.

The term sheet expired on January 18, 2018 and negotiations to reach a partnership agreement in the content sector were started up again, as the convergent offer of video content is one of the key elements of TIM’s 2018-2020 Strategic Plan. Furthermore, in the light of Consob instructions, and in accordance with the observations made by the Board of Statutory Auditors of the Company, the procedure for significant related party transactions will apply, entailing the involvement in negotiations for the deal of a specific committee consisting of all the independent members of the Board of Directors.

Lastly, it is noted that until May 4, 2017, the shareholders of the company Telco (the Generali, Intesa Sanpaolo, Mediobanca, and Telefonica groups), were also considered related parties of TIM, based on the provision of TIM’s procedure for the management of transactions with related parties according to which it applies “also to the participants in significant shareholder agreements according to Article 122 of the Consolidated Law on Finance, which govern the candidacy to the position of Director of the Company, where the majority of the Directors nominated have been drawn from the list submitted”. The members of the Board of Directors of TIM in office up to May 4, 2017 had in fact been drawn from the list originally submitted by the shareholder Telco. With the reappointment of the Board of Directors this circumstance no longer applied and the scope of related parties through Directors was therefore amended.

For an analysis of transactions with subsidiaries and associates of TIM S.p.A. please refer to the Note “Investments”.

TIM S.p.A. Separate Financial Statements	Note 35	353
Related party transactions and direction and coordination activity

The effects of the related party transactions on the line items of the separate income statements for 2017 and 2016 are as follows:

SEPARATE INCOME STATEMENT LINE ITEMS 2017

					Related Parties
(millions of euros)	Total (a)	Controlling Entity	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	14,099	—	424	3	50	—	—	477	3.4

Other income	459	—	18	3	4	—	—	25	5.4

Acquisition of goods and services	5,567	—	1,031	19	70	—	—	1,120	20.1

Employee benefits expenses	3,034	—	—	—	1	71	34	106	3.5

Other operating expenses	658	—	4	—	—	—	—	4	0.6

Gains/(losses) on disposal of non-current assets	(1)	—	1	—	—	—	—	1

Income (expenses) from investments	225	—	254	—	—	—	—	254

Finance income	1,571	—	807	—	41	—	—	848	54.0

Finance expenses	2,965	—	655	11	111	—	—	777	26.2

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

SEPARATE INCOME STATEMENT LINE ITEMS 2016

				Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% of financial statement item (b/a)
Revenues	13,670	325	10	125	—	—	460	3.4

Other income	241	17	—	1	—	—	18	7.5

Acquisition of goods and services	5,051	1,056	18	44	—	—	1,118	22.1

Employee benefits expenses	2,530	1	—	2	75	34	112	4.4

Other operating expenses	517	—	—	1	—	—	1	0.2

Income (expenses) from investments	12	46	1	—	—	—	47

Finance income	1,957	910	—	114	—	—	1,024	52.3

Finance expenses	2,784	792	—	132	—	—	924	33.2

Profit (loss) from Discontinued operations/Non-current assets held for sale	340	—	—	—	—	—	—

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 35	354
Related party transactions and direction and coordination activity

The effects of the related party transactions on the line items of the statements of financial position as at December 31, 2017 and December 31, 2016 are as follows:

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2017

				Related Parties
(millions of euros)	Total (a)	Controlling Entity	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
NET FINANCIAL DEBT
Non-current financial assets	1,611	—	262	—	—	—	262	16.3

Securities other than investments (current assets)	746	—	491	—	—	—	491	65.8

Financial receivables and other current financial assets	326	—	16	—	38	—	54	16.6

Cash and cash equivalents	771	—	49	—	—	—	49	6.4

Current financial assets	1,843	—	556	—	38	—	594	32.2

Non-current financial liabilities	28,467	—	7,144	—	80	—	7,224	25.4

Current financial liabilities	4,197	—	710	—	150	—	860	20.5

Total net financial debt	29,210	—	7,036	—	192	—	7,228	24.7

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,752	—	100	—	—	—	100	5.7

Trade and miscellaneous receivables and other current assets	3,935	—	359	3	4	—	366	9.3

Miscellaneous payables and other non-current liabilities	1,291	—	82	—	—	—	82	6.4

Trade and miscellaneous payables and other current liabilities	5,850	—	279	3	24	23	329	5.6

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

TIM S.p.A. Separate Financial Statements	Note 35	355
Related party transactions and direction and coordination activity

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT DECEMBER 31, 2016

				Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
NET FINANCIAL DEBT
Non-current financial assets	2,147	205	12	449	—	666	31.0

Securities other than investments (current assets)	842	584	—	—	—	584	69.4

Financial receivables and other current financial assets	352	20	—	21	—	41	11.6

Cash and cash equivalents	1,230	294	—	135	—	429	34.9

Current financial assets	2,424	898	—	156	—	1,054	43.5

Non-current financial liabilities	28,958	7,478	—	818	—	8,296	28.6

Current financial liabilities	4,810	1,606	—	107	—	1,713	35.6

Total net financial debt	29,197	7,981	(12)	320	—	8,289	28.4

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	1,503	74	—	—	—	74	4.9

Trade and miscellaneous receivables and other current assets	3,925	244	9	83	—	336	8.6

Miscellaneous payables and other non-current liabilities	1,077	46	—	1	—	47	4.4

Trade and miscellaneous payables and other current liabilities	5,465	221	30	167	23	441	8.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 35	356
Related party transactions and direction and coordination activity

The effects of the related party transactions on the significant line items of the statements of cash flows for 2017 and 2016 are as follows:

STATEMENT OF CASH FLOWS LINE ITEMS 2017

		Related Parties
(millions of euros)	Total (a)	Controlling Entity	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	4,149	—	29	116	—	—	145	3.5

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties through directors, statutory auditors and key managers.

STATEMENT OF CASH FLOWS LINE ITEMS 2016

		Related Parties
(millions of euros)	Total (a)	Subsidiaries	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	3,592	24	127	—	—	151	4.2

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

TIM S.p.A. Separate Financial Statements	Note 35	357
Related party transactions and direction and coordination activity

TRANSACTIONS WITH SUBSIDIARIES

Several mergers took place in 2017 between TIM S.p.A. and its subsidiaries, details of which are provided in the Note “Investments”. In those cases the entries for 2016 relating to the companies merged into TIM have been shown in the tables below under the item “Other minor companies”.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2017	2016	Type of Contract
Revenues
4G Retail	96	87	Supply of products for sale to the public, voice and data transmission services and ICT services for company use, property leasing
Flash Fiber S.r.l.	144	44	Development of a horizontal FTTH secondary network under the coinvestment agreement made on July 28, 2016 between TIM and Fastweb, voice services, data transmission devices and services for company use, ICT services, IT and Service Assurance system upgrading, and administrative outsourcing.
Tim Participações group	11	11	Roaming services, license support and provision as part of network operations, information technology, marketing & sales
H.R. Services	4	4	Assistance and advisory services for human resources management, property leasing and facility management services, outsourced telephone services, supply of products for the fixed-line network, administrative outsourcing
INWIT S.p.A.	42	32	Voice and data transmission services for company use, ICT services and licenses, IRU assignments of dark optic fiber and local infrastructure, Easy IP ADSL service, small cell design and production services, property leasing, revenues from contract work for BTS maintenance, administrative outsourcing
Noverca S.r.l.	6	—	Voice services for company use and resale, integrated logistics services, administrative outsourcing
Olivetti S.p.A.	47	52	Telephone services, MPLS and fiber services for the national data network, outsourced data and IT services in Data Centers, property leasing, supply of data transmission connections for Central and Local Government under the public connectivity system convention, provision of outsourced services, project development, administrative outsourcing
Persidera S.p.A.	5	5	Sale of network infrastructure for television broadcasting, access to the Internet via the IPG@TE service, national and international data services with outsourced assistance, voice devices and services, administrative outsourcing
Telecom Italia S.Marino S.p.A.	3	3	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	59	75	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and TIM communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing, administrative outsourcing
Telecom Italia Trust Technologies S.r.l.	1	2	Voice services, Desktop Management and Data Center ICT services, administrative outsourcing
Telecontact S.p.A.	3	3	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing

TIM S.p.A. Separate Financial Statements	Note 35	358
Related party transactions and direction and coordination activity

(millions of euros)	2017	2016	Type of contract
Telefonia Mobile Sammarinese S.p.A.	1	1	Mobile telephone and equipment sale services
Telenergia S.p.A.	1	1	Outsourcing for company business, administrative outsourcing
TN Fiber S.r.l.	—	4	Voice services, design and construction of the NGAN FTTCab network in the town of Trento and associated maintenance services, administrative outsourcing
Other minor companies	1	1	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total revenues	424	325
Other income	18	17	Recovery of seconded personnel costs, refunds of costs for services, compensation for board positions, MSA ordinary maintenance fees from INWIT S.p.A., other income

(millions of euros)	2017	2016	Type of contract
Acquisition of goods and services
4G Retail	110	110	Supply of services for acquisition of new customers, information activities and post-sales assistance for TIM customers, activities for the promotion of TIM’s image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	10	10	Call center and back office services, customer care services, cloud computing services for the Nuvola Italiana cloud
Alfabook S.r.l.	1	1	Migration to Platform as a Service (PaaS) environments and management of the TIMreading platform, upgrading and operational management of the on-line store, supply, installation and support for school ICT solutions
H.R. Services	47	43	Administration of personnel employed by TIM, training of TIM personnel, welfare service, and ASSILT and CRALT
INWIT S.p.A.	303	292	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Noverca S.r.l.	1	—	Interconnection services
Telecom Italia Trust Technologies S.r.l.	13	11	Certification Authority service for TIM and within the TIM customer offering, design, development and testing of new applications and progressive maintenance of existing systems, provision of digital identity services
Olivetti S.p.A.	34	29	Supply, installation and support for document management applications, provision of customized services as part of TIM offers for end customers, purchase of computer services, ICT product installation costs, after-sales service under TIM offers for end customers, processing, support and dispatching services for information flows associated with the recovery of receivables and electronic storage of documents in accordance with law, management services for Prepaid and Subscription Agreements for fixed-line and mobile telephone consumer customers respectively for electronic and paper archiving, management services for consumer contracts supporting the TIM CDA Line, back office services under the “Postino Intelligente” project aimed at the remote sale of the mobile offering, developments for the upgrading of the Decoupling and Advanced Back Office platforms, development of the Identity Management platform, project and platform upgrade development

TIM S.p.A. Separate Financial Statements	Note 35	359
Related party transactions and direction and coordination activity

(millions of euros)	2017	2016	Type of contract
Persidera S.p.A.	1	—	Supply of “contribution services” for linear channels, for the provision and sale of the TIMvision service by TIM to its customers
Telecom Italia Sparkle S.p.A.	181	193	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	59	64	Customer Care services for TIM and for the Public Administration under the TIM offering
Telenergia S.p.A.	271	295	Power services
Other minor companies	—	8	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total acquisition of goods and services	1,031	1,056
Employee benefits expenses	—	1	Employee benefits expenses
Other operating expenses	4	—	Compensation and other expenses
Gains (losses) on disposals of non-current assets	1	—	Gains on disposals
Income (expenses) from investments
INWIT S.p.A.	53	34	Dividends
Persidera	9	6	Dividends
Telecom Italia Finance S.A.	190	—	Dividends
Telecontact S.p.A.	2	5	Dividends
Other minor companies	—	1
Total income (expenses) from investments	254	46
Finance income
Olivetti S.p.A.	1	1	Interest income on financial receivables, financial commission income
Telecom Italia Capital S.A.	747	298	Income from securities, income from derivatives, and financial commission income
Telecom Italia Finance S.A.	56	607	Income from securities, income from derivatives, and financial commission income
Telenergia S.p.A.	1	1	Interest income on financial receivables, financial commission income
Other minor companies	2	3	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total finance income	807	910
Finance expenses
Telecom Italia Capital S.A.	499	587	Interest on financial payables, charges on derivatives
Telecom Italia Finance S.A.	156	199	Interest on financial payables, charges on derivatives, financial commissions payables
Other minor companies	—	6	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total finance expenses	655	792

TIM S.p.A. Separate Financial Statements	Note 35	360
Related party transactions and direction and coordination activity

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Net financial debt
Non-current financial assets
Flash Fiber S.r.l.	75	—	Loans
Telecom Italia Capital S.A.	43	—	Derivatives
Telecom Italia Finance S.A.	144	204	Derivatives
Other minor companies	—	1
Total non-current financial assets	262	205
Securities other than investments (current assets)	491	584	Securities held in portfolio by TIM S.p.A., as a result of the buyback offer on bonds of Telecom Italia Capital
Financial receivables and other current financial assets
Telecom Italia Capital S.A.	11	12	Derivatives
Telecom Italia Finance S.A.	3	8	Derivatives
TI Sparkle Med S.p.A.	2	—	Short-term financial receivables
Total financial receivables and other current financial assets	16	20
Cash and cash equivalents			Treasury current account transactions
Alfabook S.r.l.	1	1
Olivetti S.p.A.	16	39
Persidera S.p.A.	3	4
Telenergia S.p.A.	24	—
TI Sparkle Med S.p.A.	5	—
Other minor companies	—	250	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total Cash and cash equivalents	49	294
Non-current financial liabilities
Olivetti S.p.A.	—	2	Payables for finance leases of photocopiers
Telecom Italia Capital S.A.	5,090	6,003	Hedging derivatives and financial payables
Telecom Italia Finance S.A.	2,054	1,435	Hedging derivatives and financial payables
Other minor companies	—	38	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total Non-current financial liabilities	7,144	7,478

TIM S.p.A. Separate Financial Statements	Note 35	361
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Current financial liabilities
H.R. Services	6	8	Payables for current account transactions
INWIT S.p.A.	9	10	Payables for current account transactions
Telecom Italia Trust Technologies	7	2	Payables for current account transactions, financial payables
Noverca S.r.l.	4	—	Payables for current account transactions
Olivetti S.p.A.	1	1	Payables for finance leases of photocopiers
Flash Fiber S.p.A.	1	—	Payables for current account transactions
Telecom Italia Capital S.A.	440	224	Financial payables, derivatives
Telecom Italia Finance S.A.	42	1,001	Financial payables, derivatives
Telecom Italia Sparkle S.p.A.	154	255	Payables for current account transactions and financial payables
Telecom Italia Ventures	—	1	Payables for current account transactions
Telecontact S.p.A.	22	18	Payables for current account transactions
Telenergia S.p.A.	—	22	Payables for current account transactions
Telsy	4	8	Payables for current account transactions
TI Sparkle Med S.p.A.	3	—	Financial payables
TIM Tank S.r.l.	1	3	Payables for current account transactions
TN Fiber S.r.l.	16	14	Payables for current account transactions
Other minor companies	—	39	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total Current financial liabilities	710	1,606

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	100	74	Mainly referring to prepaid expenses with Telecontact (customer care services) and 4G Retail (new activations), tax consolidation receivables
Trade and miscellaneous receivables and other current assets
4G Retail	47	38	Supply of products for sale to the public, voice and data transmission services and ICT services for company use, property leasing, tax consolidation receivables
Flash Fiber S.r.l.	139	52	Development of a horizontal FTTH secondary network under the coinvestment agreement made on July 28, 2016 between TIM and Fastweb, voice services, data transmission devices and services for company use, ICT services, IT and Service Assurance system upgrading, and administrative outsourcing.

TIM S.p.A. Separate Financial Statements	Note 35	362
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Tim Participações group	9	5	Roaming services, license support and provision as part of network operations, information technology, marketing & sales
H.R. Services	3	3	Assistance and advisory services for human resources management, property leasing and facility management services, outsourced telephone services, supply of products for the fixed-line network, administrative outsourcing
INWIT S.p.A.	44	41	Voice and data transmission services for company use, ICT services and licenses, IRU assignments of dark optic fiber and local infrastructure, Easy IP ADSL service, small cell design and production services, property leasing, revenues from contract work for BTS maintenance, administrative outsourcing, tax consolidation receivables
Noverca S.r.l.	4	—	Voice services for company use and resale, integrated logistics services, administrative outsourcing
Olivetti S.p.A.	48	27	Telephone services, MPLS and fiber services for the national data network, outsourced data and IT services in Data Centers, property leasing, supply of data transmission connections for Central and Local Government under the public connectivity system convention, provision of outsourced services, project development, administrative outsourcing
Telecom Italia Trust Technologies	2	2	Voice services, Desktop Management and Data Center ICT services, administrative outsourcing, tax consolidation receivables
Persidera S.p.A.	4	3	Sale of network infrastructure for television broadcasting, access to the Internet via the IPG@TE service, national and international data services with outsourced assistance, voice devices and services, administrative outsourcing, tax consolidation receivables
Telecom Italia S.Marino S.p.A.	2	2	Connection and telecommunications services, in particular for the sale of data (bitstream) services, dark fiber contract, local loop unbundling
Telecom Italia Sparkle S.p.A.	32	46	Voice and data transmission services, services relating to the interconnection between Telecom Italia Sparkle and TIM communications networks with particular reference to accesses and international traffic, sale of IRU dark fiber, property leasing, administrative outsourcing, tax consolidation receivables
Telecontact S.p.A.	17	13	Lease of properties and facility management services, supply of fixed and mobile network and IP connectivity telecommunications products and services, administrative outsourcing, tax consolidation receivables
Telenergia S.p.A.	4	4	Outsourcing for company business, administrative outsourcing, tax consolidation receivables
TN Fiber S.r.l.	1	3	Voice services, design and construction of the NGAN FTTCab network in the town of Trento and associated maintenance services, administrative outsourcing
Other minor companies	3	5	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total trade and miscellaneous receivables and other current assets	359	244

TIM S.p.A. Separate Financial Statements	Note 35	363
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Miscellaneous payables and other non-current liabilities
Flash Fiber S.r.l.	46	—	Tax consolidation payables, deferred income
INWIT S.p.A.	1	—	Deferred income
Noverca S.r.l.	3	—	Tax consolidation payables
Olivetti S.p.A.	5	12	Tax consolidation payables
Telecom Italia S.Marino S.p.A.	1	1	Deferred income
Telecom Italia Sparkle S.p.A.	24	29	Deferred income
Telenergia S.p.A.	—	2	Tax consolidation payables
TN Fiber S.r.l.	1	1	Tax consolidation payables
Other minor companies	1	1	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total miscellaneous payables and other non-current liabilities	82	46
Trade and miscellaneous payables and other current liabilities
4G Retail	22	23	Supply of services for acquisition of new customers, information activities and post-sales assistance for TIM customers, activities for the promotion of TIM’s image and distinctive brands through point-of-sale windows
A.C.C. S.r.l.	2	2	Call center and back office services, customer care services, outbound telephone services, cloud computing services for the Nuvola Italiana cloud, tax consolidation payables
H.R. Services	20	11	Administration of personnel employed by TIM, training of TIM personnel, welfare services, and ASSILT and CRALT
Flash Fiber S.r.l.	7	3	Tax consolidation payables, deferred income, fees for use of fiber
INWIT S.p.A.	21	3	Supply of services for BTS sites, monitoring and security services, management and maintenance services
Telecom Italia Trust Technologies	10	11	Certification Authority service for TIM and within the TIM customer offering, design, development and testing of new applications and progressive maintenance of existing systems, provision of digital identity services, tax consolidation payables
Olivetti S.p.A.	52	39	Supply, installation and support for document management applications, provision of customized services as part of TIM offers for end customers, purchase of computer services, ICT product installation costs, after-sales service under TIM offers for end customers, processing, support and dispatching services for information flows associated with the recovery of receivables and electronic storage of documents in accordance with law, management services for Prepaid and Subscription Agreements for fixed-line and mobile telephone consumer customers respectively for electronic and paper archiving, management services for consumer contracts supporting the TIM CDA Line, back office services under the “Postino Intelligente” project aimed at the remote sale of the mobile offering, developments for the upgrading of the Decoupling and Advanced Back Office platforms, development of the Identity Management platform, project and platform upgrade development, tax consolidation payables
Persidera S.p.A.	3	5	Supply of “contribution services” for linear channels, for the provision and sale of the TIMvision service by TIM to its customers, tax consolidation payables

TIM S.p.A. Separate Financial Statements	Note 35	364
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Telecom Italia San Marino S.p.A.	—	1	Interconnection services of the Telecom Italia network to the TIM San Marino network in San Marino
Telecom Italia Sparkle S.p.A.	59	63	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	18	15	Customer Care services for TIM and for the Public Administration under the TIM offering, tax consolidation payables
Telenergia S.p.A.	57	41	Power services, tax consolidation payables
TN Fiber S.r.l.	6	4	Disposal of Indefeasible Rights of Use (IRU) to the NGAN fiber-optic network in the town of Trento, tax consolidation payables
Other minor companies	2	—	The amount shown in 2016 included the companies that were merged into TIM S.p.A. in 2017, in addition to other minor companies.
Total trade and miscellaneous payables and other current liabilities	279	221

STATEMENT OF CASH FLOWS LINE ITEMS

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	2017	2016	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Olivetti S.p.A.	5	8	Purchase of IT products for resale and lease under the offering to end customers
Telecom Italia Trust Technologies S.r.l.	4	2	Digital Identity and Certification Authority
Telenergia S.p.A.	13	11	Connections for power supply of local NGAN cabinets
TN Fiber S.r.l.	6	2	Acquisition of infrastructure for the optic fiber network
Other minor companies	1	1
Total purchase of intangible and tangible assets on an accrual basis	29	24

TIM S.p.A. Separate Financial Statements	Note 35	365
Related party transactions and direction and coordination activity

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

On December 14, 2017, the TIM Group sold its investment in Italtel S.p.A. (part of the Italtel group), so as of that date the Italtel group was no longer a related party.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2017	2016	Type of contract
Revenues
Asscom S.r.l.	1	1	Insurance brokerage
Italtel group	1	7	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
Nordcom S.p.A.	1	1	Fixed and mobile voice services, data network connections and outsourced ICT products and services
Other minor companies	—	1
Total revenues	3	10
Other income	3	—	Contributions governed by partnership agreements
Acquisition of goods and services
Italtel group	15	13	Supply and maintenance of switching equipment, software development and platform upgrading, customized products and services as part of TIM offerings to the company’s customers, and extension of professional services for the new Multimedia Video Data Center for the provision of the TIM Vision service.
Nordcom S.p.A.	—	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing
W.A.Y. S.r.l.	4	4	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering
Total acquisition of goods and services	19	18
Other operating expenses	—	—
Income/(expenses) from investments	—	1	Dividends
Finance income	—	—
Finance expenses	11	—	Write-down of financial receivable due from Alfiere S.p.A.

TIM S.p.A. Separate Financial Statements	Note 35	366
Related party transactions and direction and coordination activity

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Net financial debt
Non-current financial assets	—	12	Shareholder loans to ALFIERE S.p.A.
Financial receivables and other current financial assets	—	—
Total Non-current financial liabilities	—	—
Total Current financial liabilities	—	—
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Alfiere S.p.A.	1	—	Contracts for project management, administration, corporate and compliance services, and sundry chargebacks
Italtel group	—	6	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
W.A.Y. S.r.l.	1	1	Supply of fixed-line telephony, ICT and mobile services
Other minor companies	1	2
Total trade and miscellaneous receivables and other current assets	3	9
Trade and miscellaneous payables and other current liabilities
Italtel group	—	26	Supply transactions connected with investment and operations activities
Movenda	1	1	SIM-card supply and certification and functional development of IT platforms
Nordcom S.p.A.	—	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing
W.A.Y. S.r.l.	1	2	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering
Other minor companies	1	—
Total trade and miscellaneous payables and other current liabilities	3	30

STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	2017	2016	Type of contract
Purchase of intangible and tangible assets on an accrual basis
Italtel group	113	125	Purchases of telecommunications equipment
Movenda	2	2	Information technology services, licenses for Cardlet Mobile Connect.
Other minor companies	1	—
Total purchase of intangible and tangible assets on an accrual basis	116	127

TIM S.p.A. Separate Financial Statements	Note 35	367
Related party transactions and direction and coordination activity

The shareholder loan with the joint venture Alfiere S.p.A. in place at December 31, 2016 (12 million euros) was increased by 5 million euros in 2017 and subsequently used to cover losses amounting to 6 million euros. The remaining amount, of 11 million euros, was fully written down.

TIM has also issued guarantees on behalf of subsidiaries, associates and joint ventures for a total of 6,440 million euros, net of back-to-back guarantees received (7,216 million euros at December 31, 2016).

In particular, the following is noted: 5,003 million euros on behalf of Telecom Italia Capital (5,692 million euros at December 31, 2016); 1,367 million euros on behalf of Telecom Italia Finance (1,387 million euros at December 31, 2016); 0 million euros on behalf of the Sparkle group (38 million euros at December 31, 2016); 51 million euros on behalf of Olivetti S.p.A. (68 million euros at December 31, 2016); 18 million euros on behalf of Telenergia (23 million euros at December 31, 2016); 1 million euros relating to Alfiere S.p.A. (1 million euros at December 31, 2016).

TRANSACTIONS WITH OTHER RELATED PARTIES (BOTH THROUGH DIRECTORS, STATUTORY AUDITORS AND KEY MANAGERS AND AS PARTICIPANTS IN SHAREHOLDER AGREEMENTS PURSUANT TO ARTICLE 122 OF THE CONSOLIDATED LAW ON FINANCE)

Details are provided below of the transactions with:

•	Companies (and related groups) formerly shareholders of Telco S.p.A. (in short “Former Telco Companies”) namely: the Generali group, the Intesa Sanpaolo group and the Telefonica group – until May 4, 2017;

•	Related companies through Directors whose term of office ended on May 4, 2017;

•	Vivendi Group and the companies of the group it belongs to (as a result of the resolutions of the Board of Directors of Tim S.p.A. of May 3 and June 1, 2017);

•	Related companies through Directors appointed on May 4, 2017 (including the Mediobanca group).

TIM S.p.A. Separate Financial Statements	Note 35	368
Related party transactions and direction and coordination activity

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2017	2016	Type of contract
Revenues
Generali group	12	41	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services
Intesa Sanpaolo group	31	64	Telephone services, MPLS and international data networks, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	4	7	Telephone services, sale of equipment, outsourced data network services, Internet accesses and software licenses
RCS Media Group	—	2	Fixed-line telephone service
Telefónica group	2	11	Roaming services, operations services on software and hardware platforms
Other minor companies	1	—
Total revenues	50	125
Other income	4	1	Generali group damage compensation
Acquisition of goods and services
Generali group	5	18	Insurance premiums and property leases
Havas Group	54	—	Management of media space on behalf of TIM and, to a lesser extent, development and delivery of advertising campaigns.
Intesa Sanpaolo group	5	11	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	Credit recovery activities
RCS Media Group	—	1	Provision of content and digital publishing services within the offering for TIM customers and fees for telephone top-up services
Telefónica group	1	7	Roaming services
Vivendi group	4	6	Purchase of musical and television digital content (TIMmusic, TIMvision) and supply of D&P cloud-based games (TIMgames).
Total acquisition of goods and services	70	44
Employee benefits expenses	1	2	Generali group insurance related to the work of personnel
Other operating expenses	—	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group
Income/(expenses) from investments	—	—
Finance income
Intesa Sanpaolo group	27	88	Income from derivatives
Mediobanca group	14	26	Income from derivatives
Total finance income	41	114
Finance expenses
Intesa Sanpaolo group	35	109	Expenses from derivatives, interest expenses, financial commissions payable, other expenses
Mediobanca group	76	23	Expenses from derivatives, interest expenses
Total finance expenses	111	132

TIM S.p.A. Separate Financial Statements	Note 35	369
Related party transactions and direction and coordination activity

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Net financial debt
Non-current financial assets	—	449	Derivatives put into place in 2016 with the Mediobanca group and the Intesa Sanpaolo group
Financial receivables and other current financial assets	38	21	Derivatives negotiated with the Mediobanca group
Cash and cash equivalents
Former Telco Companies	—	135	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2016
Total Cash and cash equivalents	—	135
Non-current financial liabilities
Former Telco Companies	—	488	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2016
Mediobanca group	80	330	Referring to medium/long-term loans, derivatives and non-current financial payables for finance leases
Total Non-current financial liabilities	80	818
Current financial liabilities
Former Telco Companies	—	26	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2016
Mediobanca group	150	81	Current portion of medium/long term loans, derivatives and current financial payables for finance leases
Total Current financial liabilities	150	107

TIM S.p.A. Separate Financial Statements	Note 35	370
Related party transactions and direction and coordination activity

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Other Directors	3	—	Voice services and prepaid card top-ups
Mediobanca group	—	2	Telephone services, sale of equipment, outsourced data network services, Internet accesses and software licenses
Former Telco Companies	—	81	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2016
Other minor companies	1	—
Total trade and miscellaneous receivables and other current assets	4	83
Miscellaneous payables and other non-current liabilities	—	1	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2016
Trade and miscellaneous payables and other current liabilities
Havas Group	22	—	Management of media space on behalf of TIM and, to a lesser extent, development and delivery of advertising campaigns.
Mediobanca group	1	13	Credit recovery activities
Vivendi group	1	3	Purchase of musical and television digital content (TIMmusic, TIMvision) and supply of D&P cloud-based games (TIMgames).
Former Telco Companies	—	151	See the Note “Related party transactions” in the Separate Financial Statements of TIM S.p.A. at 12/31/2016
Other minor companies	—	—
Total trade and miscellaneous payables and other current liabilities	24	167

TIM S.p.A. Separate Financial Statements	Note 35	371
Related party transactions and direction and coordination activity

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS

(millions of euros)	2017	2016	Type of contract
Employee benefits expenses			Contributions to pension funds
Fontedir	8	10

Telemaco	63	65

Total Employee benefits expenses	71	75

STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	12/31/2017	12/31/2016	Type of contract
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3	3

Telemaco	20	20

Total trade and miscellaneous payables and other current liabilities	23	23

TIM S.p.A. Separate Financial Statements	Note 35	372
Related party transactions and direction and coordination activity

REMUNERATION TO KEY MANAGERS

In 2017, the total remuneration recorded on an accrual basis by TIM S.p.A. in respect of key managers amounted to 34 million euros (34 million euros at December 31, 2016). The figure breaks down as follows:

	o -	a. -

(millions of euros)	12/31/2017	12/31/2016
Short-term remuneration	9	12

Long-term remuneration	—	2

Employment termination benefit incentives	25	11

Share-based payments (*)	—	9

Total	34	34

(*)	These refer to the fair value of the rights, accrued to December 31, 2017 under the share-based incentive plans of TIM S.p.A. (Stock Option Plan 2014-2016 and the Special Award).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The employment termination benefit incentives for 2017 related to the amount awarded as a settlement to Flavio Cattaneo and did not include the reversal, totaling 10.7 million euros, of the accruals made in 2016 for the Special Award.

With reference again to the Special Award, we report that long-term remuneration in 2016 did not include 3.6 million euros of provisions allocated to cover amounts that may be assigned on a discretionary basis to employees or directors of TIM or subsidiaries, as the beneficiaries also classified as Key Managers had not yet been identified.

The beneficiaries of the bonus were identified in June 2017, with Key Managers assigned a total amount of 1,450,000 euros (of which 1,160,000 euros paid in the form of 1,487,178 TIM S.p.A. ordinary shares and the remainder in cash).

Share-based payments for 2016 did not include the effects of the reversal of 3.7 million euros of accruals related to the costs for the 2014-2016 Stock Option Plan.

In 2017, the contributions paid for defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 97,000 euros (95,000 euros in 2016).

TIM S.p.A. Separate Financial Statements	Note 35	373
Related party transactions and direction and coordination activity

In 2017, “Key managers”, i.e. those who, directly or indirectly, have the power and responsibility for the planning, management and control of TIM Group operations, including directors, were the following:

Directors:
Arnaud Roy de Puyfontaine	(1)	Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(2)	Executive Chairman of TIM S.p.A.
	(3)	Deputy Executive Chairman of TIM S.p.A.
Flavio Cattaneo	(4)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(5)	General Manager of TIM S.p.A.
Amos Genish	(3)	Managing Director and Chief Executive Officer of TIM S.p.A.
	(3)	General Manager of TIM S.p.A.
Managers:
Stefano De Angelis		Diretor Presidente Tim Participações S.A.
Stefano Azzi		Head of Consumer & Small Enterprise
Stefano Ciurli		Head of Wholesale
Giovanni Ferigo		Head of Technology
Lorenzo Forina		Head of Business & Top Clients
Francesco Micheli	(6)	Head of Human Resources & Organizational Development
Cristoforo Morandini		Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo	(7)	Head of Corporate Legal Affairs
	(8)	Head of Human Resources & Organizational Development
Piergiorgio Peluso		Head of Administration, Finance and Control
	(9)	Head of Business Support Office

(1)	from June 1, 2017;
(2)	to May 31, 2017;
(3)	from September 28, 2017;
(4)	to July 27, 2017;
(5)	to July 31, 2017;
(6)	Until November 30, 2017, responsibility for Human Resources & Organizational Development was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli;
(7)	from January 10, 2017;
(8)	From December 1, 2017, responsibility for Human Resources & Organizational Development was assigned on an interim basis to the Head of Corporate Legal Affairs, Agostino Nuzzolo;
(9)	responsibility for the Business Support Office was assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso, until December 18, 2017, when the function was discontinued.

TIM S.p.A. Separate Financial Statements	Note 35	374
Related party transactions and direction and coordination activity

DIRECTION AND COORDINATION ACTIVITY

Below is a summary of the key figures taken from the latest approved financial statements of the Company exercising Direction and Coordination.

VIVENDI S.A.

42 Avenue de Friedland – PARIS

(millions of euros)		12/31/2016
STATEMENT OF FINANCIAL POSITION
Other non-current assets		20,196.0

Current assets		6,878.4

Prepaid expenses		9.5

TOTAL ASSETS		27,083.9

EQUITY		18,854.8

Share capital	7,079.0

Reserves	9,804.9

Retained earnings (Accumulated losses), including profit (loss) for the year	1,970.9

Provisions		809.3

Liabilities		7,392.5

Unrealized exchange gains		27.3

TOTAL EQUITY AND LIABILITIES		27,083.9

INCOME STATEMENT
Revenues		46.0

EBIT		(110.4)

Net finance income		862.1

Profit (loss) before extraordinary items and tax		751.7

Net extraordinary income		802.1

Income tax (expense)/return		55.7

Profit (loss) for the year		1,609.5

For more details see the financial information available on the website of the Controlling Entity www.vivendi.com, Investor Analyst channel.

TIM S.p.A. Separate Financial Statements	Note 35	375
Related party transactions and direction and coordination activity

NOTE 36

EQUITY COMPENSATION PLANS

Equity compensation plans in effect at December 31, 2017 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2017. For more information on the plans in place at December 31, 2016, see the Annual Financial Report of TIM S.p.A. at that date.

DESCRIPTION OF STOCK OPTION PLANS

2014-2016 Stock Option Plan

The objective of the 2014–2016 Stock Option Plan, introduced following its approval by the Board of Directors of the Company on June 26, 2014, was to encourage management holding organizational positions that are crucial to the company business to focus on the medium/long-term growth in value of company shares. It was aimed at the Chief Executive Officer, Top Management (including Key Officers) and select Telecom Italia Group managers.

The Plan involved a three year (2014–2016) vesting period with two three-year performance conditions (Cumulated Free Cash Flow 2014-2016 and Total Shareholders Return for Telecom Italia versus 11 peers), and a ceiling on issuable shares of 196,000,000. The three-year exercise period (March 24, 2017–March 24, 2020) commenced following the approval of the financial statements for 2016 by the Board of Directors on March 23, 2017.

Based on final data approved, the number of exercisable options is 20% of the total options assigned to targets:

•	the parameter relating to Cumulated Free Cash Flow (FCF) did not reach the minimum level, therefore no options linked to that parameter (50% of the total allocated to targets) will be exercisable;

•	the Total Shareholder Return of TIM was in 8th place in the ranking of the 11 peers, giving the right to the vesting of 40% of the options linked to that parameter (50% of the total allocated to targets).

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options. Below is the situation at December 31, 2017:

•	133,042 shares at a unit price of 1.15 euro;

•	343,069 shares at a unit price of 1.01 euros;

•	893,617 shares at a unit price of 0.99 euro;

•	13,555,651 shares at a unit price of 0.94 euros.

Special Award 2016 - 2019

The Plan was approved by the Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016, for the part to be paid in shares.

The recipients of the Plan were the then Chief Executive Officer, Flavio Cattaneo, and other managers chosen by him.

In June 2017, the additional beneficiaries of the Special Award were identified for the 1.5% of the 2016 over-performance. As at December 31, 2017, the total net liability amounted to 3.1 million euros (2.4 million euros made up of 2,902,561 TIM S.p.A. ordinary shares and the remainder in cash).

The bonus is to be paid out following the approval of the financial statements for 2019, on the condition that the beneficiary is still working for a TIM Group company at the date of approval of the consolidated financial statements for 2019, except in the cases expressly contemplated, including, for example, in the case of early retirement or in the event that the company employing the beneficiary is scoped out of the Group.

On July 24, 2017, following the resignation of Mr. Cattaneo, an agreement was reached between the parties that provided for the payment of a gross amount of 22.9 million euros as a settlement arrangement. This amount takes particular, but not exclusive, account of the Special Award.

The resignation of Mr. Cattaneo resulted in the conclusion of the incentive plan.

Regarding the remaining component to be paid to the beneficiaries identified in June 2017, the bonus is made up 80% by TIM ordinary shares (the number of which will be calculated by dividing 80% of the bonus earned in the year by the nominal value of the share at the performance assessment date) and 20% in cash.

The bonus actually paid, both for the cash and equity component, will be subject to the clawback mechanisms in force at the time.

The Board of Directors may choose to pay out all or part of the equity component of the bonus in cash, on the basis of the normal value of shares at the time of the approval of the consolidated financial statements for 2019.

For more details, see the information document prepared according to the format laid down in the Issuer Regulations and available on the website www.telecomitalia.com.

TIM S.p.A. Separate Financial Statements	∎ Note 36	376
∎ Equity compensation plans

NOTE 37

SIGNIFICANT NON-RECURRING EVENTS AND

TRANSACTIONS

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euros)			Equity	Profit (loss) for the year	Net financial debt	Cash flows (*)
Amount – financial statements	(a	)	20,069	1,087	29,210	(763)

Professional and consulting services and other costs			(6)	(6)	25	(25)

Charges and provisions for restructuring and other			(495)	(495)	116	(116)

Expenses related to disputes and regulatory sanctions and related liabilities, and expenses related to disputes with former employees and liabilities with customers and/or suppliers			(108)	(108)	6	(6)

Sundry expenses			(22)	(22)	107	(107)

Impairment losses on non-current assets			(22)	(22)	—	—

Finance expenses			(19)	(19)	—	—

Total non-recurring effects	(b	)	(671)	(671)	254	(254)

Income/(Expenses) relating to Discontinued operations	(c	)	—	—	—	—

Figurative amount	(a-b-c	)	20,740	1,758	28,956	(509)

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

TIM S.p.A. Separate Financial Statements	Note 37	377
Significant non-recurring events and transactions

The impact of non-recurring items on the separate income statement line items is as follows:

(millions of euros)	2017	2016
Acquisition of goods and services	(8)	(1)

Professional and consulting services and other costs	(8)	(1)

Employee benefits expenses	(692)	(130)

Costs associated with restructuring, streamlining and other processes	(692)	(130)

Other operating expenses	(176)	(25)

Expenses related to disputes and regulatory sanctions and related liabilities, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(148)	(10)

Sundry expenses	(28)	(15)

Impact on EBITDA	(876)	(156)

Impairment reversals (losses) on non-current assets	(30)	—

Impairment losses on non-current intangible assets	(30)

Impact on EBIT	(906)	(156)

Other income (expenses) from investments	—	—

Other finance income (expenses)	(26)	(26)

Impact on profit (loss) before tax from continuing operations	(932)	(182)

Effect on income taxes on non-recurring items	261	47

Discontinued operations – effect of the sale of the equity interest in Sofora	—	340

Impact on profit (loss) for the year	(671)	205

TIM S.p.A. Separate Financial Statements	Note 37	378
Significant non-recurring events and transactions

NOTE 38

POSITIONS OR TRANSACTIONS RESULTING FROM

ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2017 no atypical and/or unusual transactions, as defined by that Communication, were pursued.

NOTE 39

OTHER INFORMATION

RESEARCH AND DEVELOPMENT

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2017	12/31/2016
Research and development costs expensed during the year	43	44

Capitalized development costs	1,904	1,686

Total research and development costs (expensed and capitalized)	1,947	1,730

The increase in 2017 is mainly connected to engineering, expansion and development of next generation networks, i.e. LTE and NGAN.

In the 2017 separate income statement, amortization charges totaling 777 million euros were recorded for development costs capitalized during the year and in prior years.

Research and development activities conducted by TIM S.p.A. are detailed in the Report on Operations (Sustainability Section).

OPERATING LEASES

In accordance with IAS 17, the Company considers as non-cancelable those operating leases that can only be canceled upon the occurrence of some remote contingency, with the permission of the lessor, or upon payment by the lessee of such an additional amount (penalty) that, at inception of the lease, continuation of the lease is reasonably certain.

TIM S.p.A. Separate Financial Statements	Note 39	379
Other information

In particular:

•	Revenue related

TIM has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2017, the amount of lease installments receivable was as follows:

(millions of euros)	12/31/2017	12/31/2016
Within 1 year	73	72

From 2 to 5 years	97	128

Beyond 5 years	5	32

Total	176	232

The decrease was primarily attributable to lower lease payments in relation to the lease of spaces to INWIT S.p.A. where several towers are located (so-called infrastructure sites).

•	Expense related

TIM has entered into non-cancelable operating leases on properties, vehicle rental agreements, rental agreements for IT products, equipment and devices and hosting contracts on sites owned by third parties.

The measurement perimeter shown excludes the impacts of leases classified as finance leases (mainly real estate leases and leases on equipment and industrial vehicles) and leases or lease periods considered cancelable.

At December 31, 2017, the amount of lease installments receivable is as follows:

(millions of euros)	12/31/2017	12/31/2016
Within 1 year	427	451

From 2 to 5 years	1,334	1,357

Beyond 5 years	133	546

Total	1,894	2,354

The decrease was mainly due to the reduction in lease payments for the Master Service Agreement with Inwit S.p.A., as well as the lease payments for properties and industrial autovehicles.

TIM S.p.A. Separate Financial Statements	Note 39	380
Other information

SUMMARY SCHEDULE OF FEES DUE TO THE AUDIT FIRM AND OTHER FIRMS IN ITS NETWORK

The table below shows the total fees payable to PwC S.p.A. and the other entities of the PwC network for auditing the 2017 financial statements, as well as the fees pertaining to 2017 for other audit/checking services and other non-audit services provided to TIM by PwC and other entities of the PwC network. Out-of-pocket expenses incurred in 2017 for such services are also included herein.

	TIM S.p.A.

(in euros)	PwC S.p.A.	Other firms in the PwC network	Total PwC network
Audit services:
audit of the separate financial statements	1,169,400		1,169,400

audit of the consolidated financial statements	227,100		227,100

review of Form 20-F and SOX Rule 404	1,018,870		1,018,870

limited review of the half-year condensed consolidated financial statements	227,160		227,160

other	8,500		8,500

Verification services with issue of certification	91,300	15,000	106,300

Attestation of compliance of the Consolidated Non-Financial Statement	137,206		137,206

Other services:
agreed procedures on regulatory accounting areas	39,000		39,000

due diligence procedures for the sale/purchase of investments		120,000	120,000

other		162,500	162,500

Total 2017 fees due for audit and other services to the PwC network	2,918,536	297,500	3,216,036

Out-of-pocket expenses			255,915

Total			3,471,951

TIM S.p.A. Separate Financial Statements	Note 39	381
Other information

NOTE 40

EVENTS SUBSEQUENT TO DECEMBER 31, 2017

JOINT VENTURE WITH CANAL+

On January 17, 2018, the Board of Directors of TIM noted that the term sheet signed with Canal+ would expire the following day. Negotiations to reach a partnership agreement in the content sector were started up again, as the convergent offer of video content is one of the key elements of TIM’s 2018–2020 Strategic Plan. Furthermore, in the light of Consob instructions, and in accordance with the observations made by the Board of Statutory Auditors of the Company, the procedure for significant related party transactions will apply, entailing the involvement in negotiations for the deal of a specific committee consisting of all the independent members of the Board of Directors.

DISPOSAL OF PERSIDERA S.p.A.

On February 23, 2018, the Board of Directors of TIM S.p.A. examined and approved by majority vote the acquisition offer on Persidera received from F2i and Rai Way, in consideration of the fact that the company is not a strategic asset for TIM.

Accordingly, the Board delegated the Chief Executive Officer Amos Genish to arrange the transaction, reserving the right to take into consideration any other binding offer that should be received.

In application, on a voluntary basis, of the procedure for transactions with related parties, the proposed transaction was submitted to the Control and Risk Committee, which approved it by majority vote.

APPROVAL OF THE PROJECT FOR THE VOLUNTARY SEPARATION OF THE ACCESS NETWORK

On March 6, 2018, the Board of Directors of TIM S.p.A. granted a mandate to the Chief Executive Officer, Amos Genish, to start the formal process to notify AGCom of the project for the voluntary separation of the fixed-line access network.

The project involves the creation of a separate legal entity (“Netco”) 100% owned by TIM, which will be the owner of the access network (from the exchange to customers’ homes) and all infrastructure (buildings, electronic equipment and IT systems), with the personnel necessary to provide wholesale services independently.

The project represents a turning point and establishes the most advanced network separation model in Europe, by creating a “one-stop-shop” access point for regulated and unregulated wholesale services for all operators, including TIM, delivering a fully neutral and equivalent model.

Netco will have the investment capabilities to maintain the highest quality network and help Italy meet the European 2025 Digital Agenda ultrabroadband goals. The initiative will contribute significantly to further developing the digitization of the country, supporting the evolution of the current regulatory framework.

The creation of Netco will leave the Group scope unchanged, and will occur in compliance with the Golden Power provisions.

Agcom will be notified of the project for the voluntary separation of the network according to the procedures and timing defined according to the Electronic Communications Code.

TIM S.p.A. Separate Financial Statements	Note 40	382
Events subsequent to December 31, 2017

NOTE 41

LIST OF INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in subsidiaries
4G RETAIL	Milan	Euro	2,402	58,239	8,427	100.00%	58,239		15,108	(43,131)

CD FIBER	Rome	Euro	50	45	(1)	100.00%	45	(5)	50	5

FLASH FIBER	Milan	Euro	30	89,772	(5,665)	80.00%	71,818		76,824	5,006

HR SERVICES	L’Aquila	Euro	500	8,746	1,667	100.00%	8,746		570	(8,176)

INFRASTRUTTURE WIRELESS ITALIANE	Milan	Euro	600,000	1,522,660	126,740	60.03%	845,666		828,494	(17,172)

NOVERCA	Rome	Euro	10	4,557	(9,561)	100.00%	4,557		20,202	15,645

OLIVETTI	Ivrea (TO)	Euro	10,000	19,651	(10,668)	100.00%	19,651		16,530	(3,121)

PERSIDERA	Rome	Euro	21,429	99,986	10,771	70.00%	62,450		137,641	75,191

TELECOM ITALIA CAPITAL	Luxembourg	Euro	2,336	(121,347)	11,004	100.00%	(121,347)		2,388	123,735

TELECOM ITALIA FINANCE	Luxembourg	Euro	1,818,692	6,359,281	41,506	100.00%	6,321,781		5,914,971	(406,810)

TELECOM ITALIA LATAM PARTIC. E GESTÃO ADMIN.	SanPaolo (Brazil)	R$	118,926	(21,662)	(3,360)

		Euro	29,977	(5,460)	(847)	100.00%	(5,460	)(5)	—	5,460

TELECOM ITALIA SAN MARINO	San Marino	Euro	1,808	4,689	700	100.00%	4,689		7,565	2,876

TELECOM ITALIA SPARKLE	Rome	Euro	200,000	670,868	(34,476)	100.00%	771,954	(6)	586,651	(185,303)

TELECOM ITALIA TRUST TECHNOLOGY	Pomezia (RM)	Euro	7,000	12,516	863	100.00%	12,516		8,498	(4,018)

TELECOM ITALIA VENTURES	Milan	Euro	10	2,541	(551)	100.00%	2,541		2,541	—

TELECONTACT CENTER	Naples	Euro	3,000	19,934	4,040	100.00%	19,934		12,523	(7,411)

TELENERGIA	Rome	Euro	50	30,771	1,107	100.00%	30,771		50	(30,721)

TELSY	Turin	Euro	390	18,223	974	100.00%	18,223		14,517	(3,706)

TI AUDIT COMPLIANCE LATAM (in liquidation)	Rio de Janeiro (Brazil)	R$	1,500	2,069	15

		Euro	378	522	4	69.9996%	365		313	(52)

TIMVISION	Rome	Euro	50	563	(484)	100.00%	563	(5)	1,050	487

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES	Rio de Janeiro (Brazil)	R$	7,169,030	11,144,128	186,201

		Euro	1,807,039	2,809,010	46,934	0.00000001%	—		—	—

TIM TANK	Milan	Euro	18,100	18,193	(56)	100.00%	18,193	(5)	18,375	182

TIMB 2	Rome	Euro	10	8	(1)	1.00%	—		—	—

TN FIBER	Trento	Euro	55,918	39,800	(7,647)	100.00%	39,800		39,800	—

							(	*)	7,704,661	(481,034)

TIM S.p.A. Separate Financial Statements	Note 41	383
List of investments in subsidiaries, associates and joint ventures

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% Ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)
Investments in associates and joint ventures
ALFIERE	Rome	Euro	9,250	(4,040)	(46,086)	50.00%	(2,020)		—	2,020

AREE URBANE (in liquidation)	Milan	Euro	100	(61,635)	(21,165)	32.62%	(20,105)		—	20,105

ASSCOM INSURANCE BROKERS	Milan	Euro	100	1,458	633	20.00%	292		20	(272)

DONO PER ( in liquidation)	Rome	Euro	30	(69)	(267)	33.33%	(23	)(5)	3	26

NORDCOM	Milan	Euro	5,000	12,002	1,128	42.00%	5,041		2,143	(2,898)

TIGLIO I	Milan	Euro	5,256	14,420	(1,728)	47.80%	6,893		6,597	(296)

TIGLIO II (in liquidation)	Milan	Euro	10	241	(16)	49.47%	119		119	—

Consorzio EO (in liquidation)	Rome	Euro	31	1	(1)	50.00%	1		—	(1)

									8,882	18,684

(*)	The amount does not include 7 thousand euros representing the discount and the fair value of the bonus shares, on the TIM ordinary shares subscribed by the employees of the companies controlled indirectly by the TIM Group under the “2010-2014 Broad-Based Employee Share Ownership Plan (“BBSOP”).
(1)	Figures taken from the latest approved financial statements. For subsidiaries, the data used are taken from the IFRS-prepared financial statements.
(2)	Includes profit (loss)
(3)	Net of dividends to be paid
(4)	Includes payments made to the investment account
(5)	Covered by the provision for losses of subsidiaries and associates
(6)	Figures taken from the consolidated financial statements

TIM S.p.A. Separate Financial Statements	Note 41	384
List of investments in subsidiaries, associates and joint ventures

CERTIFICATION OF THE SEPARATE FINANCIAL STATEMENTS PURSUANT TO ARTICLE 81-TER OF CONSOB REGULATION 11971 DATED MAY 14, 1999, WITH AMENDMENTS AND ADDITIONS

1.	We, the undersigned, Arnaud Roy de Puyfontaine, as Executive Chairman, Amos Genish, as Chief Executive Officer, and Piergiorgio Peluso, as Manager responsible for preparing TIM S.p.A. financial reports, certify, having also considered the provisions of Article 154-bis, paragraphs 3 and 4, of Italian Legislative Decree 58 of February 24, 1998:

(1)	the adequacy in relation to the characteristics of the company and

(2)	the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2017 fiscal year.

2.	TIM has adopted the Internal Control – Integrated Framework Model (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, as its framework for the establishment and assessment of its internal control system, with particular reference to the internal controls for the preparation of the financial statements.

3.	The undersigned also certify that:

3.1.	the separate financial statements at December 31, 2017:

a)	are prepared in conformity with international accounting principles endorsed by the European Union pursuant to EC Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislation and regulations in force in Italy with particular reference to Article 154-ter of Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of Article 9 of Legislative Decree 38 of February 28, 2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair view of the financial position, financial performance and cash flows of the Company;

3.2.	the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to the main risks and uncertainties. The Report on Operations also contains a reliable analysis of information concerning significant related party transactions.

March 6, 2018

Executive Chairman	Chief Executive Officer	Manager Responsible for Preparing the Corporate Financial Reports
Arnaud Roy de Puyfontaine	Amos Genish	Piergiorgio Peluso

TIM S.p.A. Separate Financial Statements	Certification of the Financial Statements	385

INDEPENDENT AUDITORS’ REPORT

Independent auditor’s report

in accordance with article 14 of Legislative Decree No. 39 of 27 January 2010 and article 10 of Regulation (EU) No. 537/2014

To the shareholders of TIM SpA

Report on the audit of the consolidated financial statements

Opinion

We have audited the financial statements of TIM SpA (the “Company”), which comprise the statement of financial position as of 31 December 2017, the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of 31 December 2017, and of the result of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISA Italia).

Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of this report. We are independent of the Company pursuant to the regulations and standards on ethics and independence applicable to audits of financial statements under Italian law. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters	Audit procedures performed

Impairment test on goodwill

Note 3 of the separate financial statements “Goodwill”

The goodwill as of 31 December 2017 is equal to Euro 27,027 million, referable to the Core Domestic’s Cash generating unit (“CGU”) for Euro 26,615 million and to International wholesale’s CGU for Euro 412 million. The goodwill represents approximately 43% of total assets, therefore it is a very significant line item of the financial statements.

The audit procedures performed included the analysis of the consistency between the impairment test procedures approved by the Board of Directors, the requirements of International Accounting Standard 36 ‘Impairment of Assets’ and the impairment test procedure effectively in place. Additionally, we verified the design and operation of the key controls in place performed by Management to address identified risks.

387

Management, with the support of external experts, performed the annual impairment test as at 31 December 2017 for all the CGUs identified.

Based on the impairment test performed, the goodwill’s recoverable amount was higher than the carrying amounts for Euro 2,197 million in relation to Core Domestic CGU and for Euro 242 million in relation to International wholesale CGU.

The impairment test for Core Domestic and International Wholesale CGUs involved the use of complex estimates, including those related to 2018-2020 business plan’s cash flows and the related projections for 2021-2022, the definition of the discount rates and the growth rate used to estimate the terminal value beyond the business plan projections.

This was an area of particular audit focus because of the Core Domestic’s CGU goodwill significance, TIM’s market capitalization lower than consolidated net equity’s value, and the complexity of the assumptions used to determine the value in use.

We analyzed key assumptions utilized to determine the net present value of the prospective cash flows. These activities have been performed through discussions held with TIM’s senior management and their external valuation and industrial experts, a comparison of main assumptions and parameters utilized (expected cash flows, discount rate, terminal rate) with market benchmarks, indications provided by external experts and corresponding assumptions used in the context of the impairment test as of 31 December 2016.

Additionally, we evaluated the consistency between the expected cash flows used for the impairment test and the ones included in the 2018-2020 business plan approved by the Board of Directors and we verified the accuracy of the underlying calculation. These activities have been integrated with the review of Management’s sensitivity analysis performed on risk factors identified, and on some of parameters used in the impairment test (i.e. discount rate, long term growth rate).

Lastly, we verified the adequacy of the financial disclosure based on international financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the description of the impairment test process, disclosure of the main assumptions, quantitative results of the impairment test and sensitivity analysis.

Litigation in Italy

388

Note 22 of the separate financial statements “Contingent liabilities, other information, commitments and guarantees”

TIM is involved in several regulatory and commercial legal disputes, some of which are characterized by significant requests. We highlight the so called A428’s “follow-on”

disputes, originated by the reimbursement requests made by certain telecommunications operators based on the fine imposed in prior years by the Italian Competition Authority to TIM due to an alleged abuse of dominant position.

Furthermore we highlight the presence of other ongoing or potential disputes, related to contracts signed in prior years that had been entered into with certain media players for the bundled service offerings of TV content, which included certain guaranteed minimum fees.

At the end of fiscal year 2017, Management, with the support of external legal counsel, updated their risk assessment related to the aforementioned disputes.

Management’s assessment of risks related to these proceedings has been an area of focus in the context of our audit activities. This is due to the fact that these management’s estimates are complex also considering the regulatory framework and the competitive environment.

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held with TIM’s senior management aimed to gain an understanding of the liabilities’ estimates process, the defensive strategy and actions activated based on the claims received.

In addition we have analyzed with the support of PwC’s network specialists, the legal opinions provided by TIM’s external legal counsels supporting Management’s risk assessment, as well as the confirmations received by them in response to our confirmation letters aimed to obtains updates on disputes status.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the description of claims for damages and overall disputes progress.

“28 days” invoicing period Note 22 of the separate financial statements “Contingent liabilities, other information, commitments and guarantees” During 2017, TIM and other	Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

389

telecommunication fixed services operators were recipients of the resolution n. 121/2017 issued by the Authority for Communications Guarantees (AGCOM) which was related to the application of an invoicing period of 28 days instead of monthly, applied by TIM and other operators since the second quarter of 2017.

Due to the non-compliance of the operators to the above mentioned resolution, the Authority issued two further resolutions (499/2017 of 21 December 2017, and 112/2018 of 14 March 2018) by which it has fined TIM for Euro 1,200 thousand, with the additional request to reimburse the customers for the service days not utilized because of the 28 days billing period.

TIM has appealed the resolutions before the TAR (Regional Administrative Court) of Lazio, requesting the suspension of the same. On 22 February 2018, TAR of Lazio suspended the effects of the resolution 499/17 regarding the obligation to reimburse the customers and set the court discussion on the annulment on 14 November 2018. In December 2017, the law 172/17 has also been adopted, which requires that telecommunications service contracts must have billing deadlines on a monthly or multiple-month basis by April 2018.

For the financial statements as at 31 December 2017, Management supported by its external legal counsel, did not consider probable the risk to have a significant liability related to this dispute, and therefore no accrual has been recorded.

This dispute has been an area of focus in the context of our audit activities because of the possible reimbursement magnitude and the level of judgement applied by Management to evaluate the relative risk.

These activities have been performed also through various discussions held with TIM’s legal department management. We have also analyzed with the support of PwC’s network specialists the opinion provided by external legal counsel who supports Management in the evaluation of the risk. Furthermore, we have evaluated the competencies of the external legal counsels engaged by Management.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the description of Authority’s claims and overall dispute progress.

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“Golden Power” dispute

Note 22 of the separate financial statements “Contingent liabilities, other information, commitments and guarantees”

On 28 September 2017, the Presidency of the Council of Ministers ascertained the violation of the notification requirements imposed by the law decree 21/2012, known as “Golden Power” Law decree. With the same decision a new administrative procedure was started for the possible imposition on TIM of a sanction potentially significant because the amount should be no less than 1% of the “cumulative turnover achieved by the companies involved”.

TIM appealed this act before the President of the Republic, requesting the cancellation for both formal and substantive defects.

The assessment of the risk related to this dispute required a specific attention during our audit because it is a complex Management’s estimate, also in view of the exceptionality of this decision.

Our audit procedures included an understanding of management’s assessment process integrated with an understanding of the design and operation of the controls in place to address the risks identified.

These activities have been performed also through various discussions held with TIM’s legal department management. We have also analyzed, with the support of PwC’s network specialists, TIM’s jurisdictional recourse provided by external legal counsel who supports Management in the evaluation of the risk as well as the confirmations received by them in response to our confirmation letter. Furthermore, we have evaluated the competencies of the external legal counsels engaged by Management.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit, with a particular focus on the overall dispute progress.

Personnel reduction plan

Note 18 and 26 of the separate financial statements, “Employee benefits” and “Employee benefits expenses”

As part of the 2018-2020 business plan, TIM’s Management intended to simplify and develop the organizational structure of the company as well as the processes’ transformation and digitalization.

Our audit procedures included gaining an understanding of management’s assessment process, integrated with the understanding of the design and operating effectiveness of key controls in place to address these risks.

We reviewed critically with TIM’s management the liability estimation

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In this context at the end of 2017, TIM’s Management decided and communicated to labor unions to manage the “effects of the planned technological and organizational innovation paths also through a new work-force dimensioning, also favoring the decrease of the workforce’s average age”.

Based on IAS 19 and 37 requirements, Management recorded in the statement of financial position a provision of Euro 758 million. The related expense accrual recorded in the 2017 income statements was equal to Euro 674 million and has been presented within non-recurring expenses.

The assessment of the liability originated by the workforce restructuring plan has been an area of specific focus during our audit activities, because it represents a complex Management’s estimate also considering the magnitude of the event.

process and the main assumptions that were considered in order to determine the provision accrued.

In particular in the context of the aforementioned activities, we verified the reasonableness of the assumptions utilized within Management’s estimate as well as the mathematical accuracy of the calculation performed in the liability’s definition process.

Lastly, we verified the adequacy of the financial disclosure based on International financial reporting standards requirements, information and data obtained during our audit.

Other matters

THE COMPANY, AS REQUIRED BY LAW, INCLUDED IN THE NOTES TO THE FINANCIAL STATEMENTS A SUMMARY OF THE KEY FIGURES TAKEN FROM THE LATEST APPROVED FINANCIAL STATEMENTS OF THE COMPANY EXERCISING “DIRECTION AND COORDINATION” UNDER ITALIAN LAW. OUR OPINION DOES NOT COVER THESE FIGURES.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/05 and, in the terms prescribed by law, for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Management is responsible for assessing the Company’s ability to continue as a going concern and, in preparing the financial statements, for the appropriate application of the going concern basis of accounting, and for disclosing matters related to going concern. In preparing the financial statements, management uses the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

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Those charged with governance are responsible for overseeing, in the terms prescribed by law, the Company’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing (ISA Italia) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit conducted in accordance with International Standards on Auditing (ISA Italia), we exercised our professional judgement and maintained professional scepticism throughout the audit. Furthermore:

•	We identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error; we designed and performed audit procedures responsive to those risks; we obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	We obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•	We evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

•	We concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•	We evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicated with those charged with governance, identified at an appropriate level as required by ISA Italia, regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

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We also provided those charged with governance with a statement that we complied with the regulations and standards on ethics and independence applicable under Italian law and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We described these matters in our auditor’s report.

ADDITIONAL DISCLOSURES REQUIRED BY ARTICLE 10 OF REGULATION (EU) NO 537/2014

On 29 April 2010, the shareholders of TIM SpA engaged us to perform the statutory audit of the Company’s and consolidated financial statements for the years ending 31 December 2010 to 31 December 2018.

We declare that we did not provide any prohibited non-audit services referred to in article 5, paragraph 1, of Regulation (EU) No. 537/2014 and that we remained independent of the Company in conducting the statutory audit.

We confirm that the opinion on the financial statements expressed in this report is consistent with the additional report to those charged with governance, in their capacity as audit committee, prepared pursuant to article 11 of the aforementioned Regulation.

Report on compliance with other laws and regulations

Opinion in accordance with Article 14, paragraph 2, letter e), of Legislative Decree No. 39/10 and Article 123-bis, paragraph 4, of Legislative Decree No. 58/98

Management of TIM SpA is responsible for preparing a report on operations and a report on the corporate governance and ownership structure of TIM SpA as of 31 December 2017, including their consistency with the relevant financial statements and their compliance with the law.

We have performed the procedures required under auditing standard (SA Italia) No. 720B in order to express an opinion on the consistency of the report on operations and of the specific information included in the report on corporate governance and ownership structure referred to in article 123-bis, paragraph 4, of Legislative Decree No. 58/98, with the financial statements of TIM SpA as of 31 December 2017 and on their compliance with the law, as well as to issue a statement on material misstatements, if any.

In our opinion, the report on operations and the specific information included in the report on corporate governance and ownership structure mentioned above are consistent with the financial statements of TIM SpA as of 31 December 2017 and are prepared in compliance with the law.

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Milan, 29 March 2018

PricewaterhouseCoopers SpA

Signed by

Francesco Ferrara

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

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GLOSSARY

The following explanations are not intended as strict definitions, but to assist readers to understand certain terms as used in this Annual Report.

2G (second-generation Mobile System)

Second-generation mobile systems using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These systems support voice and limited data communications, as well as auxiliary services such as fax and SMS.

3G (third-generation Mobile System)

Third-generation wireless system, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks allow the transfer of both traditional communication services (telephony, messaging) and data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G. 3G networks technology enable mobile video, high-speed Internet access. The standards of the 3G technology include UMTS, based on WCDMA technology (quite often the two terms are often used interchangeably) and CDMA2000.

4G (fourth-generation Mobile System)

Fourth-generation systems are designed to provide, in addition to legacy services, mobile broadband Internet access to several kinds of devices such as laptops with wireless modems, smartphones, tablets, and other mobile devices. Current and future applications include mobile web access, IP telephony, gaming services, high-definition mobile video, video conferencing, Internet of Things and cloud computing applications. 4G standards include LTE e LTE-A (LTE-Advanced)

5G (fifth-generation Mobile System)

5G indicates the fifth-generation wireless systems that will be introduced on market starting from 2020. International standard fora like 3GPP (3rd Generation Partnership Project) and ITU (International Telecommunication Union) are defining characteristics and standards of 5G future connectivity and the first field trials will be launched in 2018.

The main elements of the 5G network will be:

•	bit-rate significantly higher than 4G in larger spectrum bandwidth (up to tens of Gbit/s over hundreds of MHz) to ensure greater quality of service, for innovative services such as video download and live streaming;

•	ultra-low latency in the order of milliseconds;

•	possibility of connecting simultaneously hundreds of thousands of objects (Internet of Things): wearable technologies, automatic systems for traffic control, assisted driving for vehicles, home automation.

•	ability to connect moving vehicles at higher speeds.

Access charge

Amount charged by national operators for the use of their network by other operators’ customers. It is also known as an “interconnection charge”.

ADS (American Depositary Shares)/ ADR (American Depositary Receipt)

Equity shares used for the listing of TIM ordinary and savings shares on the NYSE (The New York Stock Exchange). Each ordinary ADS corresponds to 10 TIM ordinary shares.

ADSL (Asymmetric Digital Subscriber Line)

Technology that transforms through a modem the traditional copper fixed line into a high-speed digital connection for the transfer of multimedia data. ADSL is an asymmetrical technology used to achieve broadband transmission.

ATM

A network protocol through which the transfer of data is achieved using the encapsulation of fixed length (53 bytes) data units, called cells, instead of variable-length packets as is the case in packet-switched networks.

Automation

This term identifies technologies for automated equipment, systems and processes automation, reducing the need for human intervention and simplifying network setup and maintenance activities.

Backbone

Portion of the telecommunication network that supports long-distance connections and aggregates large amount of traffic and from which the connections for serving specific local areas depart.

Big Data

Big data is a term used to describe the set of technologies and methods for massive data analysis. The term indicates the ability to extrapolate, analyze and relate a huge amount of heterogeneous, structured and unstructured data, to discover the links between different phenomena and predict the future ones.

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Bit-stream access

Wholesale interconnection services which consist in the supply by a dominant telecommunications operator (incumbent) of access transmission capacity between an end customer and an interconnection point of another operator (OLO).

Broadcast

Simultaneous transmission of the same information to all nodes and terminal equipment of a network.

BSC (Base Station Controller)

Control node of the 2G radio access network and interface with the MSC switching node. It has the task of supervising and controlling radio resources, for both call or data setup and maintenance.

BSS (Business Support System)

The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases.

BTS (Base Transceiver Station)

Radio base station transmitting and receiving the GSM radio signal to cover an area , split in one or more cells) by using one or more radio transceivers (TRX). BTS performs also GSM communications ciphering/deciphering.

Bundle

Commercial offer including multiple telecommunications services (voice, broadband internet, IPTV, other) by an operator under the same commercial brand. Dual Play bundle includes fixed telecommunication services and broadband Internet; Triple Play bundle is the “dual play bundle” integrated with IPTV; Quadruple Play bundle is the “bundle triple play” integrated with mobile telecommunication services.

Caching

Web contents caching (videos, HTML pages, images, etc.) is a technology that allows to reduce bandwidth usage and content access time. A cache stores copies of documents requested by users, so that subsequent requests can be satisfied by the cache itself, under appropriate conditions.

Carrier

Telecommunication services operator, providing a transport of communication services by means of its physical telecommunication network.

Carrier Aggregation

Technology used to aggregate more radio carriers to increase the transmission speed over a wireless network.

CDMA (Code Division Multiple Access)

CDMA is a channel multiple access method used in radio communication. First radio systems based on CDMA were developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission on the same channel of multiple signals, each of which is uniquely coded to distinguish it from the other messages.

CDN

Content Delivery Networks (CDN), are content distribution systems (especially large multimedia contents, such as IPTV) managed by a Service Provider for the provision of audio streaming services and video, with better quality towards customers.

CDP (Carbon Disclosure Project)

International initiative that encourages companies to focus on the management of the risks and opportunities emerging from climate change.

Cell

Geographical portion of territory illuminated by a radio base station

Cellular

A technique used in mobile radio technology to use efficiently the same spectrum of frequencies in a network. Controlled power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the spectrum used for it, can be reused without interference in other parts of the network.

Channel

The portion of a communications system that connects a source to one or more destinations by means of transmission media and optical, electric, electromagnetic signals.

Closed User Group

Group of customers who can make and receive calls or messages within the group at special conditions (restricted access, dedicated pricing ,..)

Cogeneration

Cogeneration is the combined production of electrical (or mechanical) energy and useful heat from the same primary source. By using the same fuel for two different purposes, cogeneration aims at a more efficient use of primary energy, with associated cost savings especially in production processes where there is a strong overlap between the use of electricity and heating.

Community

A group of people who have some interests in common and communicate via Internet (i.e. via social network).

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Co-siting

Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of network infrastructure in urban and rural areas.

CO2 - Carbon Dioxide

Carbon dioxide is one of the major greenhouse gases. It is linked to industrial processes and is the product of combustion especially as the result of the use of fossil fuels.

CPE Customer Premise Equipment

The Customer Premise Equipment is an electronic device (terminal, telephone, modem) for telecommunications used on the user’s side that is able to connect directly to the geographic transmission network through appropriate interfaces. The connection between the CPE and the network can be realized on physical carrier (optical fiber, telephone twisted pair) or on radio (wireless) carrier.

CPS (Carrier Pre-selection)

Within the framework of the Equal Access policy guaranteed to all operators, the CPS (Carrier Pre-Selection) is a feature of the telephone network that allows to permanently specify the call routing to the chosen operator. This function must be implemented by the access operators in their own plants.

Decommissioning

The term decommissioning means the disposal of the oldest technological solutions (legacy or obsolete) in order to rationalize and simplify the current Telecommunication networks with the aim of optimizing investments and improving the quality and time-to-market of services.

Digital

A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. These networks, through the use of a technology converting analog signals into digital ones, allow for higher capacity and higher flexibility . Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital divide

The gap between people with effective access to digital and information technology and those with very limited or no access at all. The term encompasses among other things: gaps in ownership of or regular access to a computer, or internet access due to being located in geographical areas with no broadband connectivity

Dsl Network (Digital Subscriber Line Network)

It is a network technology family that provides wide bandwidth digital transmission at short distances, through the traditional twisted copper pairs from the first switching office to the end user.

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DSLAM (Digital Subscriber Line Access Multiplexer)

DSLAM denotes equipment multiplier of digital access lines able to process digital signals of various clients with xDSL lines and multipliy them in a high rate data link to the nodes of the Internet.

DTT (Digital Terrestrial TV)

Digital Terrestrial Television Broadcasting is a type of broadcasting technology that provides a more effective way of transmitting television services (in terms of number of channels and images quality) using a digital system.

DVB-H (Digital Video Broadcasting-Handheld)

DVB-H was a standard for the transmission of digital video optimized for mobile networks and handheld devices such as smartphones and cellular phones.

DWDM (Dense Wavelength Division Multiplexing)

It is a technology for multiplying and transmitting at the same time optical signals with different wavelengths in a single optical fiber in order to increase the available amount of bandwidth.

EDGE (Enhanced Data for GSM Evolution)

It is a technology that increases the speed of data transmission of the GPRS the standard from 30-40 Kbit /s to 400 Kbit / s in the best radio transmission condition.

EEB (Energy Efficiency in Buildings)

International initiative promoted by the WBCSD (World Business Council for Sustainable Development) for research in energy efficiency in buildings in order to reduce the environmental impact and the energy costs.

EFFC (Extraction Full Free Cooling)

A cooling system for the reduction of consumption without the use of greenhouse gases. The EFFC is based on the principle of free cooling (forced ventilation without the use of air-conditioning), combined with a system to extract the hot air produced by the apparatus and further cooling (adiabatic) of incoming air obtained by exploiting a zone with a high concentration of nebulized water.

EMS (Environmental Management Systems)

Environmental management systems contribute to the sustainable management of production and support processes and are a stimulus to the continual improvement of environmental performance as they are tools to ensure effective management, prevention and the continuous reduction of the environmental impact in work processes

EPS (External Power Supplies)

External power supplies of equipment.

Ethernet

Family of computer networking technologies for local area networks (LANs) and metropolitan area networks (MANs).

Exchange

See Switch

EuP (Energy-using Products)

The Eco-Design Directive for Energy-using Products (2005/32/EC) establishes a regulatory framework that manufacturers of energy-using products (EuPs) must follow, from the design phase onward, to increase energy efficiency and reduce the negative environmental impact of products.

FFC – Full Free Cooling

Cooling system based on the use of forced ventilation to reduce energy consumption.

FSC (Forest Stewardship Council)

The Forest Stewardship Council is an international non-profit NGO. The FSC represents an internationally recognized forest certification system. The purpose of certification is correct forest management and traceability of forestry products. The FSC logo guarantees that a product has been made with raw materials deriving from forests correctly managed according to the principles of the two main standards: forest management and chain of custody. FSC certification is an independent, third-party scheme.

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FTTx

It is the term used to indicate any network architecture that uses fiber optic cabling in telecommunications access networks to replace, partially or totally, traditional copper cables. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTTC (Fiber to the Cabinet) the fiber connection reaches the equipment (distribution cabinet) located on the sidewalk, from where copper connections are run to the customer; in the case of FTTB (Fiber to the Building) the fiber arrives at the base of the building to a distribution box from where the vertical copper connection starts; in the case of FTTH (Fiber to the Home), the fiber connection terminates inside the customer premises.

FWA (Fixed Wireless Access)

Fixed Wireless Access refers to a set of transmission systems developed to exploit specific frequencies of the radio spectrum in order to provide fixed broadband connectivity services (with nominal connection speeds equal to 1 Gbps).

Gateway

An interconnection node between networks. A Gateway node may be used to separate networks belonging to different Domains or make functionally different networks interwork through protocol interworking.

G-FAST

G.FAST (Fast Access to Subscriber Terminal, group “G” of the ITU-T recommendations) is a DSL standard, fourth generation on copper, adopted by ITU-T starting from 2014 that allows to reach aggregate Downstream speeds + Up Stream of about 500 Mbit / s up to 100m and about 800-900 Mbit / s up to 50m.

It is therefore a technology with a speed higher than VDSL2 and eVDSL but, being optimized for very short distances, the network devices must be positioned even closer to the customer than the cabinets line, or rather in distribution boxes at or at the base of buildings.

GPRS (General Packet Radio System)

Packet switched system to efficiently transmit data over 2G cellular networks.

GPON (Gigabit capable Passive Optical Network)

A passive optical network (PON) is a network architecture that brings fiber cabling and signals to the home using a point-to-multipoint scheme that, by unpowered fiber optic splitters, enables a single optical fiber to serve multiple premises.

GRX (GPRS Roaming eXchange for Mobile Operators)

The GRX service allows Mobile Operators to globally interconnect GPRS networks around the world enabling global GPRS roaming coverage.

GRI (Global Reporting Initiative)

The Global Reporting Initiative (GRI) is a leading organization in the field of sustainability. GRI promotes sustainability reporting as a way for organizations to become more sustainable and contribute to sustainable development.

GSM (Global System for Mobile Communication)

A worldwide standard for digital cellular telephony working on the 900MHz and 1800MHz bands. It belongs to the Second Generation (2G) of mobile systems.

HCFC (Hydrochlorofluorocarbons)

Chemical compounds used mainly in cooling systems to replace chlorofluorocarbons (CFCs) which were banned by the Montreal Protocol. They have a more limited effect in depleting the ozone layer (approximately 10% of the ozone-depleting potential of CFCs).

HFC (Hydrofluorocarbons)

Compounds used in cooling systems. They belong to the family of greenhouse gases. They do not harm the ozone layer.

HDSL (High-bit-rate Digital Subscriber Line)

Technology of xDSL family, standardized in 1994. It provides up to 8 Mb/s symmetrical over copper.

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HLR (Home Location Register)

Database where customer data are recorded. It is part of 2G and 3G systems.

Home Access Gateway – Access Gateway – Home Gateway – Residential Gateway

Home networking device that is used to concentrate voice/data/video traffic of customers for private TLC networks and to connect devices in the home to the Internet or other WAN.

Housing

Leasing of physical space to customers, which is managed within a data center for the installation of their own equipment or servers.

HSPA (High Speed Packet Access)

Evolution of UMTS, which enables broadband mobile data both in Downstream (HSDPA) and Uplink (HSUPA), up to 42 Mb/s and 5.76 Mb/s, respectively.

ICT (Information and communication(s) technology)

Broad area concerned with information technology, telecommunications networks and services and other aspects of managing and processing information, especially in large organizations.

IEEE (Institute of Electrical and Electronics Engineers)

An organization of professional scientists aiming at promoting technology science and research in the field of electrical and electronics engineering and related fields. IEEE also works as a publishing house and standardization body.

IMSI (International Mobile Subscriber Identity)

The International Mobile Subscriber Identity is a unique identifier associated with a SIM card in cellular networks.

Internet

Global network for networks interconnection based on a common protocol suite, i.e. TCP/IP, which is the language by which connected equipment (hots) are able to communicate.

Internet of Things

The Internet of Things refers to the extension of Internet to the world of objects (devices, equipment, systems,...), which become recognizable and acquire intelligence thanks to the fact that they can communicate data about themselves and access aggregate information from part of others. There are many fields of applicability: from industrial applications (production processes), logistics and infomobility, to energy efficiency, remote assistance and environmental protection.

IP (Internet Protocol)

A connectionless data routing protocol, used for data transmission on both public and private networks, in particular over the Internet.

IP/MPLS (Internet Protocol/Multi Protocol Labeling Switching)

A packet switching protocol to optimize network behaviors of mapping Layer3 (IP) end-to-end data flow to Layer2 traffic between adjacent network nodes.

IPTV (Internet Protocol Television)

A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

ISDN (Integrated Services Digital Network)

A narrowband system in which several services (e.g., voice and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider)

A vendor who provides access to the Internet and World Wide Web.

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ITU (International Telecommunication Union)

An international organization that aims to set telecommunications standards and in the use of radio waves. Founded in 1865 in Paris, it is one of the specialized agencies of the United Nations and its head office is in Geneva.

Jitter

In electronics and telecommunications jitter indicates the variation of one or more characteristics of a signal such as, amplitude, frequency, phase, transmission delay. The causes leading to jitter must be kept at the center of the design of electronic systems and components in which signal integrity is a strict constraint.

KVAR (kilovolt–amperes reactive)

Measurement system, expressed in kilovolt, of electric current lost in an AC electrical system.

LAN (Local Area Network)

A private network that covers a local geographic area and provides telecommunications services as well as interconnection between personal computers.

Lambda

Represents the single optical channel on which a signal is transmitted in fiber-optic networks.

Latency

The latency of a system can be defined as the time interval between the time the input arrives to the system and the time when its output is available. In other words, latency is nothing more than a measure of the speed of response of a system.

LCA (Life Cycle Analysis)

Analysis methodology for the evaluation and quantification of environmental impacts associated with a product/process/activity along the entire life cycle from the extraction and acquisition of raw materials to the end of its life.

LLU (Local Loop Unbundling)

Service by which operators other than TIM can lease the local loop, i.e., the wire connection between the TIM local exchange and the customer’s premises.

Local Loop (Twisted Pair)

Twisted pair of copper wires through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called the “last mile”.

LTE (Long Term Evolution)

Represents the fourth generation (4G) of mobile phone systems. LTE belongs to the 3GPP (Third Generation Partnership Project) standard and is the latest evolution of the GSM / UMTS / HSPA standards. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enables services that require high interactivity (e.g. gaming, video conferencing). A further development of LTE, called “LTE Advanced,” is being implemented and will allow reaching even higher bitrates in download.

MEMS (Micro-Electro-Mechanical Systems)

MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit

MGCP (Media Gateway Control Protocol)

An Internet Engineering Task Force (IETF) signaling protocol allowing a bridge between classic telephone networks and Internet (i.e., IP-based) infrastructures.

MGW (Media GateWay)

Equipment that processes voice and video traffic adapting codings between different technologies (e.g. from circuit to packet).

MSC (Moblie Switching Center)

Executes functions such as controlling calls, switching traffic, billing, controlling and authentication and acts as an interface with other networks.

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Multimedia

A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid services created through their interaction.

Multicast ABR (Multicast Adaptive Bit Rate)

Technology that encodes the video multicast traffic in different streams at different bitrates, used according to the channel conditions, allowing to optimize the use experience the use of network resources.

MVNO (Mobile Virtual Network Operator)

MVNO is a mobile communications service provider that does not own the radio spectrum or wireless network infrastructure over which the MVNO provides services to its customers.

Naked

A digital subscriber line without an analog or ISDN telephony service. It is a line dedicated to data services

Network

An interconnected system of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cables or radio connections.

Network cap

See Price cap.

NFV (Network Function Virtualization)

The NFV paradigm allows both fixed and mobile network functions to become software applications, called VNF (Virtual Network Function), which the operator can instantiate on commercial servers, exploiting virtualization technologies, separating the link between hardware and software present in the current network devices.

NGAN (New Generation Access Network)

It can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGDC (Next Generation Data Center).

A major rethink of the IT and Data Center architecture through the physical concentration and virtualization of servers to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN (Next Generation Network).

New generation network created by TIM to meet the demands of corporations, public administrations and citizens. The new network architecture guarantees an infrastructure designed to cover multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing a huge capacity along with a wide selection of access systems.

NGNs (Non-Geographic Numbers)

Non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g. premium rate services, toll free, directory assistance services).

Node

Topological network junction, commonly a switching center or station.

Node B (similar to BTS in GSM)

This is the Radio Base Station in UMTS technology which, via an antenna, sends the UMTS radio signal that creates cell coverage (typically 3 cells for Node B). It also performs functions that are strictly linked to managing the radio connection.

N-play offering

Offerings to customers which bundle two or more of the following mobile and fixed services: voice, broadband and ultrabroadband data, video and TV, mobile.

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NYSE

The New York Stock Exchange.

OHSAS (Occupational Health and Safety Assessment Series)

International Standard that sets the requirements that a management system for the protection of workers’ health and safety must meet.

OLOs (Other Licensed Operators)

Companies other than the incumbent operator that operate telecommunications systems in a national market.

OLT (Optical Line Termination)

Optical element of the PON network (Passive Optical Network) that acts as an interface between the PON itself and the Backbone network. OLT is located in the central office.

ONU (Optical Network Unit)

Optical element of the PON network (Passive Optical Network) which acts as an interface with the user access device or the distribution network to users. ONU is located in the distribution cabinet.

Optical fiber

Thin glass, silica or plastic wires, building the base infrastructure for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of delivering a signal (light impulse) at almost unlimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable and copper twister-pair lines.

OSS (Operations Support System).

Methods and procedures (whether automatized or not) that directly support the daily operation of the telecommunications infrastructure.

OTT (Over the Top) players

Operators offering contents and services on the Internet without owning the proprietary TLC network infrastructure.

Outsourcing

Entrusting an external party carrying out services and business operations. For example, it can be outsourced the planning, construction and hosting services of a telecommunications management system and, ultimately, the management of the entire telecommunications system.

Packet-Switched Services

Telecommunications services provided by telcos and long-distance carriers that route packets of data between local area networks (LANs) in different geographical locations to form a wide area network (WAN). Packet-switching services are used to connect multiple LANs into a point-to-multipoint configuration, usually called a multipoint WAN.

Pay-Per-View or PPV

A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV

Subscription TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system is needed.

PCS (Personal Communications Services)

Set of wireless communications functionalities, voice and/or data, which provide similar services such as mobile ones.

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Peering

Peering is the voluntary interconnection of Internet networks, that refer to different Internet Service Providers, which allows users to exchange traffic between different networks.

Penetration (market penetration)

It represents the number of people (or subscriber) who acquires goods / services of a particular brand or a particular category, divided by the population where the service is available.

Platform

It’s an execution environment that includes hardware, software, application servers and other supporting tools, for the execution of programs.

POP (Point Of Presence)

The POP is a point of access to the network (router), provided by an Internet Service Provider (ISP), able to route traffic to end users connected to POP.

POTS (Plain Old Telephone Service)

Refers to the basic telephony service, (single-line telephones, fixed-line services and access to public voice telephony network).

Price-cap

Identifies the maximum price limit set by a regulator at which a service /product can be sold

PSTN (Public Switched Telephone Network)

PSTN, also known as the Public Switched Telephone Network, is the first-generation telephone network and provides basic telephone service.

RAEE (Rifiuti da Apparecchiature Elettrice ed Elettroniche)

“RAEE” are waste electrical / electronic equipment that the owner intends to dispose of as damaged, unused, or obsolete.

RNC (Radio Network Controller—counterpart of BSC in GSM)

RNC is the equipment (or node) for the control and aggregation of 3G network

Roaming

Agreement among two or more Mobile Operators from different Countries, under which Users can use the mobile network of other Operators participating in the agreement.

The roaming service is activated for example when the terminal is used overseas and enables a mobile user to access a different network from the one to which he subscribes.

RoHS (Restriction of Hazardous Substances)

European Directive No. 95/2002 that regulates the use of hazardous substances in electrical and electronic equipment, in order to contribute to the protection of human health and environment.

RTG

RTG, also known as the Public Switched Telephone Network, is the first-generation telephone network and provides basic telephone service.

SAR (Specific Absorption Rate)

SAR is a measure of the percentage of electromagnetic energy absorbed by the human body when it is exposed to the action of an electromagnetic field at radio frequency (RF).

SDH Standard (Synchronous Digital Hierarchy)

The European standard for high-speed digital transmission.

It’s a protocol of the physical layer used for multiplexing in time division and the subsequent digital transmission of telephony and data, in geographic networks on optical fiber, electric cable or radio link.

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SDN

Software Defined Networking (SDN) is a paradigm based on network virtualization whose aim is to transform traditional networks into flexible and intelligent platforms to satisfy in real time the bandwidth requirements and the dynamic nature of digital applications.

Service Provider

The Service Provider offers to the Users (Residential or Business) that subscribe his offer, a range of contents and services.

SGT (Transit exchange interconnection level for telephone traffic)

Transit Exchange for telephone traffic carriage, routing and transmission.

SGU (Local exchange interconnection level for telephone traffic)

Local Exchange for telephone traffic carriage, routing and transmission.

Shared Access

Shared access to the user’s twisted pair with another TLC service provider by using separately voice and non-voice band frequency spectrum. This mode allows keeping voice telephony with an Operator (TIM or others) and ADSL service on the proprietary network of the shared access operator (i.e. not passing over the TIM network but directly through the DSLAM of the operator).

SLA

Service Level Agreements (SLA) are contractual instruments through which service metrics are defined (eg quality of service) that must be respected by a service provider (provider) towards their customers / users.

SLU (Sub Loop Unbundling)

It consists in providing access to the local sub-section of the Operator copper network, in particular the section of the network between the user site and the distribution cabinet or an intermediate concentration point

Small Cells

Small cells are low energy consumption access nodes to the radio spectrum. . Smaller than the antennas, Small Cells are usually used in mobile telephony, both for the coverage of outdoor areas (squares, pedestrian streets, etc.) and for the coverage of indoor hot spots (airports, stadiums, shopping centers, stations, hospitals, university campuses, etc.).

SME

The small- and medium-size enterprise market (from 3 to 50 employees)

SMART CITY

The term Smart City refers to an urban area that uses integrated ICT technologies to optimize resources in key areas: mobility, communication, economy, work, environment, administration and construction. From an infrastructural point of view, the use of available resources on the web improves economic and political efficiency and can allow social, cultural and urban development.

Smartphone

Electronic device that combines the functions of a mobile phone and a handheld computer equipped with a complete operating system.

SMART TV

The term Smart TV identifies the new generation of televisions which allows us to enjoy multimedia audio-video content (movies, TV series, music videos, gaming,..) through an internet connection.

SMS (Short Message Service)

Short text messages that can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO

The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

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Switch

(Telephone switch) Synonymous of Telephone Exchange, i.e. network equipment used to set up and route telephone calls to the number called possibly through other switches. They may also record information for billing and control purposes.

(Network switch) Data networking equipment able to receive and forward packets using information at layer 2 of OSI (Open Systems Interconnection) model (i.e. hardware addresses of other equipment)

Synchronous

Type of data transmission in which there is permanent synchronization between the transmitter and receiver.

STB (Set-Top Box)

It is a customer device able to receive TV signals from a communication network (such as broadband/ultrabroadband access network, terrestrial broadcast, satellite broadcast, etc) and output them to TVs and other display devices (monitors, projectors, etc.). It may include Conditional Access functions to handle paid content

Tablet

Portable computer with compact dimensions whose screen can be used to write or give commands with the touch of your fingers or using a specially designed stylus.

TAL (Tele Alimentation for Remote Power Feeding)

Technique for power feeding roadside network equipment (such as ultrabroadband equipment located in street cabinets in Fiber to the Cabinet architecture) from the local exchange.

TCO (Total Cost of Ownership)

The TCO represents the global cost of an asset (eg an IT equipment) during its life cycle. The TCO takes into account both direct costs (hardware costs, network infrastructure, licenses) and indirect costs (management, maintenance, energy consumption).

TDMA (Time Division Multiple Access)

A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information channel at specific intervals and then reconstructs the pieces at the end of the channel.

ToIP (Telephony over IP)

The term is often used as synonymous of VoIP, however it has a wider meaning since it includes advanced telephony services (such as video, messaging, possibly some call handling, etc) beyond the basic voice communication.

TRX

Radio transceivers located in BTS.

UltraBroadBand

Includes all network technologies that offer connectivity from 30Mbit/s to over 1Gbit/s, referring in particular to the peak rate and not to the average available. The definition is related to the characteristics of the fixed and mobile access network. By increasing the capacity and the speed, Ultra Broadband technologies allow quicker access from multiple users to the content available on the net, also on the move, and to take advantage of high quality video up to Ultra HD and interactive gaming.

UMTS (Universal Mobile Telecommunications System)

Third-generation mobile communication standard. It consists of a broadband system in which data travels at a bandwidth around 2Mb/s, communication is faster, quality is better and multimedia contents can travel over the Net.

UMTS Cell

Geographical portion of territory illuminated by a Node B.

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UMTS Channels

These enable all the customers of the cell to access both the CS (Circuit Switched) services and PS (Packet Switched) services of UMTS technology.

Unbundling

It is the service offered by the incumbent to the alternative operator which consists of the rental of the local loop i.e. the wire connection between the local exchange and the customer’s premises, so that the alternative operator is able to connect the twisted pair from the customer to its own equipment.

Universal Service

The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

UPS

Uninterruptible Power Supply.

VAS (Value-Added Services)

Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network. In PSTN and first generation mobile networks the basic service was telephony (switched voice calls, initially analog and later digital ones) while VAS could include data and fax transmission services, as well as call handling features such as call waiting, call forwarding, etc..

As time passed VAS based on call handling grew with further features such as toll free calling, voice virtual private networks, etc. A new class of VAS also developed in mobile networks, including message handling services such as SMS and MMS. In parallel, development of data networks turned data transmission services (initially X25, then Frame Relay, ATM, Ethernet, IP) into basic services of those networks, on top of which there may be VAS such as address translation, data virtual lines and virtual networks, traffic priority, encryption, etc.

A further category of VAS is those based on contents of Service Providers linked to the network, beginning with contents provided on telephony network, going on with contents delivered via SMS (news, meteo, etc) and contents provided via browsing from mobile and fixed terminals, and arriving to video streaming contents.

VDSL (Very - high – data – rate Digital Subscriber Line)

Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with speeds of up to 50 Mbps in downstream.

VDSL2 (Very - high – data – rate Digital Subscriber Line 2)

“2nd generation” VDSL, able to achieve downstream speed in the range of hundreds of Mbps. Actual data rate however is largely dependent upon the distance between customer equipment and network equipment, e.g. for distances of some hundred meters the achievable rate is about 100 Mbps. For this reason, network equipment is typically located in street cabinets, so to be closer to customers. A VDSL2 evolution named eVDSL (enhanced VDSL) yields achievable rates around 200 Mbps; it has been recently deployed in TIM network.

Vectoring

Transmission technology that removes mutual interference (crosstalk) between copper lines bundled in the same cable. Of particular interest is the use on VDSL / VDSL2 / eVDSL lines in view of the growing penetration of ultrabroadband services, which would make interference more perceptible. In this perspective, the use of vectoring allows to maintain the typical performances of the aforementioned technologies. The technology is placed in the ONU apparatus where to be effective it is applied on all the lines of a cable; this means that in case of SLU (Sub Loop Unbundling), that is the presence of ONUs of several operators serving the lines of the same cable, a more complex implementation is required, the MOV (Multi-Operator Vectoring) that coordinates the vectoring of the different ONUs.

Virtualization

An approach to implementation of functionality resorting only to software running on general purpose hardware generally not dedicated, as opposed to approaches resorting also to special purpose and/or dedicated hardware.

VOD (Video On Demand)

TV-program offering on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast specifically for cable and satellite TV.

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VoIP (Voice Over IP)

A technology that allows transmission of voice communication over an Internet connection or another dedicated network using the Internet Protocol (IP) data networks ( such as IP-based LANs, Intranets or the Internet) instead of a conventional phone line.

VoLTE/ViLTE (Voice over LTE / Video over LTE)

A service providing voice and video calls over IP via LTE radio access, controlled by standard ToIP architecture named IMS (IP Multimedia Subsystem). The mated naming VoLTE/ViLTE is used since the service is essentially the same for voice and video, differing only in the type of media streams that are set up. Since it is standard based, it achieves interoperability among user terminals and between terminals and networks.

VPN (Virtual Private Network)

A network designed for a business customer or government agency, using the infrastructures of a carrier and providing customized services, and which operates in such a manner as to appear dedicated to the user thereof.

VULA (Virtual Unbundling Local Access)

A wholesale service provided by incumbent providers to alternative operators, where the incumbent provides – over its broadband access network – the transport of data traffic (a ‘bitstream’) between the end customer and an interconnection point where the alternative operator receives said traffic. In TIM’s case, the interconnection point is located at local exchange level, aside the OLT (Optical Line Termination) i.e. the head end of optical access network.

WAN (Wide Area Network)

A private network that covers a wide geographic area using public telecommunications services.

WEEE (Waste Electrical and Electronic Equipment)

Waste from electrical and electronic equipment which the holder intends to dispose of as it is faulty, unused or obsolete.

White, gray and black areas

The distinction between white, gray and black areas is relevant for the assessment of state aid to support the development of ultrabroadband networks, in terms of the compatibility of the aid with respect to Community legislation. This classification is contained in the European Union Guidelines:

•	white areas are areas without ultrabroadband (UBB) networks (connectivity), where private investors do not intend to invest in the next three years;

•	gray areas are areas in which an ultrabroadband (UBB) network (connectivity) is present or will be developed in the next three years by a single private operator.

•	black areas are areas in which at least two ultrabroadband (UBB) networks (connectivity) of different operators are present or will be developed over the next three years.

Wi-Fi

Wireless technology enabling data links in a limited area, generally in some hundred meters range, with speed up to tens of Mbps. Typical applications are in homes and offices as alternative to wired LAN, as well as in public services for Internet access, and also to create link between devices (e.g. between a laptop and a smartphone linked to Internet).

Wi – Max (Worldwide Interoperability for Microwave Access)

A technology that allows wireless access to broadband telecommunications networks, initially defined in order to work on ranges up to tens of kilometers and speed in the tens of Mbps.. It was defined by the Wi—MAX Forum, a global consortium formed in 2001 that brings together major companies in the field of fixed and mobile telecommunications and whose purpose is to develop, test and promote the interoperability of systems based on IEEE standards.

WLL (Wireless Local Loop)

The means of providing a local loop equivalent (e.g. connection from customer premises to local exchange) without the use of wiring, resorting instead to wireless technologies.

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WLR (Wholesale Line Rental)

It is a telephony only wholesale service provided by the incumbent to alternative operators, whereby the alternative operator gets an ULL-like service without the need to physically deploy equipment at local exchange sites. It is technically similar to Carrier PreSelection (CPS), and differs from CPS on the commercial side since the end customer is not subscribed to the incumbent’s access service, nor billed for it; in this way alternative operators are able to provide to customers both access and traffic services and to produce a single bill covering both services.

xDSL (Digital Subscriber Line)

It is a technology that makes use of standard telephone lines and it includes different categories including ADSL (Asymmetric DSL), HDSL (High-data-rate DSL), VDSL (Very high bit rate DSL) and eVDSL (enhanced Very high bit rate DSL). This technology uses a digital signal at very high frequencies in order to achieve high data transfer rates.

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USEFUL INFORMATION

Free copies of this report and the Annual Report on Corporate Governance and the Compensation Report can be obtained by:

Calling	Free Number 800.020.220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) providing information and assistance to shareholders

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can access:

the 2017 Annual Report at the following URL: telecomitalia.com/Bilanci-Relazioni;

the Annual Report on Corporate Governance at the following URL: telecomitalia.com/Relazione-governo-societario the Compensation Report at the following URL: telecomitalia.com/Relazione-remunerazione

They can also obtain information about TIM at the following URL: www.telecomitalia.com and information about its products and services at the following URL: www.tim.it

Investor Relations	+39 368881 (operator) investor_relations@telecomitalia.it

TIM S.p.A.

A company directed and coordinated by Vivendi SA

Registered Office Via G. Negri n. 1 - Milan

Headquarters and Secondary Office in Corso d’Italia 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 11,677,002,855.10 euros, fully paid up

Tax Code/VAT no. and Milan Companies Register file no. 00488410010

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Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We

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undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2018

TIM S.p.A.
BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager

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